Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

As confidentially submitted to the U.S. Securities and Exchange Commission on March 1, 2019.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on                     , 2019

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CUSHMAN & WAKEFIELD plc

(Exact name of Registrant as specified in its charter)

England and Wales	6500	98-1193584
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

125 Old Broad Street

London, United Kingdom, EC2N 1AR

Telephone: +44 20 3296 3000

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Brett Soloway

Cushman & Wakefield

225 West Wacker Drive

Chicago, Illinois 60606

Telephone: (312) 470-1800

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

Robert M. Hayward, P.C. Ana Sempertegui Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654 (312) 862-2000	Patrick O’Brien Thomas J. Fraser Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, $0.10 nominal value per share	$	$	$	$

(1)	Includes shares that the underwriters have an option to purchase from the selling shareholders.
(2)

Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low prices of the ordinary shares of the Registrant as reported on the New York Stock Exchange on             , 2019.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The information in this preliminary prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

Issued                 , 2019

            Shares

Ordinary Shares

The selling shareholders are offering                ordinary shares of Cushman & Wakefield plc. We will not receive any of the proceeds from the ordinary shares sold by the selling shareholders.

Our ordinary shares are listed on the New York Stock Exchange (NYSE) under the symbol “CWK.” On                 , 2019, the last reported sale price of our ordinary shares on the NYSE was $        per share.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 16.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Selling Shareholders (Before Expenses)
Per Share	$	$	$
Total	$	$	$

(1)	See “Underwriters (Conflicts of Interest)” beginning on page 144 of this prospectus for additional information regarding underwriting compensation.

The selling shareholders have granted the underwriters an option to purchase up to an additional                ordinary shares at the public offering price less the underwriting discount. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Neither the Securities and Exchange Commission nor state regulators have approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                 , 2019.

MORGAN STANLEY	J.P. MORGAN

            , 2019

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

We are responsible for the information contained in this prospectus and in any related free-writing prospectus we may prepare or authorize to be delivered to you. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. Neither the selling shareholders nor the underwriters are making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

Our Internet website address is www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

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Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. We have not independently verified such third-party information nor have we ascertained the underlying economic assumptions relied upon in those sources. While we are not aware of any misstatements regarding our market, industry or similar data presented herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.

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Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision.

In this prospectus, unless we indicate otherwise or the context requires:

●	“Cushman & Wakefield,” “the Company,” “we,” “ours” and “us” refer to Cushman & Wakefield plc and its consolidated subsidiaries.

●

“Fee revenue,” “Fee-based operating expenses,” “Adjusted EBITDA,” “Adjusted EBITDA margin” and “local currency” are non-GAAP measures and are defined and reconciled to the most directly comparable GAAP measures under “Summary Historical Consolidated Financial and Other Data.”

Our Business

Cushman & Wakefield is a preeminent global leading commercial real estate services firm with an iconic brand and approximately 51,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.6 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients through a comprehensive offering of services including Property, facilities and project management, Leasing, Capital markets, Valuation and other services. In 2018, 2017 and 2016, we generated revenues of $8.2 billion, $6.9 billion and $6.2 billion, respectively, and Fee revenues of $6.0 billion, $5.3 billion and $4.8 billion, respectively.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past several years have been a period of rapid growth and transformation for our company. Our experienced management team has been focused on integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. In August 2018, Cushman & Wakefield successfully completed an initial public offering (the “IPO”), listing the firm on the New York Stock Exchange (NYSE: CWK).

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflows to support our growth strategy to improve our productivity and drive better outcomes for our clients. We have built a scalable platform that is well positioned to execute our growth strategy focused on: (i) participating in further industry consolidation; (ii) meeting the growing outsourcing and service needs of our target customer base; and (iii) leveraging our strong competitive position to increase our market share. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives demand for high quality services providers. The sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow Fee revenue at a rate faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue, and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers are expected to include:

Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. We believe large corporations generally prefer outsourcing to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, are positioned to meet those expectations.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets.

Increased institutional ownership drives demand for services in three ways:

Increased demand for property management services—Institutional owners self-perform property management services at a lower rate than private owners, outsourcing more to services providers.

Increased demand for transaction services—Institutional owners execute real estate transactions at a higher rate than private owners.

Increased demand for advisory services—Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national, and global basis to obtain more consistent execution across markets and to benefit from streamlined management oversight of “single point of contact” service delivery.

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidation in the highly fragmented commercial real estate services industry is expected to continue.

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Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographic segments: the Americas; Europe, Middle East and Africa (“EMEA”); and Asia Pacific (“APAC”) representing 70%, 12% and 18% of our 2018 revenue and 68%, 15% and 17% of our 2018 Fee revenue, respectively. Within those segments, we operate the following service lines: Property, facilities and project management; Leasing; Capital markets; and Valuation and other, representing 59%, 23%, 12%, and 6% of our 2018 revenue and 44%, 32%, 16% and 8% of our 2018 Fee revenue, respectively.

Our Geographical Segments

Our global presence and integrated platform enables us to provide a broad base of services across geographies. We hold leading positions in all of our key markets. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

By revenue, our largest country was the United States, representing 66%, 62% and 62% of revenue in the years ended December 31, 2018, 2017 and 2016, respectively, followed by Australia, representing 7%, 10% and 10% of revenue in the years ended December 31, 2018, 2017 and 2016, respectively.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with relatively high switching costs.

For occupiers, we offer integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, Leasing, consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a building owner on a multi-year agreement to lease their available space. In tenant representation leasing, we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility into Leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, Leasing fees are less cyclical as tenants need to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are linked to transactional volume and velocity in the commercial real estate market.

Our Capital markets fees are transactional in nature and generally earned at the close of a transaction.

Valuation and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management; investment management; valuation advisory; portfolio advisory; diligence advisory; dispute analysis and litigation support; financial reporting and property and/or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Our Competitive Strengths

We believe we are well positioned to capitalize on the growth and globalization trends in the commercial real estate services industry due to the following competitive strengths:

Global Size and Scale. We believe multinational clients prefer to partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Often, this scale is a pre- requisite to compete for complex global service mandates. We are one of three global real estate services providers able to deliver such services on a global basis. We have built a platform by investing in our people and technology to enable our approximately 51,000 employees to offer our clients services through an extensive network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across Property, facilities and project management, Leasing, Capital markets, and Valuation and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by offering a full platform of services, while deepening and strengthening our relationships.

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity. We are focused on innovative solutions that improve the owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (such as Metaprop NYC).

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients, employees and the industry. Recently, Cushman & Wakefield was recognized in the top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the top positions in real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms. In 2018, Forbes named Cushman & Wakefield on its list of America’s Best Large Employers and we were named the top CRE advisor in the world by Euromoney.

Significant Recurring Revenue Provides Durable Platform. In 2018, 88% of revenue and nearly 85% of Fee revenue was generated from service lines that have proven to be more resilient to changing economic conditions. Our Property, facilities and project management service line, which is recurring and contractual in nature, generated 59% of our revenue and 44% of our Fee revenue in 2018. Additionally, services with high visibility including our Leasing and Valuation and other service lines generated 29% of our revenue and 40% of our Fee revenue in 2018. These revenue streams have provided greater stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation by successfully executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we are focused on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture,

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Capital-Light Business Model. We generate strong cash flow through our low capital intensive business model and focused and disciplined capital deployment. We target average capital expenditures to be less than 1% of revenue in the near to medium term. We expect to reinvest this cash flow into our services platform as well as infill M&A to continue to drive growth.

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and Chief Executive Officer (“CEO”), Brett White, has more than 33 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our Chief Financial Officer (“CFO”), Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

TPG (together with its affiliates, “TPG”), PAG Asia Capital (“PAG”) and Ontario Teachers’ Pension Plan Board (“OTPP”), collectively referred to as our Principal Shareholders have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. As of December 31, 2018, our Principal Shareholders collectively held approximately 64% of our outstanding ordinary shares. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We are focused on executing the following strategies to support our growth objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has driven integration benefits during the period of our ownership by the Principal Shareholders resulting in significant margin expansion through organic operational improvements, the successful realization of synergies from previous acquisitions and developing economies of scale. Adjusted EBITDA margins have expanded since our inception in 2014. We expect to continue to grow margin and view it as a primary measure of productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

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Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting, acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments. Infill opportunities occur across all geographies and service lines and over time we expect to invest in acquisitions with recurring and more visible revenue streams.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Corporate and Other Information

DTZ Jersey Holdings Limited, our parent company prior to the restructuring, is a Jersey limited company that was formed in 2014 in connection with the purchase of DTZ from UGL Limited. On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited (the “Share Exchange”), a private limited company incorporated in England and Wales. On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc. On July 20, 2018, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units (“RSUs”). On August 6, 2018, the Company closed the initial public offering of its ordinary shares. The Company’s ordinary shares are listed on the NYSE under the symbol “CWK.”

Cushman & Wakefield plc does not conduct any operations other than with respect to its direct and indirect ownership of its subsidiaries, and its business operations are conducted primarily out of its indirect operating subsidiary, DTZ Worldwide Limited. Our corporate headquarters are located at 225 West Wacker Drive, Chicago, Illinois. Our website address is www.cushmanwakefield.com. The information contained on, or accessible through, our website is not part of this prospectus.

Our History

In 2014, our Principal Shareholders started our company in its current form, with the purchase of DTZ from UGL Limited. At the end of 2014, the Principal Shareholders acquired and combined Cassidy Turley with DTZ. Finally, in 2015, we completed our transformative growth with the acquisition of Cushman & Wakefield. The company was combined under the name Cushman & Wakefield in September 2015.

References in this prospectus to “DTZ” are to the DTZ Group legacy property services business of UGL Limited, acquired by our Principal Shareholders on November 5, 2014, references to “Cassidy Turley” are to the

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

legacy Cassidy Turley companies, acquired by our Principal Shareholders and combined with us on December 31, 2014 and references to the “C&W Group” (or to “Cushman & Wakefield” where historical context requires) are to C&W Group, Inc., the legacy Cushman & Wakefield business, acquired by our Principal Shareholders and combined with us on September 1, 2015.

As part of our IPO we underwent a restructuring from our former holding company, a Jersey limited company, DTZ Jersey Holdings Limited, to a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc.

Our Principal Shareholders

Following our initial public offering, approximately 64% of our outstanding ordinary shares were beneficially owned by DTZ Investment Holdings LP (“Holdings LP”), an entity controlled collectively by our Principal Shareholders. Following our initial public offering, Holdings LP distributed ordinary shares representing approximately 62% of our outstanding ordinary shares to our Principal Shareholders who currently hold their respective portion of such interests in the Company directly. Holdings LP retained the remaining approximately 2% of our outstanding ordinary shares. See “Principal and Selling Shareholders.”

After giving effect to this offering, TPG will beneficially own approximately     % of our outstanding ordinary shares (or     % if the underwriters exercise their option to purchase additional shares in full), PAG Asia Capital will beneficially own approximately     % of our outstanding ordinary shares (or     % if the underwriters exercise their option to purchase additional shares in full), and OTPP will beneficially own approximately     % of our outstanding ordinary shares (or     % if the underwriters exercise their option to purchase additional shares in full).

TPG

TPG is a leading global alternative asset firm founded in 1992 with more than $103 billion of assets under management as of September 30, 2018 and offices in Austin, Beijing, Boston, Dallas, Fort Worth, Hong Kong, Houston, London, Luxembourg, Melbourne, Moscow, Mumbai, New York, San Francisco, Seoul and Singapore. TPG’s investment platforms are across a wide range of asset classes, including private equity, growth equity, real estate, credit, public equity and impact investing. TPG aims to build dynamic products and options for its investors while also instituting discipline and operational excellence across the investment strategy and performance of its portfolio.

PAG Asia Capital

PAG Asia Capital is the private equity arm of PAG, one of the largest Asia-focused alternative investment managers with approximately $30 billion in capital under management and 350 staff in 10 offices across Asia and in select global financial capitals. PAG Asia Capital is a pan-Asia buyout strategy whose current portfolio includes control and structured investments across financial services, consumer & retail, healthcare, tech, media & entertainment, and business products & services sectors. PAG’s limited partners, or investors, include leading institutional investors such as sovereign wealth funds, state pension funds, corporate pension funds and university endowments based in North America, Asia, Europe, Middle East and Australia. In addition to extensive investment experience in private equity, PAG’s Real Estate strategy has invested in more than 6,870 properties across Asia with total investment value in excess of $28 billion.

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Ontario Teachers’ Pension Plan Board

With CAD$193.9 billion in net assets as of June 30, 2018, OTPP is the largest single-profession pension plan in Canada. An independent organization, it invests the pension fund’s assets and administers the pensions of 323,000 active and retired teachers in Ontario. Private Capital is the private equity investment arm of OTPP, managing CAD$32.1 billion in invested capital as of June 30, 2018.

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Risk Factors

Our business is subject to numerous risks. See “Risk Factors” beginning on page 16. In particular, our business may be adversely affected by:

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve, and adverse developments in the credit markets;

●

our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●	the operating and financial restrictions that our credit agreement imposes on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

●

the possibility that LIBOR (as defined below) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences;

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

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our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	the possibility that a material breach in security relating to our information systems and regulation related to such breaches may affect us;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully; and

●

the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following this offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The Offering

Issuer	Cushman & Wakefield plc

Ordinary shares offered by the selling shareholders	shares

Underwriters’ option to purchase additional shares from the selling shareholders	The selling shareholders may sell up to additional shares if the underwriters exercise their option to purchase additional shares in full.

Ordinary shares to be outstanding after this offering	216,597,244 shares.

Use of proceeds	The selling shareholders will receive all of the net proceeds from this offering and we will not receive any of the proceeds from the sale of shares by the selling shareholders, including the shares to be sold by the selling shareholders if the underwriters exercise their option to purchase additional shares.

Dividend policy	We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and growth of our business. See “Dividend Policy.”

Risk Factors	Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 16 for a discussion of factors you should carefully consider before deciding to invest in our ordinary shares.

NYSE symbol	“CWK”

[Conflicts of interest]	[Certain affiliates of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding ordinary shares following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder.]

The number of ordinary shares to be outstanding after the completion of this offering is based on 216,597,244 ordinary shares issued and outstanding as of January 31, 2019, and excludes 9,730,117 shares reserved for issuance under the Management Plan (as defined herein) and 182,873 shares reserved to issuance under the Director Plan (as defined herein).

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

In addition, except as otherwise noted, all information in this prospectus assumes the underwriters do not exercise their option to purchase additional shares.

Of our outstanding option awards as of January 31, 2019, we have outstanding time-based options to purchase an aggregate of 3,227,852 shares, with a weighted average exercise price of $11.26 per share. We also have 1,520,782 outstanding performance-based options that vest based on a multiple of the investment price of the Principal Shareholders measured at the time of a sale of shares by the Principal Shareholders or if the trading price of our ordinary shares over 90 trading days averages at least $20.00, whichever comes first. Assuming the Principal Shareholders sold all of their shares at a price of $             per share (the last reported sale price of our ordinary shares on the NYSE on                     , 2019), there would be              shares underlying performance-based options that vest as a result of such sale.

Of our outstanding share-settled RSU awards as of January 31, 2019, we have outstanding time-based RSUs representing the right to receive an aggregate of 8,339,586 shares. We also have 743,667 outstanding performance-based RSUs that vest based on a multiple of the investment price of the Principal Shareholders measured at the time of a sale of shares by the Principal Shareholders or upon the attainment by the Principal Shareholders of a specified return on capital. Of the 743,667 performance-based RSUs, 670,138 may also vest based on the market price of our ordinary shares. Assuming the Principal Shareholders sold all of their shares at a price of $             per share (the last reported sale price of our ordinary shares on the NYSE on                     , 2019), there would be              shares issued in connection with the vesting of performance-based RSUs as a result of such sale.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present our summary historical financial data for the periods presented. The summary historical consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and summary historical consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus.

On July 6, 2018, we completed the reorganization of our company through the Share Exchange and on July 19, 2018, we completed the Re-registration. Prior to the Share Exchange, our business was conducted by DTZ Jersey Holdings Limited and its consolidated subsidiaries. Following the Share Exchange and before the Re-registration, our business was conducted by Cushman &Wakefield Limited and its consolidated subsidiaries. Following the Re-registration, our business is conducted by Cushman & Wakefield plc and its consolidated subsidiaries.

You should read the following information together with “Risk Factors,” “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Consolidated Financial Statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Year Ended December 31,
(in millions, except for per share data)	2018	2017	2016
Revenue	$8,219.9	$6,923.9	$6,215.7
Operating income (loss)	$12.6	$(171.1)	$(295.4)
Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)

Net loss per share, basic and diluted:
Basic	$(1.09)	$(1.54)	$(3.07)
Diluted	$(1.09)	$(1.54)	$(3.07)

Weighted average shares outstanding (in millions)
Basic	171.2	143.9	141.4
Diluted	171.2	143.9	141.4

Balance Sheet Data (at period end):
Total assets	$6,546.0	$5,793.4	$5,667.3
Total debt	$2,684.1	$2,843.5	$2,660.1

Other Historical Data:	Year Ended December 31,
(in millions, except for margin)	2018	2017	2016
Fee revenue (a)	$5,950.6	$5,319.8	$4,839.8
Fee-based operating expenses (b)	$5,935.5	$5,467.7	$5,105.1
Americas Adjusted EBITDA	$450.3	$344.6	$311.6
EMEA Adjusted EBITDA	$107.9	$108.8	$90.8
APAC Adjusted EBITDA	$100.9	$75.1	$72.4
Adjusted EBITDA (c)	$659.1	$528.5	$474.8
Adjusted EBITDA Margin (c)	11.1%	9.9%	9.8%

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

(a)

Fee revenue is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Fee revenue to revenue.

	Year Ended December 31,
(in millions)	2018	2017	2016
Revenue	$8,219.9	$6,923.9	$6,215.7
Less: Gross contract costs	(2,271.8)	(1,627.3)	(1,406.0)
Acquisition accounting adjustments	2.5	23.2	30.1

Fee revenue	$5,950.6	$5,319.8	$4,839.8

(b)

Fee-based operating expenses is a non-GAAP measure and is defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Total costs and expenses to Fee-based operating expenses.

	Year Ended December 31,
(in millions)	2018	2017	2016
Total costs and expenses	$8,207.3	$7,095.0	$6,511.1
Less: Gross contract costs	(2,271.8)	(1,627.3)	(1,406.0)

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

The following table presents a reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses.

	Year Ended December 31,
(in millions)	2018	2017	2016
Americas Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4
EMEA Fee-based operating expenses	784.6	688.5	605.9
APAC Fee-based operating expenses	920.0	863.5	775.4

Segment Fee-based operating expenses	5,297.0	4,803.7	4,373.7
Depreciation and amortization	290.0	270.6	260.6
Integration and other costs related to acquisitions (1)	242.1	305.1	397.0
Stock-based compensation	63.4	27.1	23.2
Cassidy Turley deferred payment obligation	33.0	44.0	47.6
Other	10.0	17.2	3.0

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

(c)

Adjusted EBITDA and Adjusted EBITDA Margin are non-GAAP measures and are defined in the section “Use of Non-GAAP Financial Information” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table presents a reconciliation of Adjusted EBITDA to net loss.

	Year Ended December 31,
(in millions)	2018	2017	2016
Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)
Add/(less):
Depreciation and amortization(1)	290.0	270.6	260.6
Interest expense, net of interest income(2)	228.8	183.1	171.8
Benefit from income taxes	(25.0)	(120.5)	(24.3)
Integration and other costs related to acquisitions(3)	244.7	328.3	427.1
Pre-IPO stock-based compensation(4)	63.4	27.1	23.2
Cassidy Turley deferred payment obligation(5)	33.0	44.0	47.6
Other(6)	10.0	17.2	3.0

Adjusted EBITDA	$659.1	$528.5	$474.8

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $205.8 million, $193.0 million and $182.0 million for the years ended December 31, 2018, 2017, and 2016, respectively.

(2)

Interest expense, net of interest income includes one-time write-off of financing fees and other fees incurred in relation to debt extinguishments and modifications of $53.8 million and $9.0 million for the years ended December 31, 2018 and 2016, respectively.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts.

(4)

Pre-IPO stock-based compensation represents non-cash compensation expense associated with our equity compensation plans. Refer to Note 13: Stock-based Payments from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018 for additional information.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which was paid out before the end of 2018. Refer to Note 10: Employee Benefits of the Company’s audited Consolidated Financial Statements for additional information.

(6)

Other includes sponsor monitoring fees of approximately $3.4 million, $5.0 million, and $5.0 million for the years ended December 31, 2018, 2017 and 2016, respectively, accounts receivable securitization costs of approximately $6.7 million and $8.2 million for the years ended December 31, 2018 and 2017, respectively; and $(2.0) million other items for the year ended December 31, 2016.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Risks associated with an investment in our ordinary shares include, but are not limited to, the risk factors described below. If any of the risks described below actually occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the trading price of our ordinary shares could decline and you may lose all or part of your investment. You should carefully consider all the information in this prospectus, including the risks and uncertainties described below as well as our Consolidated Financial Statements and related notes included elsewhere in this prospectus, before making an investment decision.

Risks Related to Our Business

The success of our business is significantly related to general economic conditions and, accordingly, our business, operations and financial condition could be adversely affected by economic slowdowns, liquidity crises, fiscal or political uncertainty and possible subsequent downturns in commercial real estate asset values, property sales and leasing activities in one or more of the geographies or industry sectors that we or our clients serve.

Periods of economic weakness or recession, significantly rising interest rates, fiscal or political uncertainty, market volatility, declining employment levels, declining demand for commercial real estate, falling real estate values, disruption to the global capital or credit markets or the public perception that any of these events may occur may negatively affect the performance of some or all of our service lines.

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity, changes in interest rates, the impact of tax and regulatory policies, the cost and availability of credit and the geopolitical environment.

Adverse economic conditions or political or regulatory uncertainty could also lead to a decline in property sales prices as well as a decline in funds invested in existing commercial real estate assets and properties planned for development, which in turn could reduce the commissions and fees that we earn. In addition, economic downturns may reduce demand for our Valuation and other service line and sales transactions and financing services in our Capital markets service line.

The performance of our property management services depends upon the performance of the properties we manage. This is because our fees are generally based on a percentage of rent collections from these properties. Rent collections may be affected by many factors, including: (1) real estate and financial market conditions prevailing generally and locally; (2) our ability to attract and retain creditworthy tenants, particularly during economic downturns; and (3) the magnitude of defaults by tenants under their respective leases, which may increase during distressed economic conditions.

Our service lines could also suffer from political or economic disruptions that affect interest rates or liquidity or create financial, market or regulatory uncertainty. For example, the U.K. has submitted formal notification under Article 50 of the Lisbon Treaty to the European Council of the U.K. to withdraw its membership in the European Union (commonly known as “Brexit”). The lack of clarity about applicable future laws, regulations or treaties as the United Kingdom negotiates the terms of withdrawal, as well as the operation of any such rules pursuant to any withdrawal terms, including financial laws and regulations, tax and free trade agreements, intellectual property rights, environmental, health and safety laws and regulations, immigration laws, employment laws and other rules that may apply to us, could increase our costs, restrict our access to capital within the United Kingdom and the European Union, and depress economic activity. Speculation about the terms and consequences of Brexit for the United Kingdom and other European Union members has caused and may continue to cause market volatility and currency fluctuations and adversely impact our clients’ confidence, which has resulted and may continue to result in a deterioration in our EMEA segment as leasing and investing activity

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

slowed. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility.

In continental Europe and Asia Pacific, the economies in certain countries where we operate can be uncertain, which may adversely affect our financial performance. Economic, political and regulatory uncertainty as well as significant changes and volatility in the financial markets and business environment, and in the global landscape, make it increasingly difficult for us to predict our financial performance into the future. As a result, any guidance or outlook that we provide on our performance is based on then-current conditions, and there is a risk that such guidance may turn out to be inaccurate.

We have numerous local, regional and global competitors across all of our service lines and the geographies that we serve, and further industry consolidation, fragmentation or innovation could lead to significant future competition.

We compete across a variety of service lines within the commercial real estate services and investment industry, including Property, facilities and project management, Leasing, Capital markets (including representation of both buyers and sellers in real estate sales transactions and the arrangement of financing), and advisory on real estate debt and equity decisions. Although we are one of the largest commercial real estate services firms in the world as measured by 2018 revenue, our relative competitive position varies significantly across geographies, property types and service lines. Depending on the geography, property type or service line, we face competition from other commercial real estate services providers and investment firms, including outsourcing companies that have traditionally competed in limited portions of our property, facilities management and project management service line and have expanded their offerings from time to time, in-house corporate real estate departments, developers, institutional lenders, insurance companies, investment banking firms, investment managers, accounting firms and consulting firms. Some of these firms may have greater financial resources allocated to a particular geography, property type or service line than we have allocated to that geography, property type or service line. In addition, future changes in laws could lead to the entry of other new competitors, such as financial institutions. Although many of our existing competitors are local or regional firms that are smaller than we are, some of these competitors are larger on a local or regional basis. We are further subject to competition from large national and multinational firms that have similar service and investment competencies to ours, and it is possible that further industry consolidation could lead to much larger and more formidable competitors globally or in the particular geographies, property types, service lines that we serve. Our industry has continued to consolidate, as evidenced by CBRE Group, Inc.’s 2015 acquisition of the facilities management business of Johnson Controls, Inc., Jones Lang LaSalle Incorporated’s 2011 acquisition of King Sturge in Europe and other recent consolidations. Beyond our two direct competitors, CBRE Group, Inc. and Jones Lang LaSalle Incorporated, the sector is highly fragmented amongst regional, local and boutique providers. Although many of our competitors across our larger product and service lines are smaller local or regional firms, they may have a stronger presence in their core markets than we do. In addition, disruptive innovation by existing or new competitors could alter the competitive landscape in the future and require us to accurately identify and assess such changes and make timely and effective changes to our strategies and business model to compete effectively. There is no assurance that we will be able to compete effectively, to maintain current fee levels or margins, or maintain or increase our market share.

Adverse developments in the credit markets may harm our business, results of operations and financial condition.

Our Capital markets (including representation of buyers and sellers in sales transactions and the arrangement of financing) and Valuation and other service lines are sensitive to credit cost and availability as well as marketplace liquidity. Additionally, the revenues in all of our service lines are dependent to some extent on the overall volume of activity (and pricing) in the commercial real estate market.

Disruptions in the credit markets may adversely affect our advisory services to investors, owners, and occupiers of real estate in connection with the leasing, disposition and acquisition of property. If our clients are

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

unable to procure credit on favorable terms, there may be fewer completed Leasing transactions, dispositions and acquisitions of property. In addition, if purchasers of commercial real estate are not able to obtain favorable financing, resulting in the lack of disposition and acquisition opportunities for our projects, our Valuation and other and Capital markets service lines may be unable to generate incentive fees.

Our operations are subject to social, political and economic risks in different countries as well as foreign currency volatility.

We conduct a significant portion of our business and employ a substantial number of people outside of the United States and as a result, we are subject to risks associated with doing business globally. Our business consists of service lines operating in multiple regions inside and outside of the United States. Outside of the United States, we generate earnings in other currencies and our operating performance is subject to fluctuations relative to the U.S. dollar, or USD. As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

Due to the constantly changing currency exposures to which we are subject and the volatility of currency exchange rates, we cannot predict the effect of exchange rate fluctuations upon future operating results. For example, Brexit was associated with a significant decline in the value of the British pound sterling against the USD in 2016 and negotiations with respect to the terms of the U.K.’s withdrawal or other changes to the membership or policies of the European Union, or speculation about such events, may be associated with increased volatility in the British pound sterling or other foreign currency exchange rates against the USD.

In addition to exposure to foreign currency fluctuations, our international operations expose us to international economic trends as well as foreign government policy measures. Additional circumstances and developments related to international operations that could negatively affect our business, financial condition or results of operations include, but are not limited to, the following factors:

●	difficulties and costs of staffing and managing international operations among diverse geographies, languages and cultures;

●	currency restrictions, transfer pricing regulations and adverse tax consequences, which may affect our ability to transfer capital and profits;

●	adverse changes in regulatory or tax requirements and regimes or uncertainty about the application of or the future of such regulatory or tax requirements and regimes;

●

the responsibility of complying with numerous, potentially conflicting and frequently complex and changing laws in multiple jurisdictions, e.g., with respect to data protection, privacy regulations, corrupt practices, embargoes, trade sanctions, employment and licensing;

●	the responsibility of complying with the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws;

●	the impact of regional or country-specific business cycles and economic instability;

●	greater difficulty in collecting accounts receivable in some geographic regions such as Asia, where many countries have underdeveloped insolvency laws;

●	a tendency for clients to delay payments in some European and Asian countries;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●	political and economic instability in certain countries;

●	foreign ownership restrictions with respect to operations in certain countries, particularly in Asia Pacific and the Middle East, or the risk that such restrictions will be adopted in the future; and

●

changes in laws or policies governing foreign trade or investment and use of foreign operations or workers, and any negative sentiments as a result of any such changes to laws or policies or due to trends such as populism, economic nationalism and against multinational companies.

Our business activities are subject to a number of laws that prohibit various forms of corruption, including local laws that prohibit both commercial and governmental bribery and anti-bribery laws that have a global reach, such as the FCPA and the U.K. Bribery Act. Additionally, our business activities are subject to various economic and trade sanctions programs and import and export control laws, including (without limitation) the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries and territories, their governments, and-in certain circumstances, their nationals, as well as with individuals and entities that are targeted by list-based sanctions programs. We maintain written policies and procedures and implement anti-corruption and anti-money laundering compliance programs, as well as programs designed to enable us to comply with applicable economic and trade sanctions programs and import and export control laws (“Compliance Programs”). However, coordinating our activities to address the broad range of complex legal and regulatory environments in which we operate presents significant challenges. Our current Compliance Programs may not address the full scope of all possible risks, or may not be adhered to by our employees or other persons acting on our behalf. Accordingly, we may not be successful in complying with regulations in all situations and violations may result in criminal or civil sanctions, including material monetary fines, penalties, equitable remedies (including disgorgement), and other costs against us or our employees, and may have a material adverse effect on our reputation and business.

In addition, we have penetrated, and seek to continue to enter into, emerging markets to further expand our global platform. However, certain countries in which we operate may be deemed to present heightened business, operational, legal and compliance risks. We may not be successful in effectively evaluating and monitoring the key business, operational, legal and compliance risks specific to those markets. The political and cultural risks present in emerging countries could also harm our ability to successfully execute our operations or manage our service lines there.

Our success depends upon the retention of our senior management, as well as our ability to attract and retain qualified and experienced employees.

We are dependent upon the retention of our Leasing and Capital markets professionals, who generate a significant amount of our revenues, as well as other revenue producing professionals. The departure of any of our key employees, including our senior executive leadership, or the loss of a significant number of key revenue producers, if we are unable to quickly hire and integrate qualified replacements, could cause our business, financial condition and results of operations to suffer. Competition for these personnel is significant, and our industry is subject to a relatively high turnover of brokers and other key revenue producers, and we may not be able to successfully recruit, integrate or retain sufficiently qualified personnel. In addition, the growth of our business is largely dependent upon our ability to attract and retain qualified support personnel in all areas of our business. We and our competitors use equity incentives and sign-on and retention bonuses to help attract, retain and incentivize key personnel. As competition is significant for the services of such personnel, the expense of such incentives and bonuses may increase and we may be unable to attract or retain such personnel to the same extent that we have in the past. Any significant decline in, or failure to grow, our ordinary share price may result in an increased risk of loss of these key personnel. Furthermore, shareholder influence on our compensation practices, including our ability to issue equity compensation, may decrease our ability to offer attractive compensation to key personnel and make recruiting, retaining and incentivizing such personnel more difficult. If

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

we are unable to attract and retain these qualified personnel, our growth may be limited and our business and operating results could suffer.

We rely on our Principal Shareholders.

We have in recent years depended on our relationship with our Principal Shareholders to help guide our business plan. Our Principal Shareholders have significant expertise in operational, financial, strategic and other matters. This expertise has been available to us through the representatives the Principal Shareholders have had on our board of directors and as a result of our previous management services agreement with the Principal Shareholders. In connection with the IPO, we ended our management services agreement with TPG and PAG, which provided for management and transaction advisory services.

Pursuant to a shareholders’ agreement we have entered into with our Principal Shareholders, representatives of the Principal Shareholders have the ability to appoint five of the seats on our board of directors, and as a result Jonathan Coslet, Timothy Dattels, Qi Chen, Lincoln Pan, and Rajeev Ruparelia have been appointed to our board of directors. In addition, the Principal Shareholders jointly have the right to designate for nomination one additional director, who must qualify as independent under the NYSE rules and must meet the independence requirements of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Principal Shareholders nominated Jodie McLean, who qualifies as an independent director under Rule 10A-3 of the Exchange Act, to the board of directors pursuant to this right. In the future, the Principal Shareholders may elect to reduce their ownership in our company or reduce their involvement on our board of directors, which could reduce or eliminate the benefits we have historically achieved through our relationship with them. Pursuant to the registration rights agreement we entered into with our Principal Shareholders in connection with our IPO, the Principal Shareholders have the right from time to time to require us to register their ordinary shares under the Securities Act for sale into the public markets. If the Principal Shareholders continue to exercise their registration rights and reduce their ownership in us, we could gradually lose their support, which may have adverse consequences on our business.

Our growth has benefited significantly from acquisitions, which may not perform as expected, and similar opportunities may not be available in the future.

A significant component of our growth over time has been generated by acquisitions. Starting in 2014, the Principal Shareholders and management have built our company through the combination of DTZ, Cassidy Turley and C&W Group. Any future growth through acquisitions will depend in part upon the continued availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions, which may not be available to us, as well as sufficient funds from our cash on hand, cash flow from operations, existing debt facilities and additional indebtedness to fund these acquisitions. We may incur significant additional debt from time to time to finance any such acquisitions, subject to the restrictions contained in the documents governing our then-existing indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our then-existing debt, would increase. Acquisitions involve risks that business judgments concerning the value, strengths and weaknesses of businesses acquired may prove incorrect. Future acquisitions and any necessary related financings also may involve significant transaction-related expenses, which include severance, lease termination, transaction and deferred financing costs, among others. See “- Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.”

We have had, and may continue to experience, challenges in integrating operations, brands and information technology systems acquired from other companies. This could result in the diversion of management’s attention from other business concerns and the potential loss of our key employees or clients or those of the acquired operations. The integration process itself may be disruptive to our business and the acquired company’s businesses as it requires coordination of geographically diverse organizations and implementation of new branding, i.e., transitioning to the “Cushman & Wakefield” brand, and accounting and information technology

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

systems. There is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. Acquisitions also frequently involve significant costs related to integrating information technology and accounting and management services.

We complete acquisitions with the expectation that they will result in various benefits, including enhanced revenues, a strengthened market position, cross-selling opportunities, cost synergies and tax benefits. Achieving the anticipated benefits of these acquisitions is subject to a number of uncertainties, including the realization of accretive benefits in the timeframe anticipated, whether we will experience greater-than-expected attrition from professionals licensed or associated with acquired firms and whether we can successfully integrate the acquired business. Failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could in turn materially and adversely affect our overall business, financial condition and operating results.

Our brand and reputation are key assets of our company, which will be affected by how we are perceived in the marketplace.

Our brand and its attributes are key assets, and we believe our continued success depends on our ability to preserve, grow and leverage the value of our brand. Our ability to attract and retain clients is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, management, workplace culture, financial condition, our response to unexpected events and other subjective qualities. Negative perceptions or publicity regarding these matters, even if related to seemingly isolated incidents and whether or not factually correct, could erode trust and confidence and damage our reputation among existing and potential clients, which could make it difficult for us to attract new clients and maintain existing ones. Negative public opinion could result from actual or alleged conduct in any number of activities or circumstances, including the personal conduct of individuals associated with our brand, handling of client complaints, regulatory compliance, such as compliance with the FCPA, the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws, the use and protection of client and other sensitive information and from actions taken by regulators or others in response to such conduct. Social media channels can also cause rapid, widespread reputational harm to our brand.

Our brand and reputation may also be harmed by actions taken by third parties that are outside our control. For example, any shortcoming of or controversy related to a third-party vendor may be attributed to us, thus damaging our reputation and brand value and increasing the attractiveness of our competitors’ services. Also, business decisions or other actions or omissions of our joint venture partners, the Principal Shareholders or management may adversely affect the value of our investments, result in litigation or regulatory action against us and otherwise damage our reputation and brand. Adverse developments with respect to our industry may also, by association, negatively impact our reputation, or result in greater regulatory or legislative scrutiny or litigation against us. Furthermore, as a company with headquarters and operations located in the United States, a negative perception of the United States arising from its political or other positions could harm the perception of our company and our brand. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could materially and adversely affect our revenues and profitability.

The protection of our brand, including related trademarks, may require the expenditure of significant financial and operational resources. Moreover, the steps we take to protect our brand may not adequately protect our rights or prevent third parties from infringing or misappropriating our trademarks. Even when we detect infringement or misappropriation of our trademarks, we may not be able to enforce all such trademarks. Any unauthorized use by third parties of our brand may adversely affect our brand. Furthermore, as we continue to expand our business, especially internationally, there is a risk we may face claims of infringement or other alleged violations of third-party intellectual property rights, which may restrict us from leveraging our brand in a manner consistent with our business goals.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Our 2018 First Lien Credit Agreement imposes operating and financial restrictions on us, and in an event of a default, all of our borrowings would become immediately due and payable.

The credit agreement, dated as of August 21, 2018 (the “2018 First Lien Credit Agreement”), which governs our $2.7 billion term loan (the “2018 First Lien Term Loan”) and revolving credit facility (the “Revolver”) imposes, and the terms of any future debt may impose, operating and other restrictions on us and many of our subsidiaries. These restrictions affect, and in many respects limit or prohibit, our ability to:

●	plan for or react to market conditions;

●	meet capital needs or otherwise carry out our activities or business plans; and

●	finance ongoing operations, strategic acquisitions, investments or other capital needs or engage in other business activities that would be in our interest, including:

●	incurring or guaranteeing additional indebtedness;

●	granting liens on our assets;

●	undergoing fundamental changes;

●	making investments;

●	selling assets;

●	making acquisitions;

●	engaging in transactions with affiliates;

●	amending or modifying certain agreements relating to junior financing and charter documents;

●	paying dividends or making distributions on or repurchases of share capital;

●	repurchasing equity interests or debt;

●	transferring or selling assets, including the stock of subsidiaries; and

●	issuing subsidiary equity or entering into consolidations and mergers.

In addition, under certain circumstances we will be required to satisfy and maintain a specified financial ratio under the 2018 First Lien Credit Agreement. Our ability to comply with the terms of our 2018 First Lien Credit Agreement can be affected by events beyond our control, including prevailing economic, financial market and industry conditions, and we cannot give assurance that we will be able to comply when required. These terms could have an adverse effect on our business by limiting our ability to take advantage of financing, merger and acquisition or other opportunities. We continue to monitor our projected compliance with the terms of our 2018 First Lien Credit Agreement.

A breach of any restrictive covenants in our 2018 First Lien Credit Agreement could result in an event of default. If any such event of default occurs, the lenders under our 2018 First Lien Credit Agreement may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable. The lenders under our 2018 First Lien Credit Agreement also have the right in these circumstances to terminate any commitments they have to provide further borrowings and to foreclose on collateral pledged thereunder. In addition, an event of default under our 2018 First Lien Credit Agreement could trigger a cross-default or cross-acceleration under our other material debt instruments and credit agreements, if any.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The 2018 First Lien Loan is jointly and severally guaranteed by substantially all of our material subsidiaries organized in the United States and England and Wales subject to certain exceptions. Each guarantee is secured by a pledge of substantially all of the assets of the subsidiary giving the pledge.

Moody’s Investors Service, Inc. and S&P Global Ratings rate our significant outstanding debt. These ratings, and any downgrades or any written notice of any intended downgrading or of any possible change, may affect our ability to borrow as well as the costs of our future borrowings.

We have a substantial amount of indebtedness, which may adversely affect our available cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness.

We have a substantial amount of indebtedness. As of December 31, 2018, our total debt was approximately $2.7 billion, nearly all of which consisted of the 2018 First Lien Loan. As of December 31, 2018, we had no outstanding funds drawn under our Revolver.

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. Our substantial indebtedness, combined with our other financial obligations and contractual commitments, could have important consequences. For example, it could:

●

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under such instruments;

●	make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

●

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

●	expose us to the risk that if unhedged, or if our hedges are ineffective, interest expense on our variable rate indebtedness will increase;

●	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

●

place us at a competitive disadvantage compared to our competitors that are less highly leveraged and therefore able to take advantage of opportunities that our indebtedness prevents us from exploiting;

●	limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other purposes; and

●	cause us to pay higher rates if we need to refinance our indebtedness at a time when prevailing market interest rates are unfavorable.

Any of the above listed factors could have a material adverse effect on our business, prospects, results of operations and financial condition.

Furthermore, our interest expense would increase if interest rates increase because our debt under our 2018 First Lien Credit Agreement bears interest at floating rates, which could adversely affect our cash flows. If we do

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

not have sufficient earnings to service our debt, we may be required to refinance all or part of our existing debt, including the 2018 First Lien Loan, sell assets, borrow more money or sell additional equity. There is no guarantee that we would be able to meet these requirements.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. Although our 2018 First Lien Credit Agreement contains restrictions on the incurrence of additional debt, these restrictions are subject to a number of significant qualifications and exceptions, and the debt incurred in compliance with these restrictions could be substantial. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to pay interest on and principal of our debt obligations principally depends upon our operating performance. As a result, prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments and reduce indebtedness over time.

In addition, we conduct our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us by dividend, debt repayment or otherwise. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets or seeking to raise additional capital. Our ability to restructure or refinance our indebtedness, if at all, will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt instruments may restrict us from adopting some of these alternatives. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations at all or on commercially reasonable terms, could affect our ability to satisfy our debt obligations and have a material adverse effect on our business, prospects, results of operations and financial condition.

The London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences.

The majority of our debt, including our 2018 First Lien Loan and revolving credit facility, bears interest at variable interest rates. The LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, interest rates on our current or future debt obligations may be adversely affected.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation.

We are exposed to various litigation risks and from time to time are party to various legal proceedings that involve claims for substantial amounts of money. We depend on our business relationships and our reputation for high-caliber professional services to attract and retain clients. As a result, allegations against us, irrespective of the ultimate outcome of that allegation, may harm our professional reputation and as such materially damage our business and its prospects, in addition to any financial impact.

As a licensed real estate broker and provider of commercial real estate services, we and our licensed sales professionals and independent contractors that work for us are subject to statutory due diligence, disclosure and standard-of-care obligations. Failure to fulfill these obligations could subject us or our sales professionals or independent contractors to litigation from parties who purchased, sold or leased properties that we brokered or managed in the jurisdictions in which we operate.

We are subject to claims by participants in real estate sales and leasing transactions, as well as building owners and companies for whom we provide management services, claiming that we did not fulfill our obligations. We are also subject to claims made by clients for whom we provided appraisal and valuation services and/or third parties who perceive themselves as having been negatively affected by our appraisals and/or valuations. We also could be subject to audits and/or fines from various local real estate authorities if they determine that we are violating licensing laws by failing to follow certain laws, rules and regulations.

In our Property, facilities and project management service line, we hire and supervise third-party contractors to provide services for our managed properties. We may be subject to claims for defects, negligent performance of work or other similar actions or omissions by third parties we do not control. Moreover, our clients may seek to hold us accountable for the actions of contractors because of our role as property or facilities manager or project manager, even if we have technically disclaimed liability as a contractual matter, in which case we may be pressured to participate in a financial settlement for purposes of preserving the client relationship.

Because we employ large numbers of building staff in facilities that we manage, we face the risk of potential claims relating to employment injuries, termination and other employment matters. While we are generally indemnified by the building owners in respect of such claims, we can provide no assurance that will continue to be the case. We also face employment-related claims as an employer with respect to our corporate and other employees for which we would bear ultimate responsibility in the event of an adverse outcome in such matters.

In addition, especially given the size of our operations, there is always a risk that a third party may claim that our systems or offerings, including those used by our brokers and clients, may infringe such third party’s intellectual property rights and may result in claims or suits by third parties. Any such claims or litigation, whether successful or unsuccessful, could require us to enter into settlement agreements with such third parties (which may not be on terms favorable to us), to stop or revise our use or sale of affected systems, products or services or to pay damages, which could materially negatively affect our business.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by any the commercial insurance policies we maintain in amounts we believe are appropriate. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages.

Adverse outcomes of property and facilities management disputes and related or other litigation could have a material adverse effect on our business, financial condition, results of operations and prospects, particularly to

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

the extent we may be liable on our contracts, or if our liabilities exceed the amounts of the insurance coverage procured and maintained by us. Some of these litigation risks may be mitigated by the commercial insurance policies we maintain. However, in the event of a substantial loss or certain types of claims, our insurance coverage and/or self-insurance reserve levels might not be sufficient to pay the full damages. Additionally, in the event of grossly negligent or intentionally wrongful conduct, insurance policies that we may have may not cover us at all. Further, the value of otherwise valid claims we hold under insurance policies could become uncollectible in the event of the covering insurance company’s insolvency, although we seek to limit this risk by placing our commercial insurance only with highly rated companies. Any of these events could materially negatively impact our business, financial condition, results of operations and prospects.

We are substantially dependent on long-term client relationships and on revenue received for services under various service agreements.

Many of the service agreements we have with our clients may be canceled by the client for any reason with as little as 30 to 60 days’ notice, as is typical in the industry. Some agreements related to our Leasing service line may be rescinded without notice. In this competitive market, if we are unable to maintain long-term client relationships or are otherwise unable to retain existing clients and develop new clients, our business, results of operations and/or financial condition may be materially adversely affected. The global economic downturn and resulting weaknesses in the markets in which they themselves compete led to additional pricing pressure from clients as they came under financial pressure. These effects have continued to moderate, but they could increase again in the wake of the continuing political and economic uncertainties within the European Union, the United States and China, including as a result of volatility in oil and commodity prices, changes in trade policies and other political and commercial factors over which we have no control.

The concentration of business with corporate clients can increase business risk, and our business can be adversely affected due to the loss of certain of these clients.

We value the expansion of business relationships with individual corporate clients because of the increased efficiency and economics that can result from developing recurring business from performing an increasingly broad range of services for the same client. Although our client portfolio is currently highly diversified, as we grow our business, relationships with certain corporate clients may increase, and our client portfolio may become increasingly concentrated. For example, part of our strategy is to increase our revenues from existing clients which may lead to an increase in corporate clients and therefore greater concentration of revenues. Having increasingly large and concentrated clients also can lead to greater or more concentrated risks if, among other possibilities, any such client (1) experiences its own financial problems; (2) becomes bankrupt or insolvent, which can lead to our failure to be paid for services we have previously provided or funds we have previously advanced; (3) decides to reduce its operations or its real estate facilities; (4) makes a change in its real estate strategy, such as no longer outsourcing its real estate operations; (5) decides to change its providers of real estate services; or (6) merges with another corporation or otherwise undergoes a change of control, which may result in new management taking over with a different real estate philosophy or in different relationships with other real estate providers.

Where we provide real estate services to firms in the financial services industry, including banks and investment banks, we are experiencing indirectly the increasing extent of the regulatory environment to which they are subject in the aftermath of the global financial crisis. This increases the cost of doing business with them, which we are not always able to pass on, as a result of the additional resources and processes we are required to provide as a critical supplier.

Significant portions of our revenue and cash flow are seasonal, which could cause our financial results and liquidity to fluctuate significantly.

A significant portion of our revenue is seasonal, especially for service lines such as Leasing and Capital markets, which impacts the comparison of our financial condition and results of operations on a quarter-by-

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

quarter basis. Historically, our revenue and operating income tend to be lowest in the first quarter, and highest in the fourth quarter of each year. Also, we have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when revenue is lowest and largest in the fourth quarter of the year when revenue is highest. This variance among periods makes it difficult to compare our financial condition and results of operations on a quarter-by-quarter basis. In addition, the seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, our revolving credit facility. We are therefore dependent on the availability of cash on hand and our debt facilities, especially in the first and second quarters of the year. Further, as a result of the seasonal nature of our business, political, economic or other unforeseen disruptions occurring in the fourth quarter that impact our ability to close large transactions may have a disproportionate effect on our financial condition and results of operations.

A failure to appropriately address actual or perceived conflicts of interest could adversely affect our service lines.

Our company has a global business with different service lines and a broad client base and is therefore subject to numerous potential, actual or perceived conflicts of interests in the provision of services to our existing and potential clients. For example, conflicts may arise from our position as broker to both owners and tenants in commercial real estate lease transactions. We have adopted various policies, controls and procedures to address or limit actual or perceived conflicts, but these policies and procedures may not be adequate and may not be adhered to by our employees. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged and cause us to lose existing clients or fail to gain new clients if we fail, or appear to fail, to identify, disclose and manage potential conflicts of interest, which could have an adverse effect on our business, financial condition and results of operations. In addition, it is possible that in some jurisdictions regulations could be changed to limit our ability to act for parties where conflicts exist even with informed consent, which could limit our market share in those markets. There can be no assurance that conflicts of interest will not arise in the future that could cause material harm to us.

Failure to maintain and execute information technology strategies and ensure that our employees adapt to changes in technology could materially and adversely affect our ability to remain competitive in the market.

Our business relies heavily on information technology, including on solutions provided by third parties, to deliver services that meet the needs of our clients. If we are unable to effectively execute and maintain our information technology strategies or adopt new technologies and processes relevant to our service platform, our ability to deliver high-quality services may be materially impaired. In addition, we make significant investments in new systems and tools to achieve competitive advantages and efficiencies. Implementation of such investments in information technology could exceed estimated budgets and we may experience challenges that prevent new strategies or technologies from being realized according to anticipated schedules. If we are unable to maintain current information technology and processes or encounter delays, or fail to exploit new technologies, then the execution of our business plans may be disrupted. Similarly, our employees require effective tools and techniques to perform functions integral to our business. Our payroll and compensation technology systems are important to ensuring that key personnel, in particular commission-based personnel, are compensated accurately and on a timely basis. Failure to pay professionals the compensation they are due in a timely manner could result in higher attrition. Failure to successfully provide such tools and systems, or ensure that employees have properly adopted them, could materially and adversely impact our ability to achieve positive business outcomes.

Failure to maintain the security of our information and technology networks, including personally identifiable and client information, intellectual property and proprietary business information could significantly adversely affect us.

Security breaches and other disruptions of our information and technology networks could compromise our information and intellectual property and expose us to liability, reputational harm and significant remediation

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

costs, which could cause material harm to our business and financial results. In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and intellectual property, and that of our clients and personally identifiable information of our employees, contractors and vendors, in our data centers and on our networks. The secure processing, maintenance and transmission of this information are critical to our operations. Despite our security measures, and those of our third-party service providers, our information technology and infrastructure may be vulnerable to attacks by third parties or breached due to employee error, malfeasance or other disruptions. A significant actual or potential theft, loss, corruption, exposure, fraudulent use or misuse of client, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation or regulatory actions against us. Such an event could additionally disrupt our operations and the services we provide to clients, harm our relationships with contractors and vendors, damage our reputation, result in the loss of a competitive advantage, impact our ability to provide timely and accurate financial data and cause a loss of confidence in our services and financial reporting, which could adversely affect our business, revenues, competitive position and investor confidence. Additionally, we rely on third parties to support our information and technology networks, including cloud storage solution providers, and as a result have less direct control over our data and information technology systems. Such third parties are also vulnerable to security breaches and compromised security systems, for which we may not be indemnified and which could materially adversely affect us and our reputation. Furthermore, our, or our third-party vendors’, inability to detect unauthorized use (for example, by current or former employees) or take appropriate or timely steps to enforce our intellectual property rights may have an adverse effect on our business.

Interruption or failure of our information technology, communications systems or data services could impair our ability to provide our services effectively, which could damage our reputation and materially harm our operating results.

Our business requires the continued operation of information technology and communication systems and network infrastructure. Our ability to conduct our global business may be materially adversely affected by disruptions to these systems or infrastructure. Our information technology and communications systems are vulnerable to damage or disruption from fire, power loss, telecommunications failure, system malfunctions, computer viruses, cyber-attacks, natural disasters such as hurricanes, earthquakes and floods, acts of war or terrorism, employee errors or malfeasance, or other events which are beyond our control. With respect to cyberattacks and viruses, these pose growing threats to many companies, and we have been a target and may continue to be a target of such threats, which could expose us to liability, reputational harm and significant remediation costs and cause material harm to our business and financial results. In addition, the operation and maintenance of our systems and networks is in some cases dependent on third-party technologies, systems and services providers for which there is no certainty of uninterrupted availability. Any of these events could cause system interruption, delays and loss, corruption or exposure of critical data or intellectual property and may also disrupt our ability to provide services to or interact with our clients, contractors and vendors, and we may not be able to successfully implement contingency plans that depend on communication or travel. Furthermore, any such event could result in substantial recovery and remediation costs and liability to customers, business partners and other third parties. We have business continuity and disaster recovery plans and backup systems to reduce the potentially adverse effect of such events, but our disaster recovery planning may not be sufficient and cannot account for all eventualities, and a catastrophic event that results in the destruction or disruption of any of our data centers or our critical business or information technology systems could severely affect our ability to conduct normal business operations, and as a result, our future operating results could be materially adversely affected.

Our business relies heavily on the use of software and commercial real estate data, some of which is purchased or licensed from third-party providers for which there is no certainty of uninterrupted availability. A disruption of our ability to access such software, including an inability to renew such licenses on the same or

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

similar terms, or provide data to our professionals and/or our clients, contractors and vendors or an inadvertent exposure of proprietary data could damage our reputation and competitive position, and our operating results could be adversely affected.

A material breach in security relating to our information systems and regulation related to such breaches could adversely affect us.

Information security risks have generally increased in recent years, in part because of the proliferation of new technologies and the use of the Internet, and the increased sophistication and activity of organized crime, hackers, terrorists, activists, cybercriminals and other external parties, some of which may be linked to terrorist organizations or hostile foreign governments. Cybersecurity attacks are becoming more sophisticated and include malicious software, phishing and spear phishing attacks, wire fraud and payment diversion, account and email takeover attacks, ransomware, attempts to gain unauthorized access to data and other electronic security breaches. Cybersecurity attacks, including attacks that are not ultimately successful, could lead to disruptions in our critical systems, unauthorized release of confidential or otherwise protected information or corruption of our data, and could also substantially damage our reputation. We have experienced cybersecurity attacks in the past, including ransomware attacks by cybercriminals, and we expect additional attacks in the future. Cybersecurity attacks like the ones we have experienced in the past could have a substantial impact on our reputation with our customers, clients and stakeholders, and may have a material adverse effect on our business.

Any person who circumvents our security measures could steal proprietary or confidential customer information or cause interruptions in our operations that could cause us to be unable to provide our services or operate our business and damage our reputation. We incur significant costs to protect against security breaches and other cybersecurity attacks and may incur significant additional costs to address issues caused by any breaches or cybersecurity attacks. Our failure to prevent future security breaches or cybersecurity attacks, or well-publicized security breaches affecting the Internet in general, could significantly harm our reputation and business and financial results.

Certain laws, regulations and standards regarding data security affecting our customers impose requirements regarding the security of information maintained by these customers, as well as notification to persons whose personal information is accessed by an unauthorized third party. Certain laws may also require us to protect the security of our employees’ personal data. As a result of any continuing legislative initiatives and customer demands, we may have to modify our operations with the goal of further improving data security. The cost of compliance with these laws, regulations and standards is high and is likely to increase in the future. Any such modifications may result in increased expenses and operating complexity, and we may be unable to increase the rates we charge for our services sufficiently to offset these increases. Any failure on our part to comply with these laws, regulations and standards can result in negative publicity and diversion of management time and effort and may subject us to significant liabilities and other penalties.

If customer confidential information, including material non-public information or personal data we maintain, is inappropriately disclosed due to an information security breach, or if any person, including any of our employees, negligently disregards or intentionally breaches our confidentiality policies or other controls or procedures with which we are responsible for complying with respect to such data or otherwise mismanages or misappropriates that data, we may incur substantial liabilities to our clients and be subject to fines or penalties imposed by governmental authorities. Any incidents with respect to the handling of such information could subject us to litigation or indemnification claims with our clients and other parties and harm our reputation. In addition, any breach or alleged breach of our confidentiality agreements with our clients may result in termination of their engagements, resulting in associated loss of revenue and increased costs.

Infrastructure disruptions may disrupt our ability to manage real estate for clients or may adversely affect the value of real estate investments we make on behalf of clients.

The buildings we manage for clients, which include some of the world’s largest office properties and retail centers, are used by numerous people daily. As a result, fires, earthquakes, floods, other natural disasters, defects

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

and terrorist attacks can result in significant loss of life, and, to the extent we are held to have been negligent in connection with our management of the affected properties, we could incur significant financial liabilities and reputational harm.

Our goodwill and other intangible assets could become impaired, which may require us to take significant non-cash charges against earnings.

Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of our goodwill and other intangible assets has been impaired. Any impairment of goodwill or other intangible assets as a result of such analysis would result in a non-cash charge against earnings, and such charge could materially adversely affect our reported results of operations, shareholders’ equity and our ordinary share price. A significant and sustained decline in our future cash flows, a significant adverse change in the economic environment, slower growth rates or if our ordinary share price falls below our net book value per share for a sustained period, could result in the need to perform additional impairment analysis in future periods. If we were to conclude that a future write-down of goodwill or other intangible assets is necessary, then we would record such additional charges, which could materially adversely affect our results of operations.

Our service lines, financial condition, results of operations and prospects could be adversely affected by new laws or regulations or by changes in existing laws or regulations or the application thereof. If we fail to comply with laws and regulations applicable to us, or make incorrect determinations in complex tax regimes, we may incur significant financial penalties.

We are subject to numerous federal, state, local and non-U.S. laws and regulations specific to the services we perform in our service lines. Brokerage of real estate sales and leasing transactions and the provision of valuation services requires us and our employees to maintain applicable licenses in each U.S. state and certain non-U.S. jurisdictions in which we perform these services. If we and our employees fail to maintain our licenses or conduct these activities without a license, or violate any of the regulations covering our licenses, we may be required to pay fines (including treble damages in certain states) or return commissions received or have our licenses suspended or revoked. A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation or oversight by the SEC, Financial Industry Regulatory Authority (“FINRA”), the Defense Security Service, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators. Compliance failures or regulatory action could adversely affect our business. We could be subject to disciplinary or other actions in the future due to claimed noncompliance with these regulations, which could have a material adverse effect on our operations and profitability.

We are also subject to laws of broader applicability, such as tax, securities, environmental, employment laws and anti-bribery, anti-money laundering and corruption laws, including the Fair Labor Standards Act, occupational health and safety regulations, U.S. state wage-and-hour laws, the FCPA and the U.K. Bribery Act. Failure to comply with these requirements could result in the imposition of significant fines by governmental authorities, awards of damages to private litigants and significant amounts paid in legal fees or settlements of these matters.

We operate in many jurisdictions with complex and varied tax regimes and are subject to different forms of taxation resulting in a variable effective tax rate. In addition, from time to time we engage in transactions across different tax jurisdictions. Due to the different tax laws in the many jurisdictions where we operate, we are often required to make subjective determinations. The tax authorities in the various jurisdictions where we carry on business may not agree with the determinations that are made by us with respect to the application of tax law. Such disagreements could result in disputes and, ultimately, in the payment of additional funds to the government authorities in the jurisdictions where we carry on business, which could have an adverse effect on our results of operations. In addition, changes in tax rules or the outcome of tax assessments and audits could have an adverse effect on our results in any particular quarter.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

As the size and scope of our business has increased significantly during the past several years, both the difficulty of ensuring compliance with numerous licensing and other regulatory requirements and the possible loss resulting from non-compliance have increased. The global economic crisis has resulted in increased government and legislative activities, including the introduction of new legislation and changes to rules and regulations, which we expect will continue into the future. New or revised legislation or regulations applicable to our business, both within and outside of the United States, as well as changes in administrations or enforcement priorities may have an adverse effect on our business, including increasing the costs of regulatory compliance or preventing us from providing certain types of services in certain jurisdictions or in connection with certain transactions or clients. For example, on May 25, 2018, the European General Data Protection Regulation became effective with a greater territorial reach than existing laws and applies to many of our contracts and agreements throughout the world. To the extent it applies, we updated and continue to update certain of our agreements and data protection practices, which may take significant time and cost. We are unable to predict how new laws, rules, regulations and proposals will be implemented or in what form, or whether any additional or similar changes to laws or regulations, including the interpretation or implementation thereof, will occur in the future. Any such action could affect us in substantial and unpredictable ways and could have an adverse effect on our service lines, financial condition, results of operations and prospects.

Any failure by us to execute on our strategy for operational efficiency successfully could result in total costs and expenses that are greater than expected.

We have an operating framework that includes a disciplined focus on operational efficiency. As part of this framework, we have adopted several initiatives, including development of our technology platforms, workflow processes and systems to improve client engagement and outcomes across our service lines.

Our ability to continue to achieve the anticipated cost savings and other benefits from these initiatives within the expected time frame is subject to many estimates and assumptions. These estimates and assumptions are subject to significant economic, competitive and other uncertainties, some of which are beyond our control. In addition, we are vulnerable to increased risks associated with implementing changes to our tools, processes and systems given our varied service lines, the broad range of geographic regions in which we and our customers operate and the number of acquisitions that we have completed in recent years. If these estimates and assumptions are incorrect, if we are unsuccessful at implementing changes, if we experience delays, or if other unforeseen events occur, we may not achieve new or continue to achieve operational efficiencies and as a result our business and results of operations could be adversely affected.

We may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate.

Various laws and regulations impose liability on real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at a property. In our role as a property or facility manager or developer, we could be held liable as an operator for such costs. This liability may be imposed without regard to the legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of the hazardous or toxic substances. If we fail to disclose environmental issues, we could also be liable to a buyer or lessee of a property. If we incur any such liability, our business could suffer significantly as it could be difficult for us to develop or sell such properties, or borrow funds using such properties as collateral. In the event of a substantial liability, our insurance coverage might be insufficient to pay the full damages, or the scope of available coverage may not cover certain of these liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of service lines.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Risks Related to this Offering and Ownership of Our Ordinary Shares

We are a “controlled company” within the meaning of the NYSE corporate governance standards and, as a result, qualify for exemptions from certain corporate governance requirements. If we rely on these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

The Principal Shareholders control a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consists of independent directors;

●	we have a nominating and corporate governance committee that is composed entirely of independent directors; and

●	we have a compensation committee that is composed entirely of independent directors.

We are currently not utilizing these exemptions. If, however, we utilize certain of these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards. The Principal Shareholders’ significant ownership interest could adversely affect investors’ perceptions of our corporate governance.

The Principal Shareholders have significant influence over us, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of key transactions, including a change of control, and which may result in conflicts with us or you in the future.

We are controlled by the Principal Shareholders. As of December 31, 2018, the Principal Shareholders owned approximately 64% of our total ordinary shares outstanding. Pursuant to the shareholders’ agreement with our Principal Shareholders, the Principal Shareholders have the right to designate five of the seats on our board of directors, and as a result Jonathan Coslet, Timothy Dattels, Qi Chen, Lincoln Pan and Rajeev Ruparelia have been appointed to our board of directors. In addition, the Principal Shareholders jointly have the right to designate for nomination one additional director, who must qualify as independent under the NYSE rules and must meet the independence requirements of Rule 10A-3 of the Exchange Act, so long as they collectively own at least 50% of our total ordinary shares outstanding. The Principal Shareholders nominated Jodie McLean, who qualifies as an independent director under Rule 10A-3 of the Exchange Act, to the board of directors pursuant to this right. The Principal Shareholders are thus able to exercise control over our affairs and policies, including the approval of certain actions such as amending our articles of association, commencing bankruptcy proceedings and taking certain actions (including, without limitation, incurring debt, issuing shares, selling assets, repurchasing shares, paying dividends and engaging in mergers and acquisitions), appointing members of our management, issuing equity under our management incentive plans and any transaction that requires shareholder approval regardless of whether others believe that such change or transaction is in our best interests. So long as the Principal Shareholders continue to hold a majority of our outstanding ordinary shares, the Principal Shareholders will have the ability to control the vote in any election of directors, amend our articles of association or take other actions requiring the vote of our shareholders. Even if the amount owned by the Principal Shareholders falls below 50%, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Additionally, the Principal Shareholders’ interests may not align with the interests of our other shareholders. The Principal Shareholders are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with us. The Principal Shareholders may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Certain of our directors have relationships with the Principal Shareholders, which may cause conflicts of interest with respect to our business.

Five of our nine directors are affiliated with the Principal Shareholders. These directors have fiduciary duties to us and, in addition, have duties to the applicable Principal Shareholder. As a result, these directors may face real or apparent conflicts of interest with respect to matters affecting both us and the affiliated Principal Shareholder, whose interests may be adverse to ours in some circumstances.

Certain of our shareholders have the right to engage or invest in the same or similar businesses as us.

The Principal Shareholders have other investments and business activities in addition to their ownership of us. The Principal Shareholders have the right, and have no duty to abstain from exercising such right, to engage or invest in the same or similar businesses as us, do business with any of our clients, customers or vendors or employ or otherwise engage any of our officers, directors or employees. If the Principal Shareholders or any of their officers, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, they have no duty, to the fullest extent permitted by law, to offer such corporate opportunity to us, our shareholders or our affiliates.

In the event that any of our directors and officers who is also a director, officer or employee of the Principal Shareholders acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person’s capacity as our director or officer and such person acts in good faith, then to the fullest extent permitted by law such person is deemed to have fully satisfied such person’s fiduciary duties owed to us and is not liable to us, if the Principal Shareholders pursue or acquire the corporate opportunity or if the Principal Shareholders do not present the corporate opportunity to us.

Additionally, the Principal Shareholders are in the business of making investments in companies and may currently hold, and may from time to time in the future acquire, controlling interests in businesses engaged in industries that complement or compete, directly or indirectly, with certain portions of our business. So long as the Principal Shareholders continue to indirectly own a significant amount of our equity, the Principal Shareholders will continue to be able to strongly influence or effectively control our decisions.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware.

We are incorporated under the laws of England and Wales. The rights of holders of our ordinary shares are governed by the laws of England and Wales, including the provisions of the U.K. Companies Act 2006, and by our articles of association. These rights, including rights relating to removing directors, calling general meetings or initiating litigation on behalf of the Company, differ in certain respects from the rights of shareholders in typical U.S. corporations organized in Delaware, and may in some instances be less favorable to our shareholders. For a discussion of these differences, see “Description of Share Capital—Differences in Corporate Law.”

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

We are incorporated under the laws of England and Wales. The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

awards, in civil and commercial matters. The enforceability of any judgment of a U.S. federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a U.K. court would recognize the basis on which a U.S. court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under U.S. securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

English law and provisions in our articles of association may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders, and may prevent attempts by our shareholders to replace or remove our current management.

Certain provisions of the U.K. Companies Act 2006 and our articles of association may have the effect of delaying or preventing a change in control of us or changes in our management. For example, our articles of association include provisions that:

●	create a classified board of directors whose members serve staggered three-year terms (but remain subject to removal as provided in our articles of association);

●

establish an advance notice procedure for shareholder approvals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to our board of directors;

●

provide our board of directors the ability to grant rights to subscribe for our ordinary shares and/or depositary interests representing our ordinary shares without shareholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the share ownership of a potential hostile acquirer;

●

provide certain mandatory offer provisions, including, among other provisions, that a shareholder, together with persons acting in concert, that acquires 30 percent or more of our issued shares without making an offer to all of our other shareholders that is in cash or accompanied by a cash alternative would be at risk of certain sanctions from our board of directors unless they acted with the consent of our board of directors or the prior approval of the shareholders; and

●

provide that vacancies on our board of directors may be filled by a vote of the directors or by an ordinary resolution of the shareholders, including where the number of directors is reduced below the minimum number fixed in accordance with the articles of association.

In addition, public limited companies are prohibited under the U.K. Companies Act 2006 from taking shareholder action by written resolution.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. See also “—Provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders” and “Description of Share Capital—Articles of Association and English Law Considerations.”

Provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our shareholders.

The U.K. City Code on Takeovers and Mergers (“Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (“Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test.” The test for central management and control under the Takeover Code is different from that used by the U.K. tax authorities. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona fide competing bidders.

As a public limited company incorporated in England and Wales, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

The U.K. Companies Act 2006 provides that a board of directors of a public limited company may only allot shares (or grant rights to subscribe for or convertible into shares) with the prior authorization of shareholders, such authorization stating the maximum amount of shares that may be allotted under such authorization and specify the date on which such authorization will expire, being not more than five years, each as specified in the articles of association or relevant shareholder resolution. We have obtained authority from our shareholders to allot additional shares for a period of five years from July 18, 2018 (being the date on which the shareholder resolution was passed), which authorization will need to be renewed at least upon expiration (i.e., five years from July 18, 2018) but may be sought more frequently for additional five-year terms (or any shorter period).

Subject to certain limited exceptions, the U.K. Companies Act 2006 generally provides that existing shareholders of a company have statutory pre-emption rights when new shares in such company are allotted and issued for cash. However, it is possible for such statutory pre-emption right to be disapplied by either the articles of association of the company, or by shareholders passing a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast. Such a disapplication of statutory pre-emption rights may not be for more than five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the special resolution, if the disapplication is by special resolution. We have obtained authority from our shareholders to disapply statutory pre-emption rights for a period of five years from July 18, 2018, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

Subject to certain limited exceptions, the U.K. Companies Act 2006 generally prohibits a public limited company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and subject to compliance with other statutory formalities. Such authorization may not be for more than five years from the date on which such ordinary resolution is passed. See the section titled “Description of Share Capital.”

Transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc.

It is anticipated that the ordinary shares sold in this offering will be transferred to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

the basis of current law and HMRC practice, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the transfer of the ordinary shares into DTC’s facilities or on transfers of book-entry interests in ordinary shares within DTC’s facilities and you are strongly encouraged to hold your ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the ordinary shares from within the DTC clearance system to a purchaser out of the DTC clearance system and any subsequent transfers that occur entirely outside the DTC clearance system, will attract a charge to stamp duty at a rate of 0.5% of any consideration, which is normally payable by the transferee of the ordinary shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HMRC) before the transfer can be registered in the company books of Cushman & Wakefield plc. However, if those ordinary shares are redeposited into the DTC clearance system, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

We have in place arrangements to require that Cushman & Wakefield plc’s ordinary shares held in certificated form or otherwise outside the DTC clearance system cannot be transferred into the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding ordinary shares, please see the section entitled “Taxation—Certain U.K. Tax Considerations” of this prospectus.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act, including applicable claims arising out of this offering. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. If a court were to find either choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

The market price of our ordinary shares may fluctuate significantly.

The trading price of our ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, many of which are beyond our control, including the following:

●	quarterly variations in our results of operations;

●	results of operations that vary from the expectations of securities analysts and investors;

●	results of operations that vary from those of our competitors;

●	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●	strategic actions by us or our competitors;

●	announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

●	changes in business or regulatory conditions;

●	investor perceptions or the investment opportunity associated with our ordinary shares relative to other investment alternatives;

●	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

●	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

●	changes in accounting principles;

●	announcements by third parties or governmental entities of significant claims or proceedings against us;

●	a default under the agreements governing our indebtedness;

●	future sales of our ordinary shares by us, directors, executives and significant shareholders;

●	changes in domestic and international economic and political conditions and regionally in our markets; and

●	other events or factors, including those resulting from natural disasters, war, acts of terrorism or responses to these events.

Furthermore, the stock market has from time to time experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our ordinary shares, regardless of our actual operating performance. As a result, our ordinary shares may trade at a price significantly below the price at which any shareholder purchased his or her ordinary shares.

In the past, following periods of market volatility, shareholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

If we or our existing investors sell additional ordinary shares, the market price of our ordinary shares could decline.

The market price of our ordinary shares could decline as a result of sales of a large number of ordinary shares in the market, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of December 31, 2018 we had 216.6 million ordinary shares outstanding. Of these outstanding ordinary shares, all of the ordinary shares sold in the IPO are freely tradable in the public market. All of our ordinary shares outstanding prior to the closing of the IPO and all of the ordinary shares sold in the private placement that

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

closed concurrently with our IPO (the “Concurrent Private Placement”) are restricted securities as defined in Rule 144 under the Securities Act (“Rule 144”) and may be sold by the holders into the public market from time to time in accordance with and subject to Rule 144, including, where applicable, limitation on sales by affiliates under Rule 144. Refer to Note 1: Organization and Business Overview of our Consolidated Financial Statements for additional information on the Concurrent Private Placement.

We, our directors, certain of our executive officers and the Principal Shareholders have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 75 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC. See “Underwriters (Conflicts of Interest).” Following the completion of this offering, approximately                      ordinary shares will be subject to such transfer restrictions.

In connection with our IPO, we entered into a registration rights agreement with the Principal Shareholders and Vanke Service, which provides the signatories thereto the right, under certain circumstances, to require us to register their ordinary shares under the Securities Act for sale into the public markets. See the information under the heading “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a more detailed description of the registration rights provided to the signatories thereto.

Currently, we have 3.3 million shares and 1.5 million shares issuable upon the exercise of outstanding options that vest on time-based and performance-based criteria, respectively, 8.4 million shares and 0.7 million shares issuable upon vesting of RSUs that vest on time-based and performance-based criteria, respectively, and 9.9 million shares reserved for future grant under our equity incentive plans. Shares acquired upon the exercise of vested options or RSUs under our equity incentive plans may be sold by holders into the public market from time to time, in accordance with and subject to limitation on sales by affiliates under Rule 144. Sales of a substantial number of ordinary shares following the vesting of outstanding equity options or RSUs could cause the market price of our ordinary shares to decline.

Future offerings of debt or equity securities by us may adversely affect the market price of our ordinary shares.

In the future, we may attempt to obtain financing or to further increase our capital resources by issuing additional ordinary shares or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or preferred shares. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance any future acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations.

Issuing additional ordinary shares or other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing shareholders or reduce the market price of our ordinary shares or both. Upon liquidation, holders of such debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our ordinary shares. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our ordinary shares. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our ordinary shares bear the risk that our future offerings may reduce the market price of our ordinary shares and dilute their shareholdings in us.

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Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.

We currently intend to retain future earnings, if any, for future operation, expansion and debt repayment and do not intend to pay any cash dividends for the foreseeable future. Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including our 2018 First Lien Credit Agreement. Accordingly, investors must be prepared to rely on sales of their ordinary shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our ordinary shares. As a result, you may not receive any return on an investment in our ordinary shares unless you sell our ordinary shares for a price greater than that which you paid for it.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

We are a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. Our business operations are conducted primarily out of our indirect operating subsidiary, DTZ Worldwide Limited. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. See “Note 9: Long-term Debt and Other Borrowings”. Our 2018 First Lien Credit Agreement imposes operating and financial restrictions on us, and in the event of a default, all of our borrowings would become immediately due and payable. In addition, our subsidiaries, including our indirect operating subsidiary, DTZ Worldwide Limited, are separate and distinct legal entities and have no obligation to make any funds available to us.

You may incur dilution in the net tangible book value of the shares you have purchased.

We have a significant number of outstanding equity options to purchase ordinary shares. To the extent that these equity options are exercised, you will experience dilution.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the trading price of our ordinary shares may be negatively affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and related rules and regulations, and beginning with our Annual Report on Form 10-K for the year ending December 31, 2019, our management will be required to report on, and our independent registered public accounting firm will be required to audit as of the end of each fiscal year, the effectiveness of our internal controls over financial reporting. In connection with the Section 404 requirements, both we and our independent registered public accounting firm could, as part of that documentation and testing, identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. In 2015, we identified material weaknesses in our internal controls over financial reporting resulting from the combination of DTZ, Cassidy Turley and C&W Group and the combination of legacy accounting practices and systems over a highly

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

compressed period of time, which were remediated during our fiscal year ended December 31, 2016. We continue to identify and implement actions to improve the effectiveness of our internal control over financial reporting and disclosure controls and procedures, but there can be no assurance that such remediation efforts will be successful. Failure to remediate the material weaknesses could have a negative impact on our business and the market for our ordinary shares.

In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could have a material adverse effect on our business, prospects, results of operations and financial condition.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business.

Since the completion of our IPO, we have been required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements is time-consuming and will result in increased costs to us and could have a material adverse effect on our business, results of operations and financial condition.

As a public company, we are subject to the reporting requirements of the Exchange Act, and are required to comply with the Sarbanes-Oxley Act. These requirements, along with adopting the new accounting standards for revenue recognition and leasing, may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We have implemented and will continue to implement, additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

If securities or industry analysts do not publish, cease publishing or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our ordinary shares, our ordinary share price and trading volume could decline.

The trading market for our ordinary shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If securities or industry analysts do not establish and maintain adequate research coverage, or if one or more of the analysts who may cover us downgrades our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our ordinary shares could decrease, which could cause our ordinary share price and trading volume to decline.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance.

These statements can be identified by the fact that they do not relate strictly to historical or current facts, and you can often identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “target,” “projects,” “forecasts,” “shall,” “contemplates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based upon our historical performance and on our current plans, estimates and expectations in light of information currently available to us. The inclusion of this forward-looking information should not be regarded as a representation by us, the underwriters or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business, prospects, growth strategy and liquidity. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. You should not place undue reliance on any forward-looking statements and should consider the following factors, as well as the factors discussed elsewhere in this prospectus, including under “Risk Factors” beginning on page 16. We believe that these factors include, but are not limited to:

●	disruptions in general economic, social and business conditions, particularly in geographies or industry sectors that we or our clients serve;

●	adverse developments in the credit markets;

●

our ability to compete globally, or in local geographic markets or service lines that are material to us, and the extent to which further industry consolidation, fragmentation or innovation could lead to significant future competition;

●	social, political and economic risks in different countries as well as foreign currency volatility;

●	our ability to retain our senior management and attract and retain qualified and experienced employees;

●	our reliance on our Principal Shareholders;

●	the inability of our acquisitions to perform as expected and the unavailability of similar future opportunities;

●	perceptions of our brand and reputation in the marketplace and our ability to appropriately address actual or perceived conflicts of interest;

●

the operating and financial restrictions that our 2018 First Lien Credit Agreement imposes on us and the possibility that in an event of default all of our borrowings may become immediately due and payable;

●	the substantial amount of our indebtedness, our ability and the ability of our subsidiaries to incur substantially more debt and our ability to generate cash to service our indebtedness;

●

the possibility that LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current or future debt agreements to perform differently than in the past or cause other unanticipated consequences;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●	the possibility we may face financial liabilities and/or damage to our reputation as a result of litigation;

●	our dependence on long-term client relationships and on revenue received for services under various service agreements;

●	the concentration of business with corporate clients;

●	the seasonality of significant portions of our revenue and cash flow;

●

our ability to execute information technology strategies, maintain the security of our information and technology networks and avoid or minimize the effect of an interruption or failure of our information technology, communications systems or data services;

●	the possibility that a material breach in security relating to our information systems and regulation related to such breaches may affect us;

●	the possibility that infrastructure disruptions may disrupt our ability to manage real estate for clients;

●	the possibility that our goodwill and other intangible assets could become impaired;

●	our ability to comply with new laws or regulations and changes in existing laws or regulations and to make correct determinations in complex tax regimes;

●	our ability to execute on our strategy for operational efficiency successfully;

●	the possibility we may be subject to environmental liability as a result of our role as a property or facility manager or developer of real estate;

●	our status as a “controlled company” within the meaning of the NYSE corporate governance standards, which allows us to qualify for exemptions from certain corporate governance requirements;

●

the fact that the Principal Shareholders will retain significant influence over us and key decisions about our business following the offering that could limit other shareholders’ ability to influence the outcome of matters submitted to shareholders for a vote;

●	the fact that certain of our shareholders have the right to engage or invest in the same or similar businesses as us;

●	the possibility that the rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation organized in Delaware;

●	the possibility that U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus;

●

the possibility that English law and provisions in our articles of association may have anti-takeover effects that could discourage an acquisition of us by others and may prevent attempts by our shareholders to replace or remove our current management;

●	the possibility that provisions in the U.K. City Code on Takeovers and Mergers may have anti-takeover effects that could discourage an acquisition of us by others;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●

the possibility that given our status as a public limited company incorporated in England and Wales, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure;

●

the possibility that transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc;

●

the fact that our articles of association provide that the courts of England and Wales are the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act;

●

the fluctuation of the market price of our ordinary shares, and the impact on the market price of our ordinary shares of the possibility that we or our existing investors may sell additional ordinary shares after this offering or that we may attempt future offerings of debt or equity securities;

●	the fact that we do not currently anticipate paying any dividends in the foreseeable future;

●	the fact that we are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends;

●

the fact that our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, and the possibility that the requirements of being a public company may strain our resources and distract our management; and

●	the possibility that securities or industry analysts may not publish research or may publish inaccurate or unfavorable research about our business.

The factors identified above should not be construed as exhaustive list of factors that could affect our future results, and should be read in conjunction with the other cautionary statements that are included in this prospectus. The forward-looking statements made in this prospectus are made only as of the date of this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. You should specifically consider the factors identified in this prospectus that could cause actual results to differ before making an investment decision to purchase our ordinary shares. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

USE OF PROCEEDS

The selling shareholders are selling all of the ordinary shares being sold in this offering. Accordingly, we will not receive any proceeds from the sale of our ordinary shares by the selling shareholders in this offering. We have agreed to pay certain expenses related to this offering.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

DIVIDEND POLICY

We have never declared or paid any cash dividends on our share capital. We do not expect to pay dividends on our ordinary shares for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used for the operation and expansion of our business.

Under English law, any payment of dividends would be subject to relevant legislation and our articles of association, which provide that all dividends must be approved by our board of directors and, in some cases, our shareholders, and may only be paid from our distributable profits available for the purpose, determined on an unconsolidated basis. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. The timing and amount of any future dividend payments will be at the discretion of our board of directors. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Because we do not currently intend to pay cash dividends on our ordinary shares for the foreseeable future, you may not receive any return on investment unless you sell your ordinary shares for a price greater than that which you paid for it.”

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2018. You should read this table together with the information included elsewhere in this prospectus, including “Summary—Summary Historical Consolidated Financial and Other Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and our Consolidated Financial Statements and related notes thereto.

(in millions, except per share data)	As of December 31, 2018

Cash and cash equivalents	$895.3

Long-term debt (including current portion):
First Lien Loan, net of unamortized discount and issuance costs of $31.9 million	$2,661.3
Revolving credit facility	—
Capital lease liabilities	19.5
Notes payable to former shareholders	0.4

Total long-term debt	$2,681.2

Equity:
Ordinary shares, nominal value $0.10 per share, 216.6 shares issued and outstanding	21.7
Additional paid-in capital	2,791.2
Accumulated deficit	(1,298.4)
Accumulated other comprehensive loss	(154.4)

Total equity	$1,360.1

Total capitalization	$4,041.3

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected financial data presented in the table below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and the related notes included elsewhere in this prospectus. The selected historical consolidated statements of operations data for the years ended December 31, 2018, 2017 and 2016 and selected historical consolidated balance sheet data as of December 31, 2018 and 2017 has been derived from our audited Consolidated Financial Statements included elsewhere in this prospectus. The selected historical consolidated balance sheet data as of December 31, 2016 and 2015 and historical consolidated statements of operations data for the year ended December 31, 2015 and the period from November 5, 2014 to December 31, 2014 (Successor) have been derived from our audited Consolidated Financial Statements not included in this prospectus. The selected historical consolidated statements of operations data for the period of July 1, 2014 to November 4, 2014 (Predecessor) has been derived from our audited Combined Consolidated Financial Statements not included this prospectus. The selected historical Combined Consolidated statements of operations and balance sheet data and for the periods ended June 30, 2014 have been derived from our Combined Consolidated Financial Statements not in this prospectus.

On November 5, 2014, a private equity consortium comprising TPG, PAG and OTPP, our Principal Shareholders, acquired DTZ. As a result of DTZ’s acquisition and resulting change in control and changes due to the impact of acquisition accounting, we are required to present separately the operating results for the Predecessor and Successor. We refer to the period through November 4, 2014 as the “Predecessor Period,” and the Combined Consolidated Financial Statements for that period include the accounts of the Predecessor. We refer to the period from November 5, 2014 as the “Successor Period,” and the Consolidated Financial Statements for that period include the accounts of the Successor. Due to the change in control and changes due to acquisition accounting, the Successor Period may not be comparable to the Predecessor Period. On July 13, 2015, the Company’s board of directors approved a change in fiscal year end from June 30 to December 31, effective with the year-end December 31, 2014. Unless otherwise noted, all references to “years” in this prospectus refer to the twelve-month period which ends on December 31 of each year. On December 31, 2014, we acquired Cassidy Turley. Our selected financial data beginning December 31, 2014 also includes Cassidy Turley’s selected financial data. On September 1, 2015, we acquired the C&W Group. Our selected financial data beginning September 1, 2015 also includes the C&W Group’s selected financial data.

On July 6, 2018, we completed the reorganization of our company through the Share Exchange and on July 19, 2018, we completed the Re-registration. Prior to the Share Exchange, our business was conducted by DTZ Jersey Holdings Limited and its consolidated subsidiaries. Following the Share Exchange and before the Re- registration, our business was conducted by Cushman & Wakefield Limited and its consolidated subsidiaries. Following the Re-registration, our business is conducted by Cushman & Wakefield plc and its consolidated subsidiaries. On July 20, 2018, the Company undertook the Share Consolidation, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The following information should be read together with “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined Consolidated Financial Statements and related notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

Statement of Operations Data:	Successor					Predecessor(a)
	Year Ended December 31,				Period from November 5, 2014 to December 31, 2014	Period from July 1, 2014 to November 4, 2014	Fiscal Year Ended June 30, 2014
(in millions, except for per share data)	2018	2017	2016	2015
Revenue	$8,219.9	$6,923.9	$6,215.7	$4,193.2	$407.7	$814.2	$2,642.3
Operating income (loss)	$12.6	$(171.1)	$(295.4)	$(406.4)	$(57.7)	$1.7	$86.4
Net (loss) income attributable to the Company	$(185.8)	$(221.3)	$(434.2)	$(471.2)	$(21.8)	$0.4	$58.4
Net loss per share, basic and diluted(a)
Basic	$(1.09)	$(1.54)	$(3.07)	$(5.43)	$(0.44)
Diluted	$(1.09)	$(1.54)	$(3.07)	$(5.43)	$(0.44)
Weighted Average Shares Outstanding
Basic	171.2	143.9	141.4	86.8	50
Diluted	171.2	143.9	141.4	86.8	50
Balance sheet data (at period end):
Total cash and cash equivalents	$895.3	$405.6	$382.3	$530.4	$191.9		$122.7
Total assets	$6,546.0	$5,793.4	$5,677.3	$5,440.7	$2,407.2		$1,674.0
Total liabilities	$5,185.9	$5,294.0	$5,091.9	$4,415.2	$1,840.2		$1,073.0
Total debt	$2,684.1	$2,843.5	$2,660.1	$2,328.7	$931.1		$279.1

(a)

Prior to our acquisition by the Principal Shareholders, we operated as a part of UGL Limited and our combined consolidated financial information was derived from the Consolidated Financial Statements and accounting records of UGL Limited. Therefore, we did not have an existing share structure in place at that time and presentation of earnings per share for those periods prior to our acquisition on November 5, 2014 would not be meaningful to an investor.

Other Historical Data:
(in millions)	2018	2017	2016
Americas Adjusted EBITDA(1)	$450.3	$344.6	$311.6
EMEA Adjusted EBITDA(1)	107.9	108.8	90.8
APAC Adjusted EBITDA(1)	100.9	75.1	72.4

Adjusted EBITDA(1)	$659.1	$528.5	$474.8

(1)

Adjusted EBITDA is a non-GAAP measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Results” for a reconciliation of total adjusted EBITDA to net loss attributable to the Company.

Statement of Cash Flows Data:
(in millions)	2018	2017	2016
Net cash (used in) provided by operating activities	$(2.2)	$4.4	$(335.1)
Net cash used in investing activities	(218.0)	(143.2)	(137.7)
Net cash provided by financing activities	725.9	167.7	356.5

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited Consolidated Financial Statements and related notes included elsewhere in this prospectus.

As discussed in “Cautionary Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results may materially differ from those discussed in such forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those identified below and those discussed in “Risk Factors.” Our fiscal year ends December 31. With respect to presentation, all statements asserting an “increase” or “decrease” relate to changes from prior applicable periods of comparison.

Overview

Cushman & Wakefield is a leading global commercial real estate services firm, built on a trusted brand and backed by approximately 51,000 employees and serving the world’s real estate owners and occupiers through a scalable platform. We operate across approximately 400 offices in 70 countries, managing over 3.6 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. Our business is focused on meeting the increasing demands of our clients across multiple service lines including Property, facilities and project management, Leasing, Capital markets and Valuation and other services.

Critical Accounting Policies

Our audited Consolidated Financial Statements included elsewhere in this prospectus have been prepared in accordance with GAAP, which require us to make estimates and assumptions that affect reported amounts. The estimates and assumptions are based on historical experience and on other factors that we believe to be reasonable. Actual results may differ from those estimates. We review these estimates on a periodic basis to ensure reasonableness. Although actual amounts may differ from such estimated amounts, we believe such differences are not likely to be material. For additional detail regarding our critical accounting policies, see Note 2: Summary of Significant Accounting Policies of the Notes to the audited Consolidated Financial Statements included elsewhere in this prospectus.

Recently Issued Accounting Pronouncements

See recently issued accounting pronouncements within Note 2: Summary of Significant Accounting Policies of the Notes to the audited Consolidated Financial Statements.

Revenue Recognition

The Company principally earns revenue from Property, facilities and project management, Leasing, Capital markets and Valuation and other.

As of January 1, 2018, the Company adopted Topic 606, which replaced most existing revenue recognition guidance under GAAP. The core principle of Topic 606 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. Topic 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates. For further information regarding the impact of the adoption of this standard on the audited Consolidated Financial Statements and related disclosures, as well as significant judgments performed by the Company when applying Topic 606, refer to Note 2: Summary of Significant Accounting Policies and Note 5: Revenue from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018.

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Business Combinations, Goodwill and Indefinite-Lived Intangible Assets

The Company has grown, in part, through a series of acquisitions. See Note 1: Organization and Business Overview of the Notes to the audited Consolidated Financial Statements. We account for business combinations using the acquisition method of accounting, which requires that once control is obtained, all of the assets acquired and liabilities assumed, including amounts attributable to noncontrolling interests, be recorded at their respective fair values as of the acquisition date. Determination of the fair values of the assets and liabilities acquired requires estimates and the use of valuation techniques when market values are not readily available.

The Company recorded goodwill and intangible assets resulting from these acquisitions. Goodwill represents the excess of purchase consideration over the fair value of the net assets of businesses acquired.

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired. The initial impairment evaluation of goodwill is a qualitative assessment and is performed to assess whether the fair value of a reporting unit (“RU”) is less than its carrying amount and only proceeds to the quantitative impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount. If the Company determines the quantitative impairment test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if impairment triggers exist and the fair value of the asset is less than the asset’s carrying amount. For a detailed discussion of goodwill and indefinite-lived intangible assets, see Note 6: Goodwill and Other Intangible Assets of the Notes to the audited Consolidated Financial Statements.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with GAAP. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of net operating loss carryforwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe will be realized in future periods. While we believe the resulting tax balances as of December 31, 2018 and 2017 are appropriately accounted for in accordance with GAAP, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our audited Consolidated Financial Statements and such adjustments could be material.

In determining the amount of current and deferred tax, the Company considers the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

On December 22, 2017, H.R. 1, the Tax Cuts and Jobs Act (“the Tax Act”) was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the U.S. federal corporate rate from 35% to 21% effective January 1, 2018 while also implementing a new tax system on non-US earnings and imposing a repatriation tax on deemed repatriated earnings of foreign subsidiaries. GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted. Some amounts were recorded as a discrete item in the Benefit from income taxes in the consolidated statement of operations for the year ended December 31, 2018. Prior to December 31, 2018, changes as a result of the Tax Act were recorded as provisional amounts and the Company’s best estimates. Any adjustments recorded to the provisional amounts through the fourth quarter of 2018 were included in the statement of operations as an adjustment to income tax expense.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the audited Consolidated Financial Statements. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity. The Company provides for the effects of income taxes on interim financial statements based on estimates of the effective tax rate for the full year, which is based on forecasted income by country and expected enacted tax rates. For additional discussion on income taxes, see Note 12: Income Taxes of the Notes to the audited Consolidated Financial Statements.

Items Affecting Comparability

When reading our financial statements and the information included in this prospectus, it should be considered that we have experienced, and continue to experience, several material trends and uncertainties that have affected our financial condition and results of operations that could affect future performance. We believe that the following material trends and uncertainties are important to understand the variability of our historical earnings and cash flows and any potential future variability.

Macroeconomic Conditions

Our results of operations are significantly impacted by economic trends, government policies and the global and regional real estate markets. These include the following: overall economic activity; changes in interest rates; the impact of tax and regulatory policies; changes in employment rates; level of commercial construction spending; the cost and availability of credit; and the geopolitical environment.

Our operating model helps to partially mitigate the negative effect of difficult market conditions on our margins as a substantial portion of our costs are variable compensation expenses, specifically commissions and bonuses paid to our professionals in our Leasing and Capital market service lines. Nevertheless, adverse economic trends could pose significant risks to our operating performance and financial condition.

Acquisitions

Our results include the incremental impact of completed transactions from the date of acquisition, which may impact the comparability of our results on a year-over-year basis. Additionally, there is generally an adverse impact on net income for a period of time after the completion of an acquisition driven by transaction-related and integration expenses. We have historically used strategic and in-fill acquisitions to add new service capabilities, to increase our scale within existing capabilities and to expand our presence in new or existing geographic regions globally. We believe that strategic acquisitions will increase revenue, provide cost synergies and generate incremental income in the long term.

Seasonality

A significant portion of our revenue is seasonal, especially for service lines such as Leasing and Capital markets, which impacts the comparison of our financial condition and results of operations on a

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quarter-by-quarter basis. Generally, our industry is focused on completing transactions by calendar year-end with a significant concentration in the last quarter of the calendar year while certain expenses are recognized more evenly throughout the calendar year. Historically, our revenue and operating income tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The Property, facilities and project management service line partially mitigates this intra-year seasonality, due to the recurring nature of this service line, which generates more stable revenues throughout the year.

Inflation

Our commission and other operating costs tied to revenue are primarily impacted by factors in the commercial real estate market. These factors have the potential to be affected by inflation. Other costs such as wages and costs of goods and services provided by third parties also have the potential to be impacted by inflation. However, we do not believe that inflation has materially impacted our operations.

International Operations

Our business consists of service lines operating in multiple regions inside and outside of the U.S. Our international operations expose us to global economic trends as well as foreign government tax, regulatory and policy measures.

Additionally, outside of the U.S., we generate earnings in other currencies and are subject to fluctuations relative to the USD. As we continue to grow our international operations through acquisitions and organic growth, these currency fluctuations, most notably the Australian dollar, euro and British Pound Sterling, have the potential to positively or adversely affect our operating results measured in USD. It can be difficult to compare period-over-period financial statements when the movement in currencies against the USD does not reflect trends in the local underlying business as reported in its local currency.

In order to assist our investors and improve comparability of results, we present the year-over-year changes in certain of our non-GAAP financial measures, such as Fee revenue and Adjusted EBITDA, in “local” currency. The local currency change represents the year-over-year change assuming no movement in foreign exchange rates from the prior year. We believe that this provides our management and investors with a better view of comparability and trends in the underlying operating business.

Adoption of New Accounting Standards

On January 1, 2018, the Company adopted Topic 606 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606. Comparative information continues to be reported under the accounting standards in effect for those periods.

The impact to revenue for the year ended December 31, 2018 was an increase of $432.8 million, which included an increase of $400.2 million related to reimbursed expenses due to implementation of the updated principal versus agent considerations in Topic 606 and the acceleration in the timing of revenue recognition related to variable consideration primarily for Leasing services of $32.6 million. For further information regarding the impact of the adoption of this standard on the audited Consolidated Financial Statements and related disclosures, as well as significant judgments performed by the Company when applying Topic 606, refer to Note 2: Summary of Significant Accounting Policies and Note 5: Revenue from the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018.

Key Performance Measures

We regularly review a number of metrics to evaluate our business, measure our progress and make strategic decisions. The measures of Fee revenue, Fee-based operating expenses, Adjusted EBITDA, Adjusted EBITDA margin and local currency, which are non-GAAP measures are currently utilized by management to assess performance, and we disclose these measures to investors to assist them in providing a meaningful understanding

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of our performance. One of our current objectives is to identify the most relevant key performance indicators to stakeholders to allow them to analyze our business. See “Use of Non-GAAP Financial Measures” and “Results of Operations” below.

Use of Non-GAAP Financial Measures

We have used the following measures, which are considered “non-GAAP financial measures” under SEC guidelines:

i.	Fee revenue and Fee-based operating expenses;

ii.	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and Adjusted EBITDA margin; and

iii.	Local currency.

Our management principally uses these non-GAAP financial measures to evaluate operating performance, develop budgets and forecasts, improve comparability of results and assist our investors in analyzing the underlying performance of our business. These measures are not recognized measurements under GAAP. When analyzing our operating results, investors should use them in addition to, but not as an alternative for, the most directly comparable financial results calculated and presented in accordance with GAAP. Because the Company’s calculation of these non-GAAP financial measures may differ from other companies, our presentation of these measures may not be comparable to similarly titled measures of other companies.

The Company believes that these measures provide a more complete understanding of ongoing operations, enhance comparability of current results to prior periods and may be useful for investors to analyze our financial performance. The measures eliminate the impact of certain items that may obscure trends in the underlying performance of our business. The Company believes that they are useful to investors, for the additional purposes described below.

Fee revenue: The Company believes that investors may find this measure useful to analyze the financial performance of our Property, facilities and project management service line and our business generally. Fee revenue is GAAP revenue excluding costs reimbursable by clients which have substantially no margin, and as such provides greater visibility into the underlying performance of our business.

Additionally, pursuant to business combination accounting rules, certain fees that may have been deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such fees are included in Fee revenue as acquisition accounting adjustments based on when the acquiree would have recognized revenue in the absence of being acquired by the Company.

Fee-based operating expenses: Consistent with GAAP, reimbursed costs for certain customer contracts are presented on a gross basis (“gross contract costs”) in both revenue and operating expenses. As described above, gross contract costs are excluded from revenue in determining “Fee revenue.” Gross contract costs are similarly excluded from operating expenses in determining “Fee-based operating expenses.” Excluding gross contract costs from Fee-based operating expenses more accurately reflects how we manage our expense base and operating margins and, accordingly, is useful to investors and other external stakeholders for evaluating performance.

Adjusted EBITDA and Adjusted EBITDA margin: We have determined Adjusted EBITDA to be our primary measure of segment profitability. We believe that investors find this measure useful in comparing our operating performance to that of other companies in our industry because these calculations generally eliminate integration and other costs related to acquisitions, pre-IPO stock-based compensation, the deferred payment obligation related to the acquisition of Cassidy Turley and other items. Adjusted EBITDA also excludes the effects of financings, income tax and the non-cash accounting effects of depreciation and intangible asset amortization. Adjusted EBITDA margin, a non-GAAP measure of profitability as a percent of revenue, is calculated by dividing Adjusted EBITDA by Fee revenue.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Local currency: In discussing our results, we refer to percentage changes in local currency. These metrics are calculated by holding foreign currency exchange rates constant in year-over-year comparisons. Management believes that this methodology provides investors with greater visibility into the performance of our business excluding the effect of foreign currency rate fluctuations.

% Change in USD	% Change in Local Currency
Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Revenue
Total Revenue	$8,219.9	$6,923.9	$6,215.7	19%	11%	19%	11%
Less: Gross contract costs	(2,271.8)	(1,627.3)	(1,406.0)	40%	16%	40%	15%
Acquisition accounting adjustments	2.5	23.2	30.1	n/	m	(23)%	n/	m	(24)%

Total Fee revenue	$5,950.6	$5,319.8	$4,839.8	12%	10%	12%	10%

Service Lines:
Property, facilities and project management	$2,622.1	$2,488.5	$2,190.7	5%	14%	6%	13%
Leasing	1,920.7	1,650.8	1,498.9	16%	10%	16%	10%
Capital markets	959.6	740.5	730.8	30%	1%	29%	1%
Valuation and other	448.2	440.0	419.4	2%	5%	1%	5%

Total Fee revenue	$5,950.6	$5,319.8	$4,839.8	12%	10%	12%	10%

Costs and expenses:
Cost of services, operating and administrative expenses excluding gross contract costs	$5,641.7	$5,168.6	$4,812.4	9%	7%	9%	7%
Gross contract costs	2,271.8	1,627.3	1,406.0	40%	16%	40%	15%
Depreciation and amortization	290.0	270.6	260.6	7%	4%	7%	4%
Restructuring, impairment and related charges	3.8	28.5	32.1	(87)%	(11)%	(87)%	(8)%

Total costs and expenses	8,207.3	7,095.0	6,511.1	16%	9%	16%	8%

Operating income/(loss)	$12.6	$(171.1)	$(295.4)	(107)%	(42)%	(109)%	(44)%

Adjusted EBITDA	$659.1	$528.5	$474.8	25%	11%	26%	9%
Adjusted EBITDA Margin	11.1%	9.9%	9.8%

n/m – not meaningful

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Below is a reconciliation of Net loss attributable to the Company to Adjusted EBITDA (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)
Add/(less):
Depreciation and amortization(1)	290.0	270.6	260.6
Interest expense, net of interest income(2)	228.8	183.1	171.8
Provision (benefit) from income taxes	(25.0)	(120.5)	(24.3)
Integration and other costs related to acquisitions(3)	244.7	328.3	427.1
Pre-IPO stock-based compensation(4)	63.4	27.1	23.2
Cassidy Turley deferred payment obligation(5)	33.0	44.0	47.6
Other(6)	10.0	17.2	3.0

Adjusted EBITDA	$659.1	$528.5	$474.8

(1)

Depreciation and amortization includes merger and acquisition-related depreciation and amortization of $205.8 million, $193.0 million and $182.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(2)

Interest expense, net of interest income includes one-time write-off of financing fees and other fees incurred in relation to debt extinguishments and modifications of $53.8 million, $0.0 million and $9.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

(3)

Integration and other costs related to acquisitions represents certain direct and incremental costs resulting from acquisitions and certain related integration efforts as a result of those acquisitions, as well as costs related to our restructuring efforts and initial public offering/private placement.

(4)

Pre-IPO stock-based compensation represents non-cash compensation expense associated with our pre-IPO equity compensation plans. Refer to Note 10: Stock-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018 for additional information.

(5)

Cassidy Turley deferred payment obligation represents expense associated with a deferred payment obligation related to the acquisition of Cassidy Turley on December 31, 2014, which was paid before December 31, 2018. Refer to Note 10: Stock-based Payments of the Notes to the audited Consolidated Financial Statements for the year ended December 31, 2018 for additional information.

(6)

Other includes sponsor monitoring fees of approximately $3.4 million, $5.0 million, and $5.0 million for the years ended December 31, 2018, 2017 and 2016 respectively, accounts receivable securitization costs of approximately $6.7 million and $8.2 million for the years ended December 31, 2018 and 2017, respectively; and $(2.0) million other items for the year ended December 31, 2016.

Below is the reconciliation of Total costs and expenses to Fee-based operating expenses (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Total costs and expenses	$8,207.3	$7,095.0	$6,511.1
Less: Gross contract costs	(2,271.8)	(1,627.3)	(1,406.0)

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Below is the reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Americas Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4
EMEA Fee-based operating expenses	784.6	688.5	605.9
APAC Fee-based operating expenses	920.0	863.5	775.4
Segment Fee-based operating expenses	5,297.0	4,803.7	4,373.7
Depreciation and amortization	290.0	270.6	260.6
Integration and other costs related to acquisitions(1)	242.1	305.1	397.0
Pre IPO stock-based compensation	63.4	27.1	23.2
Cassidy Turley deferred payment obligation	33.0	44.0	47.6
Other	10.0	17.2	3.0

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to our restructuring programs, excluding the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Year ended December 31, 2018 compared to year ended December 31, 2017

Revenue

Revenue was $8.2 billion, an increase of $1.3 billion or 19%. Gross contract costs, primarily in the Property, facilities and project management service line, increased $644.5 million driven by the $400.2 million impact of the adoption of Topic 606.

Additionally, Fee revenue was $6.0 billion, an increase of $643.0 million or 12%, on a local currency basis, reflecting increases in Leasing, Capital markets and Property, facilities and project management. Leasing Fee revenue increased by $272.7 million or 16%, on a local currency basis driven primarily by the Americas. Capital markets Fee revenue increased by $219.2 million or 29%, on a local currency basis, driven by an Americas increase of $169.1 million or 32%, on a local currency basis, with the remainder of Fee revenue growth primarily in APAC. Property, facilities and project management increased by $145.7 million or 6%, on a local currency basis, driven primarily by an Americas increase of $72.0 million or 4% on a local currency basis, with the remainder of the Fee revenue growth primarily in EMEA.

Operating expenses

Operating expenses were $8.2 billion, an increase of $1.1 billion or 16%. The increase in operating expenses reflected increased cost associated with revenue growth and the $400.2 million increase to gross contract costs resulting from the adoption of Topic 606 discussed above.

Additionally, Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $5.3 billion, a 10% increase, on a local currency basis. The growth in Fee-based operating expenses reflected higher cost of services associated with Fee revenue growth.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Interest expense, net

Net interest expense was $228.8 million, an increase of $45.7 million, driven by $53.8 million of charges related to the 2018 debt refinancing and extinguishment activities. Net interest expense does not include accounts receivable securitization costs of $6.7 million and $8.2 million for the years ending December 31, 2018 and 2017, respectively.

Benefit from income taxes

The benefit from income taxes was $25.0 million, a decrease of $95.5 million. The decrease was driven by the 2017 one-time deferred tax benefit received from the decrease in the U.S. corporate tax rate from 35% to 21% and the subsequent re-measurement of deferred tax liabilities, lower net loss before taxes in 2018 and the establishment of additional valuation allowances.

Net loss and Adjusted EBITDA

Net loss was $185.8 million, a decrease of $35.5 million, primarily driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, partially offset by a lower benefit from income taxes and higher interest expense.

Adjusted EBITDA was $659.1 million, an increase of $137.1 million or 26%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses and the $10.9 million local currency impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 11.1%, compared to 9.9% in the prior year, driven by Fee revenue mix and operating leverage.

Year Ended December 31, 2017 compared to year ended December 31, 2016

Revenue

Revenue was $6.9 billion, an increase of $708.2 million or 11%, which included an increase in gross contract costs of $221.3 million primarily in the Property, facilities and project management service line. Revenue growth also reflected the year-to-year increases in service line and segment Fee revenue discussed below. Foreign currency had a $44.2 million favorable impact on Revenue, driving approximately 1% growth of revenue.

Additionally, Fee revenue was $5.3 billion, an increase of $480.0 million. Fee revenue increased $447.7 million or 10%, on a local currency basis. Foreign currency had a $32.2 million favorable impact on Fee revenue, driving approximately 1% growth of Fee revenue.

Fee revenue reflected increases in Property, facilities and project management and Leasing. Property, facilities and project management Fee revenue increased $279.8 million or 13%, on a local currency basis, driven by an Americas increase of $187.5 million or 13%, on a local currency basis, and an APAC increase of $66.4 million or 12%, on a local currency basis. Leasing Fee revenue increased $143.4 million or 10%, on a local currency basis, driven by an Americas increase of $101.5 million or 9%, on a local currency basis, and an EMEA increase of $23.0 million or 11%, on a local currency basis.

Operating expenses

Operating expenses were $7.1 billion, an increase of $583.9 million or 8%. The increase in operating expenses reflected increased cost associated with revenue growth, including gross contract costs, partially offset by lower integration and other costs related to acquisitions.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Additionally, Fee-based operating expenses, excluding Depreciation and amortization, integration and other costs related to acquisitions and stock-based compensation, were $4.8 billion, a 9% increase on a local currency basis. The growth in Fee-based operating expenses reflected higher costs in Property, facility and project management and Leasing associated with Fee revenue growth.

Interest expense, net

Net interest expense, increased by $11.3 million as a result of higher average annual borrowings. Average annual borrowings increased from $2.5 billion during 2016 to $2.7 billion during 2017 with interest expense as a percentage of average outstanding debt remaining relatively unchanged.

Benefit from income taxes

The benefit from income taxes was $120.5 million, an increase of $96.2 million. The benefit included a discrete tax benefit of $60.9 million related to the Tax Act as well as the impact of valuation allowances and other discrete items. Refer to the Income Tax discussion in the Summary of Critical Accounting Policies and Estimates and Note 12 of the Notes to the audited Consolidated Financial Statements for a further discussion of our effective tax rate.

Net loss and Adjusted EBITDA

Net loss decreased from $434.2 million to $221.3 million in 2017 driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses, lower integration and other costs related to acquisitions and increased benefit from income taxes.

Adjusted EBITDA increased by $44.1 million or 9%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was relatively unchanged from 2016 to 2017 at 10%.

Segment Operations

We report our operations through the following segments: (1) Americas, (2) EMEA and (3) APAC. The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the United Kingdom, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region.

For segment reporting, gross contract costs are excluded from revenue in determining Fee revenue. Gross contract costs are excluded from operating expenses in determining Fee-based operating expenses. Additionally, our measure of segment results, Adjusted EBITDA, excludes depreciation and amortization, as well as integration and other costs related to acquisitions, pre-IPO stock-based compensation, expense related to the Cassidy Turley deferred payment obligation and other items.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Americas Results

The following table summarizes our results of operations by our Americas operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

				% Change in USD		% Change in Local Currency
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Total revenue	$5,724.7	$4,600.2	$4,124.3	24%	12%	25%	11%
Less: Gross contract costs	(1,684.5)	(1,023.4)	(851.4)	65%	20%	65%	20%
Acquisition accounting adjustments	2.5	20.0	30.6	(88)%	(35)%	(88)%	(35)%

Total Fee revenue	$4,042.7	$3,596.8	$3,303.5	12%	9%	13%	9%

Service lines:
Property, facilities and project management	$1,698.6	$1,638.3	$1,445.4	4%	13%	4%	13%
Leasing	1,481.6	1,244.6	1,140.7	19%	9%	19%	9%
Capital markets	699.4	530.4	536.2	32%	(1)%	32%	(1)%
Valuation and other	163.1	183.5	181.2	(11)%	1%	(10)%	1%

Total Fee revenue	$4,042.7	$3,596.8	$3,303.5	12%	9%	13%	9%

Segment operating expenses	$5,276.9	$4,275.1	$3,843.8	23%	11%	24%	11%
Less: Gross contract costs	(1,684.5)	(1,023.4)	(851.4)	65%	20%	65%	20%

Total Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4	10%	9%	11%	8%

Adjusted EBITDA	$450.3	$344.6	$311.6	31%	11%	31%	10%
Adjusted EBITDA Margin	11.1%	9.6%	9.4%

Year ended December 31, 2018 compared to year ended December 31, 2017

Americas revenue was $5.7 billion, an increase of $1.1 billion or 24%. The change in revenue includes higher gross contract costs of $332.8 million as a result of the adoption of Topic 606.

Additionally, Fee revenue was $4.0 billion, an increase of $462.5 million or 13%, on a local currency basis. The increase in Fee revenue was driven primarily by growth in Leasing and Capital markets. The adoption of Topic 606 positively impacted Fee revenue in the Leasing service line by $32.3 million, on a local currency basis.

Fee-based operating expenses were $3.6 billion, an increase of $355.3 million or 11%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Adjusted EBITDA was $450.3 million, an increase of $107.4 million or 31%, on a local currency basis, driven by increases in Fee revenue exceeding the increases in Fee-based operating expenses and the $13.5 million local currency impact of the adoption of Topic 606. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 11.1%, compared to 9.6% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

Americas revenue was $4.6 billion and Fee revenue was $3.6 billion, increases of $475.9 million and $293.3 million, respectively.

Additionally, Fee revenue increased $284.4 million or 9%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing.

Fee-based operating expenses were $3.3 billion, an 8% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $32.0 million or 10%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9.6%, compared to 9.4%.

EMEA Results

The following table summarizes our results of operations by our EMEA operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

% Change in USD	% Change in Local Currency
Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Total revenue	$999.8	$863.3	$755.5	16%	14%	13%	14%
Less: Gross contract costs	(111.9)	(81.3)	(65.0)	38%	25%	33%	28%
Acquisition accounting adjustments	—	3.2	(0.8)	n/	m	n/	m	n/	m	n/	m

Total Fee revenue	$887.9	$785.2	$689.7	13%	14%	11%	13%

Service lines:
Property, facilities and project management	$262.1	$200.5	$172.9	31%	16%	27%	16%
Leasing	265.0	256.5	229.1	3%	12%	2%	11%
Capital markets	173.5	154.3	128.0	12%	21%	11%	18%
Valuation and other	187.3	173.9	159.7	8%	9%	5%	9%

Total Fee revenue	$887.9	$785.2	$689.7	13%	14%	11%	13%

Segment operating expenses	$896.5	$769.8	$670.9	16%	15%	15%	15%
Less: Gross contract costs	(111.9)	(81.3)	(65.0)	38%	25%	33%	28%

Total Fee-based operating expenses	$784.6	$688.5	$605.9	14%	14%	13%	14%

Adjusted EBITDA	$107.9	$108.8	$90.8	(1)%	20%	2%	12%
Adjusted EBITDA Margin	12.2%	13.9%	13.2%

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Year ended December 31, 2018 compared to year ended December 31, 2017

EMEA revenue was $999.8 million, an increase of $136.5 million or 16%. Foreign currency had a $15.2 million or 2% favorable impact on Revenue. The change in revenue includes higher gross contract costs of $24.0 million as a result of the adoption of Topic 606.

Additionally, Fee revenue was $887.9 million, an increase of $90.1 million or 11%, on a local currency basis, driven primarily by growth in Property, facilities and project management and Capital markets.

Fee-based operating expenses were $784.6 million, an increase of $90.3 million or 13%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA was $107.9 million, remained relatively consistent on a local currency basis, driven by increases in Fee revenue approximately equaling the increases in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 12.2%, compared to 13.9% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

EMEA revenue was $863.3 million and Fee revenue was $785.2 million, increases of $107.8 million and $95.5 million, respectively.

Additionally, Fee revenue increased by $84.1 million or 13%, on a local currency basis, reflecting broad growth across all four service lines. The increase in Fee revenue was driven primarily by Property, facilities and project management, Leasing and Capital markets.

Fee-based operating expenses were $688.5 million, a 14% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $10.3 million or 12%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 13.9%, compared to 13.2%.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

APAC Results

The following table summarizes our results of operations by our APAC operating segment for the years ended December 31, 2018, 2017 and 2016 (in millions):

				% Change in USD		% Change in Local Currency
	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	2018 v 2017	2017 v 2016	2018 v 2017	2017 v 2016
Total revenue	$1,495.4	$1,460.4	$1,335.9	2%	9%	4%	8%
Less: Gross contract costs	(475.4)	(522.6)	(489.6)	(9)%	7%	(7)%	4%
Acquisition accounting adjustments	—	—	0.3	n/m	n/m	n/m	n/m

Total Fee revenue	$1,020.0	$937.8	$846.6	9%	11%	9%	10%

Service lines:
Property, facilities and project management	$661.4	$649.7	$572.4	2%	14%	2%	12%
Leasing	174.1	149.7	129.1	16%	16%	18%	15%
Capital markets	86.7	55.8	66.6	55%	(16)%	57%	(16)%
Valuation and other	97.8	82.6	78.5	18%	5%	17%	6%

Total Fee revenue	$1,020.0	$937.8	$846.6	9%	11%	9%	10%

Segment operating expenses	$1,395.4	$1,386.1	$1,265.0	1%	10%	2%	8%
Less: Gross contract costs	(475.4)	(522.6)	(489.6)	(9)%	7%	(7)%	4%

Total Fee-based operating expenses	$920.0	$863.5	$775.4	7%	11%	7%	10%

Adjusted EBITDA	$100.9	$75.1	$72.4	34%	4%	35%	3%
Adjusted EBITDA Margin	9.9%	8.0%	8.6%

Year ended December 31, 2018 compared to year ended December 31, 2017

APAC revenue was $1.5 billion, an increase of $35.0 million. The change in revenue includes higher gross contract costs of $43.4 million as a result of the adoption of Topic 606.

Additionally, Fee revenue was $1.0 billion, an increase of $90.4 million or 9%, on a local currency basis. The increase in Fee revenue was driven primarily by growth in Capital markets, Leasing and Valuation and other.

Fee-based operating expenses were $920.0 million, an increase of $63.0 million or 7%, on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA was $100.9 million, an increase of $27.4 million or 35%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 9.9% compared to 8.0% in the prior year.

Year ended December 31, 2017 compared to year ended December 31, 2016

APAC revenue was $1.5 billion and Fee revenue was $937.8 million, increases of $124.5 million and $91.2 million, respectively.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Additionally, Fee revenue increased by $79.2 million or 10% on a local currency basis. The increase in Fee revenue was driven primarily by Property, facilities and project management and Leasing, partially offset by Capital markets.

Fee-based operating expenses were $863.5 million, a 10% increase on a local currency basis. The growth in Fee-based operating expenses was driven primarily by higher cost of services associated with Fee revenue growth.

Adjusted EBITDA increased by $1.9 million or 3%, on a local currency basis, driven by the increase in Fee revenue exceeding the increase in Fee-based operating expenses. Adjusted EBITDA margin, calculated on a Fee revenue basis, was 8.0% compared to 8.6%.

Liquidity and Capital Resources

We believe that we have adequate funds and liquidity to satisfy our working capital and other funding requirements with internally generated cash flow and, as necessary, cash on hand and borrowings under our revolving credit facility.

We have historically relied on our internally generated cash flow to fund our working capital needs and ongoing capital expenditures on an annual basis. Our internally generated cash flow is seasonal and is typically lowest in the first quarter of the year, when revenue is lowest, and greatest in the fourth quarter of the year, when revenue is highest. The seasonal nature of our internally generated cash flow can result in a mismatch with funding needs for working capital and ongoing capital expenditures, which we manage using available cash on hand and, as necessary, borrowings under our revolving credit facility.

In the absence of a large strategic acquisition or other extraordinary events, we believe our cash on hand, cash flow from operations and availability under our revolving credit facility will be sufficient to meet our anticipated cash requirements for the foreseeable future, and at a minimum for the next 12 months. We may seek to take advantage of opportunities to refinance existing debt instruments, as we have done in the past, with new debt instruments at interest rates, maturities and on terms we consider attractive.

As of December 31, 2018, the Company had $1.7 billion of liquidity, consisting of cash on hand of $895.3 million and our undrawn revolving credit facility of $810.0 million. In August 2018, the $450.0 million then existing second lien loan was repaid with IPO proceeds of approximately $1.0 billion; the new Credit Agreement was entered into to increase liquidity and extend maturity; the then existing first lien loan was repaid; and the revolving credit facility was modified which expanded borrowing capacity from $486.0 million to $810.0 million. During 2018, we did not draw on our revolver.

The Company had outstanding debt of $2.7 billion as of December 31, 2018, which net of cash on hand, provided for a net debt position of approximately $1.8 billion. The decrease in net debt of approximately $0.6 billion from December 31, 2017 was driven by proceeds from the IPO.

Our level of indebtedness increases the possibility that we may be unable to pay the principal amount of our indebtedness and other obligations when due. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness. If we incur additional debt, the risks associated with our leverage, including our ability to service our debt, would increase. See “Risk Factors.” Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

The second long-term liquidity need is the payment of obligations related to acquisitions. For the year ended December 31, 2018, we paid $44.2 million in cash consideration for our various acquisitions. Our acquisition

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structures often include deferred and/or contingent payments in future periods that are subject to the passage of time, achievement of certain performance metrics and/or other conditions. As of December 31, 2018 and 2017, we had accrued $73.0 million and $104.6 million, respectively, of deferred and earn-out consideration payable, which was included in Accounts payable and accrued expenses and in other long-term liabilities in the accompanying audited consolidated balance sheets. Of the total balance as of December 31, 2018 and 2017, we have accrued $38.3 million and $51.3 million for earn-out consideration, respectively. As of December 31, 2018, the maximum potential payment for these earn-outs was $48.6 million, subject to the achievement of certain performance conditions.

As a professional services firm, funding our operating activities is not capital intensive. Total capital expenditures for the year ended December 31, 2018 were $84.2 million.

Historical Cash Flows

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash (used in) provided by operating activities	$(2.2)	$4.4	$(335.1)
Net cash used in investing activities	(218.0)	(143.2)	(137.7)
Net cash provided by financing activities	725.9	167.7	356.5
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	(8.2)	14.2	(6.8)

Total change in cash, cash equivalents and restricted cash	$497.5	$43.1	$(123.1)

Operating Activities

We used $2.2 million of cash for operating activities for the year ended December 31, 2018, a change of $6.6 million from the prior year. The change was driven by a $124.1 million payment related to our Cassidy Turley deferred purchase obligation partially offset by a decrease in net loss of $35.5 million and higher non-cash charges including for debt extinguishment in the amount of $50.4 million.

Operating activities provided $4.4 million in cash for the year ended December 31, 2017, a change of $339.5 million from the prior year. This change was driven by a decrease of $213.3 million in the net loss from 2016 to 2017 as well as lower payments for integration-related activities.

Investing Activities

We used $218.0 million in cash for investing activities for the year ended December 31, 2018, an increase of $74.8 million from the prior year. The change was driven primarily by a return of beneficial interest in our accounts receivable securitization arrangement (the “A/R Securitization”) of $85.0 million.

We used $143.2 million in cash in investing activities for the year ended December 31, 2017, an increase of $5.5 million from the prior year. The increase was driven by increased capital expenditures primarily related to the continued integration of C&W Group.

Financing Activities

Financing activities provided $725.9 million in cash for the year ended December 31, 2018, an increase of $558.2 million from the prior year, driven by proceeds of approximately $1.0 billion from the IPO (as defined below) and Concurrent Private Placement, partially offset by the $450.0 million repayment of the second lien loan.

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Financing activities provided $167.7 million in cash for the year ended December 31, 2017, a decrease of $188.8 million from the prior year. This decrease was driven by lower net borrowings of $157.9 million and lower proceeds from the issuance of shares of $16.4 million in 2017.

Summary of Contractual Obligations

The following is a summary of our various contractual obligations and other commitments as of December 31, 2018 (in millions):

Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Debt obligations	$2,693.6	$27.1	$54.2	$54.0	$2,558.3
Capital lease obligations	18.4	9.3	8.7	0.4	—
Operating lease obligations	791.9	152.9	252.1	176.7	210.2
Defined benefit pension obligations	73.8	6.5	13.3	14.3	39.7

Total Contractual Obligations	$3,577.7	$195.8	$328.3	$245.4	$2,808.2

Debt obligations – Represents the gross outstanding long-term debt balance payable at maturity, excluding unamortized discount and issuance costs. Because the majority of our debt bears interest at variable rates, the precise amount of annual interest payments cannot be determined and such amounts are therefore excluded from the table above. Using current rates expected annual interest payments would be approximately $157.4 million until our facility matures in 2025. See Note 9: Long-term Debt and Other Borrowings of the Notes to the audited Consolidated Financial Statements for further discussion.

Lease obligations – Our lease obligations primarily consist of operating and capital leases of office space in various buildings for our own use. The total minimum rents expected to be received and recorded as sublease income in the future for operating subleases as of December 31, 2018 was $58.9 million. See Note 14: Commitments and Contingencies of the Notes to the audited Consolidated Financial Statements for further discussion.

Defined benefit plan obligations – Represents estimates of the expected benefits to be paid out by our defined benefit plans. These obligations will be funded from the assets held by these plans. If the assets these plans hold are not sufficient to fund these payments, we will fund the remaining obligations. We have historically funded pension costs as actuarially determined and as applicable laws and regulations require. We expect to contribute to our defined benefit pension plans in 2019; see Note 10: Employee Benefits of the Notes to the audited Consolidated Financial Statements for further discussion.

Other contractual obligations recorded on the balance sheet include deferred consideration of $34.7 million and contingent consideration of $38.3 million as of December 31, 2018. These items are not included in the table above, as timing and amount of payments cannot be determined due to their nature as estimates or outcomes having connection to future events.

As of December 31, 2018, our current and non-current tax liabilities, including interest and penalties, totaled $62.7 million. Of this amount, we can reasonably estimate that $38.6 million will require cash settlement in less than one year. We are unable to reasonably estimate the timing of the effective settlement of tax positions for the remaining $24.1 million. In addition, we recognized an estimated tax liability of $1.2 million related to the 2017 and 2018 transition tax on mandatory deemed repatriation due to the Tax Act, net of $29.0 million of foreign income tax credit carryforwards used to reduce the liability. The estimated state tax liability and a portion of the estimated federal tax liability totaling $0.2 million is payable in less than one year. The remainder of the federal tax liability of $1.0 million is payable over the following six years.

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Off-Balance Sheet Arrangements

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. Our current expectation is that future payment or performance related to non-performance under these guarantees is considered remote. See Note 14: Commitments and Contingencies of the Notes to the audited Consolidated Financial Statements for further information.

The Company is party to an A/R Securitization arrangement whereby it continuously sells trade receivables to an unaffiliated financial institution, which has an investment limit of $125.0 million. Receivables are derecognized from our balance sheet upon sale, for which we receive cash payment and record a deferred purchase price receivable. As of December 31, 2018, the Company has not reached the investment limit. The A/R Securitization terminates on August 20, 2021, unless extended or an earlier termination event occurs. See Note 17: Accounts Receivable Securitization of the Notes to the audited Consolidated Financial Statements for further information.

Indebtedness

We have incurred debt to finance the acquisitions of DTZ, Cassidy Turley and C&W Group, Inc. In addition, we may incur additional debt from time to time to finance strategic acquisitions, investments, joint ventures or for other purposes, subject to the restrictions contained in the documents governing our indebtedness.

2018 Credit Agreement

On August 21, 2018, we entered into a $3.5 billion credit agreement, comprised of a $2.7 billion term loan and an $810.0 million revolving facility. Net proceeds from the 2018 First Lien Loan were $2.7 billion ($2.7 billion aggregate principal amount less $13.5 million stated discount and $20.4 million in debt transaction costs). With the proceeds from the 2018 First Lien Loan, we subsequently paid off all outstanding principal and accrued interest of $2.6 billion and $25.9 million, respectively, under the credit agreement dated as of November 4, 2014 (the “2014 Credit Agreement”), respectively, which also resulted in the write-off of unamortized deferred financing fees of $39.2 million.

The 2018 Credit Agreement bears interest at a variable interest rate that we may select pursuant to the terms of the 2018 Credit Agreement. As of the year ended December 31, 2018, the rate is equal to 1-month LIBOR plus 3.25%. The 2018 First Lien Loan matures on August 21, 2025. The effective interest rate of the 2018 First Lien Loan is 6.0% as of December 31, 2018.

The 2018 Credit Agreement requires quarterly principal payments equal to 0.25% of the aggregate principal amount of the 2018 First Lien Loan, including incremental borrowings.

Revolver

As of December 31, 2018, we had no outstanding funds drawn under the Revolver, which matures on August 21, 2023. The Company did not draw on the Revolver at any point during 2018.

Financial Covenants and Terms

The 2018 Credit Agreement has a springing financial covenant, for the benefit of the revolving credit facility lenders only, that is tested on the last day of each fiscal quarter if the outstanding loans under the Revolver exceed an applicable threshold. If the financial covenant is triggered, the First Lien Net Leverage Ratio is tested for compliance not to exceed 5.80 to 1.00. The financial covenant has not been triggered since we entered into the 2018 Credit Agreement. Similarly, the financial covenant under our original First Lien Credit Agreement was not triggered in any period since its inception in 2014.

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The Company was in compliance with all of its loan provisions under its 2018 First Lien Credit Agreement as of December 31, 2018.

Derivatives

We are exposed to certain risks arising from both business operations and economic conditions, including interest rate risk and foreign currency risk. We manage interest rate risk primarily by managing the amount, sources and duration of debt funding and by using derivative financial instruments. Derivative financial instruments are used to manage differences in the amount, timing and duration of known or expected cash payments principally related to borrowings under our 2018 First Lien Credit Agreement as well as certain foreign currency exposures.

See Note 8: Derivative Financial Instruments and Hedging Activities of the Notes to audited Consolidated Financial Statements as well as “—Quantitative and Qualitative Disclosures About Market Risk” for additional information about risks managed through derivative activities.

Quantitative and Qualitative Disclosures About Market Risk

Market and Other Risk Factors

Market Risk

The principal market risks we are exposed to are:

i.	interest rates on debt obligations; and
ii.	foreign exchange risk.

We manage these risks primarily by managing the amount, sources, and duration of our debt funding and by using various derivative financial instruments such as interest rate hedges or foreign currency contracts. We enter into derivative instruments with trusted and diverse counterparties to reduce credit risk. These derivative instruments are strictly used for risk management purposes and, accordingly, are not used for trading or speculative purposes.

Interest Rates

We are exposed to interest rate volatility with regard to our 2018 First Lien Loan and revolving credit facility. We manage this interest rate risk by entering into interest rate derivative agreements to attempt to hedge the variability of future interest payments driven by fluctuations in interest rates.

Our 2018 First Lien Loan bears interest at an annual rate of 1-month LIBOR plus 3.25%.

We continually assess interest rate sensitivity to estimate the impact of rising short-term interest rates on our variable rate debt. Our interest rate risk management strategy is focused on limiting the impact of interest rate changes on earnings and cash flows to lower our overall borrowing cost. Historically, we have maintained the majority of our overall interest rate exposure on a fixed-rate basis. In order to achieve this, we have entered into derivative financial instruments such as interest rate swap agreements when appropriate and will continue to do so as appropriate. See Note 8: Derivative Financial Instruments and Hedging Activities of the Notes to audited Consolidated Financial Statements for additional information about interest rate risks managed through derivative activities and notional amounts of underlying hedged items.

Foreign Exchange

Our foreign operations expose us to fluctuations in foreign exchange rates. These fluctuations may impact the value of our cash receipts and payments in terms of USD, our reporting currency. Refer to the discussion of international operations set forth above for further detail.

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Our foreign exchange risk management strategy is achieved by establishing local operations in the markets that we serve, invoicing customers in the same currency that costs are incurred and the use of derivative financial instruments such as foreign currency forwards. Translating expenses incurred in foreign currencies into USD offsets the impact of translating revenue earned in foreign currencies into USD. We enter into forward foreign currency exchange contracts to manage currency risks associated with intercompany transactions and cash management. See Note 8: Derivative Financial Instruments and Hedging Activities of the Notes to audited Consolidated Financial Statements for additional information about foreign currency risks managed through derivative activities and notional amounts of underlying hedged items.

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BUSINESS

Our Business

Cushman & Wakefield plc is a preeminent global leading commercial real estate services firm with an iconic brand and approximately 51,000 employees led by an experienced executive team. We operate from approximately 400 offices in 70 countries, managing approximately 3.6 billion square feet of commercial real estate space on behalf of institutional, corporate and private clients. We serve the world’s real estate owners and occupiers, delivering a broad suite of services through our integrated and scalable platform. Our business is focused on meeting the increasing demands of our clients through a comprehensive offering of services including Property, facilities and project management, Leasing, Capital markets, Valuation and other services. In 2018, 2017 and 2016, we generated revenues of $8.2 billion, $6.9 billion and $6.2 billion, respectively, and Fee revenues of $6.0 billion, $5.3 billion and $4.8 billion, respectively. Fee revenue is a non-GAAP financial measure, please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for a definition of Fee revenue, a description of the purposes for which our management uses Fee revenue and a reconciliation of Fee revenue to revenue.

Since 2014, we have built our company organically and through the combination of DTZ, Cassidy Turley and Cushman & Wakefield, giving us the scale and worldwide footprint to effectively serve our clients’ multinational businesses. The result is a global real estate services firm with the iconic Cushman & Wakefield brand, steeped in over 100 years of leadership. We were recently named #2 in our industry’s top brand study, the Lipsey Company’s Top 25 Commercial Real Estate Brands.

The past several years have been a period of rapid growth and transformation for our company. Our experienced management team has been focused on integrating companies, driving operating efficiencies, realizing cost savings, attracting and retaining talent and improving financial performance. In August 2018, Cushman & Wakefield successfully completed its IPO, listing the firm on the New York Stock Exchange (NYSE: CWK).

Today, Cushman & Wakefield is one of the top three real estate services providers as measured by revenue and workforce. We have made significant investments in technology and workflows to support our growth strategy improve our productivity and drive better outcomes for our clients. We have built a scalable platform that is well positioned to execute our growth strategy focused on: (i) participating in further industry consolidation; (ii) meeting the growing outsourcing and service needs of our target customer base; and (iii) leveraging our strong competitive position to increase our market share. Our proven track record of strong operational and financial performance leaves us well-positioned to capitalize on the attractive and growing commercial real estate services industry.

Our Principal Services and Regions of Operation

We have organized our business, and report our operating results, through three geographic segments: the Americas; EMEA; and APAC representing 70%, 12% and 18% of our 2018 revenue and 68%, 15% and 17% of our 2018 Fee revenue, respectively. Within those segments, we operate the following service lines: Property, facilities and project management; Leasing; Capital markets; and Valuation and other, representing 59%, 23%, 12%, and 6% of our 2018 revenue and 44%, 32%, 16% and 8% of our 2018 Fee revenue, respectively.

Our Geographical Segments

Our global presence and integrated platform enables us to provide a broad base of services across geographies. We hold leading positions in all of our key markets. This global footprint, complemented with a full suite of service offerings, positions us as one of a small number of providers able to respond to complex global mandates from large multinational occupiers and owners.

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By revenue, our largest country was the United States, representing 66%, 62% and 62% of revenue in the years ended December 31, 2018, 2017 and 2016, respectively, followed by Australia, representing 7%, 10% and 10% of revenue in the years ended December 31, 2018, 2017 and 2016, respectively.

Our Service Lines

Property, Facilities and Project Management. Our largest service line includes Property management, facilities management, facilities services and project and development services. Revenues in this service line are recurring in nature, many through multi-year contracts with relatively high switching costs.

For occupiers, we offer integrated facilities management, project and development services, portfolio administration, transaction management and strategic consulting. These services are offered individually, or through our global occupier services offering, which provides a comprehensive range of bundled services resulting in consistent quality service and cost savings.

For owners, we offer a variety of Property management services, which include client accounting, engineering and operations, lease compliance administration, project and development services and sustainability services.

In addition, we offer self-performed facilities services globally to both owners and occupiers, which include janitorial, maintenance, critical environment management, landscaping and office services.

Fees in this service line are primarily earned on a fixed basis or as a margin applied to the underlying costs. As such, this service line has a large component of revenue that consists of us contracting with third-party providers (engineers, landscapers, etc.) and then passing these expenses on to our clients.

Leasing. Our second largest service line, Leasing, consists of two primary sub-services: owner representation and tenant representation. In owner representation leasing, we typically contract with a building owner on a multi-year agreement to lease their available space. In tenant representation leasing,

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we are typically engaged by a tenant to identify and negotiate a lease for them in the form of a renewal, expansion or relocation. We have a high degree of visibility into Leasing services fees due to contractual renewal dates, leading to renewal, expansion or new lease revenue. In addition, Leasing fees are less cyclical as tenants need to renew or lease space to operate in all economic conditions.

Leasing fees are typically earned after a lease is signed and are calculated as a percentage of the total value of payments over the life of the lease.

Capital Markets. We represent both buyers and sellers in real estate purchase and sales transactions and also arrange financing supporting purchases. Our services include investment sales and equity, debt and structured financing. Fees generated are linked to transactional volume and velocity in the commercial real estate market.

Our Capital markets fees are transactional in nature and generally earned at the close of a transaction.

Valuation and other. We provide valuations and advice on real estate debt and equity decisions to clients through the following services: appraisal management; investment management; valuation advisory; portfolio advisory; diligence advisory; dispute analysis and litigation support; financial reporting and Property and/or portfolio valuation. Fees are earned on both a contractual and transactional basis.

Industry Overview and Market Trends

We operate in an industry where the increasing complexity of our clients’ real estate operations drives demand for high quality services providers. The sector is fragmented among regional, local and boutique providers. Industry sources estimate that the five largest global firms combined account for less than 20% of the worldwide commercial real estate services industry by revenue. According to industry research, the global commercial real estate industry is expected to grow at approximately 5% per year to more than $4 trillion in 2022, outpacing expected global gross domestic product (“GDP”) growth. The market for global integrated facilities management is expected to grow at approximately 6% per year from 2016 to 2025. Top global services providers, including Cushman & Wakefield, are positioned to grow Fee revenue at a rate faster than GDP as the industry continues to consolidate and evolve, secular outsourcing trends continue, and top firms increase their share of the market.

During the next few years, key drivers of revenue growth for the largest commercial real estate services providers are expected to include:

Occupier Demand for Real Estate Services. Occupiers are focusing on their core competencies and choosing to outsource commercial real estate services. Multiple market trends like globalization and changes in workplace strategy are driving occupiers to seek third-party real estate services providers as an effective means to reduce costs, improve their operating efficiency and maximize productivity. We believe large corporations generally prefer outsourcing to global firms with fully developed platforms that can provide all the commercial real estate services needed. Today, only three firms, including Cushman & Wakefield, are positioned to meet those expectations.

Institutional Investors Owning a Greater Proportion of Global Real Estate. Institutional owners, such as real estate investment trusts (known as REITs), pension funds, sovereign wealth funds and other financial entities, are acquiring more real estate assets and financing them in the capital markets.

Increased institutional ownership drives demand for services in three ways:

●	Increased demand for property management services—Institutional owners self-perform Property management services at a lower rate than private owners, outsourcing more to services providers.

●	Increased demand for transaction services—Institutional owners execute real estate transactions at a higher rate than private owners.

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●	Increased demand for advisory services—Because of a higher transaction rate, there is an opportunity for services providers to grow the number of ongoing advisory engagements.

Owners and Occupiers Continue to Consolidate Their Real Estate Services Providers. Owners and occupiers are consolidating their services provider relationships on a regional, national, and global basis to obtain more consistent execution across markets and to benefit from streamlined management oversight of “single point of contact” service delivery.

Global Services Providers Create Value in a Fragmented Industry. The global services providers with larger operating platforms can take advantage of economies of scale. Those few firms with scalable operating platforms are best positioned to drive profitability as consolidation in the highly fragmented commercial real estate services industry is expected to continue.

Increasing Business Complexity Creates Opportunities for Technological Innovation. Organizations have become increasingly complex and are relying more heavily on technology and data to manage their operations. Large global commercial real estate services providers with leading technological capabilities are best positioned to capitalize on this technological trend by better serving their clients’ complex real estate services needs and gaining market share from smaller operators. In addition, integrated technology platforms can lead to margin improvements for the larger global providers with scale.

Our Competitive Strengths

We believe we are well positioned to capitalize on the growth and globalization trends in the commercial real estate services industry due to the following competitive strengths:

Global Size and Scale. We believe multinational clients prefer to partner with real estate services providers with the scale necessary to meet their needs across multiple geographies and service lines. Often, this scale is a pre- requisite to compete for complex global service mandates. We are one of three global real estate services providers able to deliver such services on a global basis. We have built a platform by investing in our people and technology to enable our approximately 51,000 employees to offer our clients services through an extensive network of approximately 400 offices across 70 countries. This scale provides operational leverage, translating revenue growth into increased profitability.

Breadth of Our Service Offerings. We offer our clients a fully integrated commercial real estate services experience across Property, facilities and project management, Leasing, Capital markets, and Valuation and other services. These services can be bundled into regional, national and global contracts and/or delivered locally for individual assignments to meet the needs of a wide range of client types. Regardless of a client’s assignment, we view each interaction with our clients as an opportunity to deliver an exceptional experience by offering a full platform of services, while deepening and strengthening our relationships.

Comprehensive Technology Strategy. Our technology strategy focuses on (i) delivering high-value client outcomes, (ii) increasing employee productivity and connectedness and (iii) driving business change through innovation. We have invested significantly in our technology platform over the last several years. This has improved service delivery and client outcomes. We have deployed enterprise-wide financial, human capital and client relationship management systems, such as Workday and Salesforce, to increase global connectivity and productivity. We are focused on innovative solutions that improve the owner or occupier experience. As we continue to drive innovation for our clients, we have created strategic opportunities and partnerships with leading technology organizations, start-ups and property technology firms (such as Metaprop NYC).

Our Iconic Brand. The history of our franchise and brand is one of the oldest and most respected in the industry. Our founding predecessor firm, DTZ, traces its history back to 1784 with the founding of Chessire Gibson in the U.K. Our brand, Cushman & Wakefield, was founded in 1917 in New York. Today, this pedigree, heritage and continuity of brand continues to be recognized by our clients,

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employees and the industry. Recently, Cushman & Wakefield was recognized in the top 2 by a leading industry ranking of the Top 25 Commercial Real Estate Brands. In addition, according to leading industry publications, we have held the top positions in real estate sectors like U.S. industrial brokerage, U.S. retail brokerage and U.K. office brokerage, and have been consistently ranked among the International Association of Outsourcing Professionals’, or IAOP, top 100 outsourcing professional service firms. In 2018, Forbes named Cushman & Wakefield on its list of America’s Best Large Employers and we were named the top CRE advisor in the world by Euromoney.

Significant Recurring Revenue Provides Durable Platform. In 2018, 88% of revenue and nearly 85% of Fee revenue was generated from service lines that have proven to be more resilient to changing economic conditions. Our Property, facilities and project management service line, which is recurring and contractual in nature, generated 59% of our revenue and 44% of our Fee revenue in 2018. Additionally, services with high visibility including our Leasing and Valuation and other service lines generated 29% of our revenue and 40% of our Fee revenue in 2018. These revenue streams have provided greater stability to our cash flows and underlying business.

Top Talent in the Industry. For years, our people have earned a strong reputation by successfully executing some of the most iconic and complex real estate assignments in the world. Because of this legacy of excellence, our leading platform and brand strength, we attract and retain some of the top talent in the industry. We provide our employees with training growth opportunities to support their ongoing success. In addition, we are focused on management development to drive strong operational performance and continuing innovation. The investment into our talent helps to foster a strong organizational culture, leading to employee satisfaction. This was confirmed recently when a global employee survey, which was benchmarked against other top organizations, showed our employees have a strong sense of pride in Cushman & Wakefield and commitment to our firm.

Capital-Light Business Model. We generate strong cash flow through our low capital intensive business model and focused and disciplined capital deployment. We target average capital expenditures to be less than 1% of revenue in the near to medium term. We expect to reinvest this cash flow into our services platform as well as infill M&A to continue to drive growth.

Best-In-Class Executive Leadership and Sponsorship. Our executive management team possesses a diverse set of backgrounds across complementary expertise and disciplines. Our Executive Chairman and CEO, Brett White, has more than 33 years of commercial real estate experience successfully leading the largest companies in our sector. John Forrester, our President, was previously the CEO of DTZ where he began his career in 1988. Our CFO, Duncan Palmer, has held senior financial positions in global organizations across various industries over his career, including serving as CFO of Owens Corning and RELX Group.

Our Principal Shareholders have supported our growth initiatives and have a proven track record of investing and growing industry-leading businesses like ours. As of December 31, 2018, our Principal Shareholders collectively held approximately 64% of our outstanding ordinary shares. This group of Principal Shareholders brings with them years of institutional investing and stewardship with deep knowledge and experience sponsoring public companies.

Our Growth Strategy

We have built an integrated, global services platform that delivers the best outcomes for clients locally, regionally and globally. Our primary business objective is growing revenue and profitability by leveraging this platform to provide our clients with excellent service. We are focused on executing the following strategies to support our growth objectives:

Recruit, Hire and Retain Top Talent. We attract and retain high quality employees. These employees produce superior client results and position us to win additional business across our platform. Our real

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estate professionals come from a diverse set of backgrounds, cultures and expertise that creates a culture of collaboration and a tradition of excellence. We believe our people are the key to our business and we have instilled an atmosphere of collective success.

Expand Margins Through Operational Excellence. Our management team has driven integration benefits during the period of our ownership by the Principal Shareholders resulting in significant margin expansion through organic operational improvements, the successful realization of synergies from previous acquisitions and developing economies of scale. Adjusted EBITDA margins have expanded since our inception in 2014. We expect to continue to grow margin and view it as a primary measure of productivity.

Leverage Breadth of Services to Provide Superior Client Outcomes. Our current scale and position creates a significant opportunity for growth by delivering more services to existing clients across multiple service lines. Following the DTZ, Cassidy Turley and Cushman & Wakefield mergers, many of our clients realized more value by bundling multiple services, giving them instant access to global scale and better solutions through multidisciplinary service teams. As we continue to add depth and scale to our growing platform, we create more opportunities to do more for our clients, leading to increased organic growth.

Continue to Deploy Capital Around Our Infill M&A Strategy. We have an ongoing pipeline of potential acquisitions to improve our offerings to clients across geographies and service lines. We are highly focused on the successful execution of our acquisition strategy and have been successful at targeting, acquiring and integrating real estate services providers to broaden our geographic and specialized service capabilities. The opportunities offered by infill acquisitions are additive to our platform as we continue to grow our business. We expect to be able to continue to find, acquire and integrate acquisitions to drive growth and improve profitability, in part by leveraging our scalable platform and technology investments. Infill opportunities occur across all geographies and service lines and over time we expect to invest in acquisitions with recurring and more visible revenue streams.

Deploy Technology to Improve Client Experience. Through the integration of DTZ, Cassidy Turley and Cushman & Wakefield, we invested heavily in technology platforms, workflow processes and systems to improve client engagement and outcomes across our service offerings. The recent timeframe of these investments has allowed us to adopt best-in-class systems that work together to benefit our clients and our business. These systems are scalable to efficiently onboard new businesses and employees without the need for significant additional capital investment in new systems. In addition, our investments in technology have helped us attract and retain key employees, enable productivity improvements that contribute to margin expansion and strongly positioned us to expand the number and types of service offerings we deliver to our key global customers. We have made significant investments to streamline and integrate these systems, which are now part of a fully integrated platform supported by an efficient back-office.

Competition

We compete across a variety of geographies, markets and service lines within the commercial real estate services industry. Each of the service lines in which we operate is highly competitive on a global, national, regional and local level. While we are one of the three largest global commercial real estate services firms as measured by Fee revenue and workforce, our relative competitive position varies by geography and service line. Depending on the product or service, we face competition from other commercial real estate services providers, institutional lenders, in-house corporate real estate departments, investment banking firms, investment managers, accounting firms and consulting firms. Although many of our competitors across our larger service lines are smaller local or regional firms, they may have a stronger presence in certain markets. We are also subject to competition from other large national and multinational firms that have similar service competencies and geographic footprint to ours, including Jones Lang LaSalle Incorporated (NYSE: JLL) and CBRE Group, Inc. (NYSE: CBRE).

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Our Owner and Occupier Clients

Our clients include a full range of real estate owners and occupiers, including tenants, investors and multi- national corporations in numerous markets, including office, retail, industrial, multifamily, student housing, hotels, data center, healthcare, self-storage, land, condominium conversions, subdivisions and special use. Our clients vary greatly in size and complexity, and include for-profit and non-profit entities, governmental entities and public and private companies.

Seasonality

The market for some of our products and services is seasonal, especially in the Leasing and Capital markets service lines. Generally, our industry is focused on completing transactions by calendar year-end, with a significant concentration in the last quarter of the calendar year while certain expenses are recognized more evenly throughout the calendar year. Historically, our revenue and operating income tend to be lowest in the first quarter, and highest in the fourth quarter of each year. The Property, facilities and project management service line partially mitigates this intra-year seasonality, due to the recurring nature of this service line, which generates more stable revenues throughout the year. The seasonality of Fee revenue flows through to our net income and cash flow from operations.

Employees

As of December 31, 2018, we had approximately 51,000 employees worldwide. Our employees include management, brokers and other sales staff, administrative specialists, maintenance, landscaping, janitorial and office staff and others.

Across our Property, facilities and project management, Leasing, Capital markets, and Valuation and other service lines, our employees are compensated in different manners in line with the common practice in their professional field and geographic region. Many of our real estate professionals in the Americas and in certain international markets work on a commission basis, particularly our Leasing and Capital markets professionals in the United States. Commissions are tied to the value of individual or team-based transactions and subject to fluctuation. Many of our similar real estate professionals in EMEA and Asia Pacific work on a salary basis, with an additional performance bonus based on a share of the profits of their business unit or team. Even within our geographic segments, our service lines utilize a varied mix of professional and non-salaried employees.

As of December 31, 2018, approximately 17% of our employees were subject to collective bargaining agreements, the substantial majority of whom are employees in facilities services, including janitorial, security and mechanical maintenance services. We consider relations with our employees to be good.

Regulation

The brokerage of real estate sales and Leasing transactions, Property and facilities management, conducting real estate Valuation and securing debt for clients, among other service lines, require that we comply with regulations affecting the real estate industry and maintain licenses in the various jurisdictions in which we operate. Like other market participants that operate in numerous jurisdictions and in various service lines, we must comply with numerous regulatory regimes.

A number of our services, including the services provided by certain of our indirect wholly-owned subsidiaries in the U.S., U.K., France and Japan, are subject to regulation and oversight by the SEC, FINRA, the Defense Security Service, the U.K. Financial Conduct Authority, the Autorité des Marchés Financiers (France), the Financial Services Agency (Japan), the Ministry of Land, Infrastructure, Transport and Tourism (Japan) or other self-regulatory organizations and foreign and state regulators, and compliance failures or regulatory action could adversely affect our business. We could be required to pay fines, return commissions, have a license

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suspended or revoked or be subject to other adverse action if we conduct regulated activities without a license or violate applicable rules and regulations. Licensing requirements could also impact our ability to engage in certain types of transactions, change the way in which we conduct business or affect the cost of conducting business. We and our licensed associates may be subject to various obligations and we could become subject to claims by regulators and/or participants in real estate sales or other services claiming that we did not fulfill our obligations. This could include claims with respect to alleged conflicts of interest where we act, or are perceived to be acting, for two or more clients. While management has overseen highly regulated businesses before and expects us to comply with all applicable regulations in a satisfactory manner, no assurance can be given that it will always be the case. In addition, federal, state and local laws and regulations impose various environmental zoning restrictions, use controls and disclosure obligations that impact the management, development, use and/or sale of real estate. Such laws and regulations tend to discourage sales and Leasing activities, as well as mortgage lending availability, with respect to such properties. In our role as Property or facilities manager, we could incur liability under environmental laws for the investigation or remediation of hazardous or toxic substances or wastes relating to properties we currently or formerly managed. Such liability may be imposed without regard for the lawfulness of the original disposal activity, or our knowledge of, or fault for, the release or contamination.

Applicable laws and contractual obligations to Property owners could also subject us to environmental liabilities through our provision of management services. Environmental laws and regulations impose liability on current or previous real Property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the Property. As a result, we may be held liable as an operator for such costs in our role as an on-site Property manager. This liability may result even if the original actions were legal and we had no knowledge of, or were not responsible for, the presence of the hazardous or toxic substances. Similarly, environmental laws and regulations impose liability for the investigation or cleanup of off-site locations upon parties that disposed or arranged for disposal of hazardous wastes at such locations. As a result, we may be held liable for such costs at landfills or other hazardous waste sites where wastes from our managed properties were sent for disposal. Under certain environmental laws, we could also be held responsible for the entire amount of the liability if other responsible parties are unable to pay. We may also be liable under common law to third parties for Property damages and personal injuries resulting from environmental contamination at our sites, including the presence of asbestos-containing materials or lead-based paint. Insurance coverage for such matters may be unavailable or inadequate to cover our liabilities. Additionally, liabilities incurred to comply with more stringent future environmental requirements could adversely affect any or all of our service lines.

Intellectual Property

We hold various trademarks and trade names worldwide, which include the “Cushman & Wakefield,” and “DTZ” names. We believe our intellectual property plays a role in maintaining our competitive position in a number of the markets that we serve, particularly “Cushman & Wakefield” and Chinese DTZ (“ ”) names. We primarily operate under the “Cushman & Wakefield” name and have generally adopted a strategy of having our acquisitions transition to the “Cushman & Wakefield” name. We own numerous domain names and have registered numerous trademarks and/or service marks globally. With respect to the Cushman & Wakefield name, we have processed and continuously maintain trademark registration for this trade name in most jurisdictions where we conduct business. We obtained our most recent U.S. trademark registrations for the Cushman & Wakefield name and logo in 2017, and these registrations would expire in 2027 if we failed to renew them.

Properties

Our principal executive offices are located at 125 Old Broad Street, London, United Kingdom, EC2N 1AR, and our telephone number is +44 20 3296 3000.

We operate across approximately 400 company and affiliated offices in 70 countries. We operate 215 offices in the Americas, 133 offices in EMEA and 53 offices in APAC.

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Our strategy is to lease rather than own offices. In general, these leased offices are fully utilized. The most significant terms of the Leasing arrangements for our offices are the term of the lease and the rent. Our leases have terms varying in duration. The rent payable under our office leases varies significantly from location to location as a result of differences in prevailing commercial real estate rates in different geographic locations. Our management believes that no single office lease is material to our business, results of operations or financial condition. In addition, we believe there is adequate alternative office space available at acceptable rental rates to meet our needs, although adverse movements in rental rates in some markets may negatively affect our profits in those markets when we enter into new leases.

Legal Proceedings

We are party to a number of pending or threatened lawsuits arising out of, or incident to, the ordinary course of our business. The amounts claimed in these lawsuits can vary significantly, and some may be substantial. Our management believes that any liability imposed on us that may result from disposition of these lawsuits will not have a material effect on our consolidated financial position or results of operations. However, litigation is inherently uncertain and there could be a material adverse impact on our financial position and results of operations if one or more matters are resolved in a particular period in an amount materially in excess of what we anticipate. See “Risk Factors—Risks Relating to our Business.” We are subject to various litigation risks and may face financial liabilities and/or damage to our reputation as a result of litigation” for a discussion of certain types of claims we are subject to and face from time to time.

We establish reserves in accordance with FASB guidance on Accounting for Contingencies should a liability arise that is both probable and reasonably estimable. We adjust these reserves as needed to respond to subsequent changes in events. Refer to Note 14: Commitments and Contingencies in our audited Consolidated Financial Statements.

Corporate History

As part of the IPO, we underwent a restructuring from our former holding company, a Jersey limited company, DTZ Jersey Holdings Limited, to a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc.

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MANAGEMENT AND BOARD OF DIRECTORS

The following sets forth the name, age as of the date of this prospectus, position and description of the business experience of individuals who serve as executive officers and directors of our company and brief statements of those aspects of our directors’ backgrounds that led us to conclude that they should serve as directors.

Name	Age	Position
Brett White	59	Director, Executive Chairman and Chief Executive Officer

Duncan Palmer	53	Executive Vice President and Chief Financial Officer

Brett Soloway	50	Executive Vice President, General Counsel and Corporate Secretary

John Forrester	56	President

Michelle Hay	50	Executive Vice President and Chief Human Resources Officer

Nathaniel Robinson	44	Executive Vice President—Strategic Planning and Chief Investment Officer

Jonathan Coslet	54	Director

Timothy Dattels	61	Lead Director

Qi Chen	42	Director

Michelle MacKay	52	Director

Jodie McLean	50	Director

Lincoln Pan	42	Director

Rajeev Ruparelia	42	Director

Billie Williamson	66	Director

Biographies of Executive Officers and Directors

Brett White has served as Executive Chairman and Chief Executive Officer of Cushman & Wakefield since 2015. Prior to joining Cushman & Wakefield, Mr. White had a 28-year career with CBRE, serving as Chief Executive Officer from 2005 to 2012 and President from 2001 to 2005. He was also a member of CBRE’s board of directors from 1998 to 2013. He currently serves as a member of the board of directors of Edison International and Southern California Edison. Previously, he served as a trustee of the University of San Francisco and as a member of the board of directors for Realogy Holdings Corporation and Mossimo, Inc. Mr. White holds a B.A. in Biology from the University of California, Santa Barbara.

Duncan J. Palmer is our Executive Vice President and Chief Financial Officer and has served in such capacity since 2014. Prior to joining Cushman & Wakefield, from 2012 until 2014, Mr. Palmer served as Group Finance Director of RELX Group plc, a leading provider of professional information solutions to the science, medical, legal, risk management and business-to-business sectors and its parent companies. From 2007 to 2012, Mr. Palmer was the Senior Vice President, Chief Financial Officer of Owens Corning, Inc., which markets building materials and composite systems. Mr. Palmer previously spent 20 years with Royal Dutch/Shell Group, where he held positions of increasing responsibility in the U.K., the Netherlands and the U.S., including Vice President, Upstream Commercial Finance, for Shell International Exploration and Production BV and Vice President, Finance, Global Lubricants, for the Royal Dutch Shell Group of Companies. Mr. Palmer has served on the board of directors of Oshkosh Corporation since 2011. He holds an M.A. from Cambridge University and an M.B.A. from the Stanford Graduate School of Business. He is a Fellow of the (U.K.) Chartered Institute of Management Accountants.

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Brett Soloway is Executive Vice President, General Counsel and Corporate Secretary and has served in such capacity since 2014. Prior to joining Cushman & Wakefield, Mr. Soloway led a team for The Home Depot, Inc. that was responsible for all legal matters relating to new store and distribution center development, operations and Property management activities in the U.S., Canada, Mexico, China and India. Earlier in his career, Mr. Soloway served as Vice President and General Counsel for Red Seal Development, Inc., and practiced law at Kirkland & Ellis and Rudnick & Wolfe. He received a B.A. in Political Science from the University of Michigan and a J.D. from the University of Illinois.

John Forrester is our President and has served in such capacity since December 2017. Prior to his current role, Mr. Forrester was Chief Executive, EMEA at Cushman & Wakefield, a role he previously held at DTZ Group, our predecessor firm. Mr. Forrester was also previously Group Chief Executive of DTZ Holdings plc. He joined DTZ Group in September 1988. Mr. Forrester is a member of the Board of Management and Management Executive for the British Council for Offices and has previously served as its President. He is a trustee of the Geffrye Museum. Mr. Forrester holds a B.S. in Urban Estate Surveying and is a Fellow of the Royal Institution of Chartered Surveyors.

Michelle Hay is our Chief Human Resources Officer and has served in such capacity since 2017. Prior to joining Cushman & Wakefield, Ms. Hay served as Head of HR for the Americas at A.T. Kearney. She also previously served as Global Chief Human Resources Officer at Heitman LLC, and previously held HR consulting positions with Deloitte & Touche LLP, Ernst & Young LLP, Cap Gemini and Capital H Group. She holds a B.S. in psychology from the University of Houston and an M.B.A. from the University of Illinois at Urbana-Champaign.

Nathaniel Robinson is our Chief Investment Officer and Executive Vice President of Strategic Planning and has served in such capacity since 2018. Prior to joining Cushman & Wakefield, Mr. Robinson was an Investment Partner at Virgo Capital where he focused on making new platform investments and developing strategic initiatives for the firm’s portfolio companies. Mr. Robinson also previously worked in Morgan Stanley’s Global Technology Group and is a co-founder and former chairman of PhillyCarShare, which was acquired by Enterprise Holdings in 2011. He holds a B.S. in finance and accounting from Drexel University, an M.P.P. from Harvard University and an M.B.A. from Dartmouth College.

Jonathan Coslet was appointed to the board of directors of Cushman & Wakefield in 2018. Mr. Coslet is a Senior Partner of TPG. Mr. Coslet is also a member of the firm’s Investment Committee and Management Committee. Prior to joining TPG, he worked at Donaldson, Lufkin & Jenrette, and before that, at Drexel Burnham Lambert, where he started his career. Mr. Coslet previously served on the board of directors of Biomet, Inc., IASIS Healthcare LLC, Quintiles IMS Holdings, Inc., Quintiles Transnational Holdings Inc., PETCO Animal Supplies, Inc. and Neiman Marcus Group, Inc. He currently serves on the boards of Life Time Fitness, Inc., IQVIA Holdings Inc., the Stanford Medical Advisory Council and the Stanford Institute for Economic Policy Research, and he serves as a Trustee for Menlo School. Mr. Coslet holds a B.S. in economics and finance from the Wharton School of the University of Pennsylvania and an M.B.A. from Harvard Business School.

Timothy Dattels was appointed to the board of directors of Cushman & Wakefield in 2018. Mr. Dattels is Co-Managing Partner of TPG Capital Asia. Prior to joining TPG in 2004, he served as a Partner and Managing Director of Goldman, Sachs & Co. Mr. Dattels serves or has served on the board of directors of BlackBerry Ltd., Parkway Holdings Ltd., Primedia, Inc., Shangri-La Asia Ltd. and Sing Tao News Corporation Ltd. and serves as a trustee of Jackson Laboratory and Vice Chairman of SFJazz. He holds a B.A. in business administration from the University of Western Ontario and an M.B.A. from Harvard Business School.

Qi Chen was appointed to the board of directors of Cushman & Wakefield in 2014. Ms. Chen is a Partner at PAG where she focuses on investments in financial services and cross-border transactions. Prior to joining PAG in 2011, she worked at TPG Capital from 2006 to 2011. She also worked in Morgan Stanley’s investment banking division and Boston Consulting Group previously. She holds a B.A. from Peking University and an M.B.A from the Kellogg School of Management, Northwestern University.

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Michelle MacKay was appointed to the board of directors of Cushman & Wakefield in 2018. Ms. MacKay was most recently a Senior Advisor to iStar from 2017 to 2018, and previously served as iStar’s Executive Vice President of Investments from 2003 to 2017. Prior to iStar, she served as an Executive Director and as a senior member of the Commercial Real Estate Investment Committee at UBS. She holds a B.A. from the University of Connecticut and a M.B.A. from the University of Hartford.

Jodie McLean was appointed to the board of directors of Cushman & Wakefield in 2018. Ms. McLean has served as the Chief Executive Officer of EDENS since 2015. Prior to that she served as President and Chief Investment Officer of EDENS from 2002. Ms. McLean also serves on the board of directors of Extended Stay America, Inc. and Wofford College among others. She holds a B.S. from the University of South Carolina and a degree from South Carolina Honors College.

Lincoln Pan was appointed to the board of directors of Cushman & Wakefield in 2017. Mr. Pan is a Partner at PAG. Prior to joining PAG, he was a Regional CEO for Willis Towers Watson. Mr. Pan has also previously worked at Advantage Partners, GE Capital and McKinsey & Company. He holds a B.A. in history and English from Williams College and a J.D. from Harvard Law School.

Rajeev Ruparelia was appointed to the board of directors of Cushman & Wakefield in 2014. Mr. Ruparelia is a Director at OTPP. Prior to joining OTPP in 2008, he worked in investment banking at Credit Suisse Group (New York), in investments at Cadillac Fairview (OTPP’s wholly owned real estate subsidiary) and in the corporate finance group at Deloitte & Touche LLP. Mr. Ruparelia is also an observer on the board of Coway Co., Ltd. He holds a B.A. in economics from Wilfrid Laurier University and an M.B.A. from the Rotman School of Management at the University of Toronto.

Billie Williamson was appointed to the board of directors of Cushman & Wakefield in 2018. Ms. Williamson served in various roles at Ernst & Young L.L.P., most recently in the role of Senior Assurance Partner, from 1974 to 1993 and 1998 to 2011. She also worked at Marriott International, Inc. from 1996 to 1998 as Senior Vice President, Finance and Corporate Comptroller, and before that at AMX Corporation from 1993 to 1996 as Chief Financial Officer. Ms. Williamson also serves or has served on the boards of directors of XL Group Ltd., Pentair plc, Pharos Capital BDC, Inc., CSRA Inc., Janus Capital Group, ITT Exelis Inc., Annie’s Inc., Energy Future Holdings Corporation and Kraton Corporation. She holds a B.B.A. from Southern Methodist University.

Controlled Company

After the completion of this offering, the Principal Shareholders will continue to control a majority of our outstanding ordinary shares. Prior to this offering, TPG, PAG Asia Capital and OTPP together owned approximately 64% of our ordinary shares, and upon completion of this offering, they will together own approximately     % of our ordinary shares. As a result, we are and, following this offering, will continue to be, a “controlled company” within the meaning of the NYSE rules. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance standards, including: the requirement that a majority of the board of directors consist of independent directors; the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees. We are currently not utilizing these exemptions. If, however, we utilize certain of these exemptions in the future, you will not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance standards.

The “controlled company” exception does not modify the independence requirements for the audit committee, and we currently comply with the audit committee requirements of Rule 10A-3 under the Exchange

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Act and the NYSE rules. Pursuant to such rules, we are allowed to have a majority of independent directors on our audit committee until one year from the date of effectiveness of the registration statement for our IPO, which will be August 1, 2019. Thereafter, our audit committee is required to be comprised entirely of independent directors.

Board Composition

Our business and affairs are managed under the direction of our board of directors. Our board of directors is currently comprised of nine directors. Our articles of association provide that our board of directors will have a minimum of five and maximum number of eleven directors. Our board of directors has determined that each of Messrs. Coslet, Dattels, Pan, Ruparelia, Mses. Chen, McLean, MacKay and Williamson are independent as defined under the corporate governance rules of the NYSE.

Our board of directors is divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of shareholders. Mr. Coslet, Ms. Chen and Ms. MacKay serve as Class I directors with an initial term expiring in 2019. Mr. White, Ms. Williamson and Ms. McLean serve as Class II directors with an initial term expiring in 2020. Messrs. Dattels, Pan and Ruparelia serve as Class III directors with an initial term expiring in 2021. Upon the expiration of the initial term of office for each class of directors, each director in such class shall be elected for a term of three years and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of directors or a vacancy may be filled by the directors then in office.

Mr. White serves as our Executive Chairman of our board of directors and Chief Executive Officer. When the Executive Chairman is also the Chief Executive Officer, our corporate governance guidelines provide that we may elect one of our independent directors to serve as Lead Director. Mr. Dattels currently serves as our Lead Director, and is responsible for serving as liaison between the Chairman and the independent directors, approving meeting agendas and schedules for our board of directors and presiding at executive sessions of the independent directors and any other board of directors meetings at which the Chairman is not present, among other responsibilities.

Committees of the Board of Directors

We currently have the following committees of our board of directors.

Audit Committee

The audit committee:

●

appoints our independent registered public accounting firm annually; evaluates the independent auditor’s independence and performance and replaces it as necessary; pre-approves all audit and non-audit services; and sets guidelines for the hiring of former employees of the independent auditor;

●	reviews the audit plans and findings of our independent auditor and our internal audit function;

●	reviews with our management and independent auditor our financial statements, including any significant financial reporting issues and changes in accounting policies;

●	reviews with our management and independent auditor the adequacy of our internal controls over financial reporting;

●	oversees our policies and procedures with respect to risk assessment and risk management; and

●	oversees the implementation and effectiveness of our compliance and ethics program, including our “whistleblowing” procedures.

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The members of the audit committee are Ms. Williamson (chair), Mr. Ruparelia and Ms. McLean. Ms. Williamson and Ms. McLean are “independent,” as defined under the rules of the NYSE and Rule 10A-3 of the Exchange Act. Our board of directors has determined that each director appointed to the audit committee is financially literate, and the board has determined that Ms. Williamson is an audit committee financial expert.

Our board of directors has adopted a written charter for our audit committee, which is available on our corporate website at www.cushmanwakefield.com/investorrelations.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee:

●	develops and recommends criteria to our board of directors for selecting new directors;

●	conducts inquiries into the background and qualifications of candidates for the board and recommends proposed nominees to the board;

●	recommends corporate governance guidelines to the board; and

●	oversees the evaluation of the performance of the board.

The members of the nominating and corporate governance committee are Mr. Pan (chair), Mr. Dattels and Mr. Ruparelia. The members of our nominating and corporate governance committee are independent.

Our board of directors has adopted a written charter for our nominating and corporate governance committee, which is available on our corporate website at www.cushmanwakefield.com/investorrelations.

Compensation Committee

The compensation committee:

●

reviews and approves corporate goals and objectives relevant to the compensation of our executive officers, evaluates the performance of our executive officers in light of those goals and objectives and determines the compensation of our executive officers based on that evaluation;

●	reviews and approves policies and guidelines related to the compensation of our executive officers and directors; and

●	establishes, reviews and administers our compensation and employee benefit plans.

The members of the compensation committee are Mr. Dattels (chair), Mr. Pan and Mr. Ruparelia. The members of our compensation committee are independent.

Our board of directors has adopted a written charter for our compensation committee, which is available on our corporate website at www.cushmanwakefield.com/investorrelations.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

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Board of Directors’ Role in Risk Oversight

Our board of directors, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, our board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Our board of directors oversees an enterprise-wide approach to risk management, designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value.

Code of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to our Chief Executive Officer and senior financial officers and all persons performing similar functions. A copy of that code is available on our corporate website at www.cushmanwakefield.com/investorrelations. We expect that any amendments to such code, or any material waivers of its requirements, will be disclosed on our website.

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COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis addresses the principles underlying our executive compensation program and the policies and practices for the fiscal year ended December 31, 2018 (“Fiscal 2018”) for (i) our principal executive officer, (ii) our principal financial officer and (iii) the three other most highly compensated executive officers of the Company as of December 31, 2018:

●	Brett White, our Executive Chairman and Chief Executive Officer;

●	Duncan Palmer, our Executive Vice President and Chief Financial Officer;

●	John Forrester, our Global President;

●	Michelle Hay, our Executive Vice President and Chief Human Resources Officer; and

●	Brett Soloway, our Executive Vice President, General Counsel and Corporate Secretary.

We refer to these executive officers as the “Named Executive Officers.”

Compensation Philosophy and Objectives

Our compensation philosophy is to provide an attractive, flexible and effective compensation package to our executive officers that is tied to our corporate performance and aligned with the interests of our shareholders. Our executive compensation program is designed to help us recruit, motivate and retain the caliber of executive officers necessary to deliver consistent high performance to our clients, shareholders and other stakeholders.

Our compensation policies and practices also allow us to communicate our goals and standards of conduct and performance and to motivate and reward employees for their achievements. In general, the same principles governing the compensation of our executive officers also apply to the compensation of all our employees, which include:

Principle	Practice
Retain and hire the best leaders.	Competitive compensation to facilitate attracting and retaining high-quality talent.

Pay for performance.	A significant portion of pay depends on annual and long-term business and individual performance; in general, the level of “at-risk” compensation increases as the officer’s scope of responsibility increases.

Reward long-term growth and profitability.	Rewards for achieving long-term results, and alignment with the interests of our shareholders.

Tie compensation to business performance.	A significant portion of pay is tied to measures of performance of the business or businesses over which the individual has the greatest influence.

Align executive compensation with shareholder interests.	The interests of our executive officers are linked with those of our shareholders through the risks and rewards of stock ownership.

Limited personal benefits.	Perquisites and other personal benefits are limited to items that serve a reasonable business-related purpose.

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Compensation Mix

Our executive compensation program has been designed to reward strong performance by focusing the compensation opportunity for each of our executive officers on annual and long-term incentives that depend upon our performance as a whole, as well as the performance of our individual businesses or on the basis of individual metrics where appropriate.

Compensation-Setting Process

Role of the Compensation Committee

The Compensation Committee is responsible for overseeing our executive compensation program (including our executive compensation policies and practices) and approving the compensation of our executive officers, including the Named Executive Officers (except for our CEO).

The board of directors is responsible for approving all compensation paid to our CEO. Pursuant to its charter, the Compensation Committee has the responsibility to review and recommend to the board of directors any proposed change in base salary or target incentive compensation for our CEO at least annually, as well as for evaluating our CEO’s performance and recommending actual payments under the annual incentive plan in light of the corporate goals and objectives applicable to him.

Our equity incentive plans are administered by the Compensation Committee with oversight from the board of directors. As we were previously a privately-owned company, we did not historically make equity grants on an annual basis. Beginning in 2019, we expect to commence making annual grants of incentive equity to our executives, subject to the approval of the Compensation Committee. From time to time, the Compensation Committee may in its sole discretion approve additional grants of equity incentive awards to Named Executive Officers.

Role of Executive Officers

The Compensation Committee receives support from our Human Resources Department in designing our executive compensation program and analyzing competitive market practices. Our Chief Human Resources Officer and General Counsel attend regular meetings of the Compensation Committee in order to provide insight and expertise regarding the operation of our compensation programs and to provide support and assistance with respect to the legal and governance implications of our compensation decisions. Our CEO also regularly participates in Compensation Committee meetings, providing management input on organizational structure, executive development and financial analysis. In addition, our CFO provides the financial information used by the Compensation Committee to make decisions with respect to incentive compensation goals based on achievement of financial targets and related payouts for our annual and long-term incentive programs.

Our CEO evaluates the performance of each of our executive officers against any annual objectives established for the business or functional area for which such executive officer is responsible. Our CEO then reviews each executive officer’s target compensation opportunity, and based upon the target compensation opportunity and the individual’s performance, proposes compensation adjustments, subject to review and approval by the Compensation Committee. Neither our CEO nor any other Named Executive Officer participates in the evaluation of his or her own performance and he or she is not present during discussions relating to his or her compensation.

Role of Independent Compensation Consultant

In fulfilling its duties and responsibilities, the Compensation Committee has the authority to engage the services of outside advisers on an as-needed basis. In our fiscal year ended December 31, 2017 (“Fiscal 2017”), the Compensation Committee engaged Frederic W. Cook & Co., Inc. (“FW Cook”), a national executive compensation consulting firm, to assist it with compensation matters. The Compensation Committee continued

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its retention of FW Cook through Fiscal 2018. FW Cook attends meetings of the Compensation Committee, responds to inquiries from members of the Compensation Committee and provides analysis with respect to these inquiries.

Since Fiscal 2017, FW Cook has assisted the Compensation Committee with the development of our compensation peer group, analyzed the executive compensation levels and practices of the companies in our compensation peer group and provided advice and support with respect to compensation best practices and market trends. FW Cook does not provide any services to us other than the services provided to the Compensation Committee.

Peer Group

In February 2017, our Compensation Committee, with the assistance of FW Cook, developed an initial compensation peer group based on an evaluation of companies that it believed were comparable to us with respect to industry segment, business profile and various financial criteria as a reference source in its executive compensation deliberations. In 2018, our Compensation Committee updated our peer group by removing Marsh & McLennan and Savills because their revenues and market capitalization fell outside the desired ranges for our peer group. Our peer group for Fiscal 2018, which was used by the Compensation Committee as a reference in the course of its 2018 deliberations, consists of the following 21 companies:

Direct Peers	Other Business Service Peers
CBRE	AECOM
Colliers International	Aon
Jones Lang LaSalle	Boston Properties
CACI International
CGI Group
Convergys
Duke Realty Corporation
EMCOR
Fidelity National Information Services
Fiserv
Forest City Realty
Jacobs Engineering
KBR
Kelly Services
Leidos
Robert Half International
Unisys
Willis Towers Watson

As of September 2018, our revenue was near the median of our peer group and our market capitalization was near the 25th percentile of our peer group. We believe that the position of these measures relative to our peer group provides our Compensation Committee with a sound basis for comparing our compensation to market competitors.

This peer group data is not used by the Compensation Committee in isolation but rather serves as one point of reference for making decisions about compensation. The Compensation Committee also takes into consideration other factors it considers relevant, such as the financial and operational performance of our businesses, individual performance, specific retention concerns and internal equity.

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Competitive Market Review

For purposes of its review of the competitive market, the Compensation Committee reviewed an analysis of our 21-company peer group which was prepared by FW Cook. The Compensation Committee also reviews third-party survey data prepared by FW Cook in cases where other peer group data is not available to capture broader market trends and practices.

Compensation-Related Risk Assessment

The Compensation Committee evaluates each element of our executive compensation program in order to ensure that it does not encourage our executive officers to take excessive or unnecessary risks or incentivize the achievement of short-term results at the expense of our long-term interests. We believe we have designed our executive compensation program to address potential risks while also rewarding our executive officers for achieving financial and strategic objectives through prudent business judgment and appropriate risk taking. Among other things, we have attempted to mitigate risk by adopting stock ownership guidelines and clawback policies. Based on our 2018 evaluation, we concluded that our executive compensation policies and practices are appropriately structured and do not encourage employees to take unnecessary or excessive risks.

Compensation Elements

Our executive compensation program consists of base salary, annual incentive compensation, long-term equity incentive awards and health, welfare and other customary employee benefits.

Base Salary

We believe that a competitive base salary is critical in attracting and retaining key executive talent. In evaluating the base salaries of our Named Executive Officers, the Compensation Committee considers several factors, including individual and company performance, qualifications, experience, tenure and scope of responsibilities, future potential, competitive market practices, difficulty of finding a replacement, our desired compensation position with respect to the competitive market and internal equity. During 2018, Mr. Soloway’s base salary was increased following a review of compensation of similarly-situated officers at peer companies.

Annual Incentive Compensation

Each year, our executive officers are eligible to receive annual cash incentive awards under the Annual Incentive Plan (“AIP”).

At the beginning of the fiscal year the Compensation Committee approves the terms and conditions of the AIP for the year, including the selection of one or more performance measures as the basis for determining the funding of annual cash bonuses for the year, the performance range relative to our annual operating plan and the weighting of such performance measures.

Target Annual Cash Bonus Opportunities

For purposes of the Fiscal 2018 AIP, the target cash bonus opportunities of the Named Executive Officers for Fiscal 2018 were as follows:

Named Executive Officer	Fiscal 2018 Target Cash Bonus Opportunity (as a percentage of base salary)	Fiscal 2018 Target Cash Bonus Opportunity (as a dollar amount)
Mr. White	210.5%	$2,000,000
Mr. Palmer	100%	$600,000
Mr. Forrester	193%	$1,215,723
Ms. Hay	50%	$212,500
Mr. Soloway	50%	$237,500

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Corporate Performance Measures

For purposes of the Fiscal 2018 AIP, the Compensation Committee selected Adjusted EBITDA, adjusted as follows: increased by $153 million to reflect the cost of the AIP, increased by $18 million (currency conversion) and decreased by $22 million (recruiting and retention amortization), $11 million (changes in revenue recognition from customer contracts due to ASC 606) and $7 million (M&A, restructuring and other one-time items). This “Pre-Incentive Adjusted EBITDA” was the sole performance measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for further detail on the Company’s use of Adjusted EBITDA. The Compensation Committee believes that Pre-Incentive Adjusted EBITDA is the best measure of both corporate and business segment profitability.

Annual Cash Bonus Decisions

The AIP is based on the achievement of a certain percentage of Pre-Incentive Adjusted EBITDA, from a minimum of 70% to a maximum of 130% as measured against the relevant annual operating plan target, subject to the achievement of the minimum 70% on a consolidated basis and the discretion of our board of directors, with straight line interpolation between performance levels. Pre-Incentive Adjusted EBITDA goals are set on a constant currency basis. Other items and adjustments are made to Pre-Incentive Adjusted EBITDA at the discretion of the Compensation Committee to ensure that the achievement reflects underlying performance as determined by the Compensation Committee. The adjustments made for Fiscal 2018 are described above. Individuals’ bonuses are then determined according to their role and company-wide financial performance and, in some cases, individual performance, as described below.

The bonus paid to our Named Executive Officers, other than Mr. Soloway and Ms. Hay, is determined based on financial performance that results in a funded range of 0% to 200% of their applicable target. The bonus for Mr. Soloway and Ms. Hay is weighted 75% on the achievement of financial goals (resulting in a range of 0% to 150% of their applicable target) and 25% on the achievement on individual performance objectives relating to specific projects or initiatives at the Company (resulting in a range of 0% to 50% of their applicable target). The Compensation Committee has the discretion to adjust the amount of the actual cash bonus payments to be received by any Named Executive Officer, as it deems to be appropriate, upwards to the applicable cap or downwards to zero. There were no such adjustments for Fiscal 2018.

For purposes of our Fiscal 2018 AIP, the target Pre-Incentive Adjusted EBITDA was $682 million, and the actual achieved Pre-Incentive Adjusted EBITDA was $790 million. As a result, the Fiscal 2018 cash bonus payments for the Named Executive Officers were 153.33% of their target annual cash bonus opportunities as summarized below. The Compensation Committee determined that both Mr. Soloway and Ms. Hay substantially exceeded their individual performance objectives for Fiscal 2018 and concluded that matching their bonus payment percentages to those received by the other Named Executive Officers fairly compensated them for their achievement of their respective individual performance objectives.

Named Executive Officer	Fiscal 2018 Actual Cash Bonus Payment	Actual Cash Bonus Payment as Percentage of Target Cash Bonus Award
Mr. White	$3,066,600	153.33%
Mr. Palmer	$919,980	153.33%
Mr. Forrester	$1,864,068	153.33%
Ms. Hay	$325,826	153.33%
Mr. Soloway	$364,159	153.33%

Long-Term Incentive Compensation

We provide long-term incentive compensation to our executive officers in the form of options to purchase our ordinary shares and RSUs. We believe these equity-based grants promote our long-term growth and

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profitability by aligning the interests of our management with the interests of our shareholders and by encouraging retention. Our Named Executive Officers currently hold a mix of equity compensation granted under one of two plans, depending on whether the awards were granted before or after our initial public offering. A brief description of these arrangements is set forth below.

Pre-IPO Equity Compensation. Prior to our initial public offering, our executive officers received equity awards under the DTZ Jersey Holdings Limited Management Equity Incentive Plan (the “MEIP”), which was adopted by our corporate predecessor in May 2015, as well as RSUs pursuant to individual agreements with DTZ Jersey Holdings Limited. The bulk of these awards were made at the time the Principal Shareholders acquired us, or upon a new hire, promotion or other special circumstance. As a privately-owned company, we did not historically make equity grants on an annual basis. Although we do not intend to issue further awards under the MEIP, the majority of the equity awards currently held by our Named Executive Officers were issued under the MEIP prior to our initial public offering. As our business has grown, we have periodically reevaluated the awards granted under the MEIP and in certain cases modified the awards to reflect the economic realities of our evolving business. These modifications are discussed under the heading “—Compensation Changes Related to our IPO—Changes to Certain Equity Incentive Awards” and the notes to the equity tables appearing below.

Post-IPO Equity Compensation. In order to remain competitive with our peers as a public company, we adopted a new management incentive program in connection with our initial public offering. See “—Compensation Changes Related to our IPO—New Management and Non-Employee Omnibus Equity Compensation Plans.” After our initial public offering in 2018, we made long-term incentive grants under this plan to certain of our Named Executive Officers. We expect that all future long-term incentive grants will be made under this post-IPO plan or its successor.

Equity received by our executive officers, whether as the result of option exercises, the settlement of RSUs or outright purchases, is generally subject to significant transfer restrictions intended to increase alignment between management and our shareholders. See “—Employee Equity Arrangements” and “—Fiscal 2018 Outstanding Equity Awards at Year-End Table.”

Health, Welfare, Retirement and Other Employee Benefits

We provide benefits to our Named Executive Officers on the same basis as all of our full-time employees. These benefits include 401(k) retirement, medical, pharmacy, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage.

Perquisites and Other Personal Benefits

We only provide perquisites and other personal benefits to our executive officers when we believe they are appropriate to assist an individual in the performance of duties and the achievement of business objectives, to make our executive officers more efficient and effective, and for recruitment and retention purposes. The Compensation Committee believes that the perquisites and personal benefits that we provide are a reasonable component of our overall executive compensation program and are consistent with market practices. We may provide other perquisites or other personal benefits in the future to achieve similar goals, subject to approval and periodic review by our Compensation Committee.

Employment Agreements and Severance Arrangements

We have entered into written employment agreements with Messrs. White, Palmer and Forrester, and Mr. Soloway and Ms. Hay are party to offer letters with the Company. These agreements establish the terms and conditions governing their employment, including any termination thereof, and also include restrictive covenants. These arrangements are more fully described below under “—Employment Arrangements.”

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The rights of Messrs. White and Palmer to receive severance are set forth in their respective employment agreements. Each of Mr. Soloway, Mr. Forrester and Ms. Hay are entitled to certain benefits under our severance plan, as more fully described below under “—Compensation Changes Related to our IPO—New Executive Severance Arrangements.”

Employment agreements and severance benefits assist us in the recruitment and retention of executive talent.

Compensation Changes Related to our IPO

In connection with our initial public offering in August 2018, we adopted a number of changes to our compensation policies and plans. These changes, which are described below, were intended to ensure our compensation practices remained competitive with our peers as we became a publicly traded company.

Changes to Certain Equity Incentive Awards

August 2018 Modification of Certain RSUs

In connection with our IPO, the terms of certain RSUs held by our Named Executive Officers that provided for settlement only upon termination or change in control were modified to provide for such awards to vest and settle on or before August 6, 2020. The vesting and settlement timeline provides for all then vested RSU awards to settle on August 6, 2019. From August 7, 2019 through August 6, 2020 awards will vest per existing vesting terms in individual agreements and settle within 30 days after vesting. Any remaining unvested RSUs will then vest and settle on August 6, 2020.

November 2018 Modification of Performance-Vesting Options

To encourage retention as well as to align the interests of our executives with our shareholders, we revised the vesting terms applicable to all performance-based options in November 2018, including those held by our Named Executive Officers. In addition to vesting in the event our Principal Stockholders achieve a multiple of money of 2.0 upon a sale of their equity, the performance based options will vest in the event our share price over 90 trading days averages at least $20, whichever comes first.

Modification of Equity Awards Held by Mr. White

In June and November 2018, Mr. White agreed to certain changes to the terms of his employment agreement and the terms of certain of his outstanding equity awards, which the Company believes overall provides better alignment between the Company and its stakeholders’ (including the Principal Shareholders’) interests and those of Mr. White. Among other things, with respect to all of his outstanding equity-based awards granted prior to March 2018, Mr. White agreed (i) to sell a pro rata portion of the ordinary shares he receives in settlement of these awards each time the Principal Shareholders sell ordinary shares for cash prior to March 6, 2020, (ii) that in exchange for agreeing to extend the term of his employment through December 31, 2021, the RSUs in respect of 2,233,792 ordinary shares granted on May 8, 2015 will be subject to modified vesting conditions, including that a portion of them have a time-based component that may permit them to vest earlier and to a greater extent than they otherwise may have based on the performance-based vesting criteria, (iii) that the 285,000 performance-vesting RSUs granted on May 8, 2015 will be converted to time-vesting RSUs and (iv) that the restrictions of the management stockholders’ agreement (as described below under the heading “—Employee Equity Arrangements”) generally would not apply, except with respect to the call right in the event his employment is terminated for cause or if he violates restrictive covenants to which he is subject, provided that he may only transfer up to 5% of the ordinary shares he holds as a result of the settlement of his outstanding time-based RSUs and options per calendar quarter, inclusive of any ordinary shares sold pursuant to the requirement to sell his ordinary shares alongside the Principal Shareholders.

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IPO Retention Bonuses

In November 2018, the Compensation Committee approved one-time cash awards to Messrs. Palmer, Forrester and Soloway in the amounts of $1,200,000, $1,200,000 and $150,000, respectively. The awards are subject to repayment of the net after tax amount in the event the recipient voluntarily resigns employment with the Company within two years.

New Management and Non-Employee Omnibus Equity Compensation Plans

In May 2018 we adopted both the 2018 Omnibus Management Share and Cash Incentive Plan (the “Management Plan”) and the 2018 Omnibus Non-Employee Director Share and Cash Incentive Plan (the “Director Plan,” and together with the Management Plan, the “2018 Omnibus Plans”). We anticipate that all future equity-based awards will be granted under these plans or their successors to employees, consultants and independent contractors and to non-employee directors, respectively.

New Executive Severance Arrangement

In June 2018, we implemented a new executive severance plan for our executive officers (other than Messrs. White and Palmer, whose severance is set out in their respective employment agreements) that we believe is more in line with market practice. Consistent with the arrangements governing the severance for Messrs. White and Palmer, the Compensation Committee approved severance for our other Named Executive Officers in the event their employment is terminated by the Company without “cause” based on a multiple of base salary only (1.5x in the case of Mr. Forrester and 1.0x for Ms. Hay and Mr. Soloway). The severance will be payable over 18 months, in the case of Mr. Forrester, and 12 months, in the case of Ms. Hay and Mr. Soloway, and will be subject to the requirement that the individual execute a valid release and comply with any restrictive covenants to which they are subject.

New Corporate Governance Policies

Stock Ownership Policy

Most of our executive officers have a significant interest in our ordinary shares, whether held directly or as the result of outstanding equity-based awards. The Compensation Committee believes that stock ownership by management aligns executive officer and shareholder interests and accordingly, we adopted stock ownership policies for our executive officers and the non-employee members of our board of directors in connection with our initial public offering. Our minimum ownership guidelines for Named Executive Officers are based on a multiple of annual base salary as set forth below:

	Owned Equity (vested RSUs, ordinary shares that are beneficially owned and shares held in a 401(k) plan or notionally through a deferred compensation plan)	Qualifying Equity (all “Owned Equity” plus unvested RSUs with time-based vesting)
Chief Executive Officer	2x Salary	6x Salary
Other Executive Officers	1x Salary	3x Salary

Any Named Executive Officer who does not meet or exceed the foregoing guidelines will be subject to retention requirements that restrict the sale of some or all of such executive officer’s equity. Our Chief Executive Officer is subject to a 100% retention requirement and our other Named Executive Officers are subject to 75% retention requirements. The retention requirements do not apply to shares acquired for fair value prior to our initial public offering, or shares withheld to satisfy tax or exercise price payment obligations. As of December 31, 2018, all of our executive officers were in compliance with the retention requirements of our stock ownership policy.

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Derivatives Trading, Hedging and Pledging Policies

We have adopted an insider trading policy that provides that no employee, officer or member of our board of directors may acquire, sell or trade in any interest or position relating to the future price of our securities, such as a put option, a call option or a short sale (including a short sale “against the box”) or engage in hedging transactions (including “cashless collars”). We have also adopted a general policy that prohibits our executive officers and members of our board of directors from pledging any of their ordinary shares as collateral for a loan or other financial arrangement.

Tax Considerations

Section 162(m) of the Code generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the Named Executive Officers. Once an individual has been a Named Executive Officer, the deduction limitation applies indefinitely. As a newly public company, we may rely upon certain transition relief under Section 162(m) available for certain types of compensation. Nonetheless, the Compensation Committee believes that the potential deductibility of the compensation payable under the Company’s executive compensation program should be only one of many relevant considerations in setting compensation. Accordingly, the Compensation Committee has deemed or may deem in the future that it is appropriate to provide one or more executive officers with the opportunity to earn compensation that may be in excess of the amount deductible by reason of Section 162(m) or other provisions of the Code.

We do not provide any executive officer with a “gross-up” or other reimbursement payment for any tax liability as a result of the application of Sections 409A or 4999 of the Code and we have not agreed and are not otherwise obligated to provide any Named Executive Officer with such a “gross-up” or other reimbursement.

Recapitalization

In connection with our initial public offering, the shareholders of DTZ Jersey Holdings Limited exchanged their shares of DTZ Jersey Holdings Limited for newly issued shares in Cushman & Wakefield Limited. Following the Share Exchange, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs. All share amounts provided in the following equity tables are provided on a post-recapitalization basis.

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Fiscal 2017 and 2018 Summary Compensation Table

The following table sets forth the compensation paid to, received by or earned during Fiscal 2017 and Fiscal 2018 by the Named Executive Officers:

Name and Principal Position	Fiscal Year	Salary		Bonus(1)		Stock Awards(2)	Option Awards(2)		Non-Equity Incentive Plan Compensation(3)		All Other Compensation(4)		Total

Brett White,
Executive Chairman and Chief Executive Officer	2018 2017	$ $	950,000 950,000		— —	$45,131,905 —		— —	$ $	3,066,600 1,400,000	$ $	91,455 145,285	$ $	49,239,960 2,495,285
Duncan Palmer,
Executive Vice President, Chief Financial Officer	2018 2017	$ $	600,000 600,000	$ $	1,450,000 1,000,000	$999,998 —	$ $	1,717,800 745,400	$ $	919,980 420,000	$ $	6,750 6,750	$ $	5,694,528 2,772,150
John Forrester(5),
Executive Vice President, Global President	2018		$628,312		$1,450,000	$2,058,824		$1,717,800		$1,864,068		$84,832		$7,803,836
Michelle Hay,
Chief Human Resources Officer	2018		$425,000		$150,000	$350,000		$336,057		$325,826		$6,750		$1,593,633
Brett Soloway,
Executive Vice President, General Counsel and Corporate Secretary	2018 2017	$ $	470,137 437,500	$ $	300,000 80,500	$437,500 —	$ $	250,955 268,187	$ $	364,159 174,375		— —	$ $	1,822,751 960,562

(1)

Bonus amounts in 2017 represent payments in respect of retention bonuses as set forth in the applicable employment agreement or offer letter. For Mr. Palmer, Mr. Forrester and Mr. Soloway bonus amounts in 2018 represent payments related to the Company’s successful completion of an IPO and payments in respect of one-time cash awards approved for certain executive officers by our Compensation Committee in November 2018 (the “2018 Cash Awards”). The 2018 Cash Awards are subject to repayment of the net after tax amount if the recipient of such award voluntarily resigns within two years. For Ms. Hay, bonus amount in 2018 represents a bonus payment related to the Company’s successful completion of an IPO.

(2)

The amounts reported in the “Stock Awards” and “Option Awards” columns represent the aggregate grant date fair value of the stock-based awards granted to the Named Executive Officers during Fiscal 2017 and Fiscal 2018, as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC Topic 718”), including the incremental increase in value resulting from the amendments to certain other outstanding equity awards as described in “—Changes to Certain Equity Incentive Awards” above and disregarding the impact of estimated forfeitures. The assumptions used in calculating the grant date fair value of the options reported in the Option Awards column and the methodology used to value RSUs are set forth in Note 13 to the audited Consolidated Financial Statements included elsewhere in this prospectus. The amounts reported in these columns reflect the accounting cost for these stock-based awards, and do not correspond to the actual economic value that may be received by the Named Executive Officers from these awards. With respect to all performance-vesting awards granted or modified in 2018, the achievement of the highest level of performance conditions specified in the applicable award would result in 100% of the shares underlying such award vesting (in the case of RSUs) or becoming exercisable (in the case of options). The number of shares underlying such performance-vesting awards is set forth in the Fiscal 2018 Grants of Plan-Based Awards Table.

(3)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent the amounts paid to our Named Executive Officers pursuant to our Annual Incentive Plan for the applicable year. See “Compensation Discussion and Analysis—Annual Incentive Compensation.”

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(4)

The amounts in this column include the following categories of perquisites for 2018: for Mr. Palmer and Ms. Hay, 401(k) contributions by the Company ($6,750 each); for Mr. Forrester, $62,812 in cash in lieu of retirement benefits, in addition to a car allowance, tax compliance services and certain core benefits including life assurance, private medical and income protection; and for Mr. White, $55,385 in reimbursement of legal fees related to his employment with us, in addition to charitable contributions, tickets to sporting events and payment of a golf club membership. The amounts reported for perquisites and other benefits represent the actual cost incurred by us in providing these benefits to the indicated Named Executed Officer.

(5)	Salary, Non-Equity Incentive and All Other Compensation for Mr. Forrester have been converted from GBP at a rate of $1.3508/GBP.

Employee Equity Arrangements

As described above under “—Compensation Elements—Long-Term Incentive Compensation,” we have made pre-IPO equity grants under the MEIP and pursuant to RSU agreements, and we have also made post-IPO equity grants pursuant to the Management Plan. The equity awards granted to our executive officers are more fully described below in the Fiscal 2018 Outstanding Equity Awards at Year-End Table.

We and the Principal Shareholders have entered into a management stockholders’ agreement with each of our executive officers that remains in effect until December 31, 2021 and which governs all pre-IPO equity held by our executive officers, whether acquired pursuant to the exercise of options granted under the MEIP, the settlement of RSUs or purchases. The equity is held pursuant to a nominee arrangement and is generally nontransferable, except that a participant may transfer their rights for estate planning purposes or otherwise as permitted by us. In no event will a transfer be permitted to a competitor. The management stockholders’ agreement provides for drag-along, tag-along and post-termination repurchase and recapture rights, lock-up and other restrictions.

As more fully described above in “—Compensation Changes Related to our IPO”, Mr. White agreed to modifications to the terms of certain of his outstanding equity awards, including the management stockholders’ agreement, which the Company believes overall provide better alignment between the Company and its stakeholders’ (including the Principal Shareholders’) interests and those of Mr. White.

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Fiscal 2018 Grants of Plan-Based Awards Table

The following table sets forth, for each of the Named Executive Officers, the plan-based awards granted during Fiscal 2018.

Name	Grant Date	Modification Date (if applicable)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)		All Other Option Awards: Number of Securities Underlying Options (#)		Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)(1)	Target ($)(1)	Maximum (#)(1)
Mr. White			$—	$2,000,000	$4,000,000
	5/8/2015	6/2018				285,000	(2)				$3,391,500	(2)
	5/8/2015	11/2018				2,233,792	(3)				$37,719,812	(3)
	3/8/2018	—				294,118	(4)				$4,020,593	(4)
Mr. Palmer			$—	$600,000	$1,200,000
	5/8/2015	11/19/2018						200,000	(5)	$10.00	$1,717,800	(5)
	10/11/2018	—				55,463	(6)				$999,998	(6)
Mr. Forrester			$—	$1,215,723	$2,431,446
	5/8/2015	11/19/2018						200,000	(5)	$10.00	$1,717,800	(5)
	3/7/2018	—				78,431	(7)				$1,333,334	(7)
	3/7/2018	8/6/2018				39,216	(8)				$725,490	(8)
Ms. Hay			$53,125	$212,500	$425,000
	9/14/2016	11/19/2018						3,921	(5)	$17.00	$15,923	(5)
	3/7/2018					13,333	(7)				$226,666	(7)
	3/7/2018	8/6/2018				6,667	(8)				$123,334	(8)
	3/7/2018							33,333	(9)	$17.00	$205,465	(9)
	3/7/2018	11/19/2018						16,667	(10)	$17.00	$114,669	(10)
Mr. Soloway			$59,375	$237,500	$475,000
	5/8/2015	11/19/2018						13,334	(5)	$10.00	$114,526	(5)
	1/7/2016	11/19/2018						10,000	(5)	$12.00	$78,720	(5)
	3/31/2017	11/19/2018						13,334	(5)	$17.00	$57,710	(5)
	5/30/2018					16,667	(7)				$283,334	(7)
	5/30/2018	8/6/2018				8,333	(8)				$154,166	(8)

(1)	The amounts reported reflect the threshold, target and maximum annual cash bonus opportunities payable to the Named Executive Officer under the Fiscal 2018 AIP.

(2)

Represents shares underlying awards whose vesting criteria was modified from performance-based to time-based in June 2018. The incremental value attributable to such modification is $11.90 per share, which represents the difference between $17.00, the fair market value of our shares on the modification date, and $5.10, the original grant date value of the awards.

(3)

Represents shares underlying awards originally granted in 2015 as performance-vesting RSUs which were modified in November 2018. 1,340,275 of such RSUs were converted to time-vesting RSUs such that the awards vest in substantially equal annual increments beginning on May 8, 2016 and continuing through May 8, 2021. The performance-vesting criteria of the remaining 893,517 RSUs was modified to provide for the awards to vest in the following proportions if our closing share price for a period of 90 days is at least a certain value, as follows: (1) 25% at $16.70, (2) 37.5% at $19.50, (3) 50% at 22.30, (4) 62.5% at 25.10, (5) 75% at $27.80, (6) 87.5% at $30.60 and (7) 100% at $33.40. The incremental value attributable to the time-vesting RSUs is $17.274 per share, which represents the difference between $18.26, the fair value of our shares on the modification date, and $0.986, the original grant date value of the awards. The incremental value attributable to the modified performance-vesting RSUs is $16.304, which represents the difference between $17.29, the calculated fair value of the awards on the modification date, and $0.986, the original grant date value of the awards.

(4)

Consists of 220,589 time-vesting RSUs and 73,529 performance-vesting RSUs granted with a fair market value of $17.00 per share and $3.68 per share, respectively. The time-vesting RSUs vest in substantially equal installments of 25% over four years, with vesting beginning as of March 15, 2018. The performance-vesting RSUs vest if only upon the occurrence of a liquidity event in which the Principal Shareholders realize a net multiple of money of at least 2.0.

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(5)

Represents the increase in value resulting from the modification of certain MEIP option awards on November 19, 2018. The incremental value attributable to each option is equal to the difference between the original grant date fair value of the applicable option and $9.840, the fair value of such options on the date of modification, as set forth below:

Original Grant Date of Option	Fair Value on Original Grant Date	Fair value on 11/19/2018 (as modified)	Incremental Increase in Value
	(all dollars values on per share basis)
5/8/2015	$1.251	$9.840	$8.589
1/7/2016	$0.878	$8.750	$7.872
9/14/2016	$2.309	$6.370	$4.061
3/31/2017	$2.232	$6.560	$4.328

The options will vest upon the occurrence of a liquidity event or significant cash sale in the event the Principal Shareholders realize a multiple of money that is at least equal to 2.0. As a result of the November 19, 2018 modification, these options will also vest if our average closing share price for a period of 90 days is at least $20.

(6)

RSUs vest in four substantially equal installments over four years, with vesting beginning as of September 6, 2018. The fair market value of the RSUs on the date of Compensation Committee approval was $18.03 per share.

(7)

Represents time-vesting RSUs granted prior to our initial public offering at a fair market value of $17.00. The RSU plan was terminated on August 8, 2018 and such shares will vest and settle by August 6, 2020. Upon the consummation of our IPO, the terms of certain RSUs held by our Named Executive Officers that provided for settlement past vesting were modified to provide for such awards to vest and settle on or before August 6, 2020. The vesting and settlement timeline provides for all then vested RSUs to settle on August 6, 2019. From August 7, 2019 through August 6, 2020 awards will vest per existing vesting terms in individual agreements and settle within 30 days. Any remaining unvested RSUs will then vest and settle on August 6, 2020. The vesting schedule of these RSUs is set forth below. Total amounts may not foot due to rounding.

	Number of RSUs Scheduled to Vest
Vesting Date	Mr. Forrester	Ms. Hay	Mr. Soloway
1/1/2019	19,608	3,333	—
3/8/2019	—	—	4,167
1/1/2020	19,608	3,333	—
3/8/2020	—	—	4,167
8/6/2020	39,216	6,667	8,333

Total	78,431	13,333	16,667

(8)

Represents performance-vesting RSUs granted prior to our initial public offering at an original fair value of $3.68, in the case of RSUs held by Mr. Forrester and Ms. Hay, and $2.00, in the case of RSUs held by Mr. Soloway. On August 6, 2018, the awards were modified to provide for vesting and settlement based on the earlier of: (i) the satisfaction of the original performance criteria (the RSUs will vest upon the occurrence of a liquidity event or significant cash sale in the event the Principal Shareholders realize a multiple of money that is at least equal to 2.0); or (ii) August 6, 2020. The incremental increase in value resulting from such modification is included in the grant date fair value listed above. The incremental value is the difference between $18.50, the fair market value of our shares on the modification date, and the original fair market value of the applicable performance-vesting RSUs.

(9)

Represents time-vesting options granted with a fair market value of $6.16 per share. The options vest in five substantially equal installments of 20% over five years, with vesting beginning as of January 1, 2018.

(10)

Represents performance-vesting options granted prior to our initial public offering at an original fair value of $1.288 which were subsequently modified on November 19, 2018. The options will vest upon the occurrence of a liquidity event or significant cash sale in the event the Principal Shareholders realize a multiple of money that is at least equal to 2.0. As a result of the November 19, 2018 modification, these options will also vest if our average closing share price for a period of 90 days is at least $20. The incremental increase in value resulting from such modification is included in the grant date fair value listed above. The incremental value is the difference between $6.880, the fair value of the options as of the date of modification, and the original fair value of the options.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Fiscal 2018 Outstanding Equity Awards at Year-End Table

The following table sets forth, for each of the Named Executive Officers, the equity awards outstanding as of December 31, 2018.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)		Market Value of Shares or Unit of Stock That Have Not Vested ($)
Mr. White	357,408	89,350	(2)	$10.00	5/8/2025
						2,274,726	(3)	$32,915,285
Mr. Palmer	293,334	306,666	(4)	$10.00	5/8/2025
						55,463	(5)	$802,550
Mr. Forrester	293,334	306,666	(4)	$10.00	5/8/2025
						117,647	(6)	$1,702,354
Ms. Hay	4,182	7,583	(7)	$17.00	9/14/2026
	—	50,000	(8)	$17.00	3/7/2028
						20,000	(6)	$289,400
Mr. Soloway	19,557	20,443	(9)	$10.00	5/8/2025
	12,666	17,334	(10)	$12.00	1/7/2026
	11,556	28,444	(11)	$17.00	3/31/2027
						25,000	(6)	$361,750

(1)	Each RSU award covering ordinary shares was granted pursuant the terms of a written agreement. RSUs granted following our initial public offering were granted pursuant to the Management Plan.

(2)	Consists of time-vesting options which vest on November 5, 2019.

(3)	Consists of RSUs which vest in the following manner:

Number of RSUs	Vesting Date(s) or Criteria
670,137	Three equal installments on May 8, 2019, 2020 and 2021
307,000	November 5, 2019
333,333	Two equal installments on March 16, 2019 and 2020
220,589	Four equal installments beginning on March 15, 2019
670,138	Performance vesting as described in Note 3 to the Fiscal 2018 Grants of Plan-Based Awards Table
73,529	Performance vesting as described in Note 4 to the Fiscal 2018 Grants of Plan-Based Awards Table

(4)	Consists of 106,666 time-vesting options which vest on November 5, 2019 and 200,000 performance-vesting options as described in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 5 thereto.

(5)	Represents time-vesting RSUs granted to Mr. Palmer as set forth in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 6 thereto.

(6)	Consists of time- and performance-vesting RSUs granted to the applicable Named Executive Officer as set forth in the Fiscal 2018 Grants of Plan-Based Awards Table and Notes 7 and 8 thereto.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

(7)

Consists of (i) 3,921 performance-vesting options as described in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 5 thereto, (ii) 2,354 time-vesting options which vest annually in three substantially equal installments beginning on August 1, 2019 and (iii) 1,308 time-vesting options which vest on November 5, 2019.

(8)	Consists of time- and performance-vesting options granted to Ms. Hay as set forth in the Fiscal 2018 Grants of Plan-Based Awards Table and Notes 9 and 10 thereto.

(9)	Consists of 13,334 performance-vesting options as described in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 5 thereto and 7,109 time-vesting options which vest on November 5, 2019.

(10)

Consists of (i) 10,000 performance-vesting options as described in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 5 thereto, (ii) 4,000 time-vesting options which vest annually in two substantially equal installments beginning on September 1, 2019 and (iii) 3,334 time-vesting options which vest on November 5, 2019.

(11)

Consists of (i) 13,334 performance-vesting options as described in the Fiscal 2018 Grants of Plan-Based Awards Table and Note 5 thereto, (ii) 10,666 time-vesting options which vest annually in four substantially equal installments beginning on March 10, 2019 and (iii) 4,444 time-vesting options which vest on November 5, 2019.

Fiscal 2018 Options Exercised and Stock Vested Table

The following table sets forth, for each of the Named Executive Officers, the number of ordinary shares acquired upon the exercise of options and vesting of RSUs during Fiscal 2018, and the aggregate value realized upon the exercise or vesting of such awards.

Name	Option Awards – Number of Shares Acquired on Exercise (#)	Option Awards – Value Realized on Exercise ($)	Stock Awards – Number of Shares Vested (#)		Stock Awards – Value on Vesting ($)
Mr. White	—	—	1,288,184	(1)	$22,993,609	(1)
Mr. Palmer	—	—	—		—
Mr. Forrester	—	—	—		—
Ms. Hay	—	—	785	(2)	$13,342	(2)
Mr. Soloway	—	—	—		—

(1)

Includes 670,138 RSUs vested on November 19, 2018 as a result of such awards being modified from performance-vesting to time-vesting and 223,379 performance shares also vested by agreement on November 19, 2018. The fair market value of the underlying shares on such date was $18.26.

(2)	Represents the vesting of Ms. Hay’s 2016 grants.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Fiscal 2018 Nonqualified Deferred Compensation Table

The following table sets forth Nonqualified Deferred Compensation Arrangements for our Named Executive Officers in 2018.

Name	Executive Contributions in Last Fiscal Year(1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(2)
Mr. White	—	—	—	—	—
Mr. Palmer	—	—	—	—	$651,150
Mr. Forrester	—	—	—	—	$868,200
Ms. Hay	$13,342	—	—	—	$34,048
Mr. Soloway	—	—	—	—	—

(1)	These amounts reflect the fair market value of the portion of the 2016 RSU grant to Ms. Hay that vested monthly in August 2018 based on the fair market value on the date of vesting.

(2)	Aggregate Balance at Last FYE reflects the value of all RSUs based on the December 31, 2018 closing price of $14.47 per share.

Employment Arrangements

Each of the Named Executive Officers is party to certain agreements or arrangements governing their employment, as described below.

Mr. White

DTZ US NewCo, Inc. is party to an employment agreement with Mr. White, effective as of March 16, 2015, and as amended on November 19, 2018 (the “White Amendment”), with a term extending through December 30, 2021. The White Amendment was approved by the Compensation Committee to provide for continued implementation of the Company’s strategy and better continuity of management. To the extent he meets certain continued service requirements, Mr. White will be entitled to a long term incentive award in March of 2021 that is provided generally on the same vesting and other terms as would apply to similar annual long term incentive grants made to other senior executives in that year. In connection with the White Amendment, the vesting of certain of Mr. White’s outstanding RSUs was amended. See “—Changes to Certain Equity Incentive Awards—Modification of Equity Awards Held by Mr. White,” above.

Mr. White’s base salary may not be reduced below $950,000. Mr. White is eligible for a target annual bonus opportunity equal to $2,000,000, based on individual and/or company performance, as determined by the Board. Mr. White’s annual compensation was initially established in connection with Mr. White’s service as our Executive Chairman, and his employment agreement also provided for equity grants made in connection with the acquisition of DTZ and Cassidy Turley by our Principal Shareholders and consistent with that Executive Chairman role and his role in effectuating the transaction. In 2015, Mr. White took over as our CEO, and in connection with that transition as well as the acquisition of Cushman & Wakefield, Mr. White received an additional grant of RSUs. In 2017 and again in November 2018, his overall compensation was reviewed and amended to better reflect market practice and levels for his service as the CEO and as a result, by March 15, 2018, 2019, 2020 and 2021, Mr. White had received or is entitled to receive, as applicable, a grant of RSUs with respect to a number of shares of the Company having a value of at least $5,000,000 on the date of grant. Of these RSUs, other than those that will be granted in 2021 (which will vest on the terms described above), 75% will be subject to the provision of continued services or certain transition obligations in the event he resigns as CEO, and

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25% will vest upon the occurrence of a sale of a significant portion of our ordinary shares held by our Principal Shareholders for cash at a multiple of money of 2.0x, subject to his remaining employed as of such date.

If Mr. White’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), he is entitled to: (i) continued base salary for 24 months, (ii) continued participation in our medical, dental and health plans at his cost until the second anniversary of the termination of his employment and (iii) a pro-rated annual bonus for the year of termination based on actual performance, unless the termination occurs within 12 months prior to or 24 months following a change in control, in which case this pro rata bonus payment will be at least equal to his target annual bonus opportunity. In the event Mr. White’s employment terminates due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. White is subject to certain restrictive covenants, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 24 months thereafter, and (iii) non-disparagement, confidentiality and intellectual property obligations. If Mr. White resigns without good reason at the end of the term, he may continue to receive his then-current base salary and to participate in our medical, dental and health plans at his cost for up to 18 months, subject to his continued compliance with any other obligations he has to us, unless we notify him that we are waiving our rights to enforce the non-competition covenant.

Mr. Palmer

DTZ US NewCo, Inc. is party to an employment agreement with Mr. Palmer, effective as of March 16, 2015, which had an initial term of three years and is subject to automatic one year extensions unless we or Mr. Palmer give notice not to renew. Mr. Palmer’s salary may not be reduced below $600,000. Mr. Palmer is eligible for a target annual bonus opportunity equal to $600,000, based on individual and/or company performance, as determined by the Committee. Further, under the terms of his employment agreement, Mr. Palmer was entitled to receive a retention bonus payment of $1,000,000 on October 1, 2017 as long as he remained employed on that date.

If Mr. Palmer’s employment is terminated by us without cause or if he resigns for good reason (both as defined in the employment agreement), or in the event we elect not to extend the term of his employment with us, he is entitled to: (i) continued base salary for a period of 18 months, (ii) continued participation in our medical, dental and health plans at his cost for a period of 18 months following termination of employment and (iii) a pro-rated annual bonus for the year of termination based on actual performance. If such termination occurs within 6 months prior to or 24 months following a change in control, Mr. Palmer is also entitled to a bonus of $600,000. If Mr. Palmer’s employment is terminated due to his death or disability, in addition to earned salary and benefits, he is entitled to his annual bonus for the year of termination based on actual performance.

Mr. Palmer is subject to certain restrictive covenants set forth in his employment agreement and the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 18 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 18 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Mr. Forrester

The terms of Mr. Forrester’s employment are governed by an employment agreement (the “Forrester Employment Agreement”) with Cushman & Wakefield Debenham Tie Leung Limited. Mr. Forrester’s annual base salary is £465,000 (approximately $628,312) and is subject to annual review. Mr. Forrester is also entitled to participate in the employer’s benefits scheme.

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Under our current severance policy, upon termination (other than for cause), Mr. Forrester is entitled to severance consisting of 18 months’ base salary continuation plus a pro-rated bonus based on actual performance for the year in which he was terminated.

Mr. Forrester is subject to certain restrictive covenants set forth in his employment agreement and the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Ms. Hay

Ms. Hay’s employment is “at will,” although the Company set out the general terms of her employment in an offer letter, effective as of June 10, 2016. Ms. Hay’s annual base salary under her offer letter is $425,000. Ms. Hay is eligible for a target annual bonus opportunity equal to 50% of her base salary, based on satisfaction of assigned goals, as determined by the Committee. Upon termination (other than for cause), Ms. Hay is entitled to severance consisting of 12 months base salary continuation plus a pro-rated bonus based on actual performance for the year in which she was terminated.

Ms. Hay is subject to certain restrictive covenants set forth in the agreements governing her equity awards, including prohibitions on (i) competing with us during her employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during her employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Mr. Soloway

Mr. Soloway’s employment is “at will,” although the Company set out the general terms of his employment in an offer letter, effective as of February 10, 2014. Mr. Soloway is eligible for a target annual bonus opportunity equal to 50% of his base salary, based on satisfaction of assigned goals, as determined by the Committee. Mr. Soloway’s employment is terminable by us or Mr. Soloway at any time on three months’ notice. We may pay Mr. Soloway an amount equal to three months’ base salary in lieu of the notice period. Upon termination (other than for cause), Mr. Soloway is entitled to severance consisting of 12 months base salary continuation plus a pro-rated bonus based on actual performance for the year in which he was terminated.

Mr. Soloway’s base salary is $475,000. Mr. Soloway is eligible for a target annual bonus opportunity equal to $237,500, based on individual and/or company performance, as determined by the Committee.

Mr. Soloway is subject to certain restrictive covenants set forth in the agreements governing his equity awards, including prohibitions on (i) competing with us during his employment with us and for a period of 12 months thereafter, (ii) soliciting or hiring our customers or employees during his employment with us and for a period of 12 months thereafter and (iii) non-disparagement, confidentiality and intellectual property obligations.

Potential Payments upon Termination or Change in Control

The Named Executive Officers are eligible to receive certain severance payments and benefits under their employment and equity grant agreements or our Severance Plan in connection with a termination of employment under various circumstances and/or a change in control.

The table below provides an estimate of the value of such payments and benefits assuming that a qualifying termination of employment and, as applicable, a change in control, occurred on December 31, 2018, and assuming a share price of $14.47 per share, the closing price of the ordinary shares on such date. The actual

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

amounts that would be paid or distributed to the Named Executive Officers as a result of one of the termination events occurring in the future will depend on factors such as the date of termination, the manner of termination and the terms of the applicable agreements in effect at such time, which could differ materially from the terms and amounts described here.

Potential Payments and Benefits upon Termination of Employment or Change in Control Table

Triggering Event(1)	Mr. White(2)(8)	Mr. Palmer(3)(7)	Mr. Forrester(4)(7)	Ms. Hay(5)(7)	Mr. Soloway(6)(7)
Termination without Cause or for Good Reason Not in Connection With Change in Control
Base Salary	$1,900,000	$900,000	$942,468	$425,000	$475,000
Annual Bonus	$3,066,600	$919,980	$1,864,068	$325,826	$364,159
Accelerated Vesting of Stock Options	$399,395	$357,600	—	—	—
Accelerated Vesting of Restricted Share Unit Awards	$11,186,654	$802,550	—	—	—
Health and Welfare Benefits	$26,821	$10,986	$4,583	$18,901	$13,477
TOTAL	$16,579,470	$2,991,116	$2,811,119	$769,727	$852,636
Termination without Cause or for Good Reason in Connection With Change in Control
Base Salary	$1,900,000	$900,000	$942,468	$425,000	$475,000
Annual Bonus	$3,066,600	$919,980	$1,864,068	$325,826	$364,159
Accelerated Vesting of Stock Options	$399,395	$1,370,797	$1,370,797	$—	$134,195
Accelerated Vesting of Restricted Share Unit Awards	$25,565,021	$802,550	$1,702,354	$289,400	$361,750
Health and Welfare Benefits	$26,821	$10,986	$4,583	$18,901	$13,477
TOTAL	$30,957,837	$4,004,313	$5,884,270	$1,059,127	$1,348,581
Death or Disability
Base Salary	—	—	—	—	—
Annual Bonus	$3,066,600	$919,980	$1,864,068	$325,826	$364,159
Accelerated Vesting of Restricted Share Unit Awards	—	$802,550	—	—	—
TOTAL	$3,066,600	$1,722,530	$1,864,068	$325,826	$364,159

(1)

The calculations presented in this table illustrate the estimated payments and benefits that would have been paid to each of the Named Executive Officers had their employment been terminated on December 31, 2018 for each of the following reasons: a termination of employment without “cause” or a termination of employment by a Named Executive Officer for “good reason” (including following a change in control of DTZ Jersey Holdings Limited) or the individual’s death or disability.

(2)

For purposes of this analysis, Mr. White’s compensation is assumed to be as follows: base salary equal to $950,000 and outstanding unvested options subject to time-based vesting requirements to purchase 89,350 ordinary shares which are subject to acceleration in the event of a termination event. In the event of his death or disability, Mr. White is eligible to receive a pro rata portion of his target annual cash bonus opportunity for the year of his death or disability, based on our actual performance for the year.

(3)

For purposes of this analysis, Mr. Palmer’s compensation is assumed to be as follows: base salary equal to $600,000 and outstanding unvested options subject to time-based vesting requirements to purchase 106,666 ordinary shares, of which 20% of his original grant, or 80,000 options, would accelerate in the absence of a change in control; all unvested options held by Mr. Palmer would vest in the event of a qualifying termination following a change in control. Includes the vesting of 200,000 options which would only vest if such change of control constitutes a “liquidity event” in accordance with the applicable documents governing such awards. In the event of his death or disability, Mr. Palmer is eligible to receive a pro rata portion of his target annual cash bonus opportunity for the year of his death or disability, based on our actual performance for the year.

(4)

For purposes of this analysis, Mr. Forrester’s compensation is assumed to be as follows: base salary equal to $628,312 and 117,647 unvested RSUs and 306,666 unvested in-the-money options subject to vesting in the event of a qualifying termination following a change of control. Includes the vesting of 39,216 RSUs and 200,000 options which would only vest if such change of control constitutes a “liquidity event” in accordance with the applicable documents governing such awards. Base salary and health and welfare amounts are converted from GBP to USD at a rate of $1.3508/GBP.

(5)

For purposes of this analysis, Ms. Hay’s compensation is assumed to be as follows: base salary equal to $425,000 and 20,000 unvested RSUs which vest in the event of a qualifying termination following a change of control. Includes the vesting of 6,667 RSUs which would only vest if such change of control constitutes a “liquidity event” in accordance with the applicable documents governing such awards.

(6)

For purposes of this analysis, Mr. Soloway’s compensation is assumed to be as follows: base salary equal to $475,000 and 25,000 unvested RSUs and 37,777 unvested in-the-money options subject to vesting in the event of a qualifying termination following a change

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in control. Includes the vesting of 8,333 RSUs and 23,334 options which would only vest if such change of control constitutes a “liquidity event” in accordance with the applicable documents governing such awards.

(7)

Pursuant to the MEIP, 100% of unvested options subject to time-based vesting conditions shall vest upon a termination without cause or for good reason within the two year period following a change in control.

(8)

No termination of Mr. White’s employment is required for these awards to vest, subject to any applicable performance criteria, in the event of a liquidity event. These calculations assume that the change in control constitutes a liquidity event and achievement of the highest level of performance. In the absence of a liquidity event, only 307,000 time-based RSUs would vest upon a change in control. Additionally, 716,093 time-based RSUs vest in conjunction with a “Qualifying Resignation.”

Director Compensation Program

In connection with our initial public offering, we adopted a compensation program for the non-employee members of our board of directors who are also not employees of our Principal Shareholders. This annual compensation program consists of the following elements:

Type of Compensation	Base Retainer	Additional Retainer Payable to Committee Chair
Annual board member retainer	$75,000	n/a
Audit Committee member	$10,000	$15,000
Compensation Committee member	$10,000	$15,000
Nominating and Corporate Governance Committee member	$5,000	$10,000

In addition, the non-employee members of our board of directors who are also not employees of our Principal Shareholders are also eligible to receive annual RSU awards with a grant date value of $145,000, which will vest in full on the earlier of first anniversary of the date of grant or the annual shareholder meeting. The amounts paid as compensation to such directors during Fiscal 2018 are set forth below:

Name	Fees Earned or Paid in Cash(1)(2)	Equity Awards(2)	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Jonathan Coslet	—	—	—	—	—
Timothy Dattels	—	—	—	—	—
Qi Chen	—	—	—	—	—
Lincoln Pan	—	—	—	—	—
Rajeev Ruparelia	—	—	—	—	—
Billie Williamson	$50,000	$132,917	—	—	$182,917
Jodie McLean	$13,764	$96,672	—	—	$110,436
Michelle MacKay	$6,929	$84,576	—	—	$91,505

(1)	Represents the fees earned by each director for board service in 2018.

(2)	In accordance with our non-employee director compensation policy, cash and equity awards provided to non-employee directors are prorated to reflect the number of days worked in the fiscal year.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

PRINCIPAL AND SELLING SHAREHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on 216,597,244 ordinary shares outstanding as of January 31, 2019. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each shareholder identified in the table possesses sole voting and investment power over all ordinary shares shown as beneficially owned by the shareholder.

For further information regarding material transactions between us and certain of our shareholders, see “Certain Relationships and Related Party Transactions.”

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of for:

●	each person or group who is known by us to own beneficially more than 5% of our outstanding ordinary shares, including selling shareholders;

●	each of our named executive officers, including a selling shareholder;

●	each of our directors; and

●	all of our executive officers and directors as a group.

Unless otherwise noted, the address of each beneficial owner is c/o Cushman & Wakefield, 225 West Wacker Drive, Chicago, Illinois 60606.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	Prior to this Offering		Shares Offered Hereby if Underwriters do not Exercise their Option to Purchase Additional Shares	After this Offering
	Shares Beneficially Owned			Shares Beneficially Owned (if Underwriters do not Exercise their Option to Purchase Additional Shares)			Shares Beneficially Owned (if Underwriters Exercise their Option to Purchase Additional Shares)
Name and Address of Beneficial Owner	Number	Percent		Number	Percent		Number	Percent
5% Stockholders
TPG Funds(1)	68,440,319	31.6%
Funds affiliated with PAG Asia Capital(2)	51,478,483	23.8
Ontario Teachers’ Pension Plan Board(3)	17,982,305	8.3
Named Executive Officers and Directors:
Brett White(4)	1,272,828	*			*			*
Duncan Palmer(5)	368,334	*	—	368,334	*		368,334	*
Brett Soloway(6)	106,446	*	—	106,446	*		106,446	*
John Forrester(7)	353,334	*	—	353,334	*		353,334	*
Michelle Hay(8)	10,849	*	—	10,849	*		10,849	*
Jonathan Coslet	—	—	—	—	—		—	—
Timothy Dattels	—	—	—	—	—		—	—
Qi Chen	—	—	—	—	—		—	—
Lincoln Pan	—	—	—	—	—		—	—
Michele MacKay	—	—	—	—	—		—	—
Jodie McLean	—	—	—	—	—		—	—
Rajeev Ruparelia	—	—	—	—	—		—	—
Billie Williamson	—	—	—	—	—		—	—
All Executive Officers and Directors as a group (14 Persons)(9)	2,141,203	1.0%				%			%

*	Represents beneficial ownership of less than 1%.

(1)

The TPG Funds (as defined below) beneficially own depositary receipts representing an aggregate of 68,440,319 ordinary shares (the “TPG Shares”), of which 46,732,479 are held by TPG Drone Investment, L.P., a Cayman limited partnership, and 20,339,034 are held by TPG Drone Co-Invest, L.P., a Cayman limited partnership (together, the “TPG Funds”). In addition, the TPG Funds in the aggregate hold 49.63% of the partnership interests in each of DTZ Investment Holdings LP and DTZ Investment Holdings GenPar LLP (“DTZ GenPar”), the general partner of Holdings LP. DTZ GenPar, acting as general partner of Holdings LP, holds depositary receipts representing 2,758,022 ordinary shares of the Company for the benefit of the limited partners of Holdings LP (the TPG Funds, PAG Asia Capital and Ontario Teachers’ Pension Plan Board). The general partner of each of the TPG Funds is TPG Asia Advisors VI, Inc., a Delaware corporation (“TPG Asia Advisors VI”). David Bonderman and James G. Coulter are sole shareholders of TPG Asia Advisors VI and may therefore be deemed to be the beneficial owners of the TPG Shares. Messrs. Bonderman and Coulter disclaim beneficial ownership of the TPG Shares except to the extent of their pecuniary interest therein. The address of each of TPG Asia Advisors VI and Messrs. Bonderman and Coulter is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, TX 76102.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

(2)

PAG Asia Capital beneficially owns depositary receipts representing an aggregate of 51,478,483 ordinary shares (the “PAG Asia Capital Shares”), 50,448,914 of which are held by PAGAC Drone Holding I LP, a Cayman limited partnership (“PAGAC Drone LP”) and the remainder of the shares reported as beneficially owned are held by DTZ GenPar. PAGAC Drone LP holds 37.33% of the partnership interests in each of Holdings LP and DTZ GenPar. DTZ GenPar, acting as general partner of Holdings LP, holds depositary receipts representing 2,758,022 ordinary shares of the Company for the benefit of the limited partners of Holdings LP. The general partner of PAGAC Drone LP is PAGAC Drone Holding GP I Limited, a Cayman exempted limited company. As directors of PAGAC Drone Holding GP I Limited, Messrs. Jon Robert Lewis, David Jaemin Kim and Noel Walsh and Ms. Tamara Williams have been delegated, in accordance with certain proxy voting guidelines, the authority to implement voting decisions and the authority to implement disposition decisions with respect to shares indirectly held by PAGAC Drone Holding GP I Limited, including the Company’s 51,478,483 ordinary shares. Each of Messrs. Lewis, Kim and Walsh and Ms. Williams expressly disclaims beneficial ownership of such shares. The correspondence address of PAGAC Drone Holding GP I Limited is 32/F, AIA Central, 1 Connaught Road Central, Hong Kong.

(3)

Represents depositary receipts representing 17,622,658 ordinary shares owned by OTPP, and 359,647 shares held through DTZ GenPar. OTPP indirectly holds 13.04% of the partnership interests in each of Holdings LP and DTZ GenPar. DTZ GenPar, acting as general partner of Holdings LP, holds depositary receipts representing 2,758,022 ordinary shares of the Company for the benefit of the limited partners of Holdings LP. The President and Chief Executive Officer of OTPP has delegated to each of Mr. Andrew Taylor and Mr. Rajeev Ruparelia the authority to implement disposition decisions with respect to shares held by OTPP; however, approval of such decisions is made by senior personnel within the private capital group of OTPP in accordance with internal portfolio guidelines. Voting decisions are made by personnel within the public equities group of OTPP in accordance with internal proxy voting guidelines. As such, each of Messrs. Taylor and Ruparelia expressly disclaims beneficial ownership of such shares. The address of OTPP is 5650 Yonge Street, Toronto, Ontario M2M 4H5.

(4)	Includes 282,558 ordinary shares to be issued upon exercise of fully-vested options and 221,813 restricted stock units that vest within 60 days of January 31, 2019.

(5)

Includes an aggregate 293,334 ordinary shares to be issued upon exercise of fully-vested options and options that vest within 60 days of January 31, 2019. The shares and options are held of record by the Duncan Palmer Revocable Trust U/A/D 10/16/17 of which Mr. Palmer is the trustee.

(6)	Includes an aggregate of 43,779 ordinary shares to be issued upon exercise of fully-vested options and 2,667 options that vest within 60 days of January 31, 2019.

(7)	Includes an aggregate of 293,334 ordinary shares to be issued upon exercise of fully-vested options.

(8)	Represents ordinary shares to be issued upon exercise of fully-vested options that vest within 60 days of January 31, 2019.

(9)	Includes an aggregate 1,148,334 ordinary shares to be issued upon exercise of fully-vested options and options and restricted stock units that vest or settle within 60 days of January 31, 2019.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of material provisions of various transactions we have entered into with our executive officers, board members or 5% or greater shareholders and their affiliates since January 1, 2016. We believe the terms and conditions in these agreements are reasonable and customary for transactions of these types.

Pursuant to our written related party transaction policy, the audit committee of the board of directors is responsible for evaluating each related party transaction and making a recommendation to the disinterested members of the board of directors as to whether the transaction at issue is fair, reasonable and within our policy and whether it should be ratified and approved. The audit committee, in making its recommendation, considers various factors, including the benefit of the transaction to us, the terms of the transaction and whether they are at arm’s-length and in the ordinary course of our business, the direct or indirect nature of the related person’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. The audit committee reviews, at least annually, a summary of our transactions with our directors and officers and with firms that employ our directors, as well as any other related person transactions.

Restructuring

In connection with our initial public offering, the shareholders of DTZ Jersey Holdings Limited exchanged their shares of DTZ Jersey Holdings Limited for newly issued shares in Cushman & Wakefield Limited. Following the Share Exchange, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales named Cushman & Wakefield plc. Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares, which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and RSUs.

Registration Rights Agreement

In connection with the closing of our initial public offering, we entered into a registration rights agreement with the Principal Shareholders and Vanke Service (the “Registration Rights Agreement”). The Registration Rights Agreement provides the Principal Shareholders with demand rights and the Principal Shareholders and Vanke Service with shelf registration rights. In addition, the Registration Rights Agreement provides the Principal Shareholders and Vanke Service with piggyback registration rights on any registration statement, other than on Forms S-4, S-8 or any other successor form, to be filed by the Company. These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of ordinary shares to be included in a registration statement and our right to delay a registration statement under certain circumstances.

Under the Registration Rights Agreement, we have agreed to pay certain expenses related to any such registration and to indemnify the Principal Shareholders and Vanke Service against certain liabilities that may arise under the Securities Act.

The Registration Rights Agreement provides that the parties thereto irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the Registration Rights Agreement to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the Registration Rights Agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the Registration Rights Agreement, by a court of the State of New York or a federal court, which have exclusive jurisdiction over matters arising under the Registration Rights Agreement,

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applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the Registration Rights Agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the Registration Rights Agreement.

No condition, stipulation or provision of the Registration Rights Agreement serves as a waiver by any party to the Registration Rights Agreement or by us of compliance with any provision of the federal securities laws. The Registration Rights Agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered hereby. As a result, the waiver of jury trial provision in the Registration Rights Agreement does not apply to investors in this offering or the ordinary shares offered in this transaction. Purchasers of ordinary shares in the public secondary market will not be subject to the Registration Rights Agreement.

Arrangements with Certain Shareholders

In connection with the closing of our initial public offering, we entered into a Shareholders’ Agreement with the Principal Shareholders (the “Shareholders’ Agreement”).

The Shareholders’ Agreement provides that the Principal Shareholders have certain nomination rights to designate candidates for nomination to our board of directors. Subject to any restrictions under applicable law or the NYSE rules, each of TPG and PAG also has the ability to appoint one director to each board committee, and OTPP has the ability to appoint a director to the nominating and corporate governance committee.

As set forth in the Shareholders’ Agreement, for so long as each of TPG and PAG own at least 7.5% of our total ordinary shares outstanding as of the closing of our initial public offering, TPG and PAG will each be entitled to designate for nomination two of the seats on our board of directors. Thereafter, each of TPG and PAG will be entitled to designate for nomination one director so long as they each own at least 2.5% of our total ordinary shares outstanding as of the closing of our initial public offering. Further, for so long as OTPP owns at least 2.5% of our total ordinary shares outstanding as of the closing of our initial public offering, it will be entitled to designate for nomination one director on our board of directors.

In addition, the Principal Shareholders jointly have the right to designate for nomination one additional director (the “Joint Designee”), who must qualify as independent under the rules and must meet the independence requirements of Rule 10A-3 of the Exchange Act, so long as they collectively own at least 50% of our total ordinary shares outstanding as of the closing of our initial public offering. However, if the Principal Shareholders collectively own at least 50% of our total ordinary shares outstanding as of the closing of our initial public offering and any individually owns less than 2.5% of our total ordinary shares outstanding as of the closing of our initial public offering, then the Joint Designee shall be designated for nomination solely by the entities that own more than 2.5% of our total ordinary shares outstanding as of the closing of our initial public offering.

We are required, to the extent permitted by applicable law, to take all necessary action (as defined in the Shareholders’ Agreement) to cause the board of directors and each board committee to include certain persons designated by the Principal Shareholders in the slate of director nominees recommended by the board of directors for election by the shareholders and solicit proxies and consents in favor of such director nominees. Subject to the terms of the Shareholders’ Agreement, each Principal Shareholder agrees to vote its shares in favor of the election of the director nominees designated by each of the Principal Shareholders.

In accordance with the Shareholders’ Agreement, TPG nominated Mr. Coslet and Mr. Dattels, PAG nominated Mr. Pan and Ms. Chen and OTPP nominated Mr. Ruparelia to our board of directors. The Principal Shareholders nominated Ms. McLean to our board as Joint Designee.

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In the case of a vacancy on our board of directors created by the removal or resignation of a director designated by any of the Principal Shareholders, the Shareholders’ Agreement requires us to nominate an individual designated by such entity for election to fill the vacancy.

The Shareholders’ Agreement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the Shareholders’ Agreement against us to the fullest extent permitted by applicable law. No condition, stipulation or provision of the Shareholders’ Agreement serves as a waiver by any party thereto of compliance with or any rights under any provision of the federal securities laws. The Shareholders’ Agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered by the Principal Shareholders in the future in the public secondary market.

We have also entered into a shareholder’s agreement with Vanke Service in connection with the Concurrent Private Placement (the “Vanke Shareholder’s Agreement”). The Vanke Shareholder’s Agreement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the Vanke Shareholder’s Agreement to the fullest extent permitted by applicable law. No condition, stipulation or provision of the Vanke Shareholder’s Agreement serves as a waiver by any party thereto of compliance with or any rights under any provision of the federal securities laws. The Vanke Shareholder’s Agreement governs the relationship with Vanke Service and does not apply to investors in this offering or to any ordinary shares offered by Vanke Service in the future in the public secondary market.

In addition, the purchase agreement for the Concurrent Private Placement provides that the parties thereto irrevocably submit to mandatory arbitration in any legal proceeding arising out of or relating to the purchase agreement, but does not apply to ongoing compliance with federal securities laws. To our knowledge, a waiver of federal securities law claims may not be enforceable. No condition, stipulation or provision of the purchase agreement serves as a waiver by us of compliance with or any rights of Vanke Service under any provision of the federal securities laws. The purchase agreement governs the relationship with Vanke Service and does not apply to investors in this offering or to any ordinary shares offered in the future by Vanke Service in the public secondary market.

Directors

In connection with our initial public offering, we adopted a compensation program for the non-employee members of our board of directors who are also not employees of our Principal Shareholders. For additional information on the compensation provided to our board of directors, see “Compensation Discussion and Analysis—Director Compensation.”

Certain Relationships

From time to time, we do business with other companies affiliated with the Principal Shareholders. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arms-length basis.

Management Services Agreement

Prior to the closing of our initial public offering, TPG and PAG provided management and transaction advisory services to the Company pursuant to a management services agreement. For the years ended December 31, 2018, 2017 and 2016, the Company paid $1.1 million, $0.9 million and $0.7 million of transaction advisory fees related to integration and financing activities. Additionally, the Company paid an annual fee of $4.3 million, payable quarterly, for management advisory services. The management services agreement terminated at the closing of our initial public offering. Upon termination, we paid a one-time termination fee of $11,930,000. Of this amount, TPG received $6,809,000 and PAG received $5,121,000. In addition, in order to maintain proportionate economics, OTPP is entitled to receive a distribution from Holdings LP of $3,252,000, which will be payable with proceeds from the sale of ordinary shares by Holdings LP in this offering.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Deeds of Indemnification

In connection with our initial public offering, we entered into deeds of indemnification with each of our directors and executive officers. Pursuant to these agreements, we agree to indemnify these individuals to the fullest extent permissible under English law against liabilities arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of his or her powers, duties or responsibilities as a director or officer, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director. We also agree to use all reasonable endeavors to provide and maintain appropriate directors’ and officers’ liability insurance to the fullest extent permissible under English law (including ensuring that premiums are properly paid) for their benefit for so long as any claims may lawfully be brought against them.

Charter of Aircraft

In the ordinary course of our business, we occasionally charter private aircrafts from unaffiliated air charter companies. Brett White, our Executive Chairman and CEO, owns an aircraft which is managed by an independent air charter company unaffiliated with both Mr. White and us. We occasionally charter the aircraft owned by Mr. White from this company. The aircraft in the air charter company’s fleet, including the aircraft owned by Mr. White, are available to third parties for charter based upon fee schedules established by the air charter company, with the fees dependent primarily upon the type and size of the aircraft utilized and the duration of the flight. In addition to other authorizations for use of aircraft, our board has approved the charter of Mr. White’s aircraft for business use for up to 200 flight hours at prevailing prices, which are approximately $6,000 per hour. Because the air charter company establishes the prices and fees for the use of the aircraft in its fleet, Mr. White does not receive any greater benefit from our charter of the aircraft owned by him than he does from any other third party charter of his aircraft. The use of charter aircraft by Company personnel is governed by our aircraft use policy and is approved by our board of directors.

Non-employee director appointment letters

In connection with our initial public offering, we entered into letters of appointment with each of our non-employee directors. These letters set forth the main terms on which each of our non-employee directors serve on our board of directors. Continued appointment under the letter is contingent on continued satisfactory performance, re-nomination by the nominating and corporate governance committee and approval of the board of directors, re-election by the shareholders and any relevant statutory provisions and provisions of our articles of association relating to removal of a director.

Depositary Receipt Arrangements

Prior to our initial public offering, a nominee of Holdings LP and a nominee of the other equity owners of DTZ Jersey Holdings Limited, received depositary receipts, each representing one ordinary share in Cushman & Wakefield Limited, in consideration for their equity in DTZ Jersey Holdings Limited, at a ratio of one of Cushman & Wakefield Limited’s ordinary shares for each share of DTZ Jersey Holdings Limited. The depositary receipts were issued by Computershare Trust Company, N.A., as depositary (the “Depositary”), and a nominee for the Depositary (the “Depositary Nominee”) is the registered holder of Cushman & Wakefield Limited’s ordinary shares issued in exchange for the shares of DTZ Jersey Holdings Limited.

The depositary receipts arrangement was established because, as a result of restrictions on transfer on certain of the Cushman & Wakefield Limited ordinary shares concerned, those ordinary shares could not be issued directly into DTC at the time of the initial public offering. The use of the Depositary allows for the ordinary shares to be held in the Depositary initially and subsequently transferred into DTC without the

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

application of U.K. stamp duty or SDRT, provided certain conditions are met. The depositary receipts are not registered or listed on any stock exchange, are not currently eligible for deposit and clearing in DTC, and no trading market for them is expected to develop. Instead, subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts may request of the Depositary that all or a portion of their depositary receipts be cancelled in order to effectuate a transfer of the ordinary shares underlying such depositary receipts to Cede & Co., as nominee/custodian for DTC, which will hold the transferred ordinary shares on its customary terms, in order to settle trades of such ordinary shares (in the public market or otherwise), or to otherwise hold or transfer such shares through and within the DTC clearance system.

Subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts are generally entitled to the same rights as a direct holder of ordinary shares in Cushman & Wakefield plc or an investor holding book-entry interests in ordinary shares in Cushman & Wakefield plc through the DTC clearance system. The deposit agreement governing the depositary receipts representing our ordinary shares provides that holders of depositary receipts irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement.

No condition, stipulation or provision of the deposit agreement or depositary receipts serves as a waiver by any holder or beneficial owner of depositary receipts or by us or the depositary of compliance with any provision of the federal securities laws. The deposit agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the ordinary shares offered hereby. As a result, the waiver of jury trial provision in the deposit agreement does not apply to investors in this offering or the ordinary shares offered in this transaction. In order to conduct resales in the public market, holders of depositary receipts will need to exchange their depositary receipts for ordinary shares and such ordinary shares will not be subject to the deposit agreement.

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DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our articles of association. This summary does not purport to give a complete overview and may not contain all of the information that is important to you. To understand them fully, you should read our articles of association, a copy of which is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the U.K. Companies Act 2006 as in force at the closing of this offering. The summary below also contains certain information regarding the manner in which existing shares in Cushman & Wakefield plc are held.

As of January 31, 2019 we had issued and outstanding 216,597,244 of our ordinary shares held by shareholders of record. As of January 31, 2019 we also had outstanding options to purchase 4,748,634 of our ordinary shares, at a weighted average exercise price of $11.33 per share, and outstanding share-settled RSUs to receive up to 9,083,253 of our ordinary shares.

As of January 31, 2019, we had two holders of record of our ordinary shares. As of January 31, 2019, 164,351,064 of our ordinary shares were held as depositary receipts through nominee arrangements, as described further under “Related Party Transactions—Depositary Receipt Arrangements,” and the remainder of our ordinary shares were held by Cede & Co., as nominee for DTC.

Ordinary Shares

Dividend Rights

Subject to preferences that may apply to preferred ordinary shares outstanding at the time, holders of outstanding ordinary shares will be entitled to receive dividends out of profits legally available for that purpose (as stated in its accounts that are deemed to be relevant accounts for the purposes of the U.K. Companies Act 2006) at the times and in the amounts as our board of directors may determine from time to time. In addition, the Company may only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than such aggregate amount.

The articles of association permit the Company, by passing an ordinary resolution, to declare dividends. A declaration must not be made unless the Directors have first made a recommendation as to the amount of the dividend. The dividend must not exceed that amount. In addition, the Directors may decide to pay interim dividends.

All dividends are declared and paid according to the amounts paid up on the shares in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date of declaration of such dividend shall be forfeited and shall revert to us. In addition, the payment by our board of directors of any unclaimed dividend, interest or other sum payable on or in respect of an ordinary share into a separate account shall not constitute us as a trustee in respect thereof.

Voting Rights

Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders. Holders of ordinary shares shall have no cumulative voting rights. None of our shareholders will be entitled to vote at any general meeting or at any separate class meeting in respect of any share unless all calls or other sums payable in respect of that share have been paid. The directors may from time to time make calls on shareholders in respect of any amounts unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days’ notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

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Preemptive Rights

There are no rights of preemption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory preemption rights under the U.K. Companies Act 2006 in respect of the allotment of new shares as described in “—Differences in corporate law—Preemptive rights.” These statutory pre-emption rights would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied only by way of a special resolution or under the articles of association. Such authority can only be granted, from time to time, for a specified period (not longer than five years).

Conversion or Redemption Rights

Our ordinary shares are neither convertible nor redeemable.

Liquidation Rights

Holders of ordinary shares are entitled to participate in any distribution of assets upon a liquidation after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred ordinary shares then outstanding.

Variation of Rights

The rights or privileges attached to any class of shares may (unless otherwise provided by the terms of the issue of the shares of that class) be varied or abrogated by a special resolution passed at a general meeting of the shareholders of that class.

Capital Calls

Our board of directors has the authority to make calls upon the shareholders in respect of any money unpaid on their shares and each shareholder shall pay to us as required by such notice the amount called on its shares. If a call remains unpaid after it has become due and payable, and the 14 days’ notice provided by our board of directors has not been complied with, any share in respect of which such notice was given may be forfeited by a resolution of our board of directors. None of our ordinary shares to be sold in this offering will be subject to a capital call.

Transfer of Shares

Our share register is maintained by our transfer agent, Computershare Trust Company, N.A. Registration in this share register is determinative of share ownership. A shareholder who holds our shares through The Depository Trust Company, or DTC, is not the holder of record of such shares. Instead, the depositary (for example, Cede & Co., as nominee for DTC) or other nominee is the holder of record of such shares. Accordingly, a transfer of shares from a person who holds such shares through DTC to a person who also holds such shares through DTC will not be registered in our official share register, as the depositary or other nominee will remain the record holder of such shares. The directors may decline to register a transfer of a share that is:

●	not fully paid or on which we have a lien;

●	not lodged duly stamped at our registered office or at such other place as the directors may appoint, except where uncertificated shares are transferred without a written instrument;

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●

not accompanied by the certificate of the share to which it relates or such other evidence reasonably required by the directors to show the right of the transferor to make the transfer, except where a certificate has not been issued;

●	in respect of more than one class of share; or

●	in the case of a transfer to joint holders of a share, the number of joint holders to whom the share is to be transferred exceeds four.

Limitations on Ownership

Under English law and our articles of association, there are no limitations on the right of non-residents of the United Kingdom or owners who are not citizens of the United Kingdom to hold or vote our ordinary shares.

Listing

Our ordinary shares are listed on the NYSE under the trading symbol “CWK.”

Preferred Ordinary Shares

Our board of directors may, from time to time, following an ordinary resolution of the ordinary shareholders granting authority to the directors to allot shares and special resolution of the ordinary shareholders to amend the articles of association (and disapply pre-emption rights, if not already disapplied), direct the issuance of preferred ordinary shares in series and may, at the time of issuance, determine the designations, powers, preferences, privileges, and relative participating, optional or special rights as well as the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the ordinary shares. Satisfaction of any dividend preferences of outstanding preferred ordinary shares would reduce the amount of funds available for the payment of dividends on ordinary shares. Holders of preferred ordinary shares may be entitled to receive a preference payment in the event of our liquidation before any payment is made to the holders of ordinary shares. As of the date of this offering, there are no preferred ordinary shares outstanding, and we have no present intention to issue any preferred ordinary shares.

Registration Rights

Pursuant to the Registration Rights Agreement, the Principal Shareholders and Vanke Service have, in certain circumstances, certain customary rights to request the registration of their ordinary shares and piggyback registration rights. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If the Principal Shareholders or Vanke Service sell a large number of ordinary shares, the market price of our ordinary shares could decline. See “Certain Relationships and Related Party Transactions” for a more detailed description of these registration rights.

Articles of Association and English Law Considerations

Directors

Number. Unless and until we, in a general meeting of our shareholders, otherwise determine, the number of directors shall not be more than eleven and shall not be less than five.

Borrowing powers. Under our directors’ general power to manage our business, our directors may exercise all the powers of the Company to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

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Directors’ interests and restrictions. The following discussion should be read in conjunction with “Certain Relationships and Related Party Transactions.”

(a)

Our board of directors may, in accordance with our articles of association and the requirements of the U.K. Companies Act 2006, authorize a matter proposed to us that would, if not authorized, involve a breach by a director of his duty under section 175 of the U.K. Companies Act 2006 to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests. A director is not required, by reason of being a director, to account to the Company for any remuneration or other benefit that he or she derives from a relationship involving a conflict of interest or possible conflict of interest which has been authorized by our board of directors.

(b)

Provided that he or she has disclosed to the directors the nature and extent of any material interest, a director may be a party to, or otherwise interested in, any transaction, contract or arrangement with us and he or she may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in any body corporate promoted by the Company or in which the Company is otherwise interested and that director shall not, by reason of his or her office, be accountable to the Company for any benefit that he or she derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be required to be avoided because of any such interest or benefit.

(c)

A director shall not vote at a meeting of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or she has an interest that (together with any person connected with him or her within the meaning of section 252 of the U.K. Companies Act 2006) is to his or her knowledge a material interest, other than (i) an interest in shares or debentures or other securities of the Company, (ii) where permitted by the terms of any authorization of a conflict of interest or by an ordinary resolution or (iii) in the circumstances set out in paragraph (d) below, and shall not be counted in the quorum at a meeting with respect to any resolution on which he or she is not entitled to vote.

(d)

A director shall (in the absence of some material interest other than those indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters:

(i)	the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or her at the request of or for the benefit of us or any of our subsidiaries;

(ii)

the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiaries for which he or she has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii)

any proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiaries for subscription or purchase or exchange in which offer he or she is or will be interested as a participant in the underwriting or sub-underwriting of such offer;

(iv)

any proposal concerning any other company in which he or she is interested, directly or indirectly and whether as an officer or shareholder or otherwise, provided that he or she (together with persons connected with him or her) does not to his or her knowledge hold an interest in shares representing one percent or more of the issued shares of any class of such company (or of any third company through which his or her interest is derived) or of the voting rights available to shareholders of the relevant company;

(v)	any proposal concerning the adoption, modification or operation of a pension, superannuation fund or retirement, death or disability benefits scheme or an employees’ share scheme under

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

which he or she may benefit and which relates to our employees and/or directors and does not accord to such director any privilege or benefit not generally accorded to the persons to whom such scheme relates;

(vi)	any proposal under which he or she may benefit concerning the giving of indemnities to our directors or other officers which the directors are empowered to give under our articles of association;

(vii)

any proposal under which he or she may benefit concerning the purchase, funding and/or maintenance of insurance for any of our directors or other officers that the directors are empowered to purchase, fund or maintain under our articles of association; and

(viii)	any proposal under which he or she may benefit concerning the provision to directors of funds to meet expenditures in defending proceedings.

(e)

Where proposals are under consideration to appoint two or more directors to offices or employment with us or with any company in which we are interested or to fix or vary the terms of such appointments, such proposals may be divided and considered in relation to each director separately and in such case each of the directors concerned (if not prohibited from voting under paragraph (d)(iv) above) shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his or her own appointment.

(f)

If any question shall arise at any meeting as to the materiality of a director’s interest or as to the entitlement of any director to vote and such question is not resolved by his agreeing voluntarily to abstain from voting, such question shall be referred to the chairman of the meeting and his or her ruling in relation to any director shall be final and conclusive except in a case where the nature or extent of the interests of the director concerned have not been disclosed fairly.

Remuneration. The following discussion should be read in conjunction with “Compensation Discussion and Analysis—Director Compensation.”

(a)

Each of the directors may (in addition to any amounts payable under paragraph (b) and (c) below or under any other provision of our articles of association) be paid out of the funds of our company such fees as the directors may from time to time determine.

(b)

Any director who is appointed to hold any employment or executive office with us or who, at our request, goes or resides abroad for any of our purposes or who otherwise performs services that in the opinion of the directors are outside the scope of his or her ordinary duties may be paid such additional remuneration (whether by way of salary, commission, participation in profits or otherwise) as the directors (or any duly authorized committee of the directors) may determine either in addition to or in lieu of any other remuneration.

(c)

Each director may be paid his or her reasonable travelling expenses (including hotel and incidental expenses) of attending and returning from meetings of the directors or committees of the directors or general meetings or any separate meeting of the holders of any class of our shares or any other meeting that as a director he or she is entitled to attend and shall be paid all expenses properly and reasonably incurred by him or her in the conduct of our company’s business or in the discharge of his or her duties as a director.

Pensions and other benefits. The directors may exercise all the powers of our company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director, or any person who is or was at any time employed by, or

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

held an executive or other office or place of profit in, our company or any body corporate that is or has been a subsidiary of our company or a predecessor of the business of our company or of any such subsidiary and for the families and persons who are or was a dependent of any such persons and for the purpose of providing any such benefits contribute to any scheme trust or fund or pay any premiums.

Appointment and retirement of directors

(a)

The directors shall have power to appoint any person who is willing to act to be a director, either to fill a vacancy or as an additional director so long as the total number of directors shall not exceed eleven.

(b)

We may by ordinary resolution elect any person who is willing to act as a director either to fill a vacancy or as an addition to the existing directors or to replace a director removed from office under our articles of association so long as the total number of directors does not at any time exceed eleven.

(c)

Our articles of association will provide that our board of directors will be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors shall retire and shall (unless his or her terms of appointment with our company specify otherwise) be eligible for re-election at the annual general meeting held in each year.

(d)

The directors to retire by rotation pursuant to paragraph (c) above shall also include (so far as necessary to obtain the minimum number required) any relevant director who wishes to retire and not be re-elected.

(e)

At the meeting at which a director retires under any provision of our articles of association, we may by ordinary resolution fill the vacated office by appointing a person to it, and in default the retiring director shall be deemed to have been re-appointed except where:

(i)	that director has given notice to us that he or she is unwilling to be elected; or

(ii)	at such meeting it is expressly resolved not to fill such vacated office or a resolution for the reappointment of such director shall have been put to the meeting and not passed.

(f)	In the event of the vacancy not being filled at such meeting, it may be filled by the directors as a vacancy in accordance with sub-paragraph (a) above.

(g)

In filling any vacancy, the new director’s appointment will be in the same class as the retiring director, and such new director shall retire from office at the annual general meeting in the same year as the director he or she is replacing would have retired. If any additional directors are appointed, the board shall as part of any such appointment specify in which year such director will be eligible for re-election, keeping each class of directors as close to one-third of the total number of directors as possible.

(h)

The retirement of a director pursuant to paragraphs (c) and (d) shall not have effect until the conclusion of the relevant meeting except where a resolution is passed to elect some other person in the place of the retiring director or a resolution for his re-election is put to the meeting and not passed and accordingly a retiring director who is re-elected or deemed to have been re-elected will continue in office without break.

Removal of directors. Under the U.K. Companies Act 2006 and our articles of association, directors can be removed from office at any time by ordinary resolution or by a majority vote of the board of directors before the expiration of his or her term with or without cause.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Indemnity of directors. Under our articles of association, each of our directors is entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by such director or officer in the execution and discharge of his or her duties or in relation to those duties to the fullest extent permissible under the U.K. Companies Act 2006. The U.K. Companies Act 2006 renders void an indemnity for a director against any liability attaching to him or her in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, as described in “—Differences in Corporate Law—Liability of Directors and Officers.”

Shareholder rights plan

The articles of association provide our board of directors with the power to establish a rights plan and to grant rights to subscribe for ordinary shares in the Company and/or depositary receipts, certificates, instruments or other documents of title representing such ordinary shares (the “depositary interests”) pursuant to a rights plan where, in the opinion of our board of directors, acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood that:

1)	any process which may result in an acquisition or change of control of the Company is conducted in an orderly manner;

2)	an optimum price is achieved for the ordinary shares or depositary interests;

3)	the board of directors would have time to gather relevant information or pursue appropriate strategies;

4)	the success of the Company would be promoted for the benefit of its members as a whole;

5)	the long term interests of the Company, its members and business would be safeguarded; and/or

6)	the Company would not suffer serious economic harm.

The articles of association further provide that our board of directors may, in accordance with the terms of a rights plan, determine to (i) allot ordinary shares pursuant to the exercise of rights or (ii) exchange rights for ordinary shares or depositary interests, where in the opinion of our board of directors acting in good faith, in the context of an acquisition or potential acquisition of 15% or more of the issued voting shares of the Company, to do so would improve the likelihood of any or all of the factors mentioned in clauses (1) through (6) above.

These measures are included in the articles of association as the Takeover Code is not expected to apply to the Company and these measures are included commonly in the constitutions of U.S. companies. These provisions will apply for so long as the Company is not subject to the Takeover Code.

Shareholders’ meetings

Annual general meetings. Each year, we will hold a general meeting of our shareholders in addition to any other meetings in that year, and will specify the meeting as such in the notice convening it. The annual general meeting will be held within six months from the day following the end of our fiscal year at such time and place as the directors may appoint.

Calling of general meetings. The arrangements for the calling of general meetings are described in “—Differences in Corporate Law—Notice of General Meetings.”

Quorum of meetings. No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment of a

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

chairman, which appointment shall not be treated as part of the business of a meeting. Shareholders who together represent at least a majority of the voting rights of all of the shareholders entitled to vote at a meeting shall constitute a quorum for all purposes.

Shareholder proposals

The articles of association impose requirements on the content of any shareholder notice to either: (i) request a general meeting for the purposes of proposing a resolution; or (ii) propose a resolution for a general meeting. The provisions require the notice to include (without limitation) matters relating to the identity of the relevant shareholder(s) and certain associated persons (including those acting in concert), and their respective interests in the Company. Additionally, the articles of association impose further requirements as to when such notices must be delivered. The provisions require (broadly, and subject to limited exceptions) the notices to be delivered to the company no earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the anniversary of the previous year’s annual general meeting. If these additional content and timing requirements are not complied with, then the relevant shareholder(s) who gave the notice, shall not be entitled to vote their shares (either in person or by proxy) at a general meeting in respect of the matters which are the subject of such notice.

Choice of forum/Governing law

The rights of holders of our ordinary shares are governed by the laws of England and Wales.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act, for which the U.S. federal district courts will be the exclusive forum. As a company incorporated in England and Wales, the choice of the courts of England and Wales as our exclusive forum for resolving all shareholder complaints, other than complaints arising under the Securities Act, allows us to more efficiently and affordably respond to such actions, and provides consistency in the application of the laws of England and Wales to such actions. Similarly, we have selected the U.S. federal district courts as our exclusive forum for resolving shareholder complaints arising under the Securities Act in order to more efficiently and affordably respond to such claims. This choice of forum also provides both us and our shareholders with a forum that is familiar with and regularly reviews cases involving U.S. securities law. Although we believe this choice of forum benefits us by providing increased consistency in the application of U.S. securities law for the specified types of action, it may have the effect of discouraging lawsuits against our directors and officers. Any person or entity purchasing or otherwise acquiring any interest in our ordinary shares will be deemed to have notice of and consented to the provisions of our articles of association, including the exclusive forum provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable. See “Risk Factors—Risks Related to this Offering and Ownership of Our Ordinary Shares—Our articles of association provide that the U.S. federal district courts are the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act.”

Mandatory offers

Although the Company is not subject to the Takeover Code, our board of directors recognizes the importance of the mandatory offer provisions and certain other Takeover Code protections afforded to shareholders of companies that are mandatorily subject to the Takeover Code. Our articles of association include similar protections. These provisions are summarized below and seek to regulate certain acquisitions of interests in the ordinary shares of the Company but do in some respects differ from the terms of the analogous protection under the Takeover Code. These provisions do not, however, provide all of the protections provided by the Takeover Code as our board of directors does not believe all provisions of the Takeover Code would be of benefit to the Company’s shareholders.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Under the applicable provisions of the articles of association, which are intended to be similar to Rule 9 of the Takeover Code (except as described below), a person must not:

(i)

whether by a series of transactions over a period of time or not, acquire an interest in ordinary shares which (taken together with ordinary shares in which persons determined by our board of directors to be acting in concert with him or her are interested) carry 30 percent or more of the voting rights of the Company; or

(ii)

while he or she (together with persons determined by our board of directors to be acting in concert with him or her) is interested in ordinary shares which in aggregate carry not less than 30 percent but not more than 50 percent of the voting rights of the Company, acquire, whether by himself or herself or with persons determined by our board of directors to be acting in concert with him or her, an interest in any other ordinary shares that (taken together with any interests in ordinary shares held by persons determined by the board of directors to be acting in concert with him or her), increases the percentage of ordinary shares carrying voting rights in which he or she is interested, except, in either case:

1)	with the advance consent of our board of directors or pursuant to an offer that is recommended by our board of directors;

2)

where the acquisition is made as a result of a voluntary offer made and implemented, save to the extent that our board of directors determines otherwise, for all of the issued and outstanding ordinary shares of the Company, that is in cash (or accompanied by a cash alternative), that is at a price not less than the highest price at which the acquirer (or any person acting in concert with him or her) has acquired or been issued shares in the 12-month period prior to such offer being made, with the offer being open for acceptances for at least 14 days after such offer becomes or is declared unconditional as to acceptances, and otherwise in accordance with the Takeover Code (as if the Takeover Code applied to the Company);

3)

where the acquisition is made pursuant to a single transaction which causes a breach of either limit described in (i) or (ii) above (otherwise than as a result of an offer) and the acquirer makes and implements a mandatory offer to all other shareholders of the Company on the basis described below (provided that, subject to certain exceptions, no further acquisitions are made by the acquirer other than pursuant to such a mandatory offer);

4)	an acquisition previously approved in general meeting by the shareholders of the Company who are independent of the acquirer and its concert parties; or

5)

there is an increase in the percentage of the voting rights attributable to an interest in ordinary shares held by a person or by persons determined by our board of directors to be acting in concert with him or her and such an increase would constitute a breach of either limit described in (i) or (ii) above where such increase results from the Company redeeming or purchasing its own ordinary shares or interests in ordinary shares.

Where a mandatory offer is required under the articles of association for the acquirer to avail itself of the exception in (3) above, such mandatory offer must be made and implemented in accordance with the rules applicable to mandatory offers under the Takeover Code (as if the Takeover Code applied to the Company). In particular, it must be unconditional (other than as to acceptances), be in cash (or accompanied by a cash alternative) and be at the highest price paid by such person required to make the mandatory offer (or any other person acting in concert with such person) for any interest in ordinary shares in the Company during the previous 12 months. Such a mandatory offer must be made within seven days of breaching either limit described in (i) or (ii) above, which is a shorter time period than would normally apply under the analogous provisions of the Takeover Code.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The exemption from breaching either limit described in (i) or (ii) (as described in (2) above) is narrower than the analogous exemption in the Takeover Code because under the Takeover Code acquisitions pursuant to non-cash and partial offers may also be exempt. This potentially provides our board of directors with greater power to defend a hostile non-cash or partial tender offer than would otherwise be available under the Takeover Code.

As set out in Article 131 of the articles of association, our board of directors has various powers (the exercise of which are subject to their fiduciary duties) to enforce these provisions (including disenfranchisement (as regards voting and entitlement to distributions) and refusal to register the transfer of ordinary shares).

Our board of directors has the full authority to determine the application of these provisions in the articles of association, including the deemed application of any relevant parts of the Takeover Code and such authority includes all the discretion that the Takeover Panel would exercise if the Takeover Code applied to the Company. Our board of directors is not required to give any reason for any decision or determination it makes.

Other English law considerations

Mandatory purchases and acquisitions. Pursuant to sections 979 to 991 of the U.K. Companies Act 2006, where a takeover offer has been made for us and the offeror has acquired or unconditionally contracted to acquire not less than 90% of the voting rights carried by the shares to which the offer relates, the offeror may give notice to the holder of any shares to which the offer relates that the offeror has not acquired or unconditionally contracted to acquire that it desires to acquire those shares on the same terms as the general offer.

Disclosure of interest in shares. Pursuant to Part 22 of the U.K. Companies Act 2006 and our articles of association, we are empowered by notice in writing to require any person whom we know to be, or have reasonable cause to believe to be, interested in our shares, or at any time during the three years immediately preceding the date on which the notice is issued has been so interested, within a reasonable time to disclose to us the details of that person’s interest and (so far as is within such person’s knowledge) details of any other interest that subsists or subsisted in those shares. Under our articles of association, if a person defaults in supplying us with the required details in relation to the shares in question, or “Default Shares,” a court may order that:

●	in respect of the Default Shares, the relevant member shall not be entitled to vote or exercise any other right conferred by membership in relation to general meetings; and/or

●

where the Default Shares represent at least 0.25% of their class, (a) any dividend or other money payable in respect of the Default Shares shall be retained by us without liability to pay interest, and/or (b) no transfers by the relevant person of shares other than approved transfers may be registered (unless such person is not in default and the transfer does not relate to Default Shares), and/or (c) any shares held by the relevant person in uncertificated form shall be converted into certificated form.

Purchase of own shares. Subject to certain limited exceptions, under the U.K. Companies Act 2006, a public limited company may purchase its own shares only out of the distributable profits of the company or the proceeds of a new issue of shares made for the purpose of financing the purchase. A limited company may not purchase its own shares if as a result of the purchase there would no longer be any issued shares of the company other than redeemable shares or shares held as treasury shares. Subject to the foregoing, because NYSE is not a “recognized investment exchange” under the U.K. Financial Services and Markets Act 2000, we may, subject to certain limited exceptions, purchase our own fully paid shares only pursuant to a purchase contract authorized by ordinary resolution of the holders of our ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom we propose to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the

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authority to purchase is to expire. A share buy-back by us of our ordinary shares will also give rise to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration payable by us, and such stamp duty will be paid by us.

Differences in Corporate Law

Certain provisions of the U.K. Companies Act 2006 differ from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain differences between the provisions of the U.K. Companies Act 2006 that will be applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to Delaware law and English law.

	England and Wales	Delaware
Number of directors	Under the U.K. Companies Act 2006, a public limited company must have at least two directors and the number of directors may be fixed by or in the manner provided in a company’s articles of association. Our articles of association provide that the maximum number of directors is 11.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of directors	Under the U.K. Companies Act 2006, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the company, provided that 28 clear days’ notice of the resolution is given to the company and certain other procedural requirements under the U.K. Companies Act 2006 are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by a majority shareholder vote, though in the case of a corporation whose board is classified, shareholders may effect such removal only for cause.

Vacancies on the board of directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by resolution of the shareholders, resolutions appointing each director must be voted on individually.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors.

Annual general meeting	Under the U.K. Companies Act 2006, a public limited company must hold an annual general meeting in each six-month period from the day following the company’s annual accounting reference date.	Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

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	England and Wales	Delaware

General meeting

Under the U.K. Companies Act 2006, a general meeting of the shareholders of a public limited company may be called by the directors.

Shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings can require the directors to call a general meeting.

Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of general meetings	Under the U.K. Companies Act 2006, not less than 21 clear days’ notice (i.e. 21 days, including weekdays, weekends and holidays, but excluding the date on which notice is given and the date of the meeting itself) must be given for an annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice to the Company. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the members having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	Under Delaware law, unless otherwise provided in the certificate of incorporation or bylaws, written notice of any meeting of the shareholders must be given to each shareholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	Under the U.K. Companies Act 2006, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, at any meeting of shareholders, a shareholder may designate another person to act for such shareholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Preemptive rights	Under the U.K. Companies Act 2006, equity securities proposed to be allotted for cash must be offered first to the existing equity shareholders in the company in proportion to the respective nominal value of their holdings, unless an exception applies or a special resolution to the contrary has been passed by shareholders in a general meeting or the articles of association provide otherwise, in each case in accordance with the provisions of the Companies Act 2006. Such authority can only be granted from time to time, for a specified	Under Delaware law, unless otherwise provided in a corporation’s certificate of incorporation, a shareholder does not, by operation of law, possess preemptive rights to subscribe to additional issuances of the corporation’s stock.

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	England and Wales	Delaware
period (not longer than five years). Preemptive rights will not apply with respect to the shares issued in connection with the IPO.

Authority to allot	Under the U.K. Companies Act 2006, the directors of a public limited company must not allot shares in the company or grant rights to subscribe for or convert any security into shares in the company unless they are authorized to do so by the company’s articles or by an ordinary resolution of the company’s shareholders, and in each case only in accordance with the provisions of the U.K. Companies Act 2006.	Under Delaware law, if the corporation’s charter or certificate of incorporation so provides, the board of directors has the power to authorize the issuance of stock. The board may authorize capital stock to be issued for consideration consisting of cash, any tangible or intangible property or any benefit to the corporation or any combination thereof. It may determine the amount of such consideration by approving a formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the value of such consideration is conclusive.

Liability of directors and officers	Under the U.K. Companies Act 2006, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void. Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except as permitted by the U.K. Companies Act 2006, which provides exceptions for a company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he or she is successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Under Delaware law, a corporation’s certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation and its shareholders for damages arising from a breach of fiduciary duty as a director. However, no provision can limit the liability of a director for:

●  any breach of the director’s duty of loyalty to the corporation or its shareholders;

●  acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

●  intentional or negligent payment of unlawful dividends or stock purchases or redemptions; or

●  any transaction from which the director derives an improper personal benefit.

Voting rights	Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands.	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder is entitled to one vote for each share of capital stock held by such shareholder.

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	England and Wales	Delaware

Under the U.K. Companies Act 2006, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution; or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution (being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right). A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) and entitled to vote.

If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

On a show of hands, special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Shareholder vote on certain transactions

The U.K. Companies Act 2006 provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of restructurings, amalgamations, capital reorganizations or takeovers.

These arrangements require the approval at a shareholders’ or creditors’ meeting convened by order of the court, of a majority in number of shareholders or creditors representing 75% in value of the capital held by, or debt owed to, the

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires the approval of the board of directors and approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter

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	England and Wales	Delaware
class of shareholders or creditors, or class thereof present and voting, either in person or by proxy, and the approval of the court.

Standard of conduct for directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

●  to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

●  to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly conflicts, with the interests of the company;

●  to act in accordance with the company’s constitution and only exercise his or her powers for the purposes for which they are conferred;

●  to exercise independent judgment;

●  to exercise reasonable care, skill and diligence;

●  not to accept benefits from a third party conferred by reason of his or her being a director or doing (or not doing) anything as a director; and

●  a duty to declare any interest that he or she has, whether directly or indirectly, in a proposed or existing transaction or arrangement with the company.

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have a duty to act without self-interest, on a well-informed basis and in a manner they reasonably believe to be in the best interest of the shareholders.

Shareholder litigation

Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management.

Notwithstanding this general position, the U.K. Companies Act 2006 provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and

Under Delaware law, a shareholder may initiate a derivative action to enforce a right of a corporation if the corporation fails to enforce the right itself. The complaint must:

●  state that the plaintiff was a shareholder at the time of the transaction of which the plaintiff complains or that the plaintiffs shares thereafter devolved on the plaintiff by operation of law; and

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

England and Wales	Delaware
(ii) a shareholder may bring a claim for a court order where the company’s affairs have been or are being conducted in a manner that is unfairly prejudicial to some of its shareholders.

●  allege with particularity the efforts made by the plaintiff to obtain the action the plaintiff desires from the directors and the reasons for the plaintiff’s failure to obtain the action; or

●  state the reasons for not making the effort.

Additionally, the plaintiff must remain a shareholder through the duration of the derivative suit. The action will not be dismissed or compromised without the approval of the Delaware Court of Chancery.

U.K. City Code on Takeovers and Mergers

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to the Takeover Code, which is issued and administered by the Takeover Panel. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

(a)

acquires an interest in our shares which, when taken together with shares in which such person or persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

(b)

who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the company, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested, the acquirer and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months.

It is not currently expected that we would have our place of central management and control in the United Kingdom.

Exchange Controls

There are no laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest or other payments by us to non-resident holders of our ordinary shares, other than withholding tax requirements. There is no limitation imposed by English law or our articles of association on the right of non-residents to hold or vote shares.

Depositary Receipt Arrangements

Prior to our initial public offering, a nominee of Holdings LP, an English limited partnership in which TPG, OTPP and PAG are partners, and a nominee of the other equity owners of DTZ Jersey Holdings Limited,

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

received depositary receipts, each representing one ordinary share of Cushman & Wakefield Limited in consideration for their equity in DTZ Jersey Holdings Limited, at a ratio of one of Cushman & Wakefield Limited’s ordinary shares for each share of DTZ Jersey Holdings Limited. The depositary receipts were issued by Computershare Trust Company, N.A., as depositary (the “Depositary”), and a nominee for the Depositary (the “Depositary Nominee”) is the registered holder of Cushman & Wakefield Limited’s ordinary shares issued in exchange for the shares of DTZ Jersey Holdings Limited.

The depositary receipts arrangement was established because, as a result of restrictions on transfer on certain of the Cushman & Wakefield Limited ordinary shares concerned, those ordinary shares could not be issued directly into DTC at the time of our initial public offering. The use of the Depositary allows for the ordinary shares to be held in the Depositary initially and subsequently transferred into DTC without the application of U.K. stamp duty or SDRT, provided certain conditions are met. See “Taxation—Certain U.K. Tax Considerations—Stamp Duty and SDRT—Depositary arrangements and clearance services” for more information. The depositary receipts are not registered or listed on any stock exchange, are not currently eligible for deposit and clearing in DTC, and no trading market for them is expected to develop. Instead, subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts may request of the Depositary that all or a portion of their depositary receipts be cancelled in order to effectuate a transfer of the ordinary shares underlying such depositary receipts to Cede & Co., as nominee/custodian for DTC, which will hold the transferred ordinary shares on its customary terms, in order to settle trades of such ordinary shares (in the public market or otherwise), or to otherwise hold or transfer such shares through and within the systems of DTC clearance system.

Subject to compliance with applicable securities laws and contractual restrictions on transfer, the holders of the depositary receipts are generally entitled to the same rights as a direct holder of ordinary shares in Cushman & Wakefield plc or an investor holding book-entry interests in ordinary shares in Cushman & Wakefield plc through the DTC clearance system. The deposit agreement governing the depositary receipts representing our ordinary shares provides that holders of depositary receipts irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the deposit agreement against us or the depositary to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the deposit agreement with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement, by a court of the State of New York or a federal court, which have non-exclusive jurisdiction over matters arising under the deposit agreement, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the deposit agreement. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement.

No condition, stipulation or provision of the deposit agreement or depositary receipts serves as a waiver by any holder or beneficial owner of depositary receipts or by us or the depositary of compliance with any provision of the federal securities laws. The deposit agreement governs the relationship with existing holders of depositary receipts and does not apply to investors in this offering or to the Ordinary Shares offered hereby. As a result, the waiver of jury trial provision in the deposit agreement does not apply to investors in this offering or the Ordinary Shares offered in this transaction. In order to conduct resales in the public market, holders of depositary receipts need to exchange their depositary receipts for ordinary shares and such ordinary shares will not be subject to the deposit agreement.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

DESCRIPTION OF CERTAIN INDEBTEDNESS

We summarize below the principal terms of the credit agreement that governs our existing indebtedness. We refer you to the exhibit to the registration statement of which this prospectus forms a part for a copy of the agreement governing the indebtedness described below.

First Lien Credit Agreement

On August 21, 2018, certain of the Company’s subsidiaries, including DTZ U.S. Borrower, LLC (the “US Borrower”) and DTZ UK Guarantor Limited (the “UK Guarantor”) entered into a credit agreement (the “2018 First Lien Credit Agreement”) with the lenders and issuing banks party thereto and JPMorgan Chase Bank, N.A., as administrative agent and collateral agent which provides for (i) a $2,700 million senior secured term facility (the “Term Loan Facility”) and (ii) a $810 million senior secured revolving credit facility (the “Revolving Credit Facility”), which may be used for revolving credit borrowings in dollars or certain other currencies described in the 2018 First Lien Credit Agreement, the issuance of one or more letters of credit from time to time (up to an aggregate of $220 million) and one or more swing line loans from time to time (up to an aggregate of $45 million). US Borrower is the sole borrower under the Term Loan Facility and the Revolving Credit Facility. On August 21, 2018, the Company borrowed $2,700 million under the Term Loan Facility (the “2018 First Lien Term Loan”). The 2018 First Lien Term Loan matures on August 21, 2025. The maturity date for the Revolving Credit Facility is August 21, 2023. The US Borrower, UK Guarantor and certain other subsidiaries of the Company also entered into security, guaranty and other agreements on August 21, 2018 in relation to the 2018 First Lien Credit Agreement.

The proceeds of the 2018 First Lien Term Loan were used to repay in full all outstanding indebtedness of the US Borrower and DTZ Aus Holdco Pty Limited (the “Australian Borrower”) under the First Lien Credit Agreement, dated as of November 4, 2014 (the “2014 Credit Facility”), and terminate all commitments thereunder, pay fees and expenses incurred in connection with the above and the 2018 First Lien Credit Agreement. In connection with the repayment of the outstanding borrowings under the 2014 Credit Facility, all guarantees of obligations under such facility were terminated, all security interests securing obligations under the facility were released and the 2014 Credit Facility was terminated.

Borrowings under the Term Loan Facility bear interest, at the US Borrower’s option, at a rate equal to either (i) the Eurodollar Rate (as defined in the Credit Agreement), plus an applicable margin equal to 3.25% per annum or (ii) the Base Rate (as defined in the Credit Agreement), plus an applicable margin equal to 2.25% per annum. The US Borrower selected an initial interest rate equal to the Eurodollar Rate plus the applicable margin of 3.25% per annum. The effective interest rate of the 2018 First Lien Loan was 6.0% as of December 31, 2018.

Borrowings under the Revolving Credit Facility bear interest at rates varying from 2.75% to 2.00% plus the Eurodollar Rate or 1.75% to 1.00% plus the Base Rate, based on achievement of certain First Lien Net Leverage Ratios (as defined in the Credit Agreement). In addition, the US Borrower is required to pay a commitment fee of 0.375% per annum for unused commitments under the Revolving Credit Facility, with a step down to 0.250% per annum upon achievement of a First Lien Net Leverage Ratio of 2.50:1.00 or less. The Revolving Credit Facility matures on August 21, 2023. The Company did not draw on the Revolver at any point during 2018 and had no outstanding borrowings thereunder as of December 31, 2018.

All of the US Borrower’s and Guarantors’ (as defined below) obligations under the 2018 First Lien Credit Agreement are guaranteed by the UK Guarantor, certain subsidiaries of the UK Guarantor incorporated in England and Wales and certain material US subsidiaries of the UK Guarantor (such entities, collectively, the “Guarantors”). All of the US Borrower’s and Guarantors’ obligations under the 2018 First Lien Credit Agreement are secured, subject to certain exceptions and Excluded Assets (as defined in the Credit Agreement), by a security interest in substantially all tangible and intangible assets of the US Borrower and each Guarantor.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The 2018 First Lien Credit Agreement contains customary representations and warranties and customary affirmative and negative covenants applicable to US Borrower, UK Guarantor and the Company’s subsidiaries, including, among other things, restrictions on indebtedness, liens, investments, fundamental changes, dispositions, and dividends and other distributions.

The 2018 First Lien Credit Agreement contains a springing financial covenant, tested on the last day of each fiscal quarter if the outstanding loans under the Revolving Credit Facility and outstanding letters of credit in excess of $100 million (excluding (a) letters of credit to the extent reimbursed, cash collateralized or backstopped on terms reasonably acceptable to the applicable issuing bank on or prior to the date that is three business days following the test date and (b) bank guarantees and performance or similar bonds) exceeds the greater of $324.0 million and 40.0% of the aggregate principal amount of all revolving commitments under the 2018 First Lien Credit Agreement. If the financial covenant is triggered, the UK Guarantor may not permit the First Lien Net Leverage Ratio to exceed 5.80 to 1.00. The 2018 First Lien Credit Agreement also contains customary events of default.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of ordinary shares, including shares issued upon exercise of options, in the public market after this offering, or the anticipation of such sales or the perception that such sales may occur, could adversely affect the market price of our ordinary shares prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our ordinary shares prevailing from time to time.

Sales of Restricted Shares

We had an aggregate of 216,597,244 ordinary shares outstanding as of January 31, 2019. Of these shares, 51,750,000 ordinary shares were sold in our initial public offering. Those shares, along with the shares to be sold in this offering, will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 of the Securities Act (“Rule 144”), which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. All our outstanding ordinary shares (other than shares issued pursuant to our effective Registration Statement on Form S-8) are “restricted securities,” as defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration under Rule 144 or any other applicable exemption under the Securities Act. Subject to the lock-up agreements described below and the provisions of Rules 144 and 701, additional shares will be available for sale as set forth below.

Lock-up Agreements

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the period ending 75 days after the date of this prospectus (the “restricted period”):

●

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●

file any registration statement or make a confidential submission with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

●	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

●

the grant of restricted stock, options or other equity awards pursuant to employee benefit plans, provided that the recipients thereof execute and deliver to the Representatives a “lock-up” agreement for the remainder of the restricted period or, in the case of options, such options do not become exercisable during restricted period;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●

the filing of a registration statement on Form S-8 relating to the offering of securities granted or to be granted in accordance with an equity incentive plan, employee benefit plan, employment agreement or similar arrangement described in this prospectus (provided that any ordinary shares registered pursuant to such registration statement shall be subject to lock-up restrictions for the remainder of the restricted period);

●

the sale or issuance of or entry into an agreement to sell or issue ordinary shares or any securities convertible into or exercisable or exchangeable for such ordinary shares in connection with bona fide mergers, acquisitions or joint ventures, subject to certain limitations, provided that the aggregate number of ordinary shares or securities convertible into or exercisable for ordinary shares that the Company may sell or issue or agree to sell or issue does not exceed 10% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and that any recipient of the shares execute and deliver a “lock-up” agreement;

●

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and to the extent a public announcement or filing is required or voluntarily made by the company, such announcement or filing will include a lock-up provision; or

●

the sale or issuance of ordinary shares to one or more employees of the Company as required pursuant to an agreement in effect on the date hereof, provided that any such ordinary shares shall be subject to the lock-up provisions of an existing Stockholder Agreement and the aggregate number of ordinary shares that the Company may sell or issue or agree to sell or issue shall not exceed 0.3% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering.

Each of our directors, our Chief Executive Officer, our Chief Financial Officer and our Global President and the Principal Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the restricted period:

●

offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the director, executive officer or Principal Shareholder or any other securities so owned that are convertible into, exchangeable for ordinary shares, or publicly announce its intention to enter such transaction; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●	whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to each of our directors, the executive officers listed above and the Principal Shareholders, the restrictions described in the preceding paragraph do not apply to:

●

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●

transfers as a bona fide gift or gifts, by operation of law through estate, other testamentary document or intestate succession, to any immediate family member or trust for the direct or indirect benefit of the signatory or any immediate family member of the signatory or pursuant to a qualified domestic order or divorce settlement, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if the signatory is a business entity, transfers to limited partners, general partners, members, nominees or shareholders of the signatory or its direct or indirect affiliates or other entities controlled or managed by the signatory not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if permitted by the Company, the establishment of or amendment to a written trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan or any transfer of ordinary shares made pursuant to such plan during the lock-up period does not require public disclosure, and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

sales pursuant to a trading plan pursuant to Rule 10b5-1 under the Exchange Act established prior to the date of this prospectus, provided that any filing made under the Exchange Act in connection with such a sale shall disclose that the sale was made pursuant to such plan;

●

the exercise or settlement of stock options, restricted stock units or other equity awards pursuant to any plan or agreement granting such an award to an employee or other service provider of the Company or its affiliates (and any related transfer to the Company of ordinary shares necessary to generate such amount of cash needed for the payment of taxes due as a result of such settlement or exercise), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement; or

●

transfers of ordinary shares to the Company in connection with the repurchase by the Company pursuant to a management stockholders agreement or other agreement in effect as of the date of the lock-up agreement and pursuant to which such ordinary shares were issued or are subject, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement.

We and the Principal Shareholders have entered into a management stockholders’ agreement with each of our executive officers and all of our other employees that remains in effect until December 31, 2021 and which governs all of the equity held by our executive officers and all of our other employees, whether acquired pursuant to the exercise of options granted under the MEIP, the settlement of RSUs or purchases. The equity is held pursuant to a nominee arrangement and is generally nontransferable, except that a participant may transfer their rights for estate planning purposes or otherwise as permitted by us. In no event will a transfer be permitted to a competitor. The management stockholders’ agreement provides for drag-along, tag-along and post-termination repurchase and recapture rights, lock-up and other restrictions. The form of our management stockholders’ agreement provides that the parties thereto irrevocably waive the right to a trial by jury in any legal proceeding arising out of or relating to the management stockholders agreement to the fullest extent permitted by applicable law. If this jury trial waiver provision is prohibited by applicable law, an action could nevertheless proceed under the terms of the management stockholders’ agreements with a jury trial. To our knowledge, the enforceability of a jury trial waiver under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the management stockholders’ agreements, by a court of the State of New York or a federal court,

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

which have non-exclusive jurisdiction over matters arising under the management stockholders’ agreements, applying such law. In determining whether to enforce a jury trial waiver provision, New York courts and federal courts will consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party has knowingly waived any right to trial by jury. We believe that this is the case with respect to the management stockholders’ agreements. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the management stockholders’ agreements.

No condition, stipulation or provision of the management stockholders’ agreements serves as a waiver by any party to a management stockholders’ agreement or by us of compliance with any provision of the federal securities laws. The management stockholders’ agreements govern the relationships with our executive officers and employees who are holders of our ordinary shares and do not apply to investors in this offering or to the ordinary shares offered hereby or by such any management stockholders in the future in the public secondary market.

Rule 144

In general, under Rule 144 of the Securities Act, persons who became beneficial owners of our ordinary shares prior to the completion of our initial public offering or in the Concurrent Private Placement were not able to sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale or (ii) a one-year holding period.

Following the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale is entitled to sell an unlimited number of ordinary shares provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale is entitled to sell within any three-month period only a number of ordinary shares that does not exceed the greater of either of the following:

●	one percent of the number of ordinary shares then outstanding, which as of January 31, 2019 was equal to approximately 2,165,972 shares; and

●	the average weekly trading volume of the ordinary shares on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of our ordinary shares without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

In addition, sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, the sale may be made without compliance with the holding period or current

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

public information requirements contained in Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Registration Rights

Pursuant to the Registration Rights Agreement, the Principal Shareholders and Vanke Service have, in certain circumstances, certain customary rights to request the registration of their ordinary shares and piggyback registration rights. Upon the effectiveness of such a registration statement, all shares covered by the registration statement will be freely transferable. If the Principal Shareholders sell a large number of ordinary shares, the market price of our ordinary shares could decline. See “Certain Relationships and Related Party Transactions” for a more detailed description of these registration rights.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations that are likely to be relevant to the purchase, ownership and disposition of our ordinary shares by a U.S. Holder (as defined below).

This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial interpretations thereof, in force as of the date hereof. Those authorities may be changed at any time, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. Tax considerations under state, local and non-U.S. laws, or U.S. federal laws other than those pertaining to income tax, are not addressed. We have not sought, and will not seek, any rulings from the IRS regarding the matters discussed below, and there can be no assurance that the IRS will not take a position contrary to those discussed below or that any position taken by the IRS will be sustained.

This summary is not a comprehensive discussion of all of the tax considerations that may be relevant to a particular investor’s decision to purchase, hold or dispose of ordinary shares. In particular, this summary is directed only to U.S. Holders that hold ordinary shares as capital assets within the meaning of Section 1221 of the Code. This discussion does not describe all of the tax consequences that may be relevant to you in light of your particular circumstances and does not address tax consequences to U.S. Holders who may be subject to special tax rules, such as banks, brokers or dealers in securities or currencies, traders in securities electing to a mark-to-market method of accounting, financial institutions, life insurance companies, tax exempt entities, entities that are treated as partnerships for U.S. federal income tax purposes (or partners therein), holders that own or are treated as owning 10% or more of our ordinary shares (by vote or value), persons holding ordinary shares as part of a hedging or conversion transaction or a straddle, or persons whose functional currency is not the U.S. dollar. Moreover, this summary does not address state, local or foreign non-U.S. taxes, the U.S. federal estate and gift taxes, or the Medicare contribution tax applicable to net investment income of certain non-corporate U.S. Holders, or alternative minimum tax consequences of acquiring, holding or disposing of ordinary shares.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of ordinary shares that is any of the following:

●	an individual who is a citizen or resident of the U.S.;

●	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

●

a trust if (a) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partner and the partnership. Accordingly, partnerships holding ordinary shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

You should consult your own tax advisors about the consequences of the acquisition, ownership and disposition of the ordinary shares, including the relevance to your particular situation of the considerations discussed below and any consequences arising under non-U.S., state, local or other tax laws.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Taxation of Distributions

The gross amount of any distribution of cash or property with respect to our ordinary shares that is paid out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) will generally be includible in your taxable income as ordinary dividend income on the day on which you receive the dividend, and will not be eligible for the dividends-received deduction allowed to corporations under the Code.

We will not maintain calculations of our earnings and profits in accordance with U.S. federal income tax principles. U.S. Holders therefore should expect that distributions generally will be treated as dividends for U.S. federal income tax purposes.

If you are a U.S. Holder, dividends paid in a currency other than U.S. dollars generally will be includible in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day you receive the dividends. U.S. Holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received that is converted into U.S. dollars after it is received.

Subject to certain exceptions for short-term positions, the U.S. dollar amount of dividends received by an individual with respect to the ordinary shares will be subject to taxation at a preferential rate if the dividends are “qualified dividends.” Dividends paid on the ordinary shares will be treated as qualified dividends if:

●

the ordinary shares are readily tradable on an established securities market in the United States or we are eligible for the benefits of a comprehensive tax treaty with the United States that the U.S. Treasury determines is satisfactory for purposes of this provision and that includes an exchange of information program; and

●	we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (a “PFIC”).

The ordinary shares will be listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes if, after applying certain look-through rules, either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our prior taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or in the foreseeable future, and the discussion herein assumes we have not been and do not become a PFIC. If, contrary to our expectation, we are treated as a PFIC (or were so treated in our prior taxable year), dividends paid on the ordinary shares would not be treated as qualified dividends, and other adverse tax consequences could apply. The PFIC rules are very complex and are not described completely herein. Holders should consult their own tax advisers regarding these rules, including the availability of the reduced dividend tax rate, in light of their own particular circumstances.

Dividend distributions with respect to our ordinary shares generally will be treated as “passive category” income from sources outside the United States for purposes of determining a U.S. Holder’s U.S. foreign tax

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

credit limitation. Subject to the limitations and conditions provided in the Code and the applicable U.S. Treasury Regulations, a U.S. Holder may be able to claim a foreign tax credit against its U.S. federal income tax liability in respect of any foreign income taxes withheld at the appropriate rate applicable to the U.S. Holder from a dividend paid to such U.S. Holder. Alternatively, the U.S. Holder may deduct such foreign income taxes from its U.S. federal taxable income, provided that the U.S. Holder elects to deduct rather than credit all foreign income taxes for the relevant taxable year. The rules with respect to foreign tax credits are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

U.S. Holders that receive distributions of additional ordinary shares or rights to subscribe for ordinary shares as part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax in respect of the distributions, unless the U.S. Holder has the right to receive cash or property, in which case the U.S. Holder will be treated as if it received cash equal to the fair market value of the distribution.

Taxation of Dispositions of Ordinary Shares

If a U.S. Holder realizes gain or loss on the sale, exchange or other disposition of ordinary shares, that gain or loss will be capital gain or loss and generally will be long-term capital gain or loss if the ordinary shares have been held for more than one year. Long-term capital gain realized by a U.S. Holder that is an individual generally is subject to taxation at a preferential rate. The deductibility of capital losses is subject to limitations.

Gain, if any, realized by a U.S. Holder on the sale or other disposition of the ordinary shares generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, if a foreign withholding tax is imposed on the sale or disposition of the shares, a U.S. Holder that does not receive significant foreign source income from other sources may not be able to derive effective U.S. foreign tax credit benefits in respect of such foreign taxes. U.S. Holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, the ordinary shares.

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S. $50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S. $5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Backup Withholding and Information Reporting

Dividends paid on, and proceeds from the sale or other disposition of, the ordinary shares to a U.S. Holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and makes any other required certification or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a refund or credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Certain U.K. Tax Considerations

The summary below is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It relates only to certain limited aspects of the U.K. tax consequences of holding or disposing of ordinary shares and is based on current U.K. tax law and what is understood to be HMRC’s current published practice as at the date of this document (which are both subject to change at any time, possibly with retrospective effect). The rates and allowances for 2018/2019 stated in the U.K. tax section below reflect the current law.

The summary below does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular, the comments below are intended to apply only to holders of ordinary shares: (i) who are resident (and, in the case of individuals, domiciled) in (and only in) the U.K. for U.K. tax purposes (except to the extent that the position of non-U.K. resident holders is expressly referred to); (ii) to whom split-year treatment does not apply; (iii) who are and will be the absolute beneficial owners of their ordinary shares and any dividends paid in respect of them; (iv) who hold, and will hold, their ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realized in the course of a trade; (v) who hold less than 5% of the ordinary shares; and (vi) to whom the U.K. tax rules concerning carried interest do not apply in relation to their holding or disposal of ordinary shares. The comments below may not apply to certain holders, such as (but not limited to) persons who are connected with us, dealers in securities, broker dealers, financial institutions, insurance companies, charities, collective investment schemes, pension schemes, holders who are exempt from U.K. taxation or holders who are or were officers or employees of Cushman & Wakefield plc (or of any related company) and have (or are deemed to have) acquired their ordinary shares by virtue of an office or employment (whether current, historic or prospective). Such holders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice and these paragraphs do not describe all of the circumstances in which holders of ordinary shares in Cushman & Wakefield plc may benefit from an exemption or relief from U.K. taxation. Holders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the U.K. should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

The statements below relating to U.K. stamp duty and SDRT should be read in conjunction with the comments made in the section entitled “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—Transfers of shares in Cushman & Wakefield plc outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in shares in Cushman & Wakefield plc” of this prospectus.

POTENTIAL INVESTORS SHOULD SATISFY THEMSELVES PRIOR TO INVESTING AS TO THE OVERALL TAX CONSEQUENCES, INCLUDING, SPECIFICALLY, THE CONSEQUENCES UNDER U.K. TAX LAW AND HMRC PRACTICE OF THE ACQUISITION, OWNERSHIP AND DISPOSAL OF THE ORDINARY SHARES IN THEIR OWN PARTICULAR CIRCUMSTANCES BY CONSULTING THEIR OWN TAX ADVISERS.

Taxation of Dividends.

Withholding tax.

Dividend payments in respect of the ordinary shares may be made without withholding or deduction for or on account of U.K. tax.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Income tax.

Individual holders within the charge to U.K. income tax

When Cushman & Wakefield plc pays a dividend to a holder of ordinary shares who is an individual resident (for tax purposes) and domiciled in the U.K., the amount of income tax payable on the receipt, if any, will depend on the individual’s own personal tax position. “Dividend income” for these purposes includes U.K. and non U.K. source dividends and certain other distributions in respect of shares.

No U.K. income tax on dividend income received from Cushman & Wakefield plc should be payable by an individual holder of ordinary shares who is resident in the U.K. for tax purposes if the amount of dividend income received, when aggregated with the holder’s other dividend income in the year of assessment, does not exceed the nil rate amount. The nil rate amount is £2,000 for the 2018/2019 tax year. Dividend income in excess of the nil rate amount is taxed at the following rates for 2018/2019:

(a)	7.5%, to the extent that the dividend income falls within the basic rate band of income tax;

(b)	32.5%, to the extent that the dividend income falls within the higher rate band of income tax; and

(c)	38.1%, to the extent that the dividend income falls within the additional rate band of income tax.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividend income which is within the nil rate amount counts towards an individual’s basic or higher rate limits, and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.

Other individual holders

Individual holders who are not resident (for tax purposes) or domiciled in the U.K. and who hold their ordinary shares as an investment and not in connection with any trade carried on by them (whether solely or in partnership) would not generally be subject to U.K. tax on dividends received from Cushman & Wakefield plc.

Corporation tax.

Corporate holders within the charge to U.K. corporation tax

Holders of ordinary shares within the charge to corporation tax that are “small companies” (for the purposes of U.K. taxation of dividends) are not generally expected to be subject to tax on dividends from Cushman & Wakefield plc provided certain conditions are met (including an anti-avoidance condition). Other corporate holders within the charge to U.K. corporation tax (which are not a “small company” for the purposes of U.K. taxation of dividends) should not be subject to tax on dividends from Cushman & Wakefield plc so long as the dividends fall within an exempt class and certain conditions are met. In general, (i) dividends paid on non-redeemable “ordinary shares” (that is, non-redeemable shares that do not carry any present or future preferential rights to dividends or to assets of Cushman & Wakefield plc on its winding up); and (ii) dividends paid to a U.K. resident corporate shareholder holding less than 10% of the issued share capital of the class in respect of which the dividend is paid, should fall within an exempt class and so accordingly we would generally expect dividends Cushman & Wakefield plc pays not to be subject to U.K. corporation tax. However, it should be noted that the exemptions are subject to anti-avoidance rules. Corporate holders will need to ensure that they satisfy the requirements of any exempt class and that no anti-avoidance rules apply before treating any dividend as exempt, and seek appropriate professional advice where necessary.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

If the conditions for exemption are not satisfied, or such holder elects, within two years of the end of the accounting period in which the dividend is received, for an otherwise exempt dividend to be taxable, U.K. corporation tax (at a rate of 19% for the 2018/2019 tax year) will be chargeable on the amount of any dividends received from Cushman & Wakefield plc.

Other corporate holders

Corporate holders of ordinary shares which are not resident in and have no permanent establishment in the U.K. for tax purposes and which hold their ordinary shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from Cushman & Wakefield plc.

Taxation of disposals.

Individual holders resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by an individual holder who is (at any time in the relevant U.K. tax year) resident in the U.K. for tax purposes, may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. capital gains tax, depending on his or her individual circumstances. Subject to any available exemption, allowance or relief, gains arising on a disposal or deemed disposal of ordinary shares by an individual resident in the U.K. for tax purposes will be taxed at a rate of 10%, except to the extent that the gain, when it is added to such individual’s other taxable income and gains in the relevant year, exceeds the upper limit of the income tax basic rate band (£34,500 for the 2018/2019 tax year), in which case it will be taxed at the rate of 20%. The capital gains tax annual exempt amount (£11,700 for individuals in the 2018/2019 tax year) may be available to individual holders resident in the U.K. for tax purposes to offset against chargeable gains realized on the disposal of their ordinary shares, to the extent that the exemption has not already been utilized.

An individual holder of ordinary shares who ceases to be resident in the U.K. for a period of less than five years and who disposes of his or her ordinary shares during that period of temporary non-residence may be liable for U.K. capital gains tax on a chargeable gain accruing on such disposal on his or her return to the U.K. (subject to any available exemption, allowance or relief). Special rules apply to individual holders who are subject to tax on a “split year” basis, who should seek specific professional advice if they are in any doubt about their position.

Other individual holders

An individual holder who is not resident or domiciled in the U.K. for tax purposes should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such holder carries on (whether solely or in partnership) a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the ordinary shares are attributable. In these circumstances, such holder may, depending on his or her individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of his or her ordinary shares

Corporate holders resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by a corporate holder resident in the U.K. for tax purposes may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemption, allowance or relief. The main rate of U.K. corporation tax for the 2018/2019 tax year is 19%.

Other corporate holders

A corporate holder of ordinary shares that is not resident in the United Kingdom will not be liable for U.K. corporation tax on chargeable gains realized on the disposal of its ordinary shares unless it carries on a trade in

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

the United Kingdom through a permanent establishment to which the ordinary shares are attributable. In these circumstances, a disposal of ordinary shares by such holder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax.

Stamp duty and SDRT

The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a holder of ordinary shares is resident or domiciled in the U.K. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

As a general rule, no stamp duty or SDRT is payable on an issuance of shares in a U.K. company, but transfers of shares in a U.K. company will attract a stamp duty or SDRT charge equal to 0.5% of the consideration for the shares, rounded up to the nearest £5 in the case of stamp duty. However, generally, and subject in particular to the discussion below, neither stamp duty nor SDRT should be payable in respect of the transfer of book-entry interests in Cushman & Wakefield plc ordinary shares within the DTC clearance system.

Depositary arrangements and clearance services

Cushman & Wakefield plc ordinary shares are currently eligible for deposit and clearing within the DTC clearance system. Special rules apply where ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts or a person providing a clearance service, pursuant to which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply and transfers of ordinary shares into that clearance service would then be subject to stamp duty or SDRT at the normal rate of 0.5% of the amount of value of any consideration. We understand that HMRC regards DTC as a clearance service for these purposes and that no election under section 97A Finance Act 1986 has been made by DTC.

Following litigation, HMRC has confirmed in its published guidance that it will no longer seek to impose stamp duty or SDRT at a rate of 1.5%. on issuances of U.K. shares to depositary receipt issuers or clearance services anywhere in the world, on the basis that the charge is not compatible with EU law.

However, HMRC’s view is that the relevant case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital, such that the 1.5% SDRT or stamp duty charge will continue to apply to such transfers. If ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may therefore arise on a subsequent redeposit of ordinary shares into the facilities of DTC.

We have in place arrangements to require that Cushman & Wakefield plc’s ordinary shares held in certificated form or otherwise outside the DTC clearance system cannot be transferred into the DTC clearance system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

It should also be noted that the 1.5% charge for all issues of shares into depositary receipt systems and clearance services remains as a provision of U.K. statute and that the removal of the 1.5% charge is based upon

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s decision to leave the EU. The 2017 Autumn Budget included a statement that the U.K. government will not reintroduce the 1.5% charge on the issue of shares (and transfers integral to capital raising) into depositary receipt systems and clearance services following the U.K.’s exit from the E.U., but the charge will remain as a provision of U.K. statute. Specific professional advice should be sought before incurring a 1.5% stamp duty or SDRT charge in any circumstances. To the extent that U.K. law is changed, including as a result of the U.K.’s decision to leave the E.U., restrictive measures may be taken by DTC in relation to transactions in the ordinary shares.

Transfers of interests in ordinary shares within a depositary receipt system and transfers of book-entry interests in ordinary shares within a clearance system should not attract a charge to stamp duty or SDRT in the U.K., provided that (in the case of stamp duty) there is no written instrument of transfer and, in the case of a transfer within a clearance system, no election is, or has been, made by the clearance system under section 97A Finance Act 1986. Transfers of book-entry interests in ordinary shares within a clearance system where an election has been made by the clearance system under section 97A Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration. We understand that HMRC regards DTC as a clearance system for these purposes and that no election under section 97A Finance Act 1986 has been made by DTC.

The transfer on sale of ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer (rounded up to the nearest £5). The purchaser normally pays the stamp duty. An agreement to transfer ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

A share buy-back by Cushman & Wakefield plc of ordinary shares will also give rise to stamp duty at the rate of 0.5% of the consideration payable, and such stamp duty will be paid by Cushman & Wakefield plc.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

UNDERWRITERS (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
J.P. Morgan Securities LLC

Total:

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $            per share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of ordinary shares offered by them.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Our ordinary shares are listed on the NYSE under the symbol “CWK.”

We have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, we will not, during the period ending 75 days after the date of this prospectus:

●

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●

file any registration statement or make a confidential submission with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

whether any such transaction described in the first two bullet points above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

●	the issuance by us of ordinary shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof of which the underwriters have been advised in writing;

●

the grant of restricted stock, options or other equity awards pursuant to employee benefit plans, provided that the recipients thereof execute and deliver to the Representatives a “lock-up” agreement for the remainder of the restricted period or, in the case of options, such options do not become exercisable during restricted period;

●

the filing of a registration statement on Form S-8 relating to the offering of securities granted or to be granted in accordance with an equity incentive plan, employee benefit plan, employment agreement or similar arrangement described in this prospectus (provided that any ordinary shares registered pursuant to such registration statement shall be subject to lock-up restrictions for the remainder of the restricted period);

●

the sale or issuance of or entry into an agreement to sell or issue ordinary shares or any securities convertible into or exercisable or exchangeable for such ordinary shares in connection with bona fide mergers, acquisitions or joint ventures, subject to certain limitations, provided that the aggregate number of ordinary shares or securities convertible into or exercisable for ordinary shares that the Company may sell or issue or agree to sell or issue does not exceed 10% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering and that any recipient of the shares execute and deliver a “lock-up” agreement;

●

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and to the extent a public announcement or filing is required or voluntarily made by the company, such announcement or filing will include a lock-up provision; or

●

the sale or issuance of ordinary shares to one or more employees of the Company as required pursuant to an agreement in effect on the date hereof, provided that any such ordinary shares shall be subject to

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

the lock-up provisions of an existing Stockholder Agreement and the aggregate number of ordinary shares that the Company may sell or issue or agree to sell or issue shall not exceed 0.3% of the total number of ordinary shares issued and outstanding immediately following the completion of this offering.

Each of our directors, our Chief Executive Officer, our Chief Financial Officer and our Global President and the Principal Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters, they will not, during the period ending 75 days after the date of this prospectus:

●

offer, sell, contract to sell, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act), by the director, executive officer or Principal Shareholder or any other securities so owned that are convertible into, exchangeable for ordinary shares, or publicly announce its intention to enter such transaction; or

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares; or

●	whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

With respect to each of our directors, the executive officers listed above and the Principal Shareholders, the restrictions described in the preceding paragraph do not apply to:

●

transactions relating to ordinary shares or other securities acquired in open market transactions after the completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made;

●

transfers as a bona fide gift or gifts, by operation of law through estate, other testamentary document or intestate succession, to any immediate family member or trust for the direct or indirect benefit of the signatory or any immediate family member of the signatory or pursuant to a qualified domestic order or divorce settlement, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if the signatory is a business entity, transfers to limited partners, general partners, members, nominees or shareholders of the signatory or its direct or indirect affiliates or other entities controlled or managed by the signatory not involving a disposition for value, provided that the transferee will sign a substantially similar lock-up agreement, and provided, further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

if permitted by the Company, the establishment of or amendment to a written trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan or transfers of ordinary shares made pursuant to such plan do not require public disclosure during the restricted period, and provided further that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement;

●

sales pursuant to a trading plan pursuant to Rule 10b5-1 under the Exchange Act established prior to the date of this prospectus, provided that any filing made under the Exchange Act in connection with such a sale shall disclose that the sale was made pursuant to such plan;

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

●

the exercise or settlement of stock options, restricted stock units or other equity awards pursuant to any plan or agreement granting such an award to an employee or other service provider of the Company or its affiliates (and any related transfer to the Company of ordinary shares necessary to generate such amount of cash needed for the payment of taxes due as a result of such settlement or exercise), provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement; or

●

transfers of ordinary shares to the Company in connection with the repurchase by the Company pursuant to a management stockholders agreement or other agreement in effect as of the date of the lock-up agreement and pursuant to which such ordinary shares were issued or are subject, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made, except as expressly permitted in the lock-up agreement.

The selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We, the selling shareholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

[Conflicts of Interest

Certain affiliates of TPG Capital BD, LLC, an underwriter in this offering, will own in excess of 10% of our issued and outstanding ordinary shares following this offering. As a result of the foregoing relationship, TPG Capital BD, LLC is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering. In accordance with FINRA Rule 5121(c), no sales of the shares will be made to any discretionary account over which TPG Capital BD, LLC exercises discretion without the prior specific written approval of the account holder.]

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area, an offer to the public of any of our ordinary shares may not be made in that Member State, except that an offer to the public in that Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)

to fewer than 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Member State), and includes any relevant implementing measure in the Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU. This EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

United Kingdom

Each underwriter has represented, warranted and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Canada

Our ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of our ordinary shares.

Accordingly, our ordinary shares have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to our ordinary shares constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to our ordinary shares. Our ordinary shares may only be transferred en bloc without subdivision to a single investor.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our shares may not be circulated or distributed, nor may our shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (2) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

LEGAL MATTERS

Certain legal matters relating to this offering will be passed upon for us by Kirkland & Ellis LLP. Ropes & Gray LLP will act as counsel to the underwriters. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by certain of the Principal Shareholders and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than 1% of our outstanding ordinary shares.

EXPERTS

The Consolidated Financial Statements of the Company as of December 31, 2018 and 2017, and for each of the years in the three-year period ended December 31, 2018, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

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ENFORCEMENT OF JUDGMENTS

We are incorporated under the laws of England and Wales. Some of our directors and officers may reside outside the United States, and a portion of our assets and the assets of such persons may be located outside the United States. As a result, it may be difficult for you to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.

The United States and the United Kingdom do not currently have a treaty providing for the recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. The enforceability of any judgment of a United States federal or state court in the United Kingdom will depend on the laws and any treaties in effect at the time, including conflicts of laws principles (such as those bearing on the question of whether a United Kingdom court would recognize the basis on which a United States court had purported to exercise jurisdiction over a defendant). In this context, there is doubt as to the enforceability in the United Kingdom of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the United States securities laws would likely be considered punitive if it did not seek to compensate the claimant for loss or damage suffered and was intended to punish the defendant.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our ordinary shares offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our ordinary shares, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. The SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

We are subject to the informational requirements of the Exchange Act, and, in accordance with the Exchange Act, file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information can be inspected and copied at the locations set forth above. We make this information available on the investor relations section of our website, www.cushmanwakefield.com. Information on, or accessible through, our website is not part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Cushman & Wakefield plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Cushman & Wakefield plc and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of FASB ASC Topic 606 Revenue from Contracts with Customers.

As discussed in Note 2 to the consolidated financial statements, the Company has elected to change its method of accounting for recognizing stock-based compensation expense for awards with service conditions only from the graded attribution method to the straight-line attribution method for each of the years in the three-year period ended December 31, 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, a well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2015.

Chicago, Illinois

February 28, 2019

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Consolidated Balance Sheets

	As of
(in millions, except per share data)	December 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents	$895.3	$405.6
Trade and other receivables, net of allowance balance of $49.5 million and $35.3 million, as of December 31, 2018 and 2017, respectively	1,463.5	1,314.0
Income tax receivable	41.1	14.6
Prepaid expenses and other current assets	343.4	176.3

Total current assets	2,743.3	1,910.5
Property and equipment, net	313.8	304.3
Goodwill	1,778.5	1,765.3
Intangible assets, net	1,128.2	1,306.0
Equity method investments	8.7	7.9
Deferred tax assets	84.0	66.6
Other non-current assets	489.5	432.8

Total assets	$6,546.0	$5,793.4

Liabilities and Shareholders’ Equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	$39.9	$59.5
Accounts payable and accrued expenses	1,047.7	771.2
Accrued compensation	817.9	864.8
Income tax payable	43.2	35.7
Other current liabilities	90.0	234.4

Total current liabilities	2,038.7	1,965.6
Long-term debt	2,644.2	2,784.0
Deferred tax liabilities	136.4	157.5
Other non-current liabilities	366.6	386.9

Total liabilities	5,185.9	5,294.0

Commitments and contingencies (See Note 14)
Shareholders’ Equity:
Ordinary shares, nominal value $0.10 per share, 216.6 shares issued and outstanding at December 31, 2018 and ordinary shares nominal value $10.00 per share, 145.1 shares issued and outstanding at December 31, 2017	21.7	1,451.3
Additional paid-in capital	2,791.2	283.8
Accumulated deficit	(1,298.4)	(1,148.5)
Accumulated other comprehensive loss	(154.4)	(87.2)

Total equity	1,360.1	499.4

Total liabilities and shareholders’ equity	$6,546.0	$5,793.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

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Cushman & Wakefield plc

Consolidated Statements of Operations

	Year Ended
(in millions, except per share data)	December 31, 2018	December 31, 2017	December 31, 2016

Revenue	$8,219.9	$6,923.9	$6,215.7
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	6,642.4	5,639.8	5,067.8
Operating, administrative and other	1,271.1	1,156.1	1,150.6
Depreciation and amortization	290.0	270.6	260.6
Restructuring, impairment and related charges	3.8	28.5	32.1

Total costs and expenses	8,207.3	7,095.0	6,511.1

Operating income (loss)	12.6	(171.1)	(295.4)
Interest expense, net of interest income	(228.8)	(183.1)	(171.8)
Earnings from equity method investments	1.9	1.4	5.9
Other income, net	3.5	11.0	2.4

Loss before income taxes	(210.8)	(341.8)	(458.9)
Benefit from income taxes	(25.0)	(120.5)	(24.3)

Net loss	$(185.8)	$(221.3)	$(434.6)
Less: Net loss attributable to non-controlling interests	—	—	(0.4)

Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)

Basic and diluted loss per share:
Loss per share attributable to common shareholders	$(1.09)	$(1.54)	$(3.07)
Weighted average shares outstanding for basic and diluted loss per share	171.2	143.9	141.4

The accompanying notes form an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Consolidated Statements of Comprehensive Loss

	Year Ended
(in millions)	December 31, 2018	December 31, 2017	December 31, 2016

Net loss	$(185.8)	$(221.3)	$(434.6)
Other comprehensive (loss) income, net of tax:
Designated hedge (losses) gains	(5.7)	2.2	19.9
Defined benefit plan actuarial gains (losses)	0.8	4.7	(10.9)
Foreign currency translation	(62.3)	54.4	(85.3)
Total other comprehensive (loss) income	(67.2)	61.3	(76.3)

Total comprehensive loss	$(253.0)	$(160.0)	$(510.9)

Less: Comprehensive (loss) income attributable to non-controlling interests	—	—	(0.7)

Comprehensive loss attributable to the Company	$(253.0)	$(160.0)	$(510.2)

The accompanying notes form an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Consolidated Statement of Changes in Equity

					Accumulated Other Comprehensive Income (Loss)
(in millions)	Ordinary Shares	Ordinary Shares ($)	Additional Paid-in Capital	Accumulated Deficit	Unrealized Hedging (Losses) Gains	Foreign Currency Translation	Defined Benefit Plans	Total Accumulated Other Comprehensive Loss, net of tax	Total Equity	Non- Controlling Interests	Total Equity
Balance as of December 31, 2015	139.5	$1,394.9	$187.2	$(493.0)	$(2.5)	$(70.5)	$0.5	$(72.5)	$1,016.6	$9.0	$1,025.6
Acquisition and disposal of non-controlling interest	—	—	(11.4)	—	—	(2.4)	—	(2.4)	(13.8)	(8.3)	(22.1)
Share issuances	3.1	31.1	8.6	—	—	—	—	—	39.7	—	39.7
Net loss	—	—	—	(434.2)	—	—	—	—	(434.2)	(0.4)	(434.6)
Stock-based compensation	0.5	4.8	46.0	—	—	—	—	—	50.8	—	50.8
Foreign currency translation	—	—	—	—	—	(82.6)	—	(82.6)	(82.6)	(0.3)	(82.9)
Defined benefit plans actuarial gain	—	—	—	—	—	—	(11.0)	(11.0)	(11.0)	—	(11.0)
Unrealized gain on hedging instruments	—	—	—	—	31.0	—	—	31.0	31.0	—	31.0
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(11.1)	—	0.1	(11.0)	(11.0)	—	(11.0)

Balance as of December 31, 2016	143.1	$1,430.8	$230.4	$(927.2)	$17.4	$(155.5)	$(10.4)	$(148.5)	$585.5	$—	$585.5

Share issuances	1.3	13.9	3.7	—	—	—	—	—	17.6	—	17.6
Net loss	—	—	—	(221.3)	—	—	—	—	(221.3)	—	(221.3)
Stock-based compensation	0.7	6.6	47.7	—	—	—	—	—	54.3	—	54.3
Foreign currency translation	—	—	—	—	—	54.4	—	54.4	54.4	—	54.4
Defined benefit plans actuarial gain	—	—	—	—	—	—	2.3	2.3	2.3	—	2.3
Unrealized loss on hedging instruments	—	—	—	—	(14.6)	—	—	(14.6)	(14.6)	—	(14.6)
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	16.8	—	2.4	19.2	19.2	—	19.2
Other activity	—	—	2.0	—	—	—	—	—	2.0	—	2.0

Balance as of December 31, 2017	145.1	$1,451.3	$283.8	$(1,148.5)	$19.6	$(101.1)	$(5.7)	$(87.2)	$499.4	$—	$499.4

Capital reduction (see Note 1)	—	(1,436.7)	1,436.7	—	—	—	—	—	—	—	—
Adoption of new revenue accounting standard (see Note 5)	—	—	—	35.9	—	—	—	—	35.9	—	35.9
Share issuances	8.0	0.8	8.8	—	—	—	—	—	9.6	—	9.6
Net loss	—	—	—	(185.8)	—	—	—	—	(185.8)	—	(185.8)
Stock-based compensation	1.2	0.1	77.9	—	—	—	—	—	78.0	—	78.0
Foreign currency translation	—	—		—	—	(62.3)	—	(62.3)	(62.3)	—	(62.3)
Defined benefit plans actuarial gain	—	—	—	—	—	—	0.8	0.8	0.8	—	0.8
Unrealized gain on hedging instruments	—	—	—	—	7.5	—	—	7.5	7.5	—	7.5
Amounts reclassified from AOCI to the statement of operations	—	—	—	—	(13.2)	—	—	(13.2)	(13.2)	—	(13.2)
Proceeds from IPO and Concurrent Private Placement, net of underwriting and other expenses	62.3	6.2	987.4	—	—	—	—	—	993.6	—	993.6
Other activity	—	—	(3.4)	—	—	—	—	—	(3.4)	—	(3.4)

Balance as of December 31, 2018	216.6	$21.7	$2,791.2	$(1,298.4)	$13.9	$(163.4)	$(4.9)	$(154.4)	$1,360.1	$—	$1,360.1

The accompanying notes form an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Consolidated Statements of Cash Flows

	Year Ended
(in millions)	December 31, 2018	December 31, 2017	December 31, 2016
Cash flows from operating activities
Net loss	$(185.8)	$(221.3)	$(434.6)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	290.0	270.6	260.6
Impairment charges	2.7	—	2.6
Unrealized foreign exchange loss (gain)	8.4	(7.3)	(10.7)
Stock-based compensation	81.9	52.4	49.0
Loss on debt extinguishment	50.4	—	—
Amortization of debt issuance costs	12.5	16.5	12.6
Gain on pension curtailment	—	(10.0)	—
Fees incurred in conjunction with debt modification	—	—	(3.7)
Change in deferred taxes	(58.9)	(170.3)	(60.1)
Bad debt expense	21.7	3.9	11.9
Other non-cash operating activities	(3.6)	7.0	1.2
Changes in assets and liabilities:
Trade and other receivables	(235.5)	(173.4)	(146.9)
Income taxes payable	(19.6)	10.1	2.7
Prepaid expenses and other current assets	(26.9)	(17.6)	18.4
Other non-current assets	84.6	44.0	(137.6)
Accounts payable and accrued expenses	74.9	42.6	118.3
Accrued compensation	117.8	98.4	11.0
Other current and non-current liabilities	(216.8)	58.8	(29.8)

Net cash (used in) provided by operating activities	(2.2)	4.4	(335.1)

Cash flows from investing activities
Payment for property and equipment	(84.2)	(129.1)	(77.3)
Acquisitions of businesses, net of cash acquired	(35.5)	(99.9)	(57.1)
Sale of business, net of cash acquired	—	—	10.2
Acquisition of non-controlling interests	—	—	(17.3)
Investments in equity securities	(8.7)	—	—
Return of beneficial interest in a securitization	(85.0)	—	—
Collection on beneficial interest in a securitization	—	84.8	—
Other investing activities, net	(4.6)	1.0	3.8

Net cash used in investing activities	(218.0)	(143.2)	(137.7)

Cash flows from financing activities
Net proceeds from issuance of shares	9.0	23.4	39.8
Shares repurchased for payment of employee taxes on stock awards	(15.2)	(4.5)	(2.9)
Payment of contingent consideration	(22.3)	(8.4)	—
Proceeds from long-term borrowings	2,936.5	318.7	639.8
Repayment of borrowings	(3,133.2)	(150.3)	(313.5)
Debt issuance costs	(24.4)	(4.4)	—
Proceeds from initial public offering, net of underwriting	831.4	—	—
Proceeds from private placement	179.5	—	—
Payments of initial offering and private placement costs	(17.3)	—	—
Payment of finance lease liabilities	(10.8)	(9.1)	(6.7)
Other financing activities, net	(7.3)	2.3	—

Net cash provided by financing activities	725.9	167.7	356.5

Change in cash, cash equivalents and restricted cash	505.7	28.9	(116.3)
Cash, cash equivalents and restricted cash, beginning of the year	467.9	424.8	547.9
Effects of exchange rate fluctuations on cash, cash equivalents and restricted cash	(8.2)	14.2	(6.8)

Cash, cash equivalents and restricted cash, end of the year	$965.4	$467.9	$424.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Notes to Consolidated Financial Statements

Note 1: Organization and Business Overview

DTZ Jersey Holdings Limited, together with its subsidiaries, was formed on August 21, 2014, by investment funds affiliated with TPG Capital, L.P. (“TPG”), PAG Asia Capital Limited (“PAG”) and Ontario Teachers’ Pension Plan (“OTPP”) (collectively, the “Sponsors”). On November 5, 2014, DTZ Jersey Holdings Limited acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited (the “DTZ Acquisition”). On September 1, 2015, DTZ Jersey Holdings Limited acquired 100% of C&W Group, Inc. (“Cushman & Wakefield” or “C&W” and also defined as the “C&W Group merger”) for $1.9 billion.

On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited, a private limited company incorporated in England and Wales (the “Share Exchange”). On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc (together with its subsidiaries, “the Company,” “we,” “ours” and “us”). Following the Re-registration, the Company undertook a share consolidation of its outstanding ordinary shares (the “Share Consolidation”), which resulted in a proportional decrease in the number of ordinary shares outstanding as well as corresponding adjustments to outstanding options and restricted share units on a 10 for 1 basis. These financial statements have been retroactively adjusted to give effect to the Share Consolidation as it relates to all issued and outstanding ordinary shares and related per share amounts contained herein. The transactions described above are collectively referred to herein as the “Corporate Reorganization”.

On August 6, 2018, the Company completed an IPO of its ordinary shares in which it issued and sold 51.8 million ordinary shares at a price of $17.00 per share. On August 6 and 7, 2018, the Company completed a concurrent private placement (the “Concurrent Private Placement”) of its ordinary shares in which it sold 10.6 million shares to Vanke Service (Hong Kong) Co., Limited (“Vanke Service”) at a price of $17.00 per share. The IPO and Concurrent Private Placement resulted in net proceeds of approximately $1.0 billion after deducting offering fees and other direct incremental costs. Public trading in the Company’s ordinary shares began on August 2, 2018.

As of December 31, 2018, the Company operated from approximately 400 offices in 70 countries with approximately 51,000 employees. The Company’s business is focused on meeting the increasing demands of our clients across multiple service lines including Property, facilities and project management, Leasing, Capital markets and Valuation and other services. The Company primarily does business under the Cushman & Wakefield tradename.

Note 2: Summary of Significant Accounting Policies

a)    Basis of Presentation

The Company maintains its accounting records on the accrual basis of accounting and its Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements are presented in U.S. dollars.

b)    Principles of Consolidation

The accompanying Consolidated Financial Statements include the accounts of the Company and its consolidated subsidiaries, which include voting interest entities (“VOEs”) in which the Company has determined

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

it has a controlling financial interest in accordance with the provisions of Accounting Standards Codification (“ASC”) 810, Consolidations. The equity attributable to the non-controlling interests is shown separately in the accompanying consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated in consolidation. When applying principles of consolidation, management will identify whether an investee entity is a variable interest entity (“VIE”) or a VOE. For VOEs, the interest holder with control through majority ownership and majority voting rights consolidates the entity. The Company has determined that it does not have any material interests in VIEs.

Entities in which the Company has significant influence over the entity’s financial and operating policies, but does not control, are accounted for using the equity method. The Consolidated Financial Statements include the Company’s share of the income and expenses and equity movements of investees accounted for under the equity method, after adjustments to align the accounting policies with those of the Company, from the date that significant influence or joint control commences until the date that significant influence ceases. When the Company’s share of losses exceeds its interest in an investee accounted for under the equity method, the carrying amount of that interest (including any long-term loans) is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Company has an obligation to make or has made payments on behalf of the investee.

Investments in which the Company does not exert significant influence are accounted for at cost less any impairment in value. As of December 31, 2018 and 2017, the Company had investments classified under the equity method of accounting of $8.7 million and $7.9 million, respectively.

The Company also holds investments in privately-held companies that are classified as equity securities which are not required to be consolidated. As of December 31, 2018 and 2017, investments in equity securities without readily determinable fair values had a carrying value of approximately $14.6 million and $5.3 million, respectively, in Other non-current assets on the consolidated balance sheets. The Company did not recognize any investment related impairment losses during the years ended December 31, 2018 and 2017, respectively.

c)    Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions about future events that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to estimates and assumptions include, but are not limited to, the valuation of assets acquired and liabilities assumed in business combinations, including contingent consideration; the fair value of derivative instruments; the fair value of the Company’s defined benefit plan assets and obligations; the fair value of awards granted under stock-based compensation plans; valuation allowances for income taxes; self-insurance program liabilities; uncertain tax positions; probability of meeting performance conditions in share-based awards; impairment assessments related to goodwill, intangible assets and other long-lived assets and variable consideration subject to accelerated revenue recognition.

Although these estimates and assumptions are based on management’s judgment and best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates. Estimates and underlying assumptions are evaluated on an ongoing basis and adjusted, as needed, using historical experience and other factors, including the current economic environment. Market factors, such as illiquid credit markets, volatile equity markets and foreign currency fluctuations can increase the uncertainty in such estimates and assumptions. The effects of such adjustments are reflected in the Consolidated Financial Statements in the periods in which they are determined.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

d)    Revenue Recognition

Under current revenue recognition, revenue is recognized upon transfer of control of promised services to clients in an amount that reflects the consideration the Company expects to receive in exchange for those services.

Under legacy revenue recognition, revenue is recognized when all of the following criteria is met: (1) persuasive evidence of an arrangement exists; (2) services have been rendered; (3) the amount is fixed or determinable; and (4) collectability is reasonably assured.

The Company enters into contracts and earns revenue from its Property, facilities and project management, Leasing, Capital markets and Valuation and other service lines. Revenue is recognized net of any taxes collected from customers.

A performance obligation is a promise in a contract to transfer a distinct service or a series of distinct services to the client and is the unit of account in Topic 606. A contract’s transaction price is allocated to each performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company allocates the contract’s transaction price to each performance obligation using the best estimate of the standalone selling price of each distinct service in the contract.

Nature of Services

Property, facilities and project management

Fees earned from the delivery of the Company’s Property, facilities and project management services are recognized over time when earned under the provisions of the related agreements and are generally based on a fixed recurring fee or a variable fee, which may be based on hours incurred, a percentage mark-up on actual costs incurred or a percentage of monthly gross receipts. The Company may also earn additional revenue based on certain qualitative and quantitative performance measures, which can be based on certain key performance indicators. This additional revenue is recognized over time when earned as the performance obligation is satisfied and the fees are not deemed probable of significant reversal in future periods. Under legacy revenue recognition, revenue is recognized when the obligation is completed, the fees are fixed and determinable and fees are deemed collectible.

When accounting for reimbursements of third-party expenses incurred on a client’s behalf, the Company determines whether it is acting as a principal or an agent in the arrangement. When the Company is acting as a principal, the Company’s revenue is reported on a gross basis and comprises the entire amount billed to the client and reported cost of services includes all expenses associated with the client. When the Company is acting as an agent, the Company’s fee is reported on a net basis as revenue for reimbursed amounts is netted against the related expenses. Within Topic 606, control of the service before transfer to the customer is the focal point of the principal versus agent assessments. The Company is a principal if it controls the services before they are transferred to the client. Under legacy revenue recognition, the assessment of being the primary obligor of the service is the focal point of the principal versus agent assessments. The presentation of revenues and expenses pursuant to these arrangements under either a gross or net basis has no impact on Fee revenue, net loss or cash flows.

Leasing and Capital markets

The Company records commission revenue on real estate leases and sales at the point in time when the performance obligation is satisfied, which is generally upon lease execution or transaction closing. Terms and conditions of a commission agreement may include, but are not limited to, execution of a signed lease agreement and future contingencies, including tenant’s occupancy, payment of a deposit or payment of first month’s rent (or a combination thereof). The adoption of Topic 606 resulted in an acceleration of some revenues that are based, in

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

part, on future contingent events. For the revenues related to Leasing services, the Company’s performance obligation will typically be satisfied upon execution of a lease and the portion of the commission that is contingent on a future event will likely be recognized if deemed not subject to significant reversal, based on the Company’s estimates and judgments. The acceleration of the timing of revenue recognition also results in the acceleration of expense relating to the Company’s commission expense. Under legacy revenue recognition, we defer recognition of revenue and commissions contingent on future events until the respective contingencies have been satisfied.

Valuation and other services

Valuation and advisory fees are earned upon completion of the service, which is generally upon delivery of a preliminary or final appraisal report. Consulting fees are recognized when earned under the provisions of the client contracts, which is generally upon completion of services.

If the Company has multiple contracts with the same customer, the Company assesses whether the contracts are linked or are separate arrangements. The Company considers several factors in this assessment, including the timing of negotiation, interdependence with other contracts or elements and pricing and payment terms. The Company and its customers typically view each contract as a separate arrangement, as each service has standalone value, selling prices of the separate services exist and are negotiated independently and performance of the services is distinct.

e)    Cost of Services

Cost of services includes commission expenses, employee costs and other third-party transaction-related costs incurred directly in connection with the generation of revenue.

f)    Advertising Costs

Advertising costs are expensed as incurred. For the years ended December 31, 2018, 2017 and 2016, advertising costs of $52.7 million, $54.7 million and $48.2 million respectively, were included in Operating, administrative and other expenses in the consolidated statements of operations.

g)    Debt Issuance Costs, Premiums and Discounts

Debt issuance costs, premiums and discounts are amortized into Interest expense over the terms of the related loan agreements using the effective interest method. Debt issuance costs, premiums and discounts related to non-revolving debt are presented on the consolidated balance sheets as a direct deduction from the carrying value of the associated debt liability. Debt issuance costs related to revolving credit facilities are presented on the consolidated balance sheets as Other non-current assets.

Refer to Note 9: Long-term Debt and Other Borrowings for additional information on debt issuance costs.

h)    Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the new rate is enacted. A valuation allowance is established against deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized in the future.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

In determining the amount of current and deferred tax, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. New information may become available that causes the Company to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

The provision for income taxes comprises current and deferred income tax expense and is recognized in the consolidated statements of operations. To the extent that the income taxes are for items recognized directly in equity, the related income tax effects are recognized in equity.

Refer to Note 12: Income Taxes for additional information on income taxes.

i)    Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and highly-liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates fair value. Checks issued but not presented to banks may result in book overdraft balances for accounting purposes, which are classified within short-term borrowings and the change as a component of financing cash flows. The Company also manages certain cash and cash equivalents as an agent for its property and facilities management clients. These amounts are not included in the accompanying consolidated balance sheets.

Restricted cash

Included in the accompanying consolidated balance sheets within Prepaid expenses and other current assets is restricted cash of $70.1 million and $62.3 million as of December 31, 2018 and 2017, respectively. These balances primarily consist of legally restricted deposits related to contracts entered into with others, including clients, in the normal course of business.

j)    Trade and Other Receivables

Trade and other receivables are presented on the consolidated balance sheets net of estimated uncollectable amounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on historical experience and other currently available information. The allowance reflects the Company’s best estimate of collectability risks on outstanding receivables.

Accounts Receivable Securitization Program

In March 2017, the Company entered into a revolving trade accounts receivables securitization program, which it has been amended from time to time (“A/R Securitization“). The Company records the transactions as sales of receivables, derecognizes such receivables from its Consolidated Financial Statements and records a receivable for the deferred purchase price of such receivables.

Refer to Note 16: Fair Value Measurements and Note 17: Accounts Receivable Securitization for additional information about the A/R Securitization.

k)    Concentration of Credit Risk

Concentrations that potentially subject the Company to credit risk consist principally of trade receivables. Exposure to credit risk is influenced by the individual characteristics of each customer. New customers are analyzed individually for creditworthiness, considering credit ratings where available, financial position, past experience and other factors. The risk associated with this concentration is limited due to ongoing monitoring and the large number and geographic dispersion of customers.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

l)    Property and Equipment

Property and equipment is stated at cost, net of accumulated depreciation, or in the case of capital leases, at the present value of the future minimum lease payments. Costs include expenditures that are directly attributable to the acquisition of the asset and costs incurred to prepare the asset for its intended use. Direct costs for internally developed software are capitalized during the application development stage. All costs during the preliminary project stage are expensed as incurred. The costs capitalized include consulting, licensing and direct labor costs and are amortized upon implementation of the software in production over the useful life of the software.

Repair and maintenance costs are expensed as incurred.

Depreciation of property and equipment is computed on a straight-line basis over the asset’s estimated useful life. Assets held under capital leases are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. The Company’s estimated useful lives are as follows:

Furniture and equipment	3 to 20 years
Leasehold improvements	2 to 19 years
Equipment under capital lease	Shorter of lease term or asset useful life
Software	1 to 10 years

The Company evaluates the reasonableness of the useful lives of property and equipment at least annually.

In addition, the Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If this review indicates that such assets are impaired, the impairment is recognized in the period the changes occur and represent the amount by which the carrying value exceeds the fair value.

m)    Goodwill and Other Intangible Assets

Acquired identifiable assets, liabilities and any non-controlling interests are recorded at fair value at the date of acquisition. Any excess of the cost of the business combination over the fair value of those assets and liabilities is recognized as goodwill on the consolidated balance sheets.

Goodwill and indefinite-lived intangible assets are not amortized and are stated at cost. Definite-lived intangible assets are stated at cost less accumulated amortization.

Amortization of definite-lived intangible assets is recognized in the consolidated statements of operations on a straight-line basis over the estimated useful lives of intangible assets. The Company evaluates the reasonableness of the useful lives of these intangibles at least annually.

n)    Impairment of Long-lived Assets

Goodwill and indefinite-lived intangible assets are tested for impairment annually, or more frequently if events or changes in circumstances indicate that they may be impaired.

On an annual basis, the Company assesses whether the fair value of a reporting unit (“RU”) is less than its carrying amount by performing a qualitative assessment (“step zero”) or quantitative assessment. The Company can either elect to perform the step zero assessment first and then proceed with the quantitative impairment test if it is more likely than not that the fair value of the RU is less than its carrying amount, or the Company can perform just the quantitative assessment. If the Company determines the quantitative impairment

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

test is required, the estimated fair value of the RU is compared to its carrying amount, including goodwill. If the estimated fair value of a RU exceeds its carrying value, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, an impairment loss is recognized equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill.

The Company has elected an annual goodwill impairment assessment date of October 1, and for the impairment test performed on October 1, 2018, the Company concluded that there were no indications of impairment.

The Company records an impairment loss for other definite and indefinite-lived intangible assets if the fair value of the asset is less than the asset’s carrying amount. No material impairments of intangible assets were recognized during any of the periods presented. Refer to Note 6: Goodwill and Other Intangible Assets for additional information regarding the Company’s intangible assets.

o)    Accrued Claims and Settlements

The Company is subject to various claims and contingencies related to lawsuits. A liability is recorded for claims and legal costs when risk of loss is probable and estimable.

The Company self-insures for various risks, including workers’ compensation and medical in some states. A liability is recorded for the Company’s obligations for both reported and incurred but not reported (“IBNR”) insurance claims through assessments based on prior claims history. In addition, in the U.S. and Canada, the Company is self-insured against errors and omissions (“E&O”) claims through a primary insurance layer provided by its 100%-owned, consolidated, captive insurance subsidiary, Nottingham Indemnity, Inc., and an excess layer provided through a third-party insurance carrier. See Note 14: Commitments and Contingencies for additional information.

p)    Derivatives and Hedging Activities

From time to time, the Company enters into derivative financial instruments, including foreign exchange forward contracts and interest rate swap or cap agreements, to manage its exposure to foreign exchange rate and interest rate risks. The Company views derivative financial instruments as a risk management tool and, accordingly, does not use derivatives for trading or speculative purposes. Derivatives are initially recognized at fair value at the date the derivative contracts are executed and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in the consolidated statements of operations immediately unless the derivative is designated and effective as a hedging instrument, in which case hedge accounting is applied. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in Other comprehensive income/(loss), net of applicable income taxes and accumulated in equity at that time, remains in equity and is recognized when the forecasted transaction is ultimately recognized in earnings. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in earnings.

Refer to Note 8: Derivative Financial Instruments and Hedging Activities for additional information on derivative instruments.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

q)    Comprehensive Income (Loss)

Comprehensive income (loss) comprises net income and changes in equity that are excluded from net income, such as foreign currency translation adjustments, unrealized actuarial gains and losses relating to the defined benefit pension plans, and unrealized gains and losses on derivatives designated as cash flow and net investment hedges, included related tax effects.

r)    Foreign Currency Transactions

Foreign currency transactions are recorded in the functional currency at the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are recorded in the functional currency at the foreign exchange rate at that date, which may result in a foreign currency gain or loss.

Foreign currency gains or losses are recognized in the consolidated statements of operations, except for differences arising on the retranslation of a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in Other comprehensive income/(loss) and accumulated within equity. For the years ended December 31, 2018, 2017 and 2016, foreign currency transactions resulted in losses of $5.6 million and gains of $2.6 million and $6.1 million, respectively, and were recognized within Cost of services and Operating, administrative, and other expenses in the consolidated statements of operations.

Foreign Currency Translation

The assets and liabilities of foreign operations are translated into U.S. dollars at the balance sheet date. Income and expense items are translated at the monthly average rates. Translation adjustments are included in Accumulated other comprehensive income (loss).

s)    Leases

The Company enters into various leasing arrangements in which it is the lessee. For operating leases, lease expense is recorded on a straight-line basis over the non-cancellable lease term. Lease incentives received are offset against the total lease expense and recognized over the lease term on a straight-line basis. Deferred lease incentive liabilities were $7.7 million and $6.0 million included in Other current liabilities and $44.6 million and $49.2 million included in Other non-current liabilities as of December 31, 2018 and 2017, respectively. Capital leases are recorded at the lower of the fair value of the leased asset or the present value of future minimum lease payments. Minimum lease payments are apportioned between the interest charge and reduction of the outstanding liability. Refer to Note 14: Commitments and Contingencies for additional information on leases.

t)    Share-based Payments

The Company grants stock options and restricted stock awards to employees under both the Management Equity Investment and Incentive Plan (“MEIP”), and the 2018 Omnibus Plans. The grant date fair value of awards granted to employees is recognized as compensation expense using the straight-line vesting method over the vesting period, with a corresponding increase in equity or liabilities, depending on the balance sheet classification. The Company also from time to time, grants such awards to non-employees. Such awards are accordingly marked-to-market at the end of each reporting period.

Refer to Note 13: Stock-based Payments for additional information on the Company’s stock-based compensation plans.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

u)    Employee Benefits

The Company’s defined benefit pension plans are actuarially evaluated, incorporating various critical assumptions including the discount rate and the expected rate of return on plan assets. Any difference between actual and expected plan experience, including asset return experience, in excess of a 10% corridor is recognized in net periodic pension cost over the expected average employee future service period. Other assumptions involve demographic factors such as retirement age, mortality, attrition and the rate of compensation increases. The Company evaluates these assumptions annually and modifies them as appropriate.

Refer to Note 10: Employee Benefits for additional information on actuarial assumptions.

v)    Recently Issued Accounting Pronouncements

The Company has adopted the following new accounting standards that have been recently issued:

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board issued a converged standard on recognition of revenue from contracts with customers, Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (together with all subsequent amendments, “Topic 606”), which replaced most existing revenue recognition guidance under U.S. GAAP. The core principle of Topic 606 requires companies to reevaluate when revenue is recorded on a transaction based upon newly defined criteria, either at a point in time or over time as goods or services are delivered. Topic 606 requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates, and changes in those estimates.

The Company adopted Topic 606 effective January 1, 2018 using the modified retrospective transition approach. Refer to Note 5: Revenue for the impact the adoption of these standards had on the Company’s financial statements and related disclosures.

Stock Compensation

In May 2017, the FASB issued ASU No. 2017-09, Scope of Modification Accounting (Topic 718). The ASU amends the scope of modification accounting for stock-based payment awards. Under the new guidance, modification accounting is required only if the fair value, vesting conditions or classification of the award (as equity or liability) changes as a result of the change in terms. The Company adopted this standard effective January 1, 2018 on a prospective basis, with no material impact on its financial statements or related disclosures.

Pension Cost

In March 2017, the FASB issued ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost. The new guidance is intended to classify costs according to their nature and better align the effect of defined benefit plans on operating income with International Financial Reporting Standards. The ASU also provides additional direction on the components eligible for capitalization. The new guidance is required to be applied retrospectively for the change in income statement presentation, while the change in capitalized benefit cost is to be applied prospectively. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. The Company adopted this standard effective January 1, 2018 on a retrospective basis, reclassifying net periodic pension costs other than service cost to Other income, net. This standard had an immaterial impact on the audited consolidated statements of operations for the years ended December 31, 2018 and 2017.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Business Combinations

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations: Clarifying the Definition of a Business (Topic 805). The new guidance provides that when substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset is not a business. The Company adopted this standard effective January 1, 2018 on a prospective basis, with no material impact on the Company’s financial statements and related disclosures.

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The new guidance is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The ASU requires the classification of eight specific cash flow issues identified under ASC 230 to be presented as either financing, investing or operating, or some combination thereof, depending upon the nature of the issue. The new guidance is required to be adopted retrospectively for all of the issues identified to each period presented. The ASU is effective for public companies for fiscal years beginning after December 15, 2017. The Company adopted this standard effective January 1, 2018 on a retrospective basis.

As a result of adoption, for the year ended December 31, 2017, the Company classified a cash inflow of $85.0 million as investing activities within the audited consolidated statement of cash flows and classified $41.9 million as Non-cash investing activities as disclosed in Note 18: Supplemental Cash Flow Information related to the Company’s Accounts Receivable Securitization program (the “A/R Securitization”). Refer to Note 17: Accounts Receivable Securitization for additional information. The other changes required by ASU No. 2016-15 were immaterial to the statement of cash flows.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The new guidance requires restricted cash to be presented with cash and cash equivalents in the statement of cash flows. The ASU is required to be adopted retrospectively and is effective for public companies for fiscal years beginning after December 15, 2017. The Company’s restricted cash balances are presented in the consolidated balance sheets within Prepaid expenses and other current assets. Under the new guidance, changes in the Company’s restricted cash will be classified as either operating activities or investing activities in the consolidated statements of cash flows, depending on the nature of the activities that gave rise to the restriction. The Company adopted this standard effective January 1, 2018 using the retrospective transition method.

Intangibles — Internal-Use Software

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40). The ASU clarifies and aligns the accounting for implementation costs for hosting arrangements with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company has early adopted this standard effective July 1, 2018 on a prospective basis, with no material impact on its financial statements and related disclosures.

The following recently issued accounting standards are not yet required to be reflected in the Consolidated Financial Statements of the Company:

Leases

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The ASU will replace most existing lease guidance under U.S. GAAP when it becomes effective. The new guidance requires a lessee to

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record a right of use (“ROU”) asset and a corresponding lease liability on the balance sheet for all leases with terms longer than 12 months. Companies will recognize expenses for real estate related leases on the statements of operations in a manner similar to current accounting guidance and, for lessors, the guidance remains substantially similar to current U.S. GAAP.

In July 2018, the FASB issued two additional amendments that affect the guidance issued in ASU 2016-02 as described in the following updates ASU 2018-10, Codification Improvements to Topic 842, Leases and ASU 2018-11, Leases (Topic 842): Targeted Improvements. The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in ASU 2016-02. The amendments in ASU 2018-11 provide an alternative (and optional) transition method that allows entities to apply the transition provisions in ASU 2016-02 at the adoption date instead of at the earliest comparative period presented in the financial statements. The Company is electing to use the optional transition method. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018, with early adoption permitted. Upon adoption, the Company will not revise comparative financial statements or disclosures.

The Company has completed the identification of the operating lease portfolio, which is primarily comprised of real estate, motor vehicle and IT equipment leases. Upon adoption, the Company expects to recognize operating lease ROU assets ranging from $515.0 million to $565.0 million and lease liabilities ranging from $595.0 million to $645.0 million. In addition, the Company has made accounting policy elections for certain practical expedients offered by the new guidance, such as the practical expedients to not reassess lease classification, lease term or initial direct costs for the existing lease portfolio, as well as to not separate lease and non-lease components and to exclude short-term leases from the ROU assets and lease liabilities. Furthermore, the Company will utilize the portfolio approach in selecting the discount rate used to discount future minimum lease payments for the calculation of the ROU assets and operating lease liabilities for certain equipment leases.

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326), which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses. The new guidance is intended to improve information about the expected credit losses on financial instruments. The ASU is required to be applied through a modified-retrospective approach through a cumulative-effect adjustment to Retained earnings as of the beginning of the first reporting period in which the guidance is effective. The new guidance is effective for public companies for the fiscal years beginning after December 15, 2019. Early adoption is permitted as of the fiscal year beginning after December 31, 2018. The Company is currently evaluating the effect the guidance will have on its Consolidated Financial Statements.

Derivatives and Hedging

In August 2017, the FASB issued ASU No. 2017-12, Targeted Improvements to Accounting for Hedging Activities (Topic 815). The new guidance eliminates the requirement to separately measure and report hedge ineffectiveness and is intended to reduce the complexity of applying hedge accounting by simplifying the designation and measurement of hedging instruments. The ASU is required to be applied retrospectively to eliminate the separate measurement of ineffectiveness through a cumulative-effect adjustment to Accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. The ASU is effective for public companies for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its Consolidated Financial Statements.

Income Taxes

In February 2018, the FASB issued ASU No. 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The new guidance allows a reclassification from accumulated other comprehensive income to retained earnings

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for any stranded tax effects resulting from the H.R. 1, Tax Cuts and Jobs Act (“the Tax Act”) that was enacted on December 22, 2017. The new guidance is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018. The ASU will not have a material impact on the Company’s financial statements and related disclosures.

Stock Compensation

In June 2018, the FASB issued ASU No. 2018-07, Compensation — Stock Compensation: Improvements to Nonemployee Share-Based Payment Accounting (Topic 718). The ASU supersedes ASC 505-50, Equity-Based Payments to Non-Employees and expands the scope of Topic 718 to include stock-based payments granted to non-employees. Under the new guidance, the measurement date and performance and vesting conditions for stock-based payments to non-employees are aligned with those of employees, most notably aligning the award measurement date with the grant date of an award. The new guidance is required to be adopted using the modified retrospective transition approach and is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect, if any, that the ASU will have on its financial statements and related disclosures.

Fair Value

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements in Topic 820 by removing certain disclosure requirements related to the fair value hierarchy, modifying existing disclosure requirements related to measurement uncertainty and adding new disclosure requirements, such as disclosing the changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and disclosing the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company is currently evaluating the effect, if any, that the ASU will have on its financial statements and related disclosures.

Retirement Benefit Plans

In August 2018, the FASB issued ASU 2018-14, Compensation — Retirement Benefits — Defined Benefit Plans — General (Topic 715-20): Disclosure Framework — Changes to the Disclosure Requirements for Defined Benefit Plans. The ASU modifies the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2020. The Company is currently evaluating the effect, if any, that the ASU will have on its financial statements and related disclosures.

Consolidation

In October 2018, the FASB issued ASU 2018-17, Targeted Improvements to Related Party Guidance for Variable Interest Entities Consolidation (Topic 810). This ASU amends the guidance surrounding the assessment and consolidation of variable interest entities. This ASU is effective for public companies for annual reporting periods and interim periods within those annual periods beginning after December 15, 2019. The Company is currently evaluating the effect, if any, that the ASU will have on its financial statements and related disclosures.

w)    Change in Accounting Principle — Stock-based Compensation

In the fourth quarter of 2018, the Company changed its policy for recognizing stock-based compensation expense for awards with service conditions only from the graded attribution method to the straight-line attribution method. The Company views these awards as single awards and believes that the straight-line

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

method of accounting more accurately reflects the pattern of service provided by the employee. Additionally, based on research and analysis, the Company believes the straight-line attribution method for stock-based compensation expense for service condition-only awards is the predominant method used in its industry. For these reasons, the Company has concluded that the straight-line attribution method for stock-based compensation is a preferable accounting policy in accordance with ASC 250, Accounting Changes and Error Corrections. We have applied this change retrospectively adjusting all periods presented.

The following tables present the effect of the change in accounting policy and its impact on key components of the Company’s consolidated financial statements:

	Year ended December 31, 2018
	As Computed Under Graded Attribution Method	As Computed Under Straight-line Attribution Method	Effect of Change
Revenue	$8,219.9	$8,219.9	$—
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	6,640.0	6,642.4	(2.4)
Operating, administrative and other	1,278.2	1,271.1	7.1
Depreciation and amortization	290.0	290.0	—
Restructuring, impairment and related charges	3.8	3.8	—

Total costs and expenses	8,212.0	8,207.3	4.7

Operating income	7.9	12.6	(4.7)
Interest expense, net of interest income	(228.8)	(228.8)	—
Earnings from equity method investments	1.9	1.9	—
Other income, net	3.5	3.5	—

Loss before income taxes	(215.5)	(210.8)	(4.7)
Benefit from income taxes	(26.1)	(25.0)	(1.1)

Net loss	(189.4)	$(185.8)	$(3.6)
Less: Net loss attributable to non-controlling interests	—	—	—

Net loss attributable to the Company	$(189.4)	$(185.8)	$(3.6)

Basic and diluted loss per share:
Loss per share attributable to common shareholders	$(1.11)	$(1.09)	$0.02
Weighted average shares outstanding for basic and diluted loss per share	171.2	171.2	—

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	Year ended December 31, 2017
	As Reported Under Graded Attribution Method	As Adjusted Under Straight-line Attribution Method	Effect of Change
Revenue	$6,923.9	$6,923.9	$—
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	5,639.6	5,639.8	(0.2)
Operating, administrative and other	1,155.4	1,156.1	(0.7)
Depreciation and amortization	270.6	270.6	—
Restructuring, impairment and related charges	28.5	28.5	—

Total costs and expenses	7,094.1	7,095.0	(0.9)

Operating loss	(170.2)	(171.1)	0.9
Interest expense, net of interest income	(183.1)	(183.1)	—
Earnings from equity method investments	1.4	1.4	—
Other income, net	11.0	11.0	—

Loss before income taxes	(340.9)	(341.8)	0.9
Benefit from income taxes	(120.4)	(120.5)	0.1

Net loss	$(220.5)	$(221.3)	$0.8

Basic and diluted loss per share:
Loss per share attributable to common shareholders	$(1.53)	$(1.54)	$(0.01)
Weighted average shares outstanding for basic and diluted loss per share	143.9	143.9	—

	Year ended December 31, 2016
	As Reported Under Graded Attribution Method	As Adjusted Under Straight-line Attribution Method	Effect of Change
Revenue	$6,215.7	$6,215.7	$—
Costs and expenses:
Cost of services (exclusive of depreciation and amortization)	5,076.7	5,067.8	8.9
Operating, administrative and other	1,159.7	1,150.6	9.1
Depreciation and amortization	260.6	260.6	—
Restructuring, impairment and related charges	32.1	32.1	—

Total costs and expenses	6,529.1	6,511.1	18.0

Operating loss	(313.4)	(295.4)	(18.0)
Interest expense, net of interest income	(171.8)	(171.8)	—
Earnings from equity method investments	5.9	5.9	—
Other income, net	2.4	2.4	—

Loss before income taxes	(476.9)	(458.9)	(18.0)
Benefit from income taxes	(27.4)	(24.3)	(3.1)

Net loss	(449.5)	$(434.6)	$(14.9)
Less: Net loss attributable to non-controlling interests	(0.4)	(0.4)	—

Net loss attributable to the Company	$(449.1)	$(434.2)	$(14.9)

Basic and diluted loss per share:
Loss per share attributable to common shareholders	$(3.18)	$(3.07)	$0.11
Weighted average shares outstanding for basic and diluted loss per share	141.4	141.4	—

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	As of December 31, 2018
	As Computed Under Graded Attribution Method	As Computed Under Straight-line Attribution Method	Effect of Change
Deferred tax assets	$89.6	$84.0	$5.6

Shareholders’ Equity:
Ordinary shares	$21.7	$21.7	$—
Additional paid-in capital	2,817.0	2,791.2	25.8
Accumulated deficit	(1,318.6)	(1,298.4)	(20.2)
Accumulated other comprehensive loss	(154.4)	(154.4)	—

Total equity	1,365.7	$1,360.1	$5.6

	As of December 31, 2017
	As Reported Under Graded Attribution Method	As Adjusted Under Straight-line Attribution Method	Effect of Change
Deferred tax assets	$71.1	$66.6	$4.5

Shareholders’ Equity:
Ordinary shares	$1,451.3	1,451.3	—
Additional paid-in capital	305.0	283.8	21.2
Accumulated deficit	(1,165.2)	(1,148.5)	(16.7)
Accumulated other comprehensive loss	(87.2)	(87.2)	—

Total equity	$503.9	$499.4	$4.5

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

As a result of the change in accounting principle, additional paid-in capital and accumulated deficit as of January 1, 2016 decreased from $191.2 million and $495.6 million, respectively, as originally reported using the graded attribution method, to $187.2 million and $493.0 million, respectively, using the straight-line method.

	Year ended December 31, 2018
	As Computed Under Graded Attribution Method	As Computed Under Straight-line Attribution Method	Effect of Change
Cash flows from operating activities
Net loss	$(189.4)	$(185.8)	$(3.6)
Reconciliation of net loss to net cash used in operating activities:
Depreciation and amortization	290.0	290.0	—
Impairment charges	2.7	2.7	—
Unrealized foreign exchange loss (gain)	8.4	8.4	—
Stock-based compensation	86.6	81.9	4.7
Loss on debt extinguishment	50.4	50.4	—
Amortization of debt issuance costs	12.5	12.5	—
Change in deferred taxes	(60.0)	(58.9)	(1.1)
Bad debt expense	21.7	21.7	—
Other non-cash operating activities	(3.6)	(3.6)	—
Changes in assets and liabilities:			—
Trade and other receivables	(235.5)	(235.5)	—
Income taxes payable	(19.6)	(19.6)	—
Prepaid expenses and other current assets	(26.9)	(26.9)	—
Other non-current assets	84.6	84.6	—
Accounts payable and accrued expenses	74.9	74.9	—
Accrued compensation	117.8	117.8	—
Other current and non-current liabilities	(216.8)	(216.8)	—

Net cash used in operating activities	$(2.2)	$(2.2)	$—

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	Year ended December 31, 2017
	As Reported Under Graded Attribution Method	As Adjusted Under Straight-line Attribution Method	Effect of Change
Cash flows from operating activities
Net loss	$(220.5)	$(221.3)	$0.8
Reconciliation of net loss to net cash used in operating activities:			—
Depreciation and amortization	270.6	270.6	—
Unrealized foreign exchange loss (gain)	(7.3)	(7.3)	—
Stock-based compensation	51.4	52.4	(1.0)
Amortization of debt issuance costs	16.5	16.5	—
Gain on pension curtailment	(10.0)	(10.0)	—
Change in deferred taxes	(170.1)	(170.3)	0.2
Bad debt expense	3.9	3.9	—
Other non-cash operating activities	7.0	7.0	—
Changes in assets and liabilities:			—
Trade and other receivables	(173.4)	(173.4)	—
Income taxes payable	10.1	10.1	—
Prepaid expenses and other current assets	(17.6)	(17.6)	—
Other non-current assets	44.0	44.0	—
Accounts payable and accrued expenses	42.6	42.6	—
Accrued compensation	98.4	98.4	—
Other current and non-current liabilities	58.8	58.8	—

Net cash used in operating activities	$4.4	$4.4	$—

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	Year ended December 31, 2016
	As Reported Under Graded Attribution Method	As Adjusted Under Straight-line Attribution Method	Effect of Change
Cash flows from operating activities
Net loss	(449.5)	$(434.6)	$(14.9)
Reconciliation of net loss to net cash used in operating activities:			—
Depreciation and amortization	260.6	260.6	—
Impairment charges	2.6	2.6	—
Unrealized foreign exchange loss (gain)	(10.7)	(10.7)	—
Stock-based compensation	66.9	49.0	17.9
Amortization of debt issuance costs	12.6	12.6	—
Fees incurred in conjunction with debt modification	(3.7)	(3.7)	—
Change in deferred taxes	(63.1)	(60.1)	(3.0)
Bad debt expense	11.9	11.9	—
Other non-cash operating activities	1.2	1.2	—
Changes in assets and liabilities:			—
Trade and other receivables	(146.9)	(146.9)	—
Income taxes payable	2.7	2.7	—
Prepaid expenses and other current assets	18.4	18.4	—
Other non-current assets	(137.6)	(137.6)	—
Accounts payable and accrued expenses	118.3	118.3	—
Accrued compensation	11.0	11.0	—
Other current and non-current liabilities	(29.8)	(29.8)	—

Net cash used in operating activities	$(335.1)	$(335.1)	$—

Note 3: Segment Data

The Company reports its operations through the following segments: (1) Americas, (2) EMEA and (3) APAC. The Americas consists of operations located in the United States, Canada and key markets in Latin America. EMEA includes operations in the UK, France, Netherlands and other markets in Europe and the Middle East. APAC includes operations in Australia, Singapore, China and other markets in the Asia Pacific region. For segment reporting, gross contract costs are excluded from revenue in determining “Fee revenue”. Additionally, pursuant to business combination accounting rules, certain Fee revenue that was deferred by the acquiree may be recorded as a receivable on the acquisition date by the Company. Such contingent Fee revenue is recorded for segment reporting as an acquisition accounting adjustment to reflect the revenue recognition of the Company absent the application of acquisition accounting.

Corporate expenses are allocated to the segments based upon Fee revenue of each segment. Gross contract costs are excluded from operating expenses in determining “Fee-based operating expenses”.

Adjusted EBITDA is the profitability metric reported to the chief operating decision maker (“CODM”) for purposes of making decisions about allocation of resources to each segment and assessing performance of each segment. Adjusted EBITDA excludes depreciation and amortization, interest expense, net of interest income, income taxes, as well as integration and other costs related to acquisitions, expenses related to the Cassidy Turley deferred payment obligation (the “DPO”; refer to Note 13: Stock-based Payments for further discussion), stock-based compensation for plans enacted before the Company’s IPO (“pre-IPO stock-based compensation”) and other charges.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

As segment assets are not reported to or used by the CODM to measure business performance or allocate resources, total segment assets and capital expenditures are not presented below.

Summarized financial information by segment is as follows (in millions):

	Year Ended December 31,
Americas	2018	2017	2016
Total revenue	$5,724.7	$4,600.2	$4,124.3
Less: Gross contract costs	(1,684.5)	(1,023.4)	(851.4)
Acquisition accounting adjustments	2.5	20.0	30.6

Total Fee revenue	$4,042.7	$3,596.8	$3,303.5

Service lines:
Property, facilities and project management	$1,698.6	$1,638.3	$1,445.4
Leasing	1,481.6	1,244.6	1,140.7
Capital markets	699.4	530.4	536.2
Valuation and other	163.1	183.5	181.2

Total Fee revenue	$4,042.7	$3,596.8	$3,303.5

Segment operating expenses	$5,276.9	$4,275.1	$3,843.8
Less: Gross contract costs	(1,684.5)	(1,023.4)	(851.4)

Total Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4

Adjusted EBITDA	$450.3	$344.6	$311.6

	Year Ended December 31,
EMEA	2018	2017	2016
Total revenue	$999.8	$863.3	$755.5
Less: Gross contract costs	(111.9)	(81.3)	(65.0)
Acquisition accounting adjustments	—	3.2	(0.8)

Total Fee revenue	$887.9	$785.2	$689.7

Service lines:
Property, facilities and project management	$262.1	$200.5	$172.9
Leasing	265.0	256.5	229.1
Capital markets	173.5	154.3	128.0
Valuation and other	187.3	173.9	159.7

Total Fee revenue	$887.9	$785.2	$689.7

Segment operating expenses	$896.5	$769.8	$670.9
Less: Gross contract costs	(111.9)	(81.3)	(65.0)

Total Fee-based operating expenses	$784.6	$688.5	$605.9

Adjusted EBITDA	$107.9	$108.8	$90.8

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

	Year Ended December 31,
APAC	2018	2017	2016
Total revenue	$1,495.4	$1,460.4	$1,335.9
Less: Gross contract costs	(475.4)	(522.6)	(489.6)
Acquisition accounting adjustments	—	—	0.3

Total Fee revenue	$1,020.0	$937.8	$846.6

Service lines:
Property, facilities and project management	$661.4	$649.7	$572.4
Leasing	174.1	149.7	129.1
Capital markets	86.7	55.8	66.6
Valuation and other	97.8	82.6	78.5

Total Fee revenue	$1,020.0	$937.8	$846.6

Segment operating expenses	$1,395.4	$1,386.1	$1,265.0
Less: Gross contract costs	(475.4)	(522.6)	(489.6)

Total Fee-based operating expenses	$920.0	$863.5	$775.4

Adjusted EBITDA	$100.9	$75.1	$72.4

Adjusted EBITDA is calculated as follows (in millions):

	Year Ended December 31,
	2018	2017	2016
Net loss attributable to the Company	$(185.8)	$(221.3)	$(434.2)
Add/(less):
Depreciation and amortization	290.0	270.6	260.6
Interest expense, net of interest income	228.8	183.1	171.8
Benefit from income taxes	(25.0)	(120.5)	(24.3)
Integration and other costs related to acquisitions	244.7	328.3	427.1
Pre-IPO stock-based compensation	63.4	27.1	23.2
Cassidy Turley deferred payment obligation	33.0	44.0	47.6
Other	10.0	17.2	3.0

Adjusted EBITDA	$659.1	$528.5	$474.8

Below is the reconciliation of consolidated operating expenses to Fee-based operating expenses (in millions):

	Year Ended December 31,
	2018	2017	2016
Total operating expenses	$8,207.3	$7,095.0	$6,511.1
Less: Gross contract costs	(2,271.8)	(1,627.3)	(1,406.0)

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Below is the reconciliation of Fee-based operating expenses by segment to Consolidated Fee-based operating expenses (in millions):

	Year Ended December 31,
	2018	2017	2016
Americas Fee-based operating expenses	$3,592.4	$3,251.7	$2,992.4
EMEA Fee-based operating expenses	784.6	688.5	605.9
APAC Fee-based operating expenses	920.0	863.5	775.4

Segment Fee-based operating expenses	5,297.0	4,803.7	4,373.7
Depreciation and amortization	290.0	270.6	260.6
Integration and other costs related to acquisitions (1)	242.1	305.1	397.0
Pre-IPO stock-based compensation	63.4	27.1	23.2
Cassidy Turley deferred payment obligation	33.0	44.0	47.6
Other	10.0	17.2	3.0

Fee-based operating expenses	$5,935.5	$5,467.7	$5,105.1

(1)

Represents integration and other costs related to acquisitions, comprised of certain direct and incremental costs resulting from acquisitions and related integration efforts, as well as costs related to restructuring programs. Excludes the impact of acquisition accounting revenue adjustments as these amounts do not impact operating expenses.

Geographic Information

Revenue in the table below is allocated based upon the country in which services are performed (in millions):

	Year Ended December 31,
	2018	2017	2016
United States	$5,403.6	$4,298.7	$3,854.4
Australia	589.5	711.3	630.0
United Kingdom	425.9	364.6	359.4
All other countries	1,800.9	1,549.3	1,371.9

	$8,219.9	$6,923.9	$6,215.7

The long-lived assets in the table below are comprised of property and equipment (in millions):

	As of December 31,
	2018	2017
United States	$216.9	$211.6
United Kingdom	40.5	30.3
All other countries	56.4	62.4

	$313.8	$304.3

Note 4: Earnings Per Share

Earnings (Loss) per Share (“EPS”) is calculated by dividing the Net earnings or loss attributable to shareholders by the weighted average shares outstanding. As the Company was in a loss position for all reported periods, the Company has determined all potentially dilutive shares would be anti-dilutive and therefore are excluded from the calculation of diluted weighted average shares outstanding. This results in the calculation of weighted average shares outstanding to be the same for basic and diluted EPS.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Potentially dilutive securities of approximately 12.2 million, 10.2 million and 8.6 million for the years ended December 31, 2018, 2017 and 2016, respectively, were not included in the computation of diluted EPS because their effect would have been anti-dilutive.

The following is a calculation of EPS (in millions, except per share amounts):

	Year Ended December 31,
	2018	2017	2016
Basic and Diluted EPS
Net loss attributable to shareholders	$(185.8)	$(221.3)	$(434.2)
Weighted average shares outstanding for basic and diluted loss per share	171.2	143.9	141.4

Basic and diluted loss per common share attributable to shareholders	$(1.09)	$(1.54)	$(3.07)

Note 5: Revenue

On January 1, 2018, the Company adopted and applied Topic 606 and all the related amendments to all contracts using the modified retrospective method. The Company recognized the cumulative effect on the consolidated balance sheet of applying the new revenue standard as an adjustment to the opening balance of Accumulated deficit of $35.9 million as of January 1, 2018. Comparative information continues to be reported under the accounting standards in effect for periods prior to 2018. The impact to revenue for the year ended December 31, 2018 was an increase of $432.8 million, which included an increase of $400.2 million related to reimbursed expenses due to implementation of the updated principal versus agent considerations in Topic 606 and the acceleration in the timing of revenue recognition related to variable consideration primarily for Leasing services of $32.6 million.

Contract Balances

The Company receives payments from customers based upon contractual billing schedules; accounts receivable are recorded when the right to consideration becomes unconditional. Contract assets include amounts related to the contractual right to consideration for completed performance not yet invoiced or able to be invoiced. Contract liabilities are recorded when cash payments are received in advance of performance, including amounts which are refundable. The Company had no material asset impairment charges related to contract assets in the period presented.

Changes in the contract assets and contract liabilities during the year are as follows (in millions):

Contract Assets
Balance as of December 31, 2017	$—
Contract assets recognized upon adoption	144.1
Contract assets from revenues earned, not yet invoiced	140.4
Contract assets transferred to accounts receivable	(98.1)

Balance as of December 31, 2018	$186.4

Contract Liabilities
Balance as of December 31, 2017	$46.4
Contract liabilities recognized upon adoption	—
Contract liabilities recognized for cash received in advance	607.7
Contract liabilities reduced due to revenue recognition criteria being satisfied	(587.3)

Balance as of December 31, 2018	$66.8

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Before the adoption of Topic 606, the Company had no contract assets recorded. The Company’s accounting for contract liabilities (deferred revenue) recorded as of December 31, 2017 was not affected by the adoption of Topic 606.

Of the total ending balances as of December 31, 2018, contract assets of $160.6 million and $25.8 million were recorded as Prepaid expenses and other current assets and Other non-current assets, respectively, in the consolidated balance sheets. As of December 31, 2018 and 2017, the above contract liabilities were recorded in Accounts payable and accrued expenses in the consolidated balance sheets.

Disaggregation of Revenue

The following tables disaggregate revenue by reportable segment and service line (in millions):

	Year Ended December 31, 2018
	Revenue recognition timing	Americas	EMEA	APAC	Total
Property, facilities and project management	Over time	$3,369.6	$371.1	$1,136.8	$4,877.5
Leasing	At a point in time	1,487.5	266.1	174.1	1,927.7
Capital markets	At a point in time	702.4	173.6	86.7	962.7
Valuation and other	At a point in time or over time	165.2	189.0	97.8	452.0

Total revenue		$5,724.7	$999.8	$1,495.4	$8,219.9

	Year Ended December 31, 2017
	Revenue recognition timing	Americas	EMEA	APAC	Total
Property, facilities and project management	Over time	$2,650.3	$278.6	$1,172.2	$4,101.1
Leasing	At a point in time	1,229.3	256.9	149.7	1,635.9
Capital markets	At a point in time	531.4	153.9	55.8	741.1
Valuation and other	At a point in time or over time	189.2	173.9	82.7	445.8

Total revenue		$4,600.2	$863.3	$1,460.4	$6,923.9

	Year Ended December 31, 2016
	Revenue recognition timing	Americas	EMEA	APAC	Total
Property, facilities and project management	Over time	$2,290.2	$235.7	$1,061.8	$3,587.7
Leasing	At a point in time	1,219.8	231.5	129.0	1,580.3
Capital markets	At a point in time	431.5	128.0	66.6	626.1
Valuation and other	At a point in time or over time	182.8	160.3	78.5	421.6

Total revenue		$4,124.3	$755.5	$1,335.9	$6,215.7

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Impact of New Revenue Guidance and Financial Statement Line Items

The following table compares the reported audited consolidated balance sheet as of December 31, 2018 and the audited consolidated statements of operations for the year ended December 31, 2018, as a result of the adoption of Topic 606 on January 1, 2018 compared to the pro forma presentation of each respective statement, which assumes the previous guidance remained in effect as of December 31, 2018 (in millions):

	Balance as of December 31, 2018
Balance Sheet	Balance Without Adoption of Topic 606	Adoption Impact	As Reported
Trade and other receivables	$1,410.7	$52.8	$1,463.5
Prepaid expenses and other current assets	182.8	160.6	343.4
Total current assets	2,529.9	213.4	2,743.3
Other non-current assets	463.7	25.8	489.5
Total assets	6,306.8	239.2	6,546.0
Accounts payable and accrued expenses	994.9	52.8	1,047.7
Accrued compensation	709.8	108.1	817.9
Total current liabilities	1,877.8	160.9	2,038.7
Deferred tax liabilities	119.3	17.1	136.4
Other non-current liabilities	347.7	18.9	366.6
Total liabilities	4,989.0	196.9	5,185.9
Accumulated deficit	(1,341.2)	42.8	(1,298.4)
Accumulated other comprehensive loss	(153.9)	(0.5)	(154.4)
Total equity	1,317.8	42.3	1,360.1
Total liabilities and shareholders’ equity	6,306.8	239.2	6,546.0

Total reported assets increased by $239.2 million due to a $160.6 million increase in Prepaid expenses and other assets and a $25.8 million increase in Other non-current assets in the consolidated balance sheets resulting from new contract assets recognized from acceleration of timing of revenue recognition, but contractually not able to be invoiced and $52.8 million due to an increase in client reimbursed receivables included in Trade and other receivables from contracts accounted for on a gross basis.

Total reported liabilities increased by $196.9 million primarily due to a $108.1 million increase related to accrued commissions and other employee related benefit payables related to the associated direct commissions resulting from the acceleration of the timing of revenues recognized, $52.8 million primarily related to the increase in client reimbursed payables related to contracts accounted for on a gross basis and $17.1 million for the net deferred tax liabilities as well as $18.9 million for Other non-current liabilities related to long-term accrued commissions.

	Year Ended December 31, 2018
Statement of Operations	Balance Without Adoption of Topic 606	Adoption Impact	As Reported
Revenue	$7,787.1	$432.8	$8,219.9
Cost of services	6,220.6	421.8	6,642.4
Total costs and expenses	7,785.5	421.8	8,207.3
Operating income	1.6	11.0	12.6
Loss before income taxes	(221.8)	11.0	(210.8)
Benefit for income taxes	(29.6)	4.6	(25.0)

Net loss	$(192.2)	$6.4	$(185.8)

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Total reported net loss was $6.4 million lower than the pro forma statement of operations for the year ended December 31, 2018. The decrease in net loss was due to the acceleration of the timing of revenue recognition in the Leasing service line.

The adoption of Topic 606 had offsetting impacts within the cash flows from operating activities of the consolidated statement of cash flows with no net impact on the Company’s cash flows from operations.

Practical Expedients and Exemptions

The Company incurs incremental costs to obtain new contracts across the majority of its service lines. As the amortization period of those expenses is 12 months or less, the Company expenses those incremental costs of obtaining the contracts in accordance with Topic 606.

Remaining performance obligations represent the aggregate transaction prices for contracts where the performance obligations have not yet been satisfied. In accordance with Topic 606, the Company does not disclose unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) variable consideration for services performed as a series of daily performance obligations, such as those performed within the Property, facilities and project management services lines. Performance obligations within these businesses represent a significant portion of the Company’s contracts with customers not expected to be completed within 12 months.

Note 6: Goodwill and Other Intangible Assets

The following table summarizes the changes in the carrying amount of goodwill for the year ended December 31, 2018 (in millions):

	Americas	EMEA	APAC	Total
Balance as of December 31, 2016	$1,155.8	$204.7	$248.1	$1,608.6
Acquisitions	93.8	20.9	—	114.7
Measurement period adjustments	(0.7)	(2.2)	—	(2.9)
Effect of movements in exchange rates and other	0.8	25.6	18.5	44.9

Balance as of December 31, 2017	$1,249.7	$249.0	$266.6	$1,765.3

Acquisitions	—	30.2	16.1	46.3
Measurement period adjustments	12.7	0.1	2.1	14.9
Effect of movements in exchange rates and other	(8.0)	(13.2)	(26.8)	(48.0)

Balance as of December 31, 2018	$1,254.4	$266.1	$258.0	$1,778.5

Portions of goodwill are denominated in currencies other than the U.S. dollar, therefore a portion of the movements in the reported book value of these balances is attributable to movements in foreign currency exchange rates.

The Company identified measurement period adjustments during the years ended December 31, 2018 and 2017 and adjusted the provisional goodwill amounts recognized.

For the years ended December 31, 2018, 2017 and 2016, the annual impairment assessment of goodwill has been completed resulting in no impairment, as estimated fair value of each of the identified reporting units was in excess of their carrying value.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The following tables summarize the carrying amounts and accumulated amortization of intangible assets (in millions):

		As of December 31, 2018
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,199.7	(637.1)	562.6
Other intangible assets	2 – 13	32.8	(13.2)	19.6

Total intangible assets		$1,778.5	$(650.3)	$1,128.2

		As of December 31, 2017
	Useful Life (in years)	Gross Value	Accumulated Amortization	Net Value
C&W trade name	Indefinite	$546.0	$—	$546.0
Customer relationships	1 – 15	1,211.5	(468.0)	743.5
Other intangible assets	2 – 13	26.9	(10.4)	16.5

Total intangible assets		$1,784.4	$(478.4)	$1,306.0

Amortization expense was $184.2 million, $180.2 million and $179.6 million for the years ended December 31, 2018, 2017 and 2016 respectively. The estimated annual future amortization expense for each of the years ending December 31, 2019 through December 31, 2023 is $180.3 million, $131.6 million, $47.0 million, $44.7 million and $41.2 million, respectively.

No material impairments of intangible assets were recorded for the years ended December 31, 2018, 2017 and 2016, respectively.

Note 7: Property and Equipment

Property and equipment consist of the following (in millions):

	As of December 31,
	2018	2017
Software	$189.9	$168.4
Plant and equipment	134.9	127.7
Leasehold improvements	205.8	170.2
Equipment under capital lease	43.6	29.8
Software under development	20.2	11.7
Construction in progress	12.2	11.7

	606.6	519.5
Less: Accumulated depreciation	(292.8)	(215.2)

Total property and equipment, net	$313.8	$304.3

Depreciation and amortization expense associated with property and equipment was $105.8 million, $90.4 million and $81.0 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Note 8: Derivative Financial Instruments and Hedging Activities

The Company is exposed to certain risks arising from both business operations and economic conditions, including interest rate risk and foreign exchange risk. To mitigate the impact of interest rate and foreign exchange risk, the Company enters into derivative financial instruments. The Company maintains the majority of its overall interest rate exposure on floating rate borrowings to a fixed-rate basis, primarily with interest rate swap agreements. The Company manages exposure to foreign exchange fluctuations primarily through short-term forward contracts.

Interest Rate Derivative Instruments

As of December 31, 2018, the Company’s active interest rate hedging instruments consist of four interest rate swap agreements designated as cash flow hedges, expiring in August 2025, further described below. The Company’s hedge asset balances as December 31, 2018 relate solely to these interest rate swaps.

During 2018, the Company made the below changes to its historical hedging program, which included terminating and monetizing all of its previous designated interest rate cash flow hedging instruments.

In February 2018, the Company elected to terminate and monetize eight interest rate cap agreements and received a $34.5 million cash settlement in exchange for its net hedge asset. Amounts relating to these terminated derivatives recorded in Accumulated other comprehensive income in the consolidated balance sheets will be amortized into earnings over the remaining life of the original contracts, which were scheduled to expire between October 2019 and August 2021. Subsequently, the Company entered into eight interest rate cap agreements with identical terms, one expiring October 2019, three expiring May 2021, one expiring July 2021 and three expiring August 2021.

In August 2018, the Company extinguished the 2014 Credit Agreements and as a result the Company de-designated hedge accounting on its eight interest rate cap and five interest rate swap agreements. Refer to Note 9: Long-term Debt and Other Borrowings for additional information. Subsequently, in September 2018, the Company elected to terminate its eight interest rate cap and five interest rate swap agreements, receiving a $9.6 million cash settlement in exchange for its net hedge asset. For the year ended December 31, 2018, the Company recognized a $0.7 million gain directly in earnings as a result of the changes in the fair value of the interest rate caps and interest rate swaps from the date of de-designation to the date of termination. Amounts relating to these terminated derivatives recorded in Accumulated other comprehensive loss in the consolidated balance sheets will be amortized into earnings over the remaining life of the original contracts, which were scheduled to expire between October 2019 and August 2021. As discussed above, subsequently, the Company entered into four interest rate swap agreements designated as cash flow hedges, expiring in August 2025.

The Company did not recognize any significant income or loss due to hedge ineffectiveness related to interest rate swap and cap agreements for the years ended December 31, 2018, 2017 and 2016. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow hedges is recorded in Accumulated other comprehensive loss in the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2018 and 2017, there were $16.5 million and $26.9 million in pre-tax gains, respectively, included in Accumulated other comprehensive loss related to these agreements, which will be reclassified to Interest expense as interest payments are made in accordance with the 2018 Credit Agreement; refer to Note 9: Long-term Debt and Other Borrowings for discussion of these agreements. During the next twelve months, the Company estimates that pre-tax gains of $12.8 million will be reclassified to Interest expense on the consolidated statements of operations.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Foreign Exchange Derivative Instruments

In August and September 2018, the Company elected to terminate its cross-currency interest rate swap agreements and received a $13.9 million cash settlement in exchange for its net hedge asset. As a result of terminating the cross-currency interest rate swap agreements, a loss of $0.9 million was immediately recognized in earnings.

The Company did not recognize any significant income or loss due to hedge ineffectiveness related to cross-currency interest rate swap agreements for the years ended December 31, 2018, 2017 and 2016. The effective portion of changes in the fair value of derivatives designated and qualifying as cash flow or net investment hedges is recorded in Accumulated other comprehensive loss in the consolidated balance sheets and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. As of December 31, 2018 and 2017, there were $0.3 million and $3.4 million in pre-tax gains, respectively, included in Accumulated other comprehensive loss in the consolidated balance sheets related to these agreements. Amounts remaining as of December 31, 2018 relate to net investments, which will remain in Accumulated other comprehensive loss in the consolidated balance sheets indefinitely until the Company disposes of the underlying investment.

Non-designated Foreign Exchange Derivative Instruments

Additionally, the Company enters into short-term forward contracts to mitigate the risk of fluctuations in foreign currency exchange rates that would adversely impact some of the Company’s foreign currency denominated transactions. Hedge accounting was not elected for any of these contracts. As such, changes in the fair values of these contracts are recorded directly in earnings. There were gains of $1.0 million, losses of $3.1 million and gains of $1.7 million included in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 and 2017, the Company had 23 and 24 foreign currency exchange forward contracts outstanding covering a notional amount of $406.6 million and $277.5 million, respectively. As of December 31, 2018 and 2017, the fair value of forward contracts disclosed above were included in Other current assets and Other current liabilities in the consolidated balance sheets. The Company does not net these derivatives in the consolidated balance sheets. As of December 31, 2018 and 2017, the Company has not posted and does not hold any collateral related to these agreements.

The following table presents the fair value of derivatives as of December 31, 2018 and 2017 (in millions):

		December 31, 2018		December 31, 2017
		Assets	Liabilities	Assets	Liabilities
Derivative Instrument	Notional	Fair Value	Fair Value	Fair Value	Fair Value
Designated:
Cash flow hedges:
Cross-currency interest rate swaps	$—	$—	$—	$7.1	$0.4
Interest rate swaps	1,800.0	—	25.1	0.5	—
Interest rate caps	—	—	—	8.9	—
Net investment hedges:
Foreign currency net investment hedges	—	—	—	—	0.7
Non-designated:
Foreign currency forward contracts	406.6	0.5	0.8	0.8	2.2

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The fair value of derivative assets is included within Other non-current assets and the fair value of derivative liabilities is included within Other non-current liabilities in the consolidated balance sheets. The Company does not net derivatives in the consolidated balance sheets.

The following tables presents the effect of derivatives designated as hedges, net of applicable income taxes, in the consolidated statements of operations for the years ended December 31, 2018, 2017 and 2016 (in millions):

	Beginning Accumulated Other Comprehensive Loss (Gain)	Amount of Loss (Gain) Recognized in Other Comprehensive Loss on Derivatives (Effective Portion)(1)	Amount of (Loss) Gain Reclassified from Accumulated Other Comprehensive Loss into Statement of Operations (Effective Portion)(2)	Ending Accumulated Other Comprehensive Loss (Gain)
Year Ended December 31, 2016
Foreign currency cash flow hedges	$0.1	$(13.2)	$14.0	$0.9
Foreign currency net investment hedges	(2.3)	0.4	—	(1.9)
Interest rate cash flow hedges	4.7	(18.2)	(2.9)	(16.4)

	$2.5	$(31.0)	$11.1	$(17.4)

Year Ended December 31, 2017
Foreign currency cash flow hedges	$0.9	$11.0	$(9.7)	$2.2
Foreign currency net investment hedges	(1.9)	2.6	—	0.7
Interest rate cash flow hedges	(16.4)	1.0	(7.1)	(22.5)

	$(17.4)	$14.6	$(16.8)	$(19.6)

Year Ended December 31, 2018
Foreign currency cash flow hedges	$2.2	$(7.3)	$5.1	$—
Foreign currency net investment hedges	0.7	(1.3)	—	(0.6)
Interest rate cash flow hedges	(22.5)	1.1	8.1	(13.3)

	$(19.6)	$(7.5)	$13.2	$(13.9)

(1)	Amount is net of related income tax expense (benefit) of $0.7 million, $(2.9) million and $5.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.
(2)	Amount is net of related income tax (expense) benefit of $(1.9) million, $3.7 million and $(1.9) million for the years ended December 31, 2018, 2017 and 2016, respectively.

Gains of $9.8 million, losses of $8.4 million and $3.5 million were reclassified into earnings during the years ended December 31, 2018, 2017 and 2016, respectively, relating to interest rate hedges and were recognized in Interest expense on the consolidated statements of operations.

Gains of $0.2 million and $5.1 million were reclassified into earnings during the year ended December 31, 2018 relating to foreign currency cash flow hedges and were recognized in Interest expense and Operating, administrative and other, respectively, in the consolidated statements of operations.

Losses of $0.1 million and $12.0 million were reclassified into earnings during the year ended December 31, 2017 relating to foreign currency cash flow hedges and were recognized in Interest expense and Operating, administrative and other, respectively, in the consolidated statements of operations.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Gains of $0.2 million and $16.3 million were reclassified into earnings during the year ended December 31, 2016 relating to foreign currency cash flow hedges and were recognized in Interest expense and Operating, administrative and other, respectively, in the consolidated statements of operations.

Note 9: Long-term Debt and Other Borrowings

Long-term debt consisted of the following (in millions):

	As of
	December 31, 2018	December 31, 2017
Collateralized:
2018 First Lien Loan, net of unamortized discount and issuance costs of $31.9 million and $0.0 million	$2,661.3	$—
First Lien Loan, as amended, net of unamortized discount and issuance costs of $0.0 million and $44.6 million	—	2,341.1
Second Lien Loan, as amended, net of unamortized discount and issuance costs of $0.0 million and $10.0 million	—	460.0
Capital lease liability	19.5	15.3
Notes payable to former stockholders	0.4	21.2

Total long-term debt	2,681.2	2,837.6
Less current portion	(37.0)	(53.6)

Total non-current long-term debt	$2,644.2	$2,784.0

2018 Credit Agreement

On August 21, 2018, the Company entered into a $3.5 billion credit agreement (the “2018 Credit Agreement”), comprised of a $2.7 billion term loan (the “2018 First Lien Loan”) and an $810.0 million revolving facility (the “Revolver”). Net proceeds from the 2018 First Lien Loan were $2.7 billion ($2.7 billion aggregate principal amount less $13.5 million stated discount and $20.4 million in debt transaction costs).

The 2018 Credit Agreement bears interest at a variable interest rate that the Company may select per the terms of the 2018 Credit Agreement. As of December 31, 2018, the rate is equal to 1-month LIBOR plus 3.25%. The 2018 First Lien Loan matures on August 21, 2025. As of December 31, 2018, the effective interest rate of the 2018 First Lien Loan is 6.0%.

The 2018 Credit Agreement requires quarterly principal payments equal to 0.25% of the aggregate principal amount of the 2018 First Lien Loan, including incremental borrowings.

2014 Credit Agreement

On August 8, 2018, the Company paid off the outstanding principal of $450.0 million of its Second Lien Loan under its previous credit agreement, as amended and originating in 2014 (the “2014 Credit Agreement”). This resulted in a loss on extinguishment related to the write-off of unamortized deferred financing fees of $8.3 million and a prepayment penalty of $2.0 million, which was recorded in Interest expense during the year ended December 31, 2018.

With the proceeds from the 2018 First Lien Loan, the Company subsequently paid off all outstanding principal and accrued interest under the First Lien under the 2014 Credit Agreement of $2.6 billion and $25.9 million, respectively, which also resulted in a loss on extinguishment related to the write-off of unamortized deferred financing fees of $39.2 million which was recorded in Interest expense during the year ended December 31, 2018.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Revolver

As part of entering into the 2018 Credit Agreement, the previous revolving facility was modified to increase borrowing capacity to $810.0 million. As of December 31, 2018, the Company had no outstanding funds drawn under the Revolver, which matures on August 21, 2023.

Borrowings under the Revolver, if any, bear interest at our option, at rates varying from 2.75% to 2.00% plus the Eurodollar Rate or 1.75% to 1.00% plus the Base Rate based on achievement of certain First Lien Net Leverage Ratios (as defined in the 2018 Credit Agreement).

The Revolver also includes capacity for letters of credit equal to the lesser of (a) $220.0 million and (b) any remaining amount not drawn down on the Revolver’s primary capacity. As of December 31, 2018 and 2017, the Company had issued letters of credit with an aggregate face value of $57.6 million and $65.5 million, respectively. These letters of credit were issued in the normal course of business.

The Revolver is also subject to a commitment fee. The commitment fee varies based on the Company’s First Lien Net Leverage Ratio. The Company was charged $1.5 million, $1.4 million and $1.1 million of commitment fees during the years ended December 31, 2018, 2017 and 2016, respectively.

Financial Covenants and Terms

The 2018 Credit Agreement has a springing financial covenant for the benefit of the Revolver lenders only that is tested on the last day of each fiscal quarter if the outstanding loans under the Revolver exceed an applicable threshold. If the financial covenant is triggered, the First Lien Net Leverage Ratio is tested for compliance not to exceed 5.80 to 1.00.

The Company was in compliance with all of its loan provisions under the 2018 Credit Agreement as of December 31, 2018.

Note 10: Employee Benefits

Defined contribution plans

The Company offers a variety of defined contribution plans across the world, in the U.S. benefit plans are pursuant to Section 401(k) of the Internal Revenue Code. For certain plans, the Company, at its discretion, can match eligible employee contributions of up to 100% of amounts contributed up to 3% of an individual’s annual compensation and subject to limitation under federal law. Additionally, the Company sponsors a number of defined contribution plans pursuant to the requirements of certain countries in which it has operations. Contributions to defined contribution plans are charged as an expense as the contributions are paid or become payable and are reflected in Cost of services and Operating, administrative and other on the consolidated statements of operations. Defined contribution plan expense was $36.1 million, $27.8 million and $26.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Defined benefit plans

The Company offers defined benefit plans in certain jurisdictions. In the UK, the Company provides a funded defined benefit plan to certain employees and former employees and has an obligation to pay unfunded pensions to six former employees or their surviving spouses. The defined benefit plan provides benefits based on final pensionable salary and has been closed to new members and future accruals since October 31, 2009. Also, in the UK, the Company operates a hybrid pension plan that includes characteristics of both a defined contribution and a defined benefit plan (the “Hybrid Plan”). The Company formally gave notice to freeze this plan effective March 31, 2002 and, subject to certain transitional arrangements, introduced a defined contribution plan for employees from that date.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

During the year ended December 31, 2017, the Company elected to curtail and settle a pension plan, which the Company acquired as part of a business combination during the year ended December 31, 2016, which resulted in a gain of $10.0 million.

The net asset/ liability for defined benefit plans is presented within Other non-current liabilities and is comprised of the following (in millions):

	As of December 31, 2018	As of December 31, 2017
Present value of funded obligations	$(182.9)	$(222.6)
Fair value of defined benefit plan assets	188.2	213.6

Net asset/(liability)	$5.3	$(9.0)

The Company has no legal obligation to settle the liabilities with an immediate contribution or an additional one-off contribution. The Company intends to continue to contribute to its defined benefit plans at a rate in line with the latest recommendations provided by the plans’ actuaries and trustees.

Total employer contributions expected to be paid for the year ending December 31, 2019 for the UK defined benefit plans are $6.5 million.

Changes in the net asset/ liability for defined benefit plans were as follows (in millions):

	As of December 31, 2018	As of December 31, 2017
Change in pension benefit obligations:
Balance at beginning of year	$(222.6)	$(274.5)
Service cost	—	(3.3)
Interest cost	(5.1)	(7.2)
Actuarial gains (losses)	17.2	(7.2)
Benefits paid	14.3	16.1
Curtailments, settlements and terminations	—	83.2
Foreign exchange movement	13.3	(29.7)

Balance at end of year	(182.9)	(222.6)

Change in pension plan assets:
Balance at beginning of year	213.6	243.6
Actual return on plan assets	(7.5)	20.5
Employer contributions	9.5	9.9
Benefits paid	(14.3)	(16.1)
Curtailments, settlements and terminations	—	(71.0)
Foreign exchange movement	(13.1)	26.7

Balance at end of year	188.2	213.6

Over funded (unfunded) status at end of year	$5.3	$(9.0)

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Total amounts recognized in the consolidated statements of operations were as follows (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Service and other cost	$—	$(2.6)	$(0.4)
Interest cost	(5.1)	(7.2)	(7.0)
Expected return on assets	8.4	8.9	9.0
Curtailments, settlements and terminations	—	9.6	—
Amortization of net loss	(0.1)	(0.3)	(0.1)

Net periodic pension benefit	$3.2	$8.4	$1.5

Total actuarial gains and losses recognized in Accumulated other comprehensive loss were as follows (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Cumulative actuarial (losses) gains at beginning of year	$(6.4)	$(10.8)	$0.5
Actuarial gains (losses) recognized during the period, net of tax [1]	1.8	3.3	(12.7)
Amortization of net loss	0.1	0.3	0.1
Curtailments, settlements and terminations	—	2.1	—
Foreign exchange movement	1.1	(1.3)	1.3

Cumulative actuarial losses at end of year	$(3.4)	$(6.4)	$(10.8)

(1)	Actuarial (losses) gains recognized are reported net of tax benefit (expense) of $0.6 million, $(1.1) million and $2.6 million for the years ended December 31, 2018, 2017 and 2016 respectively.

For the year ended December 31, 2017, the Company reclassified losses of $2.1 million out of Accumulated other comprehensive income in relation to the settlement of the Netherlands pension plan. The Company anticipates that $0.1 million of the net actuarial loss in Accumulated other comprehensive loss will be recognized as a component of net periodic pension cost in 2019.

The expected rate of return on plan assets has been calculated by taking a weighted average of the expected return on assets, weighted by the actual asset allocation at each reporting period. The Company uses investment services to assist with determining the overall expected rate of return on pension plan assets. Factors considered in this determination include historical long-term investment performance and estimates of future long-term returns by asset class.

The discount rate is determined using a cash flow matching method and a yield curve which is based on AA corporate bonds with extrapolation beyond 30 years in line with a gilt yield curve to 50 years. For beyond 50 years, due to absence of data, flat forward rates are assumed.

Principal actuarial assumptions	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Discount rate	2.9%	2.4%	2.5%
Expected return on plan assets	4.2%	4.3%	3.8%

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The Company evaluates these assumptions on a regular basis taking into consideration current market conditions and historical market data. A lower discount rate would increase the present value of the benefit obligation. Other changes in actuarial assumptions, such as plan participants’ life expectancy, can also have a material impact on the net benefit obligation.

Major categories of plan assets:	As of December 31, 2018	As of December 31, 2017
Equity instruments	43%	55%
Debt, cash and other instruments	57%	45%

	100%	100%

As of December 31, 2018 and 2017, plan assets of $188.2 million and $213.6 million were held within instruments whose fair values can be readily determinable, but do not have regular active market pricing (Level 2). Assets include marketable equity securities in both UK and U.S. companies, including U.S. and non-U.S. equity funds. Debt securities consist of mainly fixed income bonds, such as corporate or government bonds. For certain funds, the assets are valued using bid-market valuations provided by the funds’ investment managers. The plans do not invest directly in property occupied by the Company or in financial securities issued by the Company.

The investment strategies are set by the independent trustees of the plans and are established to achieve a reasonable balance between risk and return and to cover administrative expenses, as well as to maintain funds at a level to meet any applicable minimum funding requirements. The actual asset allocations as of December 31, 2018 and 2017 approximate each plan’s target asset allocation percentages and are consistent with the objectives of the trustees, particularly in relation to diversification, risk, expected return and liquidity.

Expected future benefit payments for the defined benefit pension plans are as follows (in millions):

Year Ending December 31,
2019	$6.5
2020	6.7
2021	6.6
2022	6.8
2023	7.5
From 2024 to 2028	39.7

Other employee liabilities

In conjunction with the acquisition of CT on December 31, 2014, an additional payment of $179.8 million was to be made on December 31, 2018 the fourth anniversary of the closing and which was tied to continuing employment. The additional payment was recognized as compensation expense over four years until payment. As of the acquisition date, selling shareholders were given the option to receive the additional payment in the form of the Company’s shares or cash. We settled $128.7 million in cash and 7.4 million shares in lieu of cash, refer to Note 13: Stock-based Payments for details. The accrued value of the cash-settled portion was $105.6 million as of December 31, 2017, and included in Other current liabilities in the consolidated balance sheets.

Note 11: Restructuring

As a result of integration activities surrounding the C&W Group merger, the Company recognized restructuring charges of $0.9 million, $28.5 million and $29.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. Charges primarily consisted of severance and employment-related costs due to reductions in headcount, along with lease exit costs and contract termination. Credits related to changes in estimates to previously reported accruals.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Charges for these restructuring actions were recorded in accordance with FASB guidance on employers’ accounting for post-employment benefits and guidance on accounting for costs associated with exit or disposal activities, as appropriate. All charges were classified as Restructuring, impairment and related charges in the consolidated statements of operations.

The following table details the Company’s severance and other restructuring accrual activity (in millions):

	Severance Pay and Benefits	Contract Termination and Other Costs	Total
Balance as of January 1, 2016	$32.8	$2.5	$35.3
Restructuring Charges	18.5	11.0	29.5
Payments and other(1)	(28.8)	(7.5)	(36.3)

Balance as of December 31, 2016	22.5	6.0	28.5
Restructuring Charges	12.0	16.5	28.5
Payments and other(1)	(8.2)	(11.4)	(19.6)

Balance as of December 31, 2017	26.3	11.1	37.4
Restructuring (credits) charges	(5.5)	6.4	0.9
Payments and other(1)	(18.2)	(7.4)	(25.6)

Balance as of December 31, 2018	$2.6	$10.1	$12.7

(1)	Other consists of changes in the liability balance due to foreign currency translation.

Of the total ending balance as of December 31, 2018 and December 31, 2017, $6.5 million and $6.2 million, and $30.1 million and $7.3 million were recorded as Other current liabilities and Other non-current liabilities, respectively, within the consolidated balance sheets.

Note 12: Income Taxes

The significant components of loss before income taxes and the income tax provision from continuing operations are as follows (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
United States	$(65.6)	$(231.4)	$(280.3)
Other countries	(145.2)	(110.4)	(178.6)

Loss before income tax	$(210.8)	$(341.8)	$(458.9)

United States federal:
Current	$(3.2)	$1.4	$(4.9)
Deferred	(47.8)	(180.4)	(46.1)

Total United States federal income taxes	(51.0)	(179.0)	(51.0)

United States state and local:
Current	(0.2)	17.1	2.4
Deferred	(1.1)	4.6	(4.7)

Total United States state and local income taxes	(1.3)	21.7	(2.3)

All other countries:
Current	37.1	44.4	41.5
Deferred	(9.8)	(7.6)	(12.5)

Total all other countries income taxes	27.3	36.8	29.0

Total income tax benefit	$(25.0)	$(120.5)	$(24.3)

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Differences between income tax expense reported for financial reporting purposes and tax expense computed based upon the application of the United States federal tax rate to the reported loss before income taxes are as follows (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Reconciliation of effective tax rate
Loss before income taxes	$(210.8)	$(341.8)	$(458.9)

Taxes at the statutory rate	(44.9)	(119.7)	(160.6)
Adjusted for:
State taxes, net of the federal benefit	(1.2)	8.7	1.5
Other permanent adjustments	11.3	(5.3)	0.1
Foreign tax rate differential	0.5	13.3	22.1
Change in valuation allowance	41.1	30.5	79.5
Impact of repatriation	(0.7)	7.7	19.8
Uncertain tax positions	0.7	11.3	5.2
Transfer pricing	—	(13.1)	—
Other, net	(2.6)	7.0	8.1
Impact of US tax reform	(29.2)	(60.9)	—

Income tax benefit	$(25.0)	$(120.5)	$(24.3)

The tax effect of temporary differences that gave rise to deferred tax assets and liabilities are as follows (in millions):

	As of December 31, 2018	As of December 31, 2017
Deferred tax assets
Liabilities	$107.8	$69.4
Deferred expenditures	73.6	36.8
Employee benefits	45.5	66.9
Tax losses / credits	199.2	259.7
Intangible assets	18.5	20.1
Other	10.8	7.6

	455.4	460.5
Less: valuation allowance	(206.6)	(223.3)

Total deferred tax assets	$248.8	$237.2

Deferred tax liabilities
Property, plant and equipment	$(25.2)	$(17.4)
Intangible assets	(259.7)	(285.9)
Income recognition	(16.3)	—
Other	—	(24.8)

Total deferred tax liabilities	(301.2)	(328.1)

Total net deferred tax liabilities	$(52.4)	$(90.9)

Valuation allowances of $206.6 million and $223.3 million were recorded at December 31, 2018 and 2017, respectively, as it was determined that it was more likely than not that certain deferred tax assets would not be realized. These valuation allowances relate to tax loss carryforwards, other tax attributes and temporary differences that are available to reduce future tax liabilities.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The total amount of gross unrecognized tax benefits was $23.5 million and $26.3 million at December 31, 2018 and 2017, respectively. It is reasonably possible that unrecognized tax benefits could change by approximately $20.2 million during the next twelve months. Accrued interest and penalties related to uncertain tax positions are included in the tax provision. The Company accrued interest and penalties of $10.1 million and $10.5 million as of December 31, 2018 and 2017, respectively, net of federal and state income tax benefits as applicable. The provision for income taxes includes expense for interest and penalties of $1.2 million, $2.5 million and $8.1 million in 2018, 2017 and 2016 respectively, net of federal and state income tax benefits as applicable.

Changes in the Company’s unrecognized tax benefits are (in millions):

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Beginning of year	$26.3	$21.1	$17.8
Increases from prior period tax positions	1.3	7.6	9.0
Decreases from prior period tax positions	(3.0)	(0.7)	(8.5)
Decreases from statute of limitations expirations	—	—	(0.2)
Increases from current period tax positions	0.2	4.4	4.9
Decreases relating to settlements with taxing authorities	(1.3)	(6.1)	(1.9)

End of year	$23.5	$26.3	$21.1

The Company is subject to income taxation in various U.S. states and foreign jurisdictions. Generally, the Company’s open tax years include those from 2005 to the present, although audits by taxing authorities for more recent years have been completed or are in process in a number of jurisdictions. As of December 31, 2018, the Company is under examination in the U.S., Australia, Belgium, Philippines and India.

On December 22, 2017, H.R. 1, the Tax Act was enacted. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, (i) lowering the U.S. corporate rate from 35% to 21% effective January 1, 2018, (ii) implementing a new tax system on non-U.S. earnings and imposing a one-time repatriation tax (“transition tax”) on earnings of foreign subsidiaries not previously taxed in the U.S. payable over an eight-year period, (iii) limitations on the deductibility of interest expense and executive compensation, (iv) creation of a new minimum tax otherwise known as the Base Erosion Anti-Abuse Tax (“BEAT”) and (v) a requirement that certain income such as Global Intangible Low-Taxed Income (“GILTI”) earned by foreign subsidiaries be included in U.S. taxable income. U.S. GAAP requires the impact of tax legislation to be recognized in the period in which the law was enacted.

In December 2017, the Securities and Exchange Commission (“SEC”) staff issued Staff Accounting Bulletin No. 118 (“SAB 118”), “Income Tax Accounting Implications of the Tax Cuts and Jobs Act,” which allows the Company to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. The Company has completed its analysis of the impacts of the Tax Act and the SAB 118 measurement period ended on December 22, 2018. Final adjustments were recorded in the three months ending December 31, 2018 will be included in the statement of operations as an adjustment to the tax provision. As a result of additional information and analysis during 2018, the net benefit as of December 31, 2018 is $89.3 million, an increase of $28.4 million from December 31, 2017. The increased benefit is primarily due to a change to the transition tax and an increased foreign tax credit utilization. Amounts were recorded in Benefit from income taxes in the consolidated statement of operations.

Because of the complexity of the new GILTI tax rules, the Company continues to evaluate this provision of the Tax Act and the application of ASC 740, Income Taxes. Under U.S. GAAP, the Company is allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

related to GILTI as a current-period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). The Company has analyzed its structure and, as a result, has determined the effect of this provision of the Tax Act to be $6.4 million of expense in 2018. The Company has elected to treat taxes due on U.S. inclusions in taxable income related to GILTI under the period cost method.

The Company has determined it is not subject to BEAT in 2018.

In 2017 the European Commission (“EC”) announced it opened a formal State aid investigation into the group financing exemption contained within the UK controlled foreign corporation (“UK CFC”) rules. The role of the European Union (“EU”) State aid control is to ensure EU Member States do not give certain companies a better tax treatment than others and the EU State aid control believes that this UK CFC exemption may amount to such a selective advantage. If the EC is successful, the UK would be ordered to recoup from companies the tax benefits derived from the exemption. The Company has relied on this exemption from the UK CFC rules and any perceived benefit through December 31, 2018 is approximately $32.5 million. The Company ultimately does not believe the EC will prevail in its argument and a reserve has not been provided at this time.

As of December 31, 2018, and 2017, the Company has accumulated $2.8 billion and $2.3 billion of undistributed foreign earnings. These earnings do not meet the indefinite reinvestment criteria because the Company does not intend to permanently reinvest such earnings. The deferred tax liability of $4.8 million as of December 31, 2018 relates to income taxes and withholding taxes on potential future distributions of cash balances in excess of working capital requirements.

As of December 31, 2018, and 2017, the Company had available operating loss carryovers of $191.0 million and $231.0 million, respectively, which will begin to expire in 2019, and a foreign tax credit carryover of $8.2 million and $28.7 million, respectively. The Company also had a U.S. interest expense disallowance carryforward of $54.1 million and $19.7 million as of December 31, 2018 and 2017, respectively, which has an indefinite carryforward.

The change in deferred tax balances for operating loss carryovers from 2017 to 2018 includes increases from current year losses and decreases from current year utilization. The jurisdictional location of the operating loss carryover is broken out as follows:

	As of December 31, 2018	Range of expiration dates
United States	$68.0	2019 - Indefinite
All other countries	123.0	2019 - Indefinite

Total	$191.0

Valuation allowances have been provided with regard to the tax benefit of certain net operating loss and tax credit carryovers, for which it has been concluded that it is more likely than not that the deferred tax asset will not be realized. Management assesses the positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over a three-year period ended December 31, 2018. Such objective evidence limits the ability to consider other subjective evidence, such as the Company’s projections for future growth.

On the basis of this evaluation, valuation allowances were decreased in 2018 by $16.7 million overall, primarily due to a $29.4 million valuation allowance release in the U.S. and release of valuation allowances against Germany and Luxembourg net operating losses in the amount of $27.6 million. These decreases in valuation allowance were partially offset by valuation allowance increases, primarily due to an increase in UK valuation allowances in the amount of $49.6 million. The amount of the deferred tax asset, however, could be

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company’s projections for growth.

Note 13: Stock-based Payments

In May 2015, the Company adopted the MEIP, which authorized an unspecified number of equity awards for the Company’s ordinary shares to be granted to certain senior executives and management. The Company also issues individual grants of share-based compensation awards, subject to board approval, for purposes of recruiting and as part of its overall compensation strategy. The Company has granted both stock options and Restricted Stock Units (“RSUs”).

On August 6, 2018, the Company adopted the 2018 Omnibus Management Share and Cash Incentive Plan (the “Management Plan”) and the 2018 Omnibus Non-Employee Director Share and Cash Incentive Plan (the “Director Plan,” and together with the Management Plan, the “2018 Omnibus Plans”).

Stock Options

The Company has granted time-based options and performance-based options. Both time-based and performance-based options expire ten years from the date of grant and are classified as equity awards.

Time-Based Options

Time-based options vest over the requisite service period, which is generally two to five years. The compensation cost related to time-based options is recognized over the requisite service period using the straight-line vesting method. In accordance with ASU 2016-09, the Company will no longer estimate forfeitures, but instead record actual forfeiture activity as it occurs.

The fair value of time-based options granted during 2018, 2017 and 2016 was $6.13, $5.02 and $4.81 per option, respectively. As there were multiple option grants during each period, assumptions below are calculated using a weighted average based on total shares issued. Fair value of time-based options was determined using the Black-Scholes model using the following assumptions:

	2018	2017	2016
Exercise price	$17.00	$17.00	$12.29
Expected option life	6.4 years	5.5 years	6.3 years
Risk-free interest rate	2.8%	2.3%	1.8%
Historical volatility rate	29.0%	26.9%	31.9%
Dividend yield	—%	—%	—%

The weighted average exercise prices of the time-based options granted during 2018, 2017 and 2016, respectively, are $17.00, $17.00 and $12.29, which approximates the fair value of an ordinary share on the grant date. Because the Company has limited historic exercise behavior, the simplified method was used to determine the expected option life, which is calculated by averaging the contractual term and the vesting period. The risk-free interest rate is based on zero-coupon risk-free rates with a term equal to the expected option life. The historical volatility rate is based on the average historical volatility of a peer group over a period equal to the expected option life. The dividend yield is 0% as the Company has not paid any dividends nor does it plan to pay dividends in the near future.

In December 2017, the Company provided the ability for certain individuals to convert a specified number of performance-based options to time-based options which will vest over the course of the next two years, with the first tranche vesting as of the grant date. In total, 1.3 million options were modified as part of this

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

arrangement. Per ASC 718, the Company recorded incremental expense of $3.7 million during the year ended December 31, 2017 for the modified shares. As the performance condition of the modified options was not considered probable, no expense had been recorded to date prior to the modification.

The tables below summarize the Company’s outstanding time-based stock options (in millions, except for per share amounts):

	Time-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	1.6	$10.00	9.4	$3.3
Granted	0.6	12.29
Forfeited	0.0	12.00

Outstanding as of December 31, 2016	2.2	$10.65	8.6	$14.2

Granted	0.1	17.00
Granted through modification	1.3	11.06
Exercised	0.0	12.00
Forfeited	(0.1)	11.79

Outstanding as of December 31, 2017	3.5	$10.88	8.5	$13.8

Granted	0.2	17.00
Exercised	(0.3)	10.19
Forfeited	(0.1)	12.58

Outstanding as of December 31, 2018	3.3	$11.23	6.8	$11.8

Exercisable as of December 31, 2018	1.9	$10.35	6.6	$7.6

Total recognized compensation cost related to these stock option awards was $6.0 million, $5.7 million and $1.9 million for the years ended December 31, 2018, 2017 and 2016, respectively. At December 31, 2018, the total unrecognized compensation cost related to non-vested time-based option awards was $6.5 million, which is expected to be recognized over a weighted-average period of approximately 1.2 years.

Performance-Based Options

Vesting of the performance-based options is triggered by both a performance condition (a change in control or a liquidity event as defined in the award agreement) and a market condition (attainment of specified returns on capital invested by the majority stockholder). Vesting may be accelerated if certain return levels are achieved within defined time frames. In November 2018, all outstanding options were modified to include an additional market condition connected to the Company’s share price, as return levels are achievable.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The fair value of performance-based options granted during 2018, 2017 and 2016 was $1.25, $2.23 and $1.42 option, respectively. As the performance-based options contain a market condition, the Company has determined the fair value of these options using a Monte Carlo simulation model, which used the following assumptions:

	2018	2017	2016
Exercise price	$17.00	$17.00	$12.30
Expected term (in years) (1)	1.1 years	1.2 years	1.9 years
Risk-free interest rate (2)	1.9% to 2.0%	0.4% to 1.5%	0.4% to 1.5%
Historical volatility rate	22.3% to 27.1%	25.4% to 29.0%	25.4% to 29.0%
Dividend yield	—%	—%	—%

(1)	The expected term is an average expected term. The expected term assumption is based on an expected liquidity date probability distribution over the course of the next one to two years.
(2)	The rate used for the awards granted in 2018, 2017 and 2016 is based on zero-coupon risk-free rates with a term equal to the expected term. The resulting rates range from 0.4% to 2.0%.

The Company considered achievement of the newly added share-price based market condition to be probable. The weighted average fair value of the awards as a result of the modification was $9.13. As such the Company began recognizing expense for all such options as of the modification date. The expense for the modified awards was recognized over the period in which the Company expected the new market condition to be obtained, which the Company determined to be one year.

The tables below summarize the Company’s outstanding performance-based stock options (in millions, except for per share amounts):

	Performance-Based Options
	Number of Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2015	2.4	$10.00	9.4	$4.7
Granted	1.2	12.30
Forfeited	0.0	12.00

Outstanding as of December 31, 2016	3.6	$10.90	8.6	$22.2

Granted	0.1	17.00
Modified (1)	(1.3)	11.06
Forfeited	(0.8)	10.50

Outstanding as of December 31, 2017	1.6	$11.23	7.8	$9.5

Granted	0.1	17.00
Forfeited	(0.2)	11.98

Outstanding as of December 31, 2018 (2)	1.5	$11.48	6.9	$4.5

Exercisable as of December 31, 2018, 2017 and 2016	—	$—	—	$—

(1)	As discussed above, 1.3 million shares were converted to time-based options during December 2017.
(2)	During 2018, the Company modified all outstanding performance-based options to include an additional market-based condition.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Total recognized compensation cost related to these stock option awards was $1.4 million for year ended December 31, 2018. At December 31, 2018, the total unrecognized compensation cost related to non-vested performance-based option awards was $12.4 million, which will be recognized over the course of the next year.

Restricted Stock Units

Co-Investment RSUs

In 2018, 2017 and 2016, the Company offered certain management employees two options to purchase or otherwise acquire shares. Management may purchase shares with cash, or they may elect to receive RSUs in lieu of all or a portion of their targeted cash bonus under the target Annual Incentive Plan (“AIP”). Participants choosing to receive RSUs under the AIP were granted a fixed number of RSUs based upon the fair value of an equity share at the grant date. 50% of the RSUs will vest on the annual AIP payment date in March of the following year, and the remaining 50% will vest one year later. If an individual’s actual bonus does not meet the total level of RSUs elected, any shortfall of shares will be forfeited. The Company recognizes compensation cost over the requisite service period using the straight-line vesting method. Since the co-investment RSUs are classified as equity awards, the fair value of the RSUs is the fair value of a limited liability share at the grant date. There are no vesting terms for shares purchased with cash, and as such, these awards are not considered compensation and are accounted for as an equity issuance.

Time-Based and Performance-Based RSUs

The Company may award certain individuals with RSUs. Time-based RSUs contain only a service condition, and the related compensation cost is recognized over the requisite service period of between two years and five years using the straight-line vesting method. The Company has determined the fair value of time-based RSUs as the fair value of an ordinary share on the grant date. For any shares granted to non-employees, the expense is adjusted for any changes in fair value at the end of each reporting period under the guidance in ASC 505-50.

As of December 31, 2018, the Company does not have any outstanding share awards that are liability classified as all shares granted have been determined to be equity instruments and are recorded into equity based on the straight-line vesting method noted above.

Performance-based RSUs (“PBRSUs”) vest upon the achievement of a performance condition (change of control or liquidity event as defined in the award agreements) and a market condition (specified return upon the completion of a change of control or liquidity event). As the PBRSUs contain a market condition, the fair value of PBRSUs at the grant date is determined using a Monte Carlo simulation using the assumptions described above. In November 2018, the majority of outstanding PBRSUs were modified to include an additional market condition connected to the Company’s share price. The Company considered achievement of the newly added share-price based market condition to be probable. Based on this fact pattern, the Company began recognizing expense for all such awards as of the modification date.

The weighted average fair value of PBRSUs granted during the year ended December 31, 2018 ranged from $2.00 per award to $3.68 per award. The Company considered achievement of the newly added share-price based market condition to be probable. As such the Company began recognizing expense for all such options as of the modification date. The expense for the modified awards will be fully recognized as of the modification date as the modification also removed any future service condition from the awards.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The following table summarizes the Company’s outstanding RSUs (in millions, except for per share amounts):

	Co-Investment RSUs		Time-Based RSUs		Performance-Based RSUs
	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share	Number of RSUs	Weighted Average Fair Value per Share
Unvested as of December 31, 2015	0.5	$10.00	1.2	$11.40	2.5	$1.50
Granted (1)	0.3	12.29	7.1	13.60	—	—
Vested	—	—	(0.7)	12.00	—	—
Forfeited	0.0	12.00	—	12.00	—	—

Unvested as of December 31, 2016	0.8	$10.90	7.6	$13.36	2.5	$1.50

Granted	0.1	17.00	0.5	17.00	—	—
Vested	(0.1)	12.00	(0.9)	11.81	—	—
Forfeited	(0.1)	12.00	(0.2)	12.16	—	—

Unvested as of December 31, 2017	0.7	$11.28	7.0	$13.48	2.5	$1.50

Granted	0.1	17.00	0.7	17.09	0.2	3.18
Granted through modification	—	—	1.8	18.08	0.9	17.29
Vested	(0.1)	10.32	(1.6)	14.63	(0.2)	17.29
Modified	—	—	—	—	(2.7)	1.56
Forfeited	(0.1)	11.77	(0.1)	13.44	—	—

Unvested as of December 31, 2018	0.6	$11.50	7.8	$14.63	0.7	$15.94

(1)	In November 2016, 1.8 million shares granted were liability classified.

The following table summarizes the Company’s compensation expense related to RSUs (in millions):

	Year Ended December 31,			Unrecognized at December 31, 2018
	2018	2017	2016
Time-Based RSUs	$43.8	$20.0	$18.2	$66.0
Co-Investment RSUs	0.6	1.5	2.2	0.5
Performance-Based RSUs	15.4	—	—	0.3

Equity classified compensation cost	$59.8	21.5	$20.4	$66.8
Liability classified compensation cost (1)	4.9	8.1	1.8	—

Total RSU stock-based compensation cost	64.7	$29.6	$22.2	$66.8

(1)	In the third quarter of 2018, all liability classified awards were reclassified to equity, due to certain contingencies being lifted.

Cassidy Turley - Deferred Payment Obligation

The following table summarizes the Company’s expense related to the DPO for those who elected to receive their consideration in shares (in millions):

	Year Ended December 31,
	2018	2017	2016
Employees	$9.9	$9.5	$10.8
Non-employees	3.6	13.7	15.3

Total DPO expense	$13.5	$23.2	$26.1

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The expense for non-employees is adjusted for changes in value of the Company’s share price each reporting period. During 2016, the fair value of a share increased from $12.00 per share to $17.00 per share. Following the IPO, all non-employee shares were adjusted. At December 31, 2018, the service condition related to these shares was met and 7.4 million shares vested and settled into equity.

Note 14: Commitments and Contingencies

Lease commitments and purchase obligations

The Company has entered into commercial operating leases on certain office premises and motor vehicles. There are no financial restrictions placed upon the Company by entering into these leases. Total net rent expense was $136.0 million, $145.7 million and $138.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. These amounts are net of sublease income of $13.2 million, $12.7 million and $13.9 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Additionally, the Company has entered into capital leases as a means of funding the acquisition of furniture and equipment and acquiring access to property and vehicles. Rental payments are generally fixed, with no special terms or conditions.

Long-term debt is comprised of the 2018 First Lien Loan. The details of the Credit Agreements are discussed in Note 9: Long-term Debt and Other Borrowings.

As of December 31, 2018, the obligations described above as well as the aggregate maturities of long-term debt are as summarized below (in millions):

	Operating Leases	Capital Leases	Long-term Debt	Total
2019	$152.9	$9.3	$27.1	$189.3
2020	139.3	6.4	27.2	172.9
2021	112.8	2.3	27.0	142.1
2022	96.3	0.4	27.0	123.7
2023	80.4	—	27.0	107.4
Thereafter	210.2	—	2,558.3	2,768.5

Totals	$791.9	$18.4	$2,693.6	$3,503.9

Future minimum lease payments are net of total sub-lease rental income of $58.9 million. Capital lease obligations are shown net of $1.1 million of interest charges.

Refer to Note 16: Fair Value Measurements and Note 10: Employee Benefits for further information on obligations related to earn-out liabilities and projected payments associated with post-retirement benefit plans.

Guarantees

The Company’s guarantees primarily relate to requirements under certain client service contracts and have arisen through the normal course of business. These guarantees, with certain financial institutions, have both open and closed-ended terms; with remaining closed-ended terms up to 10 years and maximum potential future payments of approximately $36.7 million in the aggregate, with none of these guarantees being individually material to the Company’s operating results, financial position or liquidity. The Company’s current expectation is that future payment or performance related to non-performance under these guarantees is considered remote.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Contingencies

In the normal course of business, the Company is subject to various claims and litigation. Many of these claims are covered under the Company’s current insurance programs, subject to self-insurance levels and deductibles. The Company is also subject to threatened or pending legal actions arising from activities of contractors. Such liabilities include the potential costs to settle litigation. A liability is recorded for the potential costs of carrying out further works based on known claims and previous claims history, and for losses from litigation that are probable and estimable. A liability is also recorded for the Company’s incurred but not reported (“IBNR”) claims, based on assessment using prior claims history.

Claims liabilities are presented as Other current liabilities and Other non-current liabilities in the consolidated balance sheets. As of December 31, 2018 and 2017, contingent liabilities recorded within Other current liabilities were $69.5 million and $88.5 million, respectively, and contingent liabilities recorded within Other non-current liabilities were $23.4 million and $29.4 million, respectively. These contingent liabilities are made up of errors and omissions (“E&O”) claims, workers’ compensation insurance liabilities and other claims and contingent liabilities. At December 31, 2018 and 2017, E&O and other claims were $32.8 million and $54.1 million, respectively, and workers’ compensation liabilities were $60.1 million and $63.8 million, respectively, included within Other current liabilities and Other non-current liabilities in the consolidated balance sheets. The ultimate settlement of these matters may result in payments materially in excess of the amounts recorded due to their contingent nature and inherent uncertainties of settlement proceedings.

For a portion of these liabilities, the Company had indemnification assets as of December 31, 2017, totaling $18.2 million. The indemnification periods for all related agreements ended before December 31, 2017 and were settled during the third quarter of 2018, which resulted in a cash payout of $5.4 million in the fourth quarter of 2018.

The Company had insurance recoverable balances as of December 31, 2018 and December 31, 2017 totaling $3.9 million and $17.6 million.

Note 15: Related Party Transactions

TPG Capital, L.P. (“TPG”) and PAG Asia Capital Limited (“PAG”) previously provided management and transaction advisory services to the Company pursuant to a management services agreement. Transaction advisory fees related to integration and financing activities were $1.1 million, $0.9 million and $0.7 million for the years ended December 31, 2018, 2017 and 2016, respectively. Additionally, prior to its IPO the Company paid an annual fee of $4.3 million, payable quarterly, for management advisory services. In conjunction with the Company’s IPO, the management services agreement governing these payments was terminated and resulted in a termination fee of $11.9 million recorded in Operating, administrative and other in the consolidated statement of operations for the year ended December 31, 2018.

Transactions with equity accounted investees

Aggregate amounts included in the determination of income before income taxes that resulted from transactions with equity accounted investees were as follows (in millions):

	Year Ended December 31,
	2018	2017	2016
Sales	$0.4	$0.5	$1.2
Purchases	0.7	0.1	0.8

As of December 31, 2018 and 2017, the Company had no material receivables or payables with equity accounted investees.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Receivables from affiliates

As of December 31, 2018 and 2017, the Company had receivables from affiliates of $31.7 million and $34.1 million and $214.3 million and $232.8 million that are included in Prepaid expenses and other current assets and Other non-current assets, respectively, in the consolidated balance sheets. These amounts primarily represent prepaid commissions, retention and sign-on bonuses to brokers and other items such as travel and other advances to employees.

Note 16: Fair Value Measurements

The Company measures certain assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which defines fair value as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants on the measurement date. In addition, ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are based on unobservable inputs in which there is little or no market data.

There were no significant transfers in or out of Level 1 and Level 2 during the years ended December 31, 2018 and 2017. There have been no significant changes to the valuation techniques and inputs used to develop the recurring fair value measurements from those disclosed in the Company’s consolidated financial statements for the year ended December 31, 2017.

Financial Instruments

The Company’s financial instruments include cash and cash equivalents, trade and other receivables, deferred purchase price receivable (“DPP”), restricted cash, accounts payable and accrued expenses, short-term borrowings, long-term debt, interest rate swaps and foreign exchange contracts. The carrying amount of cash and cash equivalents approximates the fair value of these instruments. Certain money market funds in which the Company has invested are highly liquid and considered cash equivalents. These funds are valued at the per unit rate published as the basis for current transactions.

The estimated fair value of external debt was $2.6 billion and $2.8 billion as of December 31, 2018 and December 31, 2017, respectively. These instruments were valued using dealer quotes that are classified as Level 2 inputs in the fair value hierarchy. The gross carrying value of the debt was $2.7 billion and $2.9 billion as of December 31, 2018 and 2017, respectively, which excludes debt issuance costs. See Note 9: Long-term Debt and Other Borrowings for additional information.

The estimated fair values of interest rate swaps and foreign currency forward contracts are determined based on the expected cash flows of each derivative. The valuation method reflects the contractual period and uses observable market-based inputs, including interest rate and foreign currency forward curves.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Recurring Fair Value Measurements

The following tables present information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2018 and 2017 (in millions):

	As of December 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Cash equivalents-money market funds	$173.5	$173.5	$—	$—
Deferred compensation plan assets	48.8	48.8	—	—
Foreign currency forward contracts	0.5	—	0.5	—
Deferred purchase price receivable	140.1	—	—	140.1

Total	$362.9	$222.3	$0.5	$140.1

Liabilities
Deferred compensation plan liabilities	$47.7	$47.7	$—	$—
Foreign currency forward contracts	0.8	—	0.8	—
Interest rate swap agreements	25.1	—	25.1	—
Earn-out liabilities	38.3	—	—	38.3

Total	$111.9	$47.7	$25.9	$38.3

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Deferred compensation plan assets	$59.7	$59.7	$—	$—
Foreign currency forward contracts	0.8	—	0.8	—
Cross-currency interest rate swaps	7.1	—	7.1	—
Interest rate cap agreements	8.9	—	8.9	—
Interest rate swap agreements	0.5	—	0.5	—
Deferred purchase price receivable	41.9	—	—	41.9

Total	$118.9	$59.7	$17.3	$41.9

Liabilities
Deferred compensation plan liabilities	$59.6	$59.6	$—	$—
Foreign currency forward contracts	2.2	—	2.2	—
Cross-currency interest rate swaps	0.4	—	0.4	—
Foreign currency net investment hedges	0.7	—	0.7	—
Earn-out liabilities	51.3	—	—	51.3

Total	$114.2	$59.6	$3.3	$51.3

Deferred Compensation Plans

The Company provides a deferred compensation plan to certain U.S. employees whereby a portion of employee compensation is held in trust, enabling the employees to defer tax on compensation until payment is made to them from the trust. The employee is at risk for any investment fluctuations of the funds held in trust. The fair value of assets and liabilities are based on the value of the underlying investments using quoted prices in active markets at period end. In the event of insolvency of the entity, the trust’s assets are available to all general creditors of the entity.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Deferred compensation plan assets are presented within Prepaid expenses and other current assets and Other non-current assets in the consolidated balance sheets. Deferred compensation liabilities are presented within Accrued compensation and Other non-current liabilities in the consolidated balance sheets.

Foreign Currency Forward Contracts and Net Investment Hedges, and Interest Rate Swaps and Cap Agreements

Refer to Note 8: Derivative Financial Instruments and Hedging Activities for discussion of the fair value associated with these derivative assets and liabilities.

Deferred Purchase Price Receivable

The Company recorded a DPP under its A/R Securitization upon the initial sale of trade receivables. The DPP represents the difference between the fair value of the trade receivables sold and the cash purchase price and is recognized at fair value as part of the sale transaction. The DPP is subsequently remeasured each reporting period in order to account for activity during the period, such as the seller’s interest in any newly transferred receivables, collections on previously transferred receivables attributable to the DPP and changes in estimates for credit losses. Changes in the DPP attributed to changes in estimates for credit losses are expected to be immaterial, as the underlying receivables are short-term and of high credit quality. The DPP is included in Other non-current assets in the consolidated balance sheets and is valued using unobservable inputs (i.e., Level 3 inputs), primarily discounted cash flows. Refer to Note 17: Accounts Receivable Securitization for more information.

Earn-out Liabilities

The Company has various contractual obligations associated with the acquisition of several real estate service companies in the United States, Australia, Canada and Europe that were completed during the years ended December 31, 2018 and 2017. These acquisitions included contingent consideration, comprised of earn-out payments to the sellers subject to achievement of certain performance criteria in accordance with the terms and conditions set forth in the purchase agreements. An increase to a probability of achievement would result in a higher fair value measurement.

These amounts disclosed above are included in Other current and other long-term liabilities within the consolidated balance sheets. As of December 31, 2018, the Company had the potential to make a maximum of $48.6 million and a minimum of $0.0 million (undiscounted) in earn out payments. Assuming the achievement of the applicable performance criteria, these earn-out payments will be made over the next four years.

Earn-out liabilities are classified within Level 3 in the fair value hierarchy because the methodology used to develop the estimated fair value includes significant unobservable inputs reflecting management’s own assumptions. The fair value of earn-out liabilities is based on the present value of probability-weighted expected return method related to the earn-out performance criteria on each reporting date. The probabilities of achievement assigned to the performance criteria are determined based on due diligence performed at the time of acquisition as well as actual performance achieved subsequent to acquisition. Adjustments to the earn-out liabilities in periods subsequent to the completion of acquisitions are reflected within Operating, administrative and other in the consolidated statements of operations.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

The table below presents a reconciliation of liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) (in millions):

	Earn-out Liabilities
	2018	2017
Balance as of January 1,	$51.3	$30.5
Purchases/additions	5.9	26.8
Net change in fair value and other adjustments	3.4	7.2
Payments	(22.3)	(13.2)

Balance as of December 31,	$38.3	$51.3

Note 17: Accounts Receivable Securitization

On August 20, 2018, the Company amended the A/R Securitization that was initially entered into on March 8, 2017 to increase the investment limit from $100.0 million to $125.0 million and extended the termination date to August 20, 2021, unless extended or an earlier termination event occurs. Under the A/R Securitization, certain of the Company’s wholly owned subsidiaries continuously sell (or contribute) receivables to wholly owned special purpose entities at fair market value. The special purpose entities then sell 100% of the receivables to an unaffiliated financial institution (“the Purchaser”). Although the special purpose entities are wholly owned subsidiaries of the Company, they are separate legal entities with their own separate creditors who will be entitled, upon their liquidation, to be satisfied out of their assets prior to any assets or value in such special purpose entities becoming available to their equity holders and their assets are not available to pay other creditors of the Company. As of December 31, 2018 and 2017, the Company had $0.0 million and $85.0 million drawn on the investment limit, respectively.

All transactions under the A/R Securitization are accounted for as a true sale in accordance with ASC 860, Transfers and Servicing (“Topic 860”). Following the sale and transfer of the receivables to the Purchaser, the receivables are legally isolated from the Company and its subsidiaries, and the Company sells, conveys, transfers and assigns to the Purchaser all its rights, title and interest in the receivables. Receivables sold are derecognized from the statement of financial position. The Company continues to service, administer and collect the receivables on behalf of the Purchaser, and recognizes a servicing liability in accordance with Topic 860. The Company has elected the amortization method for subsequent measurement of the servicing liability, which is assessed for impairment or increased obligation at each reporting date. As of December 31, 2018 and 2017, the Company reported servicing liabilities of $3.4 million and $1.1 million, and $0.4 million and $1.3 million in Other current liabilities and Other non-current liabilities, respectively, on the consolidated balance sheets. For years ended December 31, 2018 and 2017, the Company recorded servicing liability amortization of $1.1 million and $0.9 million, respectively.

This program allows the Company to receive a cash payment and a DPP for sold receivables. The DPP is paid to the Company in cash on behalf of the Purchaser as the receivables are collected; however, due to the revolving nature of the A/R Securitization, cash collected from the Company’s customers is reinvested by the Purchaser daily in new receivable purchases under the A/R Securitization. For the years ended December 31, 2018 and 2017, receivables sold under the A/R securitization were $1,143.5 million and $957.8 million, respectively, and cash collections from customers on receivables sold were $1,102.6 million and $825.0 million, respectively, all of which were reinvested in new receivables purchases and are included in cash flows from operating activities in the consolidated statement of cash flows. As of December 31, 2018 and 2017, the outstanding principal on receivables sold under the A/R Securitization were $173.7 million and $132.8 million, respectively. Refer to Note 16: Fair Value Measurements for additional discussion on the fair value of the DPP as of December 31, 2018 and 2017.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

For the years ended December 31, 2018 and 2017, the Company recognized a loss related to receivables sold of $0.0 million and $1.2 million, respectively, that was recorded in Operating, administrative and other expenses in the consolidated statement of operations. Based on the Company’s collection history, the fair value of the receivables sold subsequent to the initial sale approximates carrying value.

Note 18: Supplemental Cash Flow Information

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated audited consolidated balance sheets to the sum of such amounts presented in the audited consolidated statements of cash flows (in millions):

	Year Ended December 31,
	2018	2017	2016
Cash and cash equivalents, beginning of period	$405.6	$382.3	$530.4
Restricted cash recorded in Prepaid expenses and other current assets, beginning of period	62.3	42.5	$17.5

Total cash, cash equivalents and restricted cash in the statements of cash flows, beginning of period	$467.9	$424.8	$547.9

Cash and cash equivalents, end of period	$895.3	$405.6	$382.3
Restricted cash recorded in Prepaid expenses and other current assets, end of period	70.1	62.3	$42.5

Total cash, cash equivalents and restricted cash shown in the statements of cash flows, end of period	$965.4	$467.9	$424.8

Supplemental cash flows and non-cash investing and financing activities are as follows (in millions):

	Year Ended December 31,
	2018	2017	2016
Cash paid for:
Interest	$184.0	$142.1	$128.2
Income taxes	50.6	36.8	36.1
Non-cash investing/financing activities:
Property and equipment acquired through capital leases	7.2	14.0	2.9
Deferred and contingent payment obligation incurred through acquisitions	21.1	50.3	71.5
Equity issued in conjunction with acquisitions	0.7	1.0	3.5
Increase in beneficial interest in a securitization	13.2	41.9	—

Note 19: Subsequent Events

The Company has evaluated subsequent events through February 28, 2019, the date on which these financial statements were issued, and has determined there are no material subsequent events to disclose, except as follows.

On January 2, 2019, the Company acquired Quality Solutions, Inc. (“QSI”), one of the top U.S. facilities management firms specializing in on-demand facility maintenance and project management services for cash consideration, net of cash acquired, of $250.7 million. As of the date of issuance of this report, the Company is still in the process of determining the fair value of acquired assets and liabilities and the calculation of the associated goodwill.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Note 20: Parent Company Information

Cushman & Wakefield plc

Parent Company Information

Condensed Balance Sheets

	As of December 31,
(in millions, except per share data)	2018	2017
Assets
Cash	$10.5	$—
Accounts receivables	34.9	—
Investments in subsidiaries	1,348.9	606.1

Total assets	$1,394.3	$606.1

Liabilities and Equity

Liabilities
Trade and other payables	$34.2	$1.1
Other liabilities	—	105.6

Total liabilities	34.2	106.7

Equity
Ordinary shares, nominal value $0.10 per share, 216.6 shares issued and outstanding at December 31, 2018 and ordinary shares nominal value $10.00 per share, 145.1 shares issued and outstanding at December 31, 2017	21.7	1,451.3
Additional paid-in-capital	2,791.2	283.8
Accumulated deficit	(1,298.4)	(1,148.5)
Accumulated other comprehensive loss	(154.4)	(87.2)

Total equity	1,360.1	499.4

Total liabilities and equity	$1,394.3	$606.1

Parent Company Information

Condensed Statements of Operations and Comprehensive Income (Loss)

	Year Ended December 31,
(in millions)	2018	2017	2016
Interest and other income	$2.6	$—	$—
Interest and other expense	(17.9)	(5.8)	(5.5)
Loss in earnings of subsidiaries	(170.5)	(215.5)	(428.7)

Loss before taxes	(185.8)	(221.3)	(434.2)
Tax	—	—	—

Net loss attributable to the Parent Company	(185.8)	(221.3)	(434.2)
Other comprehensive income (loss), net of tax:	—	—	—
Other comprehensive income (loss) of subsidiaries	(67.2)	61.3	(76.0)

Comprehensive loss attributable to the Parent Company	$(253.0)	$(160.0)	$(510.2)

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

Parent Company Information

Condensed Statements of Cash Flows

	Year Ended December 31,
(in millions)	2018	2017	2016
Cash flows from operating activities:
Net loss	$(185.8)	$(221.3)	$(434.2)
Reconciliation of net loss to net cash (used in) provided by operating activities:
Loss in earnings of subsidiaries	170.5	215.5	428.7
Unrealized foreign exchange gain	—	—	(0.2)
Increase in trade and other receivables	(128.7)	—	—
Increase in trade and other payables	20.0	0.5	0.7
Increase in other liabilities	6.2	5.8	5.7

Net cash provided by (used in) operating activities	(117.8)	0.5	0.7

Cash flows from investing activities:
Investment in subsidiaries	(865.5)	(22.5)	(33.9)

Net cash used in investing activities	(865.5)	(22.5)	(33.9)

Cash flows from financing activities:
Proceeds from issuance of common stock	—	22.0	33.2
Proceeds from initial public offering, net of underwriting	831.4	—	—
Proceeds from private placement	179.5	—	—
Payments of initial public offering and private placement costs	(17.3)	—	—
Other financing activities	0.2	—	—

Net cash provided by financing activities	993.8	22.0	33.2

Change in cash and cash equivalents	10.5	—	—
Cash and cash equivalents, beginning of year	—	—	—

Cash and cash equivalents, end of year	$10.5	$—	$—

Supplemental disclosure of non-cash activities:
Accretion of deferred purchase obligation	19.7	20.8	21.8
Capital contributions to subsidiaries	—	6.2	22.6
Stock-based compensation	51.4	43.3	44.5
Acquisition and disposal of non-controlling interest	—	2.0	(11.4)

Background and basis of presentation

DTZ Jersey Holdings Limited (together with its subsidiaries, the “Company”) was formed on August 21, 2014, by investment funds affiliated with TPG Capital, L.P. (“TPG”), PAG Asia Capital Limited (“PAG”) and Ontario Teachers’ Pension Plan (“OTPP”) (collectively, the “Sponsors”). On November 5, 2014, DTZ Jersey Holdings Limited acquired 100% of the combined DTZ group for $1.1 billion from UGL Limited (the “DTZ Acquisition”). On September 1, 2015, the Company acquired 100% of C&W Group, Inc. (“Cushman & Wakefield” or “C&W” and also defined as the “C&W Group merger”) for $1.9 billion.

On July 6, 2018, the shareholders of DTZ Jersey Holdings Limited exchanged their shares in DTZ Jersey Holdings Limited for interests in newly issued shares of Cushman & Wakefield Limited, a private limited

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

company incorporated in England and Wales (the “Share Exchange”). On July 12, 2018, Cushman & Wakefield Limited reduced the nominal value of each ordinary share issued to $0.01 (“Capital Reduction”). On July 19, 2018, Cushman & Wakefield Limited re-registered as a public limited company organized under the laws of England and Wales (the “Re-registration”) named Cushman & Wakefield plc (the “Parent Company”). Cushman & Wakefield plc is a holding company that conducts substantially all of its business operations through its subsidiaries.

The accompanying condensed financial statements include the accounts of the Parent Company and reflect the activity of DTZ Jersey Holdings Limited though the date of the Re-registration. The investments in subsidiaries and affiliates are reported on an equity method basis. Accordingly, these condensed financial statements have been presented on a “parent-only” basis. These parent-only financial statements should be read in conjunction with Cushman & Wakefield plc’s audited Consolidated Financial Statements included elsewhere herein.

The condensed parent-only financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X, as the restricted net assets of the subsidiaries of the Company exceed 25% of the consolidated net assets of the Company. The total restricted net assets as of December 31, 2018 are $1.2 billion.

Dividends

The ability of the Parent Company’s operating subsidiaries to pay dividends may be restricted due to the terms of the subsidiaries’ financings agreements (see Note 9: Long-term Debt and Other Borrowings). During the fiscal years ended December 31, 2018, 2017 and 2016, the Parent Company’s consolidated subsidiaries did not pay any cash dividends to the Parent Company.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Cushman & Wakefield plc

QUARTERLY RESULTS OF OPERATIONS

(Unaudited)

The tables on the following pages set forth certain consolidated statements of operations data for each of our past eight quarters. In management’s view, this information has been presented on the same basis as the audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments and accruals, we consider necessary for a fair presentation. The unaudited consolidated quarterly financial information includes where applicable, retrospective application of accounting standards that became effective in the first quarter of 2018. The unaudited consolidated quarterly financial information should be read in conjunction with our consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results for any future period.

	For the Three Months Ended
(in millions, except per share amounts)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Total revenue	$1,767.7	$1,974.3	$2,076.0	2,401.9
Operating (loss)/income	(81.9)	30.6	20.6	43.2
Net loss	(92.9)	(33.5)	(41.4)	(18.0)
Net loss per share, basic	(0.64)	(0.23)	(0.22)	(0.09)
Net loss per share, diluted	(0.64)	(0.23)	(0.22)	(0.09)

In the fourth quarter of 2018, the Company changed its policy for recognizing stock-based compensation expense for awards with service conditions only from the graded attribution method to the straight-line attribution method. For the three months ended March 31, 2018, June 30, 2018 and September 30, 2018, net loss and net loss per share, basic and diluted, (increased)/decreased by $(0.9) million, $(1.3) million and $7.3 million and $(0.01), $(0.01) and $0.04, respectively, as a result of the retrospective application of the policy.

	For the Three Months Ended
(in millions, except per share amounts)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Total revenue	$1,461.3	$1,700.6	$1,709.3	$2,052.7
Operating (loss)/income	$(118.2)	$(35.6)	$(54.5)	$37.2
Net (loss) income	(117.9)	(47.0)	(78.6)	22.2
Net (loss) earnings per share, basic	(0.82)	(0.33)	(0.55)	0.15
Net (loss) earnings per share, diluted	(0.82)	(0.33)	(0.55)	0.14

In the fourth quarter of 2018, the Company changed its policy for recognizing stock-based compensation expense for awards with service conditions only from the graded attribution method to the straight-line attribution method. For the three months ended March 31, 2017, June 30, 2017, September 30, 2017 and December 31, 2017, net (loss)/income and net loss per share, basic and diluted, decreased/(increased) by $1.7 million, $0.4 million, $0.0 million and $(2.9) million and $0.01, $0.00, $0.00 and $(0.02), respectively, as a result of the retrospective application of the policy.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Schedule II – Valuation & Qualifying Accounts

(in millions)	Allowance for Doubtful Accounts
Balance, December 31, 2015	$13.6
Charges to expense	11.9
Write-offs, payments and other	3.3

Balance, December 31, 2016	28.8
Charges to expense	3.9
Write-offs, payments and other	2.6

Balance, December 31, 2017	35.3
Charges to expense	21.7
Write-offs, payments and other	(7.5)

Balance, December 31, 2018	$49.5

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            Shares

Ordinary Shares

MORGAN STANLEY

J.P. MORGAN

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses (except for the SEC registration fee and FINRA filing fee) payable in connection with the sale of the ordinary shares in this offering are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Printing expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

We will bear all of the expenses shown above.

Item 14. Indemnification of Directors and Officers.

Our articles of association provide that, subject to the U.K. Companies Act 2006, we shall indemnify, out of our assets, any director of the Company or any associated company against all losses, liabilities and expenditures which he or she may sustain or incur in the execution of the duties of his or her office or otherwise in relation thereto.

The relevant provisions under the U.K. Companies Act 2006 are Sections 205, 206, 232, 233, 234, 235, 236, 237, 238 and 1157.

Section 205 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred in defending any criminal or civil proceedings or in connection with any application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or section 1157 (described below). Such financial assistance must be repaid if the director is convicted, judgment is found against such director or the court refuses to grant the relief on the application.

Section 206 provides that a company can provide a director with the funds to meet expenditures incurred or to be incurred by him or her in defending in an investigation by a regulatory authority, or against action proposed to be taken by a regulatory authority, in connection with any alleged negligence, default, breach of duty or breach of trust by him or her in relation to the company or an associated company.

Section 232 provides that any provision to exempt to any extent a director from liability from negligence, default, breach of duty or trust by him or her in relation to the company is void. Any provision by which a company directly or indirectly provides (to any extent) an indemnity for a director of the company or an associated company against any such liability is also void unless it is a qualifying third party indemnity provision.

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Section 233 permits liability insurance, commonly known as directors’ and officers’ liability insurance, purchased and maintained by a company against liability for negligence, default, breach of duty or breach of trust in relation to the company.

Pursuant to Section 234, an indemnity is a qualifying third party indemnity as long as it does not provide: (i) any indemnity against any liability incurred by the director to the company or to any associated company; (ii) any indemnity against any liability incurred by the director to pay a fine imposed in criminal proceedings or a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature; and (iii) any indemnity against any liability incurred by the director in defending criminal proceedings in which he or she is convicted, civil proceedings brought by the company or an associated company in which judgment is given against such director or where the court refuses to grant such director relief under an application under sections 661(3) and 661(4) (acquisition of shares by innocent nominee) or its power under section 1157 (described below).

Section 235 allows a company to provide an indemnity to a director if the company is a trustee of an occupational pension scheme, with such indemnity to protect against liability incurred in connection with the company’s activities as trustee of the scheme.

Any indemnity provided under Section 234 or Section 235 in force for the benefit of one or more directors of the company or an associated company must be disclosed in the directors’ annual report in accordance with Section 236 and copies of such indemnification provisions made available for inspection in accordance with Section 237 (and every shareholder has a right to inspect and request such copies under Section 238).

Section 1157 provides that in proceedings against an officer of a company for negligence, default, breach of duty or breach of trust, the court may relieve such officer from liability if it appears to the court that such officer may be liable but acted honestly and reasonably and that having regard to all the circumstances of the case, such officer ought fairly to be excused. Further, an officer who has reason to apprehend that a claim of negligence, default, breach of duty or breach of trust will or might be made against him or her, such officer may apply to the court for relief, and the court will have the same power to relieve such officer as it would if the proceedings had actually been brought.

A court has wide discretion in granting relief, and may authorize civil proceedings to be brought in the name of the company by a shareholder on terms that the court directs. Except in these limited circumstances, English law does not generally permit class action lawsuits by shareholders on behalf of the company or on behalf of other shareholders.

We have entered into deeds of indemnification with each of our directors and executive officers. Pursuant to these agreements, we agree to indemnify these individuals to the fullest extent permissible under English law against liabilities arising out of, or in connection with, the actual or purported exercise of, or failure to exercise, any of his or her powers, duties or responsibilities as a director or officer, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also agree to use all reasonable endeavors to provide and maintain appropriate directors’ and officers’ liability insurance (including ensuring that premiums are properly paid) for their benefit for so long as any claims may lawfully be brought against them.

We have obtained and expect to continue to maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of English law.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, us, members of our board of directors, members of management and persons who control us within the meaning of the Securities Act, against certain liabilities.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act. No underwriters were used in any of the transactions described below. In this section, unless noted, all references to ordinary shares, options, restricted share units and corresponding exercise prices and all per ordinary share amounts reflect the Company’s figures prior to undertaking the Share Consolidation and have not been adjusted to give effect to the Share Consolidation.

Private Placement Concurrent with Initial Public Offering

On August 6, 2018, the Company sold depositary receipts in respect of an aggregate of 10,560,469 of the Company’s ordinary shares to Vanke Service (HongKong) Co., Limited (“Vanke Service”), in a private placement that closed concurrently with the Company’s initial public offering. On August 7, 2018, concurrently with the exercise in full of the underwriters’ option to purchase additional ordinary shares in the Company’s initial public offering, the Company sold to Vanke Service additional depositary receipts in respect of 347,792 ordinary shares. The depositary receipts were sold for total gross proceeds of $179,527,973, excluding aggregate placement agent fees of $8,976,398. The proceeds from the private placement were used, together with proceeds from the Company’s initial public offering, to repay the Company’s Second Lien Loan, repay outstanding deferred payment obligations, terminate a management agreement and for general corporate purposes.

Morgan Stanley & Co. LLC acted as placement agent and received a customary placement agent fee in connection therewith.

The sale of the depositary receipts in respect of ordinary shares to Vanke Service was completed in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving a public offering.

Restructuring Matters

In connection with its formation on June 13, 2018, Cushman & Wakefield Limited issued one fully paid up ordinary share (the “subscriber share”) to DTZ Investment Holdings GenPar LLP (“DTZ GenPar”), as the general partner of Holdings LP. The issuance of the subscriber share was not registered under the Securities Act, because the subscriber share was offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

In connection with the Share Exchange on July 6, 2018, Cushman & Wakefield Limited issued 1,532,092,920 ordinary shares to GTU Ops Inc., as nominee for Computershare Trust Company N.A. (the “Depositary Nominee”), in exchange for 153,081,863.85 and 1,379,011,057 ordinary shares of DTZ Jersey Holdings Limited, previously held by FTL Nominees 1 Limited and FTL Nominees 2 Limited, respectively, on bare trust for certain members of the Company’s management and Holdings LP, respectively. Holdings LP is an English limited partnership whose partners consist of the Principal Shareholders. Upon receipt of the ordinary shares of Cushman & Wakefield Limited, the Depositary Nominee issued 153,081,864 and 1,379,011,056 depositary receipts in respect of such shares to each of FTL Nominees 1 Limited and FTL Nominees 2 Limited respectively, who hold such depositary receipts on bare trust for certain members of the Company’s management and Holdings LP, respectively. Such ordinary shares were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as transactions by issuers not involving a public offering. On July 6, 2018, a stock transfer form for the transfer of the subscriber share was executed in favor of the Depositary Nominee.

On July 11, 2018, Cushman & Wakefield Limited issued 50,000 redeemable preference shares, with a nominal value of £1.00 each, and fully paid up, to DTZ GenPar in exchange for an undertaking to pay the nominal value. The preference shares were issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as transactions by issuers not involving a public offering.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Options and Restricted Units

From January 1, 2018 through July 27, 2018, DTZ Jersey Holdings Limited granted options to purchase an aggregate of 2,735,295 ordinary shares at a weighted average price of $1.70 per share and issued 865,804 ordinary shares upon exercise of vested options for aggregate consideration of $899,230.

In 2017 and 2016, DTZ Jersey Holdings Limited granted options to purchase an aggregate of 2,241,178 and 18,604,902 ordinary shares, respectively, at a weighted average price of $1.70 and $1.23 per share, respectively, and issued 9,526 and zero ordinary shares, respectively, upon exercise of vested options for aggregate consideration of $11,431 and $0, respectively.

From January 1, 2018 through July 27, 2018, DTZ Jersey Holdings Limited granted 8,723,235 RSUs to be settled in ordinary shares and issued 3,347,403 ordinary shares upon settlement of RSUs.

In 2017 and 2016, DTZ Jersey Holdings Limited granted 5,420,007 and 73,921,259 RSUs, respectively, to be settled in ordinary shares and issued 6,580,280 and 4,765,028 ordinary shares, respectively, upon settlement of RSUs.

DTZ Jersey Holdings Limited deemed the grants of stock options and RSUs and the issuances of ordinary shares upon the exercise of stock options and settlement of RSUs described above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act or in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

On October 19, 2018, Cushman & Wakefield plc issued 229,407 ordinary shares to employees and former employees in settlement of certain options that were exercised and RSUs which vested, in each case, in July 2018. The issuance of the shares was exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering.

Issuances to Management Holders

From January 1, 2018 through June 30, 2018, DTZ Jersey Holdings Limited issued an aggregate of 5,118,215 ordinary shares at a weighted average price of $1.70 per share for aggregate consideration of $8,700,966.

In 2017 and 2016, DTZ Jersey Holdings Limited issued an aggregate of 13,352,095 ordinary shares and 23,507,031 ordinary shares, respectively, at a weighted average price of $1.70 and $1.23 per share for aggregate consideration of $22,562,562 and $33,165,424, respectively.

No underwriters were used in the foregoing transactions. DTZ Jersey Holdings Limited deemed the issuances of ordinary shares described immediately above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering.

Acquisitions

On July 27, 2018, a subsidiary of the Company acquired 100% of the interests in Inc Re Australia Pty Ltd. for cash and equity consideration consisting of (i) an upfront cash payment of AUD $10 million, (ii) a deferred cash payment of AUD $9 million payable in installments over a five-year period and (iii) 42,582 of the Company’s ordinary shares, which were issued in December 2018. On March 2, 2017, DTZ Jersey Holdings Limited acquired 100% of the interests in Ashlar Urban for total cash consideration of CAD $9,800,000. In connection with the acquisition, DTZ Jersey Holdings Limited issued an aggregate of 588,235 ordinary shares to

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

certain management shareholders. On November 15, 2016, DTZ Jersey Holdings Limited acquired 50% percent of the partnership interests in DTZ Zadelhoff V.O.F. for total cash consideration of €27,000,000. In connection with the acquisition, DTZ Jersey Holdings Limited issued an aggregate of 5,555,000 ordinary shares to certain management shareholders. On August 9, 2016, DTZ Jersey Holdings Limited acquired 100% of the assets of Taylor & Mathis of Florida for total cash consideration of $28,750,000. In connection with the acquisition, DTZ Jersey Holdings Limited issued an aggregate of 1,764,705 ordinary shares to certain management shareholders. On May 31, 2016, DTZ Jersey Holdings Limited acquired 100% of the assets of Multi-Family Advisors “MHA” for total cash consideration of $31,386,000. In connection with the acquisition, DTZ Jersey Holdings Limited issued an aggregate of 294,118 ordinary shares to certain management shareholders.

No underwriters were used in the foregoing transactions. DTZ Jersey Holdings Limited deemed the issuances of ordinary shares described immediately above as exempt from registration pursuant to Section 4(a)(2) of the Securities Act, as transactions not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth beginning on page II-6 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: Schedule II – Valuation & Qualifying Accounts is included in the financial statements and incorporated herein by reference.

Item 17. Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

*(i) The undersigned registrant hereby undertakes that:

●

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

●

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

EXHIBIT INDEX

Exhibit Number	Description of Exhibits	Method of Filing
1.1	Form of Underwriting Agreement	To be filed by amendment
3.1	Articles of Association of the Registrant	Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/A filed on July 23, 2018
4.1	Form of Ordinary Shares Certificate	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A filed on July 25, 2018
4.2	Registration Rights Agreement, dated as of August 6, 2018, by and among Cushman & Wakefield plc and certain shareholders	Incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed on August 9, 2018
4.3	Joinder Agreement to Registration Rights Agreement, dated as of August 6, 2018, by and between Cushman & Wakefield plc and Vanke Service (HongKong) Co., Limited	Incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed on August 9, 2018
5.1	Opinion of Kirkland & Ellis International LLP	To be filed by amendment
10.1

Credit Agreement, dated as of August 21, 2018, by and among DTZ U.S. Borrower, LLC, DTZ UK Guarantor Limited and JPMorgan Chase Bank, N.A., as Administrative Agent, Collateral Agent, Issuing Bank and Swing Line Lender, and the other lenders party thereto

Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on September 6, 2018
10.2	Shareholders Agreement, dated as of August 6, 2018, by and among Cushman & Wakefield plc and the shareholders party thereto	Incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed
10.3	Purchase Agreement by and among Cushman & Wakefield plc and Vanke Service (HongKong) Co., Limited, dated as of July 24, 2018	Incorporated by reference to Exhibit 10.45 to the Registrant’s Registration Statement on Form S-1/A filed on July 30, 2018
10.4	Shareholder Agreement, dated as of August 6, 2018, by and among Cushman & Wakefield plc and Vanke Service (HongKong) Co., Limited	Incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 9, 2018
10.5

Agreement for the Provision of Depositary Services and Custody Services, dated as of July 6, 2018, in respect of Cushman & Wakefield Limited Depositary Receipts among Computershare Trust Company, N.A., Cushman & Wakefield Limited, FTL Nominees 1 Limited, FTL Nominees 2 Limited and other Holders of Depositary Receipts

Incorporated by reference to Exhibit 10.23 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Exhibit Number	Description of Exhibits	Method of Filing
10.6	Form of Deed of Indemnity for Directors	Incorporated by reference to Exhibit 10.19 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.7	Form of Deed of Indemnity for Officers	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.8	Form of Non-executive Director Appointment Letter	Incorporated by reference to Exhibit 10.21 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.9	Cushman & Wakefield plc 2018 Omnibus Management Share and Cash Incentive Plan, effective as of June 19, 2018	Incorporated by reference to Exhibit 10.24 to the Registrant’s Registration Statement on Form S-1/A filed on July 23, 2018
10.10	Form of Restricted Stock Unit Grant Agreement	Incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on
10.11	Cushman & Wakefield plc 2018 Omnibus Non-Employee Director Share and Cash Incentive Plan, effective as of June 19, 2018	Incorporated by reference to Exhibit 10.25 to the Registrant’s Registration Statement on Form S-1/A filed on July 23, 2018
10.12	DTZ Jersey Holdings Limited Management Equity Incentive Plan, amended and restated effective as of January 7, 2016	Incorporated by reference to Exhibit 10.26 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.13	Form of 2018 Stock Option Award Agreement under the DTZ Jersey Holdings Limited Management Equity Incentive Plan	Incorporated by reference to Exhibit 10.27 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.14	Form of Pre-2018 Stock Option Award Agreement under the DTZ Jersey Holdings Limited Management Equity Incentive Plan	Incorporated by reference to Exhibit 10.28 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.15	Form of Offer to Amend Certain Outstanding Stock Options in connection with the DTZ Jersey Holdings Limited Management Equity Incentive Plan	Incorporated by reference to Exhibit 10.29 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.16	Form of DTZ Jersey Holdings Limited Restricted Stock Unit Grant Agreement	Incorporated by reference to Exhibit 10.30 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.17	Form of Bonus Deferral and Co-Investment Restricted Stock Unit Grant Letter Agreement	Incorporated by reference to Exhibit 10.31 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.18	Form of DTZ Jersey Holdings Limited Management Stockholders’ Agreement	Incorporated by reference to Exhibit 10.36 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2019
10.19	Form of Trust Over Shares and Nominee Shareholder Agreement	Incorporated by reference to Exhibit 10.33 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.20	Cushman & Wakefield, Inc. Executive Employee Severance Plan, effective June 14, 2018	Incorporated by reference to Exhibit 10.34 to the Registrant’s Registration Statement on Form S-1/A filed on July 23, 2018

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Exhibit Number	Description of Exhibits	Method of Filing
10.21	Amended and Restated Employment Agreement between Brett White, Cushman & Wakefield Global, Inc. and DTZ Jersey Holdings Limited, dated June 8, 2018	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.22	Option Grant Agreement between Brett White and DTZ Jersey Holdings Limited, dated May 8, 2015	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.23	Restricted Stock Unit Grant Agreement between Brett White and DTZ Jersey Holdings Limited, dated May 8, 2015	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.24	Restricted Stock Unit Grant Agreement between Brett White and DTZ Jersey Holdings Limited, dated May 8, 2015	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.25	Restricted Stock Unit Grant Agreement between Brett White and DTZ Jersey Holdings Limited, dated October 5, 2015	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.26	Form of Restricted Stock Unit Grant Agreement for grants in 2018, 2019 and 2020 between Brett White and DTZ Jersey Holdings Limited	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.27	Side Letter between Brett White and Cushman & Wakefield Global, Inc., dated June 8, 2018	Incorporated by reference to Exhibit 10.41 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018.
10.28	Employment Agreement between Duncan Palmer and DTZ US NewCo, Inc., dated March 16, 2015	Incorporated by reference to Exhibit 10.20 to the Registrant’s Registration Statement on Form S-1/A filed on July 13, 2018
10.29	Side Letter between Brett White and Cushman & Wakefield Global, Inc., dated November 19, 2018	Incorporated by reference to Exhibit 10.47 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2019
10.30	Employment Agreement between John Forrester and Cushman & Wakefield Debenham Tie Leung Limited dated February 19, 2019	Incorporated by reference to Exhibit 10.48 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2019
21.1	List of subsidiaries	Incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K filed on February 28, 2019
23.1	Consent of KPMG US LLP, Independent Registered Public Accounting Firm	To be filed by amendment
23.3	Consent of Kirkland & Ellis International LLP (included in Exhibit 5.1)	To be filed by amendment
24.1	Powers of Attorney	Included on signature page

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Chicago, Illinois on                 , 2019.

CUSHMAN & WAKEFIELD PLC

By:	Brett White
Title:	Director, Executive Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each officer and director of Cushman & Wakefield plc whose signature appears below constitutes and appoints Brett White and Duncan Palmer, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for him or her and in his or her name, place and stead, in any and all capacities, to execute any or all amendments including any post-effective amendments and supplements to this Registration Statement, and any additional Registration Statement filed pursuant to Rule 462(b), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

Brett White	Director, Executive Chairman and Chief Executive Officer (Principal Executive Officer and Authorized Representative in the United States)

Duncan Palmer	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Qi Chen	Director

Jonathan Coslet	Director

Timothy Dattels	Director

Michelle MacKay	Director

Jodie McLean	Director

Lincoln Pan	Director

Confidential Treatment Requested by Cushman & Wakefield plc Pursuant to Rule 83

Name	Title	Date

Rajeev Ruparelia	Director

Billie Williamson	Director